Exhibit 99.1

[Date]

Dear DowDuPont Stockholder:

As previously announced, DowDuPont Inc. (“DowDuPont”) intends to separate into three independent, publicly traded companies—one for each of its agriculture, materials science and specialty products businesses. We are pleased to deliver to you this information statement to inform you that on March 7, 2019, our board of directors approved the first step in this plan: the separation of our materials science business, “Dow,” through the distribution to DowDuPont stockholders of all of the then issued and outstanding shares of common stock of Dow Inc. (“Dow common stock”), a wholly owned subsidiary of DowDuPont and the newly formed holding company for Dow. Completion of the separation will create the industry’s premier materials science solution provider focused on the high-growth market verticals of consumer care, infrastructure and packaging.

The separation is expected to be completed on April 1, 2019, and will be effected by way of a pro rata dividend of Dow common stock to DowDuPont stockholders of record as of the close of business, Eastern Time, on March 21, 2019, the record date. Each DowDuPont stockholder will receive one share of Dow common stock for every three shares of DowDuPont common stock held as of the close of business on the record date.

Following the separation and distribution of Dow, DowDuPont will then separate Corteva, the subsidiary that will hold, at the time of its distribution, the assets and liabilities associated with DowDuPont’s agriculture business, by way of a pro rata distribution of Corteva’s common stock to DowDuPont stockholders. Assuming both distributions are completed as anticipated, the remaining company will hold only DowDuPont’s specialty products business. Following the distributions, DowDuPont will become known as DuPont. The separations are the first step toward creating three independent companies that are better positioned to capitalize on significant growth opportunities and to focus their respective resources on their particular business and strategic priorities.

We expect the distribution of Dow common stock to be tax-free to you for U.S. federal income tax purposes, except for any cash received in lieu of fractional shares. You should consult your own tax advisor as to the particular tax consequences of the distribution of Dow common stock to you, including potential tax consequences under state, local and non-U.S. tax laws.

Stockholder approval of the distribution is not required. In addition, you do not need to take any action to receive your Dow common stock and you do not need to pay any consideration or surrender or exchange your DowDuPont shares in order to receive your Dow common stock. Immediately following the distribution, you will own common stock in both DowDuPont and Dow. The Dow common stock will be listed on the New York Stock Exchange under the symbol “DOW.”

We encourage you to carefully read the enclosed information statement, which is being made available to all DowDuPont stockholders who held shares of DowDuPont common stock as of the close of business on the record date for the distribution. The information statement describes the separation and distribution of Dow in detail and contains important information about Dow, including its business, financial condition and operations, and the distribution.

The DowDuPont board of directors believes that creating three focused companies will maximize value for all DowDuPont stockholders, and this separation is an exciting first step in this process. We want to thank you for your continued support of DowDuPont and we look forward to your support of Dow in the future.

Sincerely,

Edward D. Breen Chief Executive Officer DowDuPont Inc.	Jeff M. Fettig Executive Chairman DowDuPont Inc.

[Date]

Dear Dow Stockholder:

On behalf of Dow Inc., it is my great privilege to welcome you as a stockholder of our company.

When we announced Dow’s intention to merge with DuPont to form DowDuPont, we also announced the intention to separate the combined company into three independent, publicly traded companies. Today, we stand ready to deliver the first intended company—the new Dow.

We are proud of our more than 120-year heritage. And we are equally excited for the opportunity that lies ahead, as we pursue our ambition to become the most innovative, customer-centric, inclusive and sustainable materials science company in the world.

The new Dow will be more focused, agile and market-oriented, with a portfolio comprised of six global business units organized into three operating segments: Performance Materials & Coatings; Industrial Intermediates & Infrastructure; and Packaging & Specialty Plastics. Through our deep materials science expertise, value chain understanding, global reach, scale and competitive capabilities, we will provide differentiated products and solutions to our customers. And we intend to direct our efforts primarily to three core end-markets where we hold global leadership positions today—consumer care, infrastructure and packaging.

The new Dow will also be a financially disciplined company. We will be prudent stewards of our capital. Our focus will be to maximize value for our stockholders by driving profitable growth, higher returns on invested capital, increasing free cash flow and greater cash returns to you. In the long term, we are committed to maintaining and improving our leadership positions in our three key verticals—consumer care, infrastructure and packaging. Our near-term focus will be on incremental, less capital intensive, fast payback projects. As industry and end-market dynamics shift, we will continue to exercise disciplined portfolio management. And we intend to drive to a best-in-class cost structure.

Dow Inc.’s common stock will be listed on the New York Stock Exchange under the symbol “DOW.”

We invite you to learn more about our company, our strategy and how we are positioned to compete and win, by reviewing the enclosed information statement.

We value your ownership and look forward to growing together.

Best regards,

Jim Fitterling

Chief Executive Officer

Dow Inc.

Information contained herein is subject to completion or amendment. A Registration Statement on Form 10 relating to these securities has been filed with the Securities and Exchange Commission under the Securities Exchange Act of 1934, as amended.

Preliminary and Subject to Completion, dated March 8, 2019

INFORMATION STATEMENT

Dow Inc.

Common Stock, Par Value $0.01 Per Share

This information statement is being furnished in connection with DowDuPont Inc.’s (“DowDuPont”) separation of its materials science business, “Dow,” through the distribution of shares of common stock of its subsidiary, Dow Inc. (“Dow NewCo,” and Dow NewCo’s common stock, the “Dow common stock”). The distribution will be effected by way of a pro rata dividend of Dow common stock to DowDuPont stockholders of record as of the close of business, Eastern Time, on March 21, 2019, the record date. Dow NewCo is a newly formed holding company for Dow and at the time of the distribution will hold, directly or indirectly, DowDuPont’s materials science business, which includes DowDuPont’s Performance Materials & Coatings, Industrial Intermediates & Infrastructure and Packaging & Specialty Plastics segments.

As a DowDuPont stockholder, you will receive one share of Dow common stock for every three shares of DowDuPont common stock that you hold of record as of the close of business on the record date. No fractional shares of Dow common stock will be distributed. Instead, you will receive cash in lieu of any fractional shares. The distribution is intended to be tax-free to DowDuPont stockholders for United States federal income tax purposes, except for any cash received in lieu of fractional shares, which will generally be taxable.

Dow common stock will be listed on the New York Stock Exchange (“NYSE”) under the symbol “DOW.” Dow expects DowDuPont will distribute the shares of Dow common stock to you on April 1, 2019 after the close of trading on the NYSE, subject to the satisfaction or waiver of certain conditions. Dow refers to the date of the distribution of the Dow common stock as the “distribution date.” Immediately after the distribution, Dow will be an independent, publicly traded company.

DowDuPont stockholders are not required to vote on or take any other action in connection with the separation or distribution. Therefore, Dow is not asking for a proxy to vote on the separation or the distribution, and Dow requests that you do not send Dow a proxy. DowDuPont stockholders will not be required to exchange or surrender their existing shares of DowDuPont common stock or take any other action to receive their applicable shares of Dow common stock, nor will they be required to pay any consideration for the shares of Dow common stock they receive in the distribution.

DowDuPont currently owns all of the outstanding shares of Dow NewCo. Accordingly, there is no current trading market for Dow common stock. Dow expects that a limited market, commonly known as a “when-issued” trading market, will develop on or shortly before the record date for the distribution, and Dow expects “regular-way” trading of Dow common stock to begin on April 2, 2019, the first trading day following the distribution date. As discussed under “The Distribution—Trading Between the Record Date and Distribution Date,” if you sell your DowDuPont common stock in the “regular-way” market after the record date and before the distribution, you also will be selling your right to receive shares of Dow common stock in connection with the separation and distribution.

In reviewing this information statement, you should carefully consider the matters described under the caption “Risk Factors” beginning on page 30.

Neither the U.S. Securities and Exchange Commission (“SEC”) nor any state securities commission has approved or disapproved these securities or determined if this information statement is truthful or complete. Any representation to the contrary is a criminal offense.

This information statement does not constitute an offer to sell or the solicitation of an offer to buy any securities.

References in this information statement to specific codes, legislation or other statutory enactments are to be deemed as references to those codes, legislation or other statutory enactments, as amended from time to time.

The date of this information statement is [●].

A Notice of Internet Availability with instructions for how to access this information statement is first being mailed to DowDuPont stockholders on or about [●].

The following is a summary of material information discussed in this information statement. This summary may not contain all the details concerning the separation and distribution or other information that may be important to you. To better understand the separation, distribution and Dow’s business and financial position, you should carefully review this entire information statement.

Unless otherwise indicated or the context otherwise requires, references in this information statement to:

•	“Business Realignment” has the meaning set forth in the section titled “Merger, Intended Separations, Reorganization and Financial Statement Presentation”;

•	“distribution” refers to the transaction in which DowDuPont will distribute to its stockholders all of the then issued and outstanding shares of Dow common stock;

•	“distribution date” means the date of the distribution, which is expected to be April 1, 2019;

•

“Dow” refers to Dow NewCo, TDCC and their consolidated subsidiaries after giving effect to the Internal Reorganization and Business Realignment, resulting in Dow NewCo holding the materials science business of DowDuPont;

•	“Dow board of directors” refers to the board of directors of Dow NewCo following the distribution;

•	“Dow NewCo” refers to Dow Inc. (f/k/a Dow Holdings Inc.), the newly formed holding company for DowDuPont’s materials science business;

•	“Dow common stock” refers to the shares of common stock, par value $0.01 per share, of Dow NewCo;

•	“Dow stockholders” refers to holders of Dow common stock following the distribution;

•	“DowDuPont” refers to DowDuPont Inc., a Delaware corporation, and its consolidated subsidiaries, at the relevant time;

•	“DowDuPont stockholders” refers to holders of record of the common stock of DowDuPont Inc. in their capacity as such;

•	“Historical Dow” refers to TDCC and its consolidated subsidiaries prior to the Business Realignment;

•	“Historical DuPont” refers to E. I. du Pont de Nemours and Company (“EID”) and its consolidated subsidiaries prior to the Business Realignment;

•	“Internal Reorganization” has the meaning set forth in the section titled “Merger, Intended Separations, Reorganization and Financial Statement Presentation”;

•

“New DuPont” refers to DowDuPont and its consolidated subsidiaries, (i) following the distribution of Dow, at which time New DuPont will continue to hold both DowDuPont’s agriculture and specialty products businesses, and (ii) following the distribution of Corteva, at which time New DuPont will hold only the specialty products business (following the distributions, DowDuPont will become known as DuPont);

•	“record date” means March 21, 2019, the date set by the DowDuPont board of directors to determine the DowDuPont stockholders eligible to receive the distribution of Dow common stock;

•	“separation” refers to the transaction in which Dow will be separated from DowDuPont; and

•	“TDCC” refers to The Dow Chemical Company, exclusive of its subsidiaries.

Unless otherwise indicated or the context otherwise requires, this information statement describes Dow as if the Internal Reorganization and Business Realignment have been completed and as if Dow held only the materials science business of DowDuPont during all periods described. As a result, references in this information statement to Dow’s historical assets, liabilities, products, businesses or activities are generally references to the applicable assets, liabilities, products, business or activities of Historical Dow and Historical DuPont on a pro forma basis as if the Internal Reorganization and Business Realignment had already occurred and Dow was a standalone company holding only DowDuPont’s materials science business. See the section entitled “Merger, Intended Separations, Reorganization and Financial Statement Presentation” for further information.

You should read this entire information statement carefully, including the consolidated financial statements of Historical Dow and notes thereto, which are incorporated by reference herein to the pertinent pages of the Historical Dow 2018 Form 10-K (as defined in the section entitled “Unaudited Pro Forma Combined Financial Information”), which are filed as Exhibit 99.2 to the registration statement on Form 10 of which this information statement forms a part (the “Form 10”), the unaudited pro forma combined financial information for Dow and the notes thereto included elsewhere herein, and the sections entitled “The Business,” “Supplemental Pro Forma Segment Results for Dow,” “Selected Consolidated Financial Data of Historical Dow,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations of Historical Dow,” and “Risk Factors.” Some of the statements in this information statement constitute forward-looking statements. See “Cautionary Statement Concerning Forward-Looking Statements.”

You should not assume that the information contained in this information statement is accurate as of any date other than the date set forth on the cover. Changes to the information contained in this information statement may occur after that date, and Dow undertakes no obligation to update the information, except in the normal course of Dow’s public disclosure obligations.

MERGER, INTENDED SEPARATIONS, REORGANIZATION AND

FINANCIAL STATEMENT PRESENTATION

Merger

DowDuPont is a Delaware corporation that was formed on December 9, 2015 for the purpose of effecting the all-stock merger of equals transaction between Historical Dow and Historical DuPont. On August 31, 2017, Historical Dow and Historical DuPont each merged with wholly owned subsidiaries of DowDuPont and, as a result, became subsidiaries of DowDuPont (the “Merger”).

Intended Separations

Prior to the Merger, Historical Dow and Historical DuPont were each publicly traded companies that were listed on the NYSE, with Historical Dow operating a global business that included agricultural sciences, consumer solutions, infrastructure solutions, performance materials and chemicals and performance plastics segments and Historical DuPont operating a global business that included agriculture, electronics and communications, industrial biosciences, nutrition and health, performance materials and protection solutions segments. In connection with the signing of the merger agreement for the Merger (the “merger agreement”), Historical Dow and Historical DuPont announced their intention to pursue, subject to the approval of the DowDuPont board of directors and any required regulatory approvals, the separation of the combined company, DowDuPont, into three independent, publicly traded companies—one for each of the combined company’s agriculture, materials science and specialty products businesses.

Internal Reorganization

In furtherance of DowDuPont’s planned separation into three independent, publicly traded companies, prior to, but in connection with, the separation and distribution, Historical Dow and Historical DuPont will undertake a series of internal reorganization transactions to align their respective businesses into three subgroups: agriculture, materials science and specialty products. DowDuPont has also formed two wholly owned subsidiaries: Dow NewCo, to serve as a holding company for Dow, and Corteva, Inc. (including, where context requires, its consolidated subsidiaries, “Corteva”), to serve as a holding company for its agriculture business. Following the distribution of Dow, the remaining company, which is referred to herein as “New DuPont,” will continue to hold DowDuPont’s agriculture and specialty products businesses. New DuPont is then expected to complete the distribution of Corteva, resulting in New DuPont holding only the specialty products business of DowDuPont. Following the distributions, DowDuPont will be known as DuPont.

This series of reorganization transactions, which we refer to in this information statement as the “Internal Reorganization,” will involve:

•

the transfer or conveyance by Historical Dow of its assets and liabilities that are (i) aligned with DowDuPont’s agriculture business (including Historical Dow’s agriculture business) to legal entities that will be subsidiaries of Corteva following the Business Realignment (as defined below) (although certain transfers and conveyances to Corteva may occur after the Business Realignment but prior to the distribution of Dow), (ii) aligned with DowDuPont’s specialty products business (including those portions of Historical Dow’s business that are aligned with the specialty products business) to legal entities that will be subsidiaries of New DuPont following the Business Realignment (although certain transfers and conveyances to New DuPont may occur after the Business Realignment but prior to the distribution of Dow) and (iii) aligned with DowDuPont’s materials science business to legal entities that will remain with Dow; and

•

the transfer or conveyance by Historical DuPont of its assets and liabilities that are (i) aligned with DowDuPont’s agriculture business to legal entities that will remain with Corteva following the Business Realignment, (ii) aligned with DowDuPont’s specialty products business (including Historical

DuPont’s specialty products business) to legal entities that will be subsidiaries of New DuPont following the Business Realignment and (iii) aligned with DowDuPont’s materials science business (including Historical DuPont’s ethylene and ethylene copolymers businesses (other than its ethylene acrylic elastomers business)) to legal entities that will be subsidiaries of Dow following the Business Realignment.

Following the Internal Reorganization, Historical Dow and Historical DuPont will then transfer or convey among Dow, Corteva and New DuPont all of the equity interests of the applicable subsidiaries such that, in addition to any assets and liabilities allocated to Dow, Corteva and New DuPont pursuant to the separation agreement (as defined below), Dow will hold only the assets and liabilities related to DowDuPont’s materials science business, Corteva will hold only the assets and liabilities related to DowDuPont’s agriculture business, and New DuPont will hold only the assets and liabilities related to DowDuPont’s specialty products business. These transfers and conveyances, which we refer to in this information statement as the “Business Realignment,” will involve:

•

the transfer or conveyance of Historical Dow’s interests in the capital stock of, or any other equity interests in, the entities that are to be subsidiaries of Corteva or New DuPont to Corteva or New DuPont, as applicable; and

•

the transfer or conveyance of Historical DuPont’s interests in the capital stock of, or any other equity interests in, the entities that are to be subsidiaries of Dow or New DuPont to Dow or New DuPont (although certain transfers and conveyances to New DuPont may occur after the Business Realignment but prior to the expected distribution of Corteva), as applicable.

In the case of Dow, as a result of the Internal Reorganization and Business Realignment, at the time of the separation and distribution, Dow NewCo will hold all of the outstanding common stock of TDCC as well as DowDuPont’s Performance Materials & Coatings, Industrial Intermediates & Infrastructure and Packaging & Specialty Plastics segments, which includes Historical DuPont’s ethylene and ethylene copolymers businesses (other than its ethylene acrylic elastomers business).

The diagrams below depict DowDuPont’s organizational structure after the Merger, DowDuPont’s anticipated organizational structure after the Internal Reorganization and Business Realignment and Dow’s anticipated organizational structure following the separation and distribution. These diagrams are provided for illustrative purposes only and do not purport to represent all legal entities within the organizational structure of DowDuPont or Dow, as applicable.

DowDuPont Post-Merger

DowDuPont Following the

Internal Reorganization and Business Realignment

Dow Following the Distribution

For further information, see the section entitled “Dow’s Relationship with New DuPont and Corteva Following the Distribution—Separation Agreement.”

Financial Statement Presentation

This information statement generally describes Dow as if the Internal Reorganization and Business Realignment have already been completed and Dow holds only the materials science business of DowDuPont that it will hold at the time of the distribution. Accordingly, this information statement includes an unaudited pro forma consolidated balance sheet for Dow as well as unaudited pro forma consolidated statements of income for Dow, which present Dow’s financial position and results of operations to give pro forma effect to the Internal Reorganization, the Business Realignment, the distribution, and the other transactions described under “Unaudited Pro Forma Combined Financial Information.” The unaudited pro forma combined financial statements are presented for illustrative purposes only and should not be viewed as an indication of current or future results of operations, financial position or cash flows as if Dow had been a separate, standalone company holding only DowDuPont’s materials science business during the periods presented.

This information statement also includes certain historical consolidated financial information related to and discusses the results of operations, financial condition and business of Historical Dow. For example, the historical financial statements incorporated by reference herein are the financial statements of Historical Dow and reflect Historical Dow’s business as it has been conducted prior to the Internal Reorganization and Business Realignment. These financial statements therefore reflect the business of Historical Dow, which includes those portions of Historical Dow’s business that form part of DowDuPont’s agriculture business and will be transferred to Corteva and those portions of Historical Dow’s business that form part of DowDuPont’s specialty products business and will be transferred to New DuPont. They also do not reflect the portions of Historical DuPont’s business related to DowDuPont’s materials science business that will be transferred to Dow. As such, Historical Dow’s financial information and results are not representative of the financial results that Dow would have achieved as a separate, publicly traded company holding only DowDuPont’s materials science business nor indicative of the results Dow expects for any future period. Information in this information statement that does not reflect Dow as it will be comprised at the time of the separation and distribution is generally identified by reference to “Historical Dow.” For further information, see the sections entitled “Selected Consolidated Financial Data of Historical Dow” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations of Historical Dow.”

Dow NewCo is a wholly owned subsidiary of DowDuPont that was formed on August 30, 2018 to serve as a holding company for Dow. Dow NewCo has engaged in no business operations to date and has no assets or liabilities of any kind, other than those incident to its formation.

INFORMATION STATEMENT SUMMARY

Distributing Company

DowDuPont is a holding company comprised of Historical Dow and Historical DuPont. DowDuPont conducts its operations worldwide through the following eight segments: Agriculture; Performance Materials & Coatings; Industrial Intermediates & Infrastructure; Packaging & Specialty Plastics; Electronics & Imaging; Nutrition & Biosciences; Transportation & Advanced Polymers; and Safety & Construction and collectively has approximately 98,000 employees.

In connection with the signing of the merger agreement, Historical Dow and Historical DuPont announced their intention, subject to the approval of the DowDuPont board of directors and any required regulatory approvals, to separate DowDuPont into three independent, publicly traded companies—one for each of the combined company’s agriculture, materials science and specialty products businesses.

The distribution of Dow, which at the time of the distribution will hold DowDuPont’s materials science business, is expected to be the first of the two distributions to effectuate DowDuPont’s plan to separate into three strong, independent, publicly traded companies. Following the distribution of Dow, the remaining company, which is referred to herein as “New DuPont,” will hold DowDuPont’s agriculture and specialty products businesses. It is expected that New DuPont will then complete, subject to the approval of its board of directors, the distribution of Corteva, which will hold the assets and liabilities associated with DowDuPont’s agriculture business, resulting in New DuPont holding only the specialty products business of DowDuPont. The separation of Corteva is expected to be completed by June 1, 2019 through the distribution to New DuPont stockholders of all of the common stock of Corteva. Following the distributions, DowDuPont will become known as DuPont. The DowDuPont board of directors believes that the completion of these separations will result in three independent, publicly traded companies that will lead their respective industries through productive, science-based innovation to meet the needs of customers and help solve global challenges and is the best available opportunity to unlock the value of DowDuPont’s businesses.

Dow Inc.

Dow will be a leading materials science company, combining science and technology to develop innovative solutions that are essential to human progress. Dow’s ambition is to be the most innovative, customer-centric, inclusive and sustainable materials science company in the world. Following the separation and distribution, Dow will employ its technology platforms, broad geographic reach and operational scale to deliver differentiated products and solutions through a focused business portfolio primarily aligned with three consumer-driven market verticals: consumer care, infrastructure and packaging.

With over 120 years of history, Dow’s knowledge of customers’ needs—and the eventual consumers’ needs—is at the core of its value proposition. Dow’s products serve as critical inputs used in a variety of high-performance applications, including coatings, home and personal care, durable goods, adhesives and sealants, and food and specialty packaging. These product offerings meet highly specialized customer needs and represent a critical component of customers’ products.

Dow’s products will be manufactured at 113 sites in 31 countries, reaching thousands of customers around the world. Dow’s global presence will allow it to serve a broad customer base, providing Dow with geographically diversified revenue and earnings streams. In addition, Dow will operate a global commercial and development network that features eight state-of-the-art research and development (“R&D”) centers, covering each of the major geographies, with several additional laboratories and technical service centers around the world positioned to meet the growth and product development needs of customers.

In 2018, on a pro forma basis, Dow employed approximately 38,000 people and delivered pro forma net sales of $49.7 billion, pro forma net income of $3.0 billion and pro forma Operating EBIT of $6.2 billion. See the sections entitled “Unaudited Pro Forma Combined Financial Information” and “Supplemental Pro Forma Segment Results for Dow” for additional information, including a reconciliation of pro forma net income to pro forma Operating EBIT and pro forma Operating EBITDA.

Dow’s portfolio will be comprised of six global business units, organized into three operating segments: Performance Materials & Coatings, Industrial Intermediates & Infrastructure and Packaging & Specialty Plastics.

Performance Materials & Coatings includes industry-leading franchises that deliver a wide array of solutions into consumer and infrastructure end-markets. The segment consists of two global businesses: Coatings & Performance Monomers and Consumer Solutions. These businesses primarily utilize Dow’s acrylics-, cellulosics- and silicone-based technology platforms to serve the needs of the architectural and industrial coatings, home care and personal care end-markets. Both businesses employ materials science capabilities, global reach and unique products and technology to combine chemistry platforms to deliver differentiated offerings to customers.

Industrial Intermediates & Infrastructure consists of two customer-centric global businesses—Industrial Solutions and Polyurethanes & CAV—that develop important intermediate chemicals that are essential to manufacturing processes, as well as downstream, customized materials and formulations that use advanced development technologies. These businesses primarily produce and market ethylene oxide, propylene oxide derivatives, cellulose ethers, redispersible latex powders and acrylic emulsions that are aligned to market segments as diverse as appliances, coatings, infrastructure, oil and gas, and building and construction. The global scale and reach of these businesses, world-class technology and R&D capabilities and materials science expertise enable Dow to be a premier solutions provider offering customers value-add sustainable solutions to enhance comfort, energy efficiency, product effectiveness and durability across a wide range of home comfort and appliances, building and construction, adhesives and lubricant applications, among others.

Packaging & Specialty Plastics is a world leader in plastics and consists of two highly integrated global businesses: Hydrocarbons & Energy and Packaging and Specialty Plastics. The segment employs the industry’s broadest polyolefin product portfolio, supported by Dow’s proprietary catalyst and manufacturing process technologies, to work at the customer’s design table throughout the value chain to deliver more reliable and durable, higher performing, and more sustainable plastics to customers in food and specialty packaging; industrial and consumer packaging; health and hygiene; caps, closures and pipe applications; consumer durables; and infrastructure.

Dow’s Strategy

Dow strives to be the most innovative, customer-centric, inclusive and sustainable materials science company in the world—one that is driven by world-class talent and enabled by leading products and technologies.

Dow pursues this ambition with industry-leading materials science capabilities and competitive cost positions applied to three attractive markets: consumer care, infrastructure and packaging. These sectors have strong consumer-driven demand trends, including: urbanization; growing middle-class populations, particularly in the emerging world; increasing demand for sustainable solutions that support a circular economy and lower energy intensity; and faster value chain interactions that are driving demands for digital business models and sharper data insights.

Dow’s goal is to deliver profitable growth over the long-term by aligning its actions to a core set of strategic priorities:

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Maintain and improve Dow’s leadership positions in attractive growth markets where Dow’s leading materials science expertise, unparalleled global reach and customer and value chain understanding is recognized and rewarded;

•

Focus on innovation and capitalizing on growth and value-add materials science opportunities between Dow’s technology platforms by leveraging Dow’s leading R&D and process technology capabilities to quickly adapt and innovate for the benefit of Dow’s customers and value chain partners through developing new and next generation products, formulations and novel solutions;

•	Maintain Dow’s foundation of operational excellence, exemplified by Dow’s long-standing hallmark performance in safe, reliable, and sustainable operations;

•

Exercise disciplined resource and capital allocation, focused on maintaining our leadership positions, driving profitable growth and improving return on invested capital. This includes a near-term focus on incremental, less capital intensive and fast payback investments that continue to drive organic growth and enhance Dow’s asset flexibility, reliability, and efficiency, without sacrificing Dow’s ability to evaluate the best long-term growth opportunities;

•

Drive continuous productivity, creating efficiency gains in Dow’s manufacturing and corporate operations in order to enhance Dow’s cost positions, increase throughput and maintain a streamlined corporate infrastructure, in part driven by integrating digitalization across our operations, businesses and work processes;

•	Disciplined portfolio management that continually assesses whether Dow’s portfolio is optimized to fit the company’s strategy and priorities based on return and competitive position criteria;

•

Commitment to sustainability in Dow’s products, operations and supply chains, which includes a continuation of Dow’s global industry leadership in transparency of sustainability reporting and goal setting; and

•	A fully inclusive organization that seeks to enhance Dow’s employee and customer experiences and strengthen Dow’s understanding of the communities it serves.

In summary, Dow expects its strategy to further deepen its position as the industry’s leading materials science company and enhance the vitality of Dow’s customer relationships and the value Dow’s customers’ place on its product solutions—leading to higher returns on invested capital, increasing free cash flow (cash flows from operating activities less capital expenditures) and enhanced stockholder value.

Dow’s Competitive Strengths

Dow’s more than 120 years of history have enabled it to build a variety of competitive strengths that each support its strategic pillars and highlight how Dow is positioned to win with customers and in its core market verticals. These strengths include the following:

•	Best-in-class manufacturing scale, with global reach and value chain knowledge;

•	Leading global market positions in growing, consumer-driven end markets;

•	Market-driven technology and intellectual property that enables Dow’s materials science expertise;

•	Diverse and deep customer relationships with a strong track record of collaboration;

•	A broad geographic footprint that is well-positioned to capture demand growth;

•	World-class safety and reliable operations;

•	Dow’s commitment to advancing sustainability;

•	Dow’s experienced management team with deep industry expertise; and

•	Dow’s inclusive, diverse and aligned business organization.

Detailed information on Dow’s competitive strengths can be found in “The Business—Dow’s Competitive Strengths.”

Although Dow expects these strengths to position Dow to execute on its business strategy and leverage its position as the industry’s leading materials science company in order to deliver profitable growth over the long-term, there are risks associated with Dow’s business as well as Dow’s separation from DowDuPont. For an overview of certain of these risks, please see the summary below under the caption “Risks Associated with Dow’s Business” as well as the information in the section entitled “Risk Factors.”

Risks Associated with Dow’s Business

An investment in Dow is subject to a number of risks. The following list of risk factors related to Dow’s business is not exhaustive. Please read the information in the section entitled “Risk Factors” for a more thorough description of these and other risks, including risks related to the separation and to Dow common stock.

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Conditions in the global economy and global capital markets—Dow operates in a global, competitive environment, which gives rise to operating and market risk exposure that could have a negative impact on Dow’s results of operations.

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Financial commitments and exposure to credit markets—adverse conditions in economic markets could reduce Dow’s flexibility to respond to changing business conditions or to fund its capital needs. In addition, Dow will retain Historical Dow’s indebtedness following the separation and distribution, and if Dow is unable to generate sufficient funds to service this significant debt, Dow’s ability to fund working capital and/or expansion could be negatively impacted.

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Raw materials requirements—Dow relies on the availability of purchased feedstocks and energy, the unavailability of these materials or volatility in their cost, could negatively impact Dow’s operating costs and add volatility to its earnings.

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Changes in industry supply and demand—the ability of Dow to generate earnings varies in part based on the balance of supply relative to demand in Dow’s industries, and changes in capacity and disruptions in supply/demand balances could negatively impact Dow’s results of operations.

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Litigation exposures and costs—in the ordinary course of its business, Dow is a party to a number of claims and lawsuits, including those related to product liability and patent infringement claims, employment matters, governmental tax and regulatory disputes, and contract and commercial litigation, for which Dow could have significant costs and incur significant liabilities.

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Environmental compliance impacts—Dow is subject to extensive federal, state, local and foreign laws, regulations, rules and ordinances pertaining to environmental compliance and the costs of complying with these evolving regulatory requirements could negatively impact Dow’s financial results. In addition, actual or alleged violations of environmental laws or permitting requirements by Dow could result in restrictions or prohibitions on Dow’s plant operations, substantial civil or criminal sanctions, and/or the assessment of strict liability and/or joint and several liability, which could negatively affect Dow’s financial condition and results of operations.

•	Restrictions from health and safety regulations—increasing concerns regarding the safe use of chemicals and plastics in commerce (including concerns about environmental impact) have resulted and may result in new restrictive regulations, which may have a negative impact on Dow’s purchasing habits, regulatory compliance, product development and launches and potential litigation, all of which may impact Dow’s results of operations.

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Significant operational disruption—as a diversified chemical manufacturing company, Dow’s operations may be disrupted by issues in the transportation of products, cyber attacks, or severe weather events or natural phenomena, among other things, which events could significantly impact Dow’s production and operations and have a negative impact on its results of operations. Following the separation, Dow will also be subject to restrictions under certain intellectual property agreements with New DuPont and Corteva, which will limit Dow’s ability to develop and commercialize certain products and services.

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Uncertainty in strategic implementation—the implementation of Dow’s strategy and development projects may be affected by a number of factors, including Dow’s operation in diverse markets and emerging geographies and the need to develop relationships with new customer and suppliers, and Dow’s financial condition, cash flows and results of operations may be adversely affected by its failure to successfully implement its strategy.

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Restrictions on strategic flexibility—in order to preserve the tax-free nature of the distribution and related transactions, Dow will be restricted in its ability to undertake certain transactions in the future, including from entering into certain business combination and other transactions involving Dow’s assets and/or the Dow common stock, which could limit Dow’s strategic flexibility.

•	Impairments of goodwill—if Dow determines that it must write-off a significant portion of its goodwill, Dow’s results of operations could be negatively impacted.

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Changes in pension liabilities and obligations—increases in Dow’s obligations or funding requirements under its defined benefit pension plans and other postretirement benefit plans could negatively impact Dow’s cash flows and financial condition.

Following the separation, Dow will be a pure-play materials science company and will not operate under the umbrella of DowDuPont. Dow’s business may be negatively impacted by this loss of operating diversity, including the purchasing power associated with operating as part of a larger organization. In addition, portions of Dow’s business were formerly part of Historical DuPont, which may be impacted by potential disruptions as a result of their transition to be a part of Dow and to the loss or dilution of their brand identities.

In addition, the financial information for Historical Dow that is incorporated by reference herein from the pertinent pages of Historical Dow’s financial statements, and the notes thereto, that are filed as Exhibit 99.2 to the Form 10 reflect the business of Historical Dow and not Dow’s business as it will be constituted following the separation and distribution, including after giving effect to the Internal Reorganization and Business Realignment. As a result, these historical financial statements may not be a reliable indicator of Dow’s financial condition or results of operations.

The Separation and Distribution

The separation and distribution of Dow is the first step in DowDuPont’s intended separation of its agriculture, materials science, and specialty products divisions into three independent, publicly traded companies.

On September 12, 2017, the DowDuPont board of directors announced the composition of the materials science business, Dow, which is expected to be the first business separated from DowDuPont, and will be comprised of DowDuPont’s Performance Materials & Coatings, Industrial Intermediates & Infrastructure and Packaging & Specialty Plastics (including Historical DuPont’s ethylene and ethylene copolymers businesses (other than its ethylene acrylic elastomers business)) segments.

On March 7, 2019, the DowDuPont board of directors approved the distribution of all of the then issued and outstanding shares of common stock of Dow NewCo, the newly formed holding company for Dow that at the time of the distribution will hold DowDuPont’s materials science business, to DowDuPont stockholders on the basis of one share of Dow common stock for every three shares of DowDuPont common stock held as of the close of business on March 21, 2019, the record date for the distribution. As a result of the distribution, Dow will become an independent, publicly traded company. The distribution is intended to be generally tax-free to DowDuPont stockholders for U.S. federal income tax purposes, except for any cash received in lieu of fractional shares.

The distribution is subject to the satisfaction or waiver of certain conditions. The DowDuPont board of directors (and, following the distribution of Dow, with respect to the distribution of Corteva, the New DuPont board of directors) has the discretion to abandon one or both of the intended distributions and to alter the terms of each distribution. See the section entitled “The Distribution—Conditions to the Distribution.” As a result, Dow cannot provide any assurances that either distribution will be completed.

Internal Reorganization

In advance of the distribution, DowDuPont will undertake the Internal Reorganization and Business Realignment so that (1) Dow will hold, directly or indirectly, the entities, assets and liabilities associated with DowDuPont’s materials science business, which includes DowDuPont’s Performance Materials & Coatings, Industrial Intermediates & Infrastructure and Packaging & Specialty Plastics (including Historical DuPont’s ethylene and ethylene copolymers businesses (other than its ethylene acrylic elastomers business)) segments; (2) Corteva will hold, directly or indirectly, DowDuPont’s agriculture business and (3) New DuPont will hold, directly or indirectly, the specialty products business. See “Merger, Intended Separations, Reorganization and Financial Statements—Internal Reorganization” and “Dow’s Relationship with New DuPont and Corteva Following the Distribution—Separation Agreement” for further discussion.

Dow’s Relationship with New DuPont and Corteva Following the Distribution

Substantially simultaneously with the distribution, Dow NewCo will enter into a separation and distribution agreement with DowDuPont and Corteva, which is referred to in this information statement as the “separation agreement,” to effect the separation (including the Internal Reorganization and Business Realignment) and provide a framework for Dow’s relationship with New DuPont and Corteva after the separation and distribution. In connection with the separation and distribution, Dow will also enter into various other agreements with New DuPont and Corteva, including a tax matters agreement, an employee matters agreement, intellectual property cross-license agreements, trademark license agreements and certain services, manufacturing, supply and real estate-related agreements. These agreements will collectively provide for the terms of the allocation among Dow, New DuPont and Corteva of the assets, liabilities and obligations of DowDuPont and its subsidiaries (including investments, property and employee benefits and tax-related assets and liabilities) attributable to the periods prior to, at and after Dow’s and Corteva’s respective separations, and will govern certain relationships among Dow, New DuPont and Corteva after the separation and distribution. For a discussion of these arrangements, see the sections entitled “Risk Factors—Risks Related to the Separation” and “Dow’s Relationship with New DuPont and Corteva Following the Distribution.”

Regulatory Approvals

Dow NewCo must complete the necessary registration under U.S. federal securities laws of the Dow common stock to be issued in the distribution. Dow NewCo must also complete the applicable listing requirements of the NYSE for such shares.

Other than these requirements, Dow does not believe that any other material governmental or regulatory filings or approvals will be necessary to consummate the distribution.

DowDuPont stockholders will not have any appraisal rights in connection with the distribution.

Corporate Information

Dow’s principal executive offices are located at 2211 H.H. Dow Way, Midland, Michigan 48674. Dow’s telephone number is (989) 636-1000.

SUMMARY OF THE SEPARATION AND DISTRIBUTION

The following is a summary of the material terms of the separation, distribution and other related transactions.

Distributing company	DowDuPont Inc.

Distributed company	Dow Inc., a Delaware corporation and a wholly owned subsidiary of DowDuPont that will be the holding company for DowDuPont’s materials science business. Following the distribution, Dow NewCo will be an independent, publicly traded company.

Distribution ratio	Each DowDuPont stockholder will receive one share of Dow common stock for every three shares of DowDuPont common stock held as of the close of business on March 21, 2019, the record date for the distribution. DowDuPont stockholders may also receive cash in lieu of any fractional shares, as described below.

Distributed securities	In the distribution, DowDuPont will distribute to DowDuPont stockholders all of the then issued and outstanding shares of Dow common stock. Following the separation and distribution, Dow will be a separate company, and the remaining company, which is referred to herein as New DuPont, will not retain any ownership in Dow.

The actual number of shares of Dow common stock that will be distributed will depend on the number of shares of DowDuPont common stock outstanding as of the close of business on the record date.

Immediately following the distribution, DowDuPont stockholders will own shares in both Dow and New DuPont.

Fractional shares	DowDuPont will not distribute any fractional shares of Dow common stock. Instead, if you are a registered holder, the distribution agent will aggregate all fractional shares that would have otherwise been issued in the distribution into whole shares and sell the whole shares in the open market at prevailing market prices on behalf of all DowDuPont stockholders entitled to receive a fractional share. The distribution agent will then distribute the aggregate cash proceeds of the sales, net of brokerage fees and other costs, pro rata to those stockholders (net of any required withholding for taxes applicable to each stockholder) who otherwise would have been entitled to receive a fractional share in the distribution. DowDuPont stockholders who receive cash in lieu of fractional shares will not be entitled to any interest on amounts paid in lieu of fractional shares. Any cash received in lieu of fractional shares generally will be taxable to DowDuPont stockholders as described in the section entitled “Material U.S. Federal Income Tax Consequences of the Distribution.”

Record date	The record date for the distribution is the close of business on March 21, 2019.

Distribution date	The anticipated distribution date is April 1, 2019.

Distribution	On the distribution date, DowDuPont will distribute shares of Dow common stock to all DowDuPont stockholders as of the close of business on the record date based on the distribution ratio. The shares of Dow common stock will be distributed electronically in direct registration or book-entry form and no certificates will be issued.

Commencing on or shortly following the distribution date, the distribution agent will mail to stockholders who hold their shares directly with DowDuPont (registered holders) a direct registration account statement that reflects the shares of Dow common stock that have been registered in their name.

For shares of DowDuPont stock that are held through a bank, the bank will credit the stockholder’s account with the Dow common stock they are entitled to receive in the distribution.

DowDuPont stockholders will not be required to make any payment, to surrender or exchange their shares of DowDuPont common stock or to take any other action to receive their shares of Dow common stock in the distribution.

If you are a DowDuPont stockholder as of the close of business on the record date and decide to sell your shares on or before the distribution date, you may choose to sell your DowDuPont common stock with or without your entitlement to receive Dow common stock in the distribution. Beginning on or shortly before the record date and continuing up to and including the distribution date, it is expected that there will be two markets in DowDuPont common stock: a “regular-way” market and an “ex-distribution” market. Shares of DowDuPont common stock that are traded in the “regular-way” market will trade with the entitlement to receive the Dow common stock that is distributed pursuant to the distribution. Shares that trade in the “ex-distribution” market will trade without the entitlement to receive the shares of Dow common stock distributed pursuant to the distribution. Consequently, if you sell your shares of DowDuPont common stock in the “regular-way” market on or prior to the distribution date, you will also be selling your right to receive Dow common stock in the distribution.

Conditions to the distribution	The distribution is subject to the satisfaction of the following conditions, among other conditions described in this information statement:

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the SEC having declared effective the Form 10 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”) (or the Form 10 having otherwise become effective pursuant to and in accordance with Section 12(d) of the Exchange Act), no stop order relating to the Form 10 being in effect, no proceedings seeking such a stop order being pending before or threatened by the SEC and this information statement

(or a notice of internet availability hereof) having been distributed to DowDuPont stockholders;

•	the listing of the Dow common stock on the NYSE having been approved, subject to official notice of issuance;

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DowDuPont having received an opinion from a nationally recognized independent appraisal firm, to the effect that, following the distribution, Dow and DowDuPont will each be solvent and adequately capitalized, and that DowDuPont has adequate surplus under Delaware law to declare the dividend of Dow common stock;

•	the Internal Reorganization and Business Realignment as they relate to Dow having been effectuated prior to the distribution date;

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the DowDuPont board of directors having declared the dividend of Dow common stock to effect the distribution and having approved the distribution and all related transactions, which approval may be given or withheld in the board’s absolute and sole discretion (and such declaration or approval not having been withdrawn);

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DowDuPont having elected the individuals to be members of the Dow board of directors following the distribution, and certain directors as set forth in the separation agreement having resigned from the DowDuPont board of directors;

•	each of Dow, DowDuPont and Corteva and each of their applicable subsidiaries having entered into all ancillary agreements to which it and/or any such subsidiary is contemplated to be a party;

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no events or developments having occurred or existing that make it inadvisable to effect the distribution or that would result in the distribution and related transactions not being in the best interest of DowDuPont or its stockholders;

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no order, injunction or decree by any governmental entity of competent jurisdiction or other legal restraint or prohibition preventing consummation of the distribution or any of the related transactions shall be pending, threatened, issued or in effect, and no other event outside of DowDuPont’s control having occurred that prevents the consummation of the distribution;

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the receipt (i) by DowDuPont of an opinion of Skadden, Arps, Slate, Meagher & Flom LLP, in form and substance satisfactory to DowDuPont (in its sole discretion) (the “DowDuPont Tax Opinion”) and (ii) by Dow of an opinion of each of Weil, Gotshal & Manges LLP and Ernst & Young LLP, in form and substance satisfactory to Dow (in its sole discretion) (the “Dow Tax Opinions” and, together with the DowDuPont Tax Opinion, the “Tax Opinions”), each substantially to the effect that, among other things, the distribution, together with certain related transactions, will qualify as a tax-free transaction under Section 355 and Section 368(a)(1)(D) of the Internal Revenue Code of 1986, as amended (the “Code”) for U.S. federal income tax purposes; and

•	the Internal Revenue Service (“IRS”) not having revoked the IRS Ruling (as described in the section entitled “Risk Factors—Risks Related to the Separation”).

The fulfillment of these conditions does not create any obligation on DowDuPont’s part to effect the distribution, and the DowDuPont board of directors has the ability, in its sole discretion, to amend, modify or abandon the distribution and related transactions at any time prior to the distribution date.

Stock exchange listing	Dow NewCo intends to file an application to list the shares of Dow common stock on the NYSE under the symbol “DOW.”

Dow anticipates that on or shortly before the record date, trading in shares of Dow common stock will begin on a “when-issued” basis and that this “when-issued” trading market will continue through the last trading day prior to the distribution date. See the section entitled “The Distribution—Trading Between the Record Date and Distribution Date.”

Transfer agent	After the distribution, the transfer agent and registrar for Dow common stock will be Computershare Trust Company N.A. (“Computershare”).

Dow’s indebtedness	Dow will retain Historical Dow’s indebtedness, and at the time of the distribution expects to have indebtedness of approximately $19.8 billion (excluding operating leases). For additional information relating to Dow’s anticipated indebtedness following the separation and distribution, see the sections entitled “Description of Material Indebtedness” and “Unaudited Pro Forma Combined Financial Information.”

Risks relating to Dow, ownership of Dow common stock and the distribution	Dow’s business is subject to both general and specific risks, including risks relating to Dow’s business, Dow’s relationship with New DuPont and Corteva following the separation and distribution and to Dow being a separate, publicly traded company. You should read carefully the section entitled “Risk Factors.”

Tax considerations	Assuming the distribution, together with certain related transactions, qualifies as a tax-free transaction for U.S. federal income tax purposes under Section 368(a)(1)(D) and Section 355 of the Code, no gain or loss will be recognized by DowDuPont stockholders, and no amount will be included in the income of a DowDuPont stockholder, upon the receipt of shares of Dow common stock pursuant to the distribution. However, any cash payments made in lieu of fractional shares will generally be taxable to the stockholder. For a more detailed description, see the section entitled “Material U.S. Federal Income Tax Consequences of the Distribution.”

Certain agreements with DowDuPont and Corteva	Substantially simultaneously with the distribution, Dow NewCo will enter into the separation agreement with DowDuPont and Corteva to effect the separation and distribution and provide a framework for Dow’s relationship with New DuPont and Corteva after the separation and distribution, Dow also intends to enter into various other agreements with DowDuPont and Corteva, including a tax matters agreement, an employee matters agreement, intellectual property cross-license agreements, trademark license agreements and certain services, manufacturing, supply and real-estate agreements. These agreements will provide, among other things, for the allocation among Dow, New DuPont and Corteva of the assets, liabilities and obligations of DowDuPont (including its investments, property and employee benefits and tax-related assets and liabilities) attributable to periods prior to, at and after Dow’s and Corteva’s respective separations from DowDuPont and will govern certain relationships among Dow, New DuPont and Corteva. For a discussion of these arrangements, see the section entitled “Dow’s Relationship with New DuPont and Corteva Following the Distribution.”

QUESTIONS AND ANSWERS ABOUT THE SEPARATION AND DISTRIBUTION

What is Dow and why is DowDuPont separating its materials science business and distributing Dow common stock?	Prior to the completion of the Merger on August 31, 2017, Historical Dow was a standalone, publicly traded company, operating a global business that included agricultural sciences, consumer solutions, infrastructure solutions, performance materials and chemicals, and performance plastics segments. As a result of the Merger, Historical Dow became a subsidiary of DowDuPont. In connection with their entry into the merger agreement, Historical Dow and Historical DuPont announced their intention to pursue the separation of DowDuPont into three independent, publicly traded companies—one for each of the combined company’s agriculture, materials science and specialty products businesses, subject to the approval of the DowDuPont board of directors and any required regulatory approvals.

The separation and distribution of DowDuPont’s materials science business, Dow, is the first step in this process. In connection with the separation of DowDuPont’s materials science business, DowDuPont will undertake the Internal Reorganization and Business Realignment, such that, at the time of the distribution, Dow will hold, directly or indirectly, only DowDuPont’s materials science business. Dow NewCo is a newly formed holding company for Dow and the separation will be effected by way of a pro rata dividend of Dow common stock to DowDuPont stockholders. Following the separation and distribution, Dow will be a separate company, and the remaining company, New DuPont, will not retain any ownership interest in Dow.

Following the separation and distribution of Dow, it is expected that the separation of DowDuPont’s agriculture business will be completed through the pro rata distribution to stockholders of the remaining company, New DuPont, of all of the then issued and outstanding shares of common stock of Corteva. The separations of Dow and Corteva from DowDuPont and the distributions of Dow common stock and Corteva common stock are each intended to provide DowDuPont stockholders with equity investments in separate companies that will be able to focus their respective businesses, with Dow being a leading, pure-play materials science company. DowDuPont and Dow expect that the separation will result in enhanced long-term performance of each business for the reasons discussed in the sections entitled “The Distribution—Background of the Distribution” and “The Distribution—Reasons for the Separation and Distribution.”

Why am I receiving this document?

Dow is delivering this document to you because you are a DowDuPont stockholder as of the close of business on March 21, 2019, the record date for the distribution. As a DowDuPont stockholder as of the record date, you are entitled to receive one share of Dow common stock for every three shares of DowDuPont common stock that you hold at the close of business on such date. This document will help you understand how the separation and distribution will affect your investment in DowDuPont and your investment in Dow after the separation and distribution.

What are the reasons for the separation?	The DowDuPont board of directors believes that the separation of DowDuPont into three independent, publicly traded companies through the separation of DowDuPont’s agriculture, materials science, and specialty products businesses is in the best interests of DowDuPont and its stockholders and is the best available opportunity to unlock the value of DowDuPont’s business.

The DowDuPont board of directors, in consultation with its advisory committees (as described in the section entitled “The Distribution—Background of the Distribution”), considered a wide variety of factors in evaluating the planned separations and distributions and in deciding to proceed with the distribution of Dow, including the risk that one or more of the distributions is abandoned and not completed. Among other things, the DowDuPont board of directors and its advisory committees considered the following potential benefits of the separations and distributions:

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Attractive Investment Profile. The creation of separate companies with strong, focused businesses and each with a distinct financial profile and clear investment thesis is expected to drive significant long-term value for all stockholders and also to reduce the complexities surrounding investor understanding, enabling investors to invest in each company separately based on its distinct characteristics.

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Enhanced Means to Evaluate Financial Performance. Investors should be better able to evaluate the business condition, strategy and financial performance of each company within the context of its industry and markets. It is expected that, over time following the completion of the separations, the aggregate market value of Dow, Corteva and New DuPont will be higher, on a fully distributed basis and assuming the same market conditions, than if DowDuPont were to remain under its current configuration.

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Distinct Position. The separations are expected to create three independent companies with tailored growth strategies and differentiated technologies, resulting in: Dow, a leading global materials science company that will be a low-cost, innovation-driven leader; Corteva, a leading global agricultural company with the most comprehensive and diverse portfolio in the industry; and New DuPont, a leading global specialty products company that will be a technology driven innovation leader. Each company will provide investors with a distinct investment option that may be more attractive to current investors and will allow the company to attract different investors than the current investment option available to DowDuPont stockholders of one combined company.

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Focused Capital Allocation. Each independent, publicly traded company will have a capital structure that is expected to be best suited to its specific needs and will be able to make capital allocation decisions that better align with its streamlined business. In addition, after the separation, the respective businesses within each company will no longer need to compete internally for capital and other corporate resources with businesses allocated to another company.

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Ability to Adapt to Industry Changes. Each company is expected to be able to maintain a sharper focus on its core business and growth opportunities, which will allow each company to respond better and more quickly to developments in its industry.

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Dedicated Management Team with Enhanced Strategic Focus. Each company’s management team will be able to design and implement corporate policies and strategies that are tailored to such company’s specific business characteristics and to focus on maximizing the value of its business.

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Improved Management Incentive Tools. The separation will permit the creation of equity securities, including options and restricted stock units, for each publicly traded company with values more closely linked to the performance of such company’s business than would be readily available under the current configuration of businesses within DowDuPont as a single public company. The DowDuPont board of directors believes such equity-based compensation arrangements should provide enhanced incentives for performance and improve the ability for each publicly traded company to attract, retain and motivate qualified personnel.

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Direct Access to Capital Markets and Ability to Pursue Strategic Opportunities. Each company’s business will have direct access to the capital markets, and is expected to be better situated to pursue future acquisitions, joint ventures and other strategic opportunities as well as internal expansion that is more closely aligned with such company’s strategic goals and expected growth opportunities.

The DowDuPont board of directors also considered a number of potentially negative factors, including the loss of synergies and joint purchasing power from ceasing to operate as part of a larger, more diversified company, risks relating to the creation of a new public company, such as increased costs from operating as a separate public company, potential disruptions to the businesses and loss or dilution of brand identities, possible increased administrative costs and one-time separation costs, restrictions on each company’s ability to pursue certain opportunities that may have otherwise been available in order to preserve the tax-free nature of the distributions and related transactions for U.S. federal income tax purposes, the fact that each company will be less diversified than the current configuration of DowDuPont’s businesses prior to the separations and distributions, and the potential inability to realize the anticipated benefits of the separations.

The DowDuPont board of directors concluded that the potential benefits of pursuing each separation and each distribution outweighed the potentially negative factors in connection therewith. For more information, see the sections entitled “The Distribution—Reasons for the Separation and Distribution” and “Risk Factors.”

The DowDuPont board of directors also considered these potential benefits and potentially negative factors in light of the risk that one or more of the distributions is abandoned or otherwise not completed, resulting in DowDuPont separating into fewer than the intended three separate publicly traded companies. The DowDuPont board of directors believes that the potential benefits to DowDuPont stockholders discussed above apply to the separation of each of the intended three businesses and that the creation of each independent company, with its distinctive business and capital structure and ability to focus on its specific growth plan, will provide DowDuPont stockholders with greater long-term value than retaining one investment in the combined company.

Why is the separation of Dow structured as a distribution?	DowDuPont currently believes the separation by way of distribution is the most efficient way to separate its materials science business from DowDuPont for various reasons, including that a separation will (i) offer a high degree of certainty of completion in a timely manner, lessening disruption to current business operations; (ii) provide a high degree of assurance that decisions regarding Dow’s capital structure will align with its business objectives and provide the continued financial flexibility and financial stability to support its long-term growth and generate stockholder returns; and (iii) generally be a tax-free distribution of shares of Dow common stock to DowDuPont stockholders for U.S. federal income tax purposes (except for any cash received in lieu of fractional shares). DowDuPont believes that a tax-free separation will enhance the value of both DowDuPont and Dow. See the section entitled “The Distribution—Reasons for the Separation and Distribution.”

What do I have to do to participate in the distribution?	You are not required to take any action to receive your shares of Dow common stock, although you are urged to read this entire document carefully. No approval of the distribution by DowDuPont stockholders is required and DowDuPont is not seeking your approval. Therefore, Dow is not asking for a proxy to vote on the separation or the distribution, and Dow requests that you do not send Dow a proxy. You will not be required to pay anything for the shares of Dow common stock you will receive in the distribution nor will you be required to surrender or exchange any shares of DowDuPont common stock to participate in the distribution.

What is the record date for the distribution?	DowDuPont will determine record ownership as of the close of business on March 21, 2019, which Dow refers to as the “record date.”

What will I receive in the distribution?	If you are a DowDuPont stockholder as of the record date, you will receive one share of Dow common stock for every three shares of DowDuPont common stock you held as of the close of business on the record date, as well as a cash payment in lieu of any fractional shares (as discussed below). You will receive only whole shares of Dow common stock in the distribution. For a more detailed description, see the section entitled “The Distribution.”

How will fractional shares be treated in the distribution?	No fractional shares of Dow common stock will be distributed. Consequently, you will not receive any fractional shares of Dow common stock and instead will receive a cash payment for any fractional shares you would otherwise have been entitled to receive in the distribution.

DowDuPont has engaged Computershare as its distribution agent. The distribution agent will aggregate all fractional shares that would have otherwise been issued in the distribution into whole shares and will sell the whole shares in the open market at prevailing market prices on behalf of all DowDuPont stockholders entitled to receive a fractional share. The distribution agent will then distribute the aggregate cash proceeds of the sales, net of brokerage fees and other costs, pro rata to those stockholders (net of any required withholding for taxes applicable to such stockholder). You will not be entitled to any interest on the amount of payment made to you in lieu of fractional shares.

Will the number of DowDuPont shares I own change as a result of the distribution?	No, the number of shares you own will not change as a result of the distribution. Immediately following the distribution, you will hold the same number of shares of DowDuPont, that you held immediately prior to the distribution. Your proportionate interest will also not change, so you will own the same proportionate amount of DowDuPont immediately following the separation and distribution that you owned of DowDuPont immediately prior to the separation and distribution.

How many shares of Dow common stock will be distributed?	The actual number of shares of Dow common stock that will be distributed will depend on the number of shares of DowDuPont common stock outstanding as of the close of business on the record date. The shares of Dow common stock that are distributed will constitute all of the then issued and outstanding shares of Dow common stock immediately prior to the distribution and DowDuPont will not retain any ownership interest in Dow following the distribution. For more information on the shares being distributed, see the section entitled “Description of Dow’s Capital Stock.”

When will the distribution occur?

It is expected that the distribution will be effected following the close of trading on the NYSE on April 1, 2019, which Dow refers to as the “distribution date,” subject to the satisfaction or waiver of certain conditions. On or shortly after the distribution date, the whole shares of Dow common stock will be credited in book-entry accounts for each stockholder entitled to receive shares of Dow common stock in the distribution. No share certificates will be issued with respect to the shares distributed in the distribution. Dow expects DowDuPont’s distribution agent to take approximately two weeks after the distribution date to fully distribute to stockholders any cash they are entitled to receive in lieu of fractional shares. See “—How will I receive my shares of Dow common stock?” for more information.

If I sell my shares of DowDuPont common stock on or before the distribution date, will I still be entitled to receive shares of Dow common stock in the distribution?	If you are a DowDuPont stockholder on the record date and decide to sell your shares on or before the distribution date, you may choose to sell your DowDuPont common stock with or without your entitlement to receive Dow common stock in the distribution. Beginning on or shortly before the record date and continuing up to and including the distribution date, it is expected that there will be two markets in DowDuPont common stock: a “regular-way” market and an “ex-distribution” market. Shares of DowDuPont common stock that are traded in the “regular-way” market will trade with the entitlement to receive the Dow common stock that is distributed pursuant to the distribution. Shares that trade in the “ex-distribution” market will trade without the entitlement to receive the shares of Dow common stock distributed pursuant to the distribution. Consequently, if you sell your shares of DowDuPont common stock in the “regular-way” market on or prior to the distribution date, you are also selling your right to receive Dow common stock in the distribution.

You should discuss these alternatives with your bank, broker or other nominee. See the section entitled “The Distribution—Trading Between the Record Date and Distribution Date.”

How will I receive my shares of Dow common stock?	Registered stockholders: If you are a registered stockholder (meaning you own your shares of DowDuPont common stock directly through an account with DowDuPont’s transfer agent, Computershare), the distribution agent will credit the whole shares of Dow common stock you receive in the distribution to a book-entry account with Dow’s transfer agent on or shortly after the distribution date. Approximately two weeks after the distribution date, the distribution agent will mail you a book-entry account statement that reflects the number of whole shares of Dow common stock you own, along with a check for any cash in lieu of fractional shares you were entitled to receive. You will be able to access information regarding your book-entry account holding the shares of Dow common stock at Computershare using the same credentials that you use to access your DowDuPont account. You may also contact Computershare at 1-800-369-5606 (U.S. & Canada) or 1-201-680-6578 (outside the U.S. & Canada).

Beneficial stockholders: If you own your shares of DowDuPont common stock beneficially through a bank, broker or other nominee, your bank, broker or other nominee will credit your account with the whole shares of Dow common stock you receive in the distribution on or shortly after the distribution date. Your bank, broker or other nominee will also be responsible for transmitting to you any cash payment you are entitled to receive in lieu of fractional shares. Please contact your bank, broker or other nominee for further information about your account and the payment of any cash you are entitled to receive in lieu of fractional shares.

The shares of Dow common stock will not be certificated. As a result, no physical stock certificates will be issued to any stockholders. See “The Distribution—When and How You Will Receive the Distribution” for a more detailed explanation.

What are the conditions to the distribution?	The distribution is subject to a number of conditions, including, among others:

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the SEC having declared effective the Form 10 under the Exchange Act (or the Form 10 having otherwise become effective pursuant to and in accordance with Section 12(d) of the Exchange Act), no stop order relating to the Form 10 being in effect, no proceedings seeking such stop order is pending before or threatened by the SEC and this information statement (or a notice of internet availability hereof) having been distributed to DowDuPont stockholders;

•	the listing of Dow common stock on the NYSE having been approved, subject to official notice of issuance;

•

DowDuPont having received an opinion from a nationally recognized independent appraisal firm to the effect that, following the distribution, Dow and DowDuPont will each be solvent and adequately capitalized, and that DowDuPont has adequate surplus under Delaware law to declare the dividend of Dow common stock;

•	the Internal Reorganization and Business Realignment as they relate to Dow having been effectuated prior to the distribution date;

•

the DowDuPont board of directors having declared the dividend of Dow common stock to effect the distribution and having approved the distribution and all related transactions, which approval may be given or withheld in the board’s absolute and sole discretion (and such declaration or approval not having been withdrawn);

•

DowDuPont having elected the individuals to be the members of the Dow board of directors following the distribution, and certain directors as set forth in the separation agreement having resigned from the DowDuPont board of directors;

•	each of Dow, DowDuPont and Corteva and each of their applicable subsidiaries having entered into all ancillary agreements to which it and/or any such subsidiary is contemplated to be a party;

•

no events or developments having occurred or existing that make it inadvisable to effect the distribution or that would result in the distribution and related transactions not being in the best interest of DowDuPont or its stockholders;

•

no order, injunction or decree by any governmental entity of competent jurisdiction or other legal restraint or prohibition preventing consummation of the distribution or any of the related transactions shall be pending, threatened, issued or in effect, and no other event outside of DowDuPont’s control having occurred that prevents the consummation of the distribution;

•	the receipt by DowDuPont of the DowDuPont Tax Opinion and by Dow of the Dow Tax Opinions; and

•	the IRS not having revoked the IRS Ruling (as described in the section entitled “Risk Factors—Risks Related to the Separation”).

Can DowDuPont decide to cancel the distribution even if all the conditions have been met?	Yes. The distribution is subject to the satisfaction of certain conditions. See the section entitled “The Distribution—Conditions to the Distribution.” Even if all such conditions are met, DowDuPont has the ability, in its sole discretion, not to complete the distribution if, at any time prior to the distribution, the DowDuPont board of directors determines, in its sole discretion, that the distribution is not in the best interests of DowDuPont or its stockholders, that a sale or other alternative is in the best interests of DowDuPont or its stockholders, or that market conditions or other circumstances are such that it is not advisable at that time to separate the materials science business from DowDuPont.

What are the U.S. federal income tax consequences of the distribution to me?	The distribution is conditioned on the continued validity of the IRS Ruling, which DowDuPont has received from the IRS, and the receipt of the Tax Opinions, in form and substance acceptable to DowDuPont and Dow, as applicable, substantially to the effect that, among other things, the distribution, together with certain related transactions, will qualify as a tax-free transaction under Section 355 and Section 368(a)(1)(D) of the Code. Assuming the distribution so qualifies, for U.S. federal income tax purposes, no gain or loss will be recognized by you, and no amount will be included in your income, upon the receipt of shares of Dow common stock pursuant to the distribution. However, any cash payments made instead of fractional shares will generally be taxable to you. For a more detailed description, see the section entitled “The Distribution—Material U.S. Federal Income Tax Consequences of the Distribution.”

How will the distribution affect my tax basis in my shares of DowDuPont common stock?	Assuming that the distribution is tax-free to DowDuPont stockholders (except for taxes related to any cash received in lieu of fractional shares), your tax basis in the DowDuPont common stock held by you immediately prior to the distribution will be allocated between your shares of DowDuPont common stock (which now reflect ownership of New DuPont) and the Dow common stock that you receive in the distribution in proportion to the relative fair market values of each immediately following the distribution. For a more detailed description, see the section entitled “The Distribution—Material U.S. Federal Income Tax Consequences of the Distribution.”

Will my shares of DowDuPont common stock continue to trade following the distribution?	Your DowDuPont common stock will continue to trade on the NYSE.

How will the distributions of Dow and Corteva affect the operations of DowDuPont?	Following the distribution, the remaining company will continue to hold both DowDuPont’s agriculture and specialty products business. Following the subsequent distribution of Corteva, New DuPont will then continue to operate the specialty products business of DowDuPont.

How will Dow common stock trade?	Dow common stock will trade on the NYSE under the symbol “DOW.”

Dow anticipates that trading in Dow common stock will begin on a “when-issued” basis shortly before the record date for the distribution and will continue through the distribution date. When-issued trading in the context of a separation refers to a sale or purchase made conditionally on or before the distribution because the securities of the separated entity have not yet been distributed. When-issued trades generally settle within two days after regular-way trading commences following the distribution. On the first trading day following the distribution date any when-issued trading of Dow common stock will end and “regular-way” trading will begin. Regular-way trading refers to trading after the security has been distributed and typically involves a trade that settles on the second full trading day following the date of the trade. See the section entitled “The Distribution—Trading Between the Record Date and Distribution Date.” Dow cannot predict the trading prices for its common stock before, on or after the distribution date.

What indebtedness will Dow have following the separation?	Dow will retain Historical Dow’s indebtedness. At the time of the separation, Dow expects to have approximately $19.8 billion of indebtedness (excluding operating leases). See the sections entitled “Description of Material Indebtedness” and “Unaudited Pro Forma Combined Financial Information” for more information.

Will the separation affect the trading price of my DowDuPont common stock?	Dow expects the trading price of shares of New DuPont common stock immediately following the distribution to be lower than the trading price of DowDuPont common stock immediately prior to the distribution because the trading price will no longer reflect the value of the materials science business. Furthermore, until the market has fully analyzed the value of New DuPont without Dow and the value of Dow as a standalone company, the trading price of shares of both companies may fluctuate. There can be no assurance that, following the distribution, the combined trading prices of the common stock of Dow and New DuPont will equal or exceed what the trading price of DowDuPont common stock would have been in the absence of the separation, and it is possible that the combined equity value of New DuPont and Dow will be less than DowDuPont’s equity value prior to the distribution.

In addition, assuming New DuPont completes the distribution of Corteva, there can be no assurance that, following such distribution, the combined trading prices of the Dow common stock and the common stock of Corteva and New DuPont will equal or exceed what the trading price of DowDuPont common stock would have been in the absence of DowDuPont’s pursuit of the separations, and it is possible the aggregate equity value of the three independent companies will be less than DowDuPont’s equity value prior to the distribution.

Are there risks associated with owning shares of Dow common stock?	Yes. Dow’s business is subject to both general and specific risks, including risks relating to Dow’s business, Dow’s relationship with New DuPont and Corteva following the separation and distribution and of Dow being a separate, publicly traded company. Accordingly, you should read carefully the information set forth in the section entitled “Risk Factors.”

Does Dow intend to pay cash dividends?	Following the distribution, Dow intends to pay a cash dividend of $2.1 billion in the aggregate on an annualized basis. On March 7, 2019, the Dow board of directors declared Dow’s initial quarterly cash dividend of $525 million in the aggregate, which will be paid on June 14, 2019 pro rata to holders of record of Dow common stock as of the close of business on May 31, 2019. The declaration, payment and amount of any dividends following the distribution will be subject to the sole discretion of Dow’s post-distribution, independent board of directors and, in the context of Dow’s financial policy, will depend upon many factors, including Dow’s financial condition and prospects, Dow’s capital requirements and access to capital markets, covenants associated with certain of Dow’s debt obligations, legal requirements and other factors that the Dow board of directors may deem relevant, and there can be no assurances that Dow will continue to pay a dividend in the future. There can also be no assurance that, after the distribution, the combined annual dividends on the common stock of Dow, New DuPont and Corteva, if any, will be equal to the annual dividends on DowDuPont common stock prior to the distribution.

What will Dow’s relationship be with New DuPont and Corteva following the separation and distribution?

Dow New Co will enter into the separation agreement with DowDuPont and Corteva to effect the separation (including the Internal Reorganization and Business Realignment) and distribution of Dow and Corteva. Dow will also enter into certain other agreements with DowDuPont and Corteva, including a tax matters agreement, an employee matters agreement, intellectual property cross-license agreements, trademark license agreements and certain services, manufacturing, supply and real estate-related agreements. These agreements will collectively provide for the terms of the allocation among Dow, New DuPont and Corteva of the assets, liabilities and obligations of DowDuPont and its subsidiaries (including its investments, property and employee benefits and tax-related assets and liabilities) and will govern the relationship among Dow, New DuPont and Corteva subsequent to the completion of the separations and distributions. For additional information regarding the separation agreement and other transaction agreements, see the sections entitled “Risk Factors—Risks Related to the Separation” and “Dow’s Relationship with New DuPont and Corteva Following the Distribution.”

Do I have appraisal rights in connection with the separation and distribution?	DowDuPont stockholders are not entitled to appraisal rights in connection with the separation and distribution.

Who is the transfer agent and registrar for Dow common stock?	Following the separation and distribution, Computershare will serve as transfer agent and registrar for the Dow common stock.

Computershare currently serves as DowDuPont’s transfer agent and registrar. In addition, Computershare will serve as the distribution agent in the distribution and will assist DowDuPont in the distribution of Dow common stock to DowDuPont stockholders.

Where can I get more information?	If you have any questions relating to the mechanics of the distribution, you should contact Computershare, as the distribution agent at:

1-800-369-5606 (U.S. & Canada) or 1-201-680-6578 (outside the U.S. & Canada)

After the separation and distribution, if you have any questions relating to Dow, you should contact Dow at:

Investor Relations

1-800-422-8193 or 1-989-636-1463

After the separation and distribution, if you have any questions relating to DowDuPont, you should contact DowDuPont at:

Investor Relations

1-302-774-4994 (for Institutional Holders)

1-302-774-3034 (for Individual Holders)

RISK FACTORS

You should carefully consider the following risks and other information in this information statement in evaluating Dow and the Dow common stock. The risk factors generally have been separated into three groups: risks related to Dow’s business, risks related to the separation and risks related to Dow common stock.

Any of the following risks, as well as additional risks and uncertainties not currently known to Dow or that Dow currently deems immaterial, could materially and adversely affect Dow’s business, results of operations or financial condition. Dow’s operations could be affected by various risks, many of which are beyond Dow’s control. Based on current information, Dow believes that the following identifies the most significant risk factors that could affect its business, results of operations or financial condition. Past financial performance may not be a reliable indicator of future performance and historical trends should not be used to anticipate results or trends in future periods. See the section entitled “Cautionary Statement Concerning Forward-Looking Statements” for more details.

Risks Related to Dow’s Business

The factors described below represent Dow’s principal business risks.

Global Economic Considerations: Dow operates in a global, competitive environment which gives rise to operating and market risk exposure.

Dow sells its broad range of products and services in a competitive, global environment, and competes worldwide for sales on the basis of product quality, price, technology and customer service. Increased levels of competition could result in lower prices or lower sales volume, which could have a negative impact on Dow’s results of operations. Sales of Dow’s products are also subject to extensive federal, state, local and foreign laws and regulations, trade agreements, import and export controls and duties and tariffs. The imposition of additional regulations, controls and duties and tariffs or changes to bilateral and regional trade agreements could result in lower sales volume, which could negatively impact Dow’s results of operations.

Economic conditions around the world, and in certain industries in which Dow does business, also impact sales price and volume. As a result, market uncertainty or an economic downturn in the geographic regions or industries in which Dow sells its products could reduce demand for these products and result in decreased sales volume, which could have a negative impact on Dow’s results of operations.

In addition, volatility and disruption of financial markets could limit customers’ ability to obtain adequate financing to maintain operations, which could result in a decrease in sales volume and have a negative impact on Dow’s results of operations. Dow’s global business operations also give rise to market risk exposure related to changes in foreign exchange rates, interest rates, commodity prices and other market factors such as equity prices. To manage such risks, Dow enters into hedging transactions pursuant to established guidelines and policies. If Dow fails to effectively manage such risks, it could have a negative impact on Dow’s results of operations.

Financial Commitments and Credit Markets: Market conditions could reduce Dow’s flexibility to respond to changing business conditions or fund capital needs.

Adverse economic conditions could reduce Dow’s flexibility to respond to changing business and economic conditions or to fund capital expenditures or working capital needs. The economic environment could result in a contraction in the availability of credit in the marketplace and reduce sources of liquidity for Dow. This could result in higher borrowing costs.

Raw Materials: Availability of purchased feedstock and energy, and the volatility of these costs, impact Dow’s operating costs and add variability to earnings.

Purchased feedstock and energy costs account for a substantial portion of Dow’s total production costs and operating expenses. Dow purchases hydrocarbon raw materials including ethane, propane, butane, naphtha and condensate as feedstocks and also purchases certain monomers, primarily ethylene and propylene, to supplement internal production, as well as other raw materials. Dow also purchases natural gas, primarily to generate electricity, and purchases electric power to supplement internal generation.

Feedstock and energy costs generally follow price trends in crude oil and natural gas, which are sometimes volatile. While Dow uses its feedstock flexibility and financial and physical hedging programs to help mitigate feedstock cost increases, Dow is not always able to immediately raise selling prices. Ultimately, the ability to pass on underlying cost increases is dependent on market conditions. Conversely, when feedstock and energy costs decline, selling prices generally decline as well. As a result, volatility in these costs could impact Dow’s results of operations.

Dow has a number of investments on the U.S. Gulf Coast to take advantage of increasing supplies of low-cost natural gas and natural gas liquids (“NGLs”) derived from shale gas including: the restart of the St. Charles Operations (SCO-2) ethylene production facility in December 2012; construction of a new on-purpose propylene production facility, which commenced operations in December 2015; completion of a major maintenance turnaround in December 2016 at an ethylene production facility in Plaquemine, Louisiana, which included expanding the facility’s ethylene production capacity and modifications to enable full ethane cracking flexibility; completion of a new integrated world-scale ethylene production facility and a new ELITE™ Enhanced Polyethylene production facility, both located in Freeport, Texas, in 2017, and a capacity expansion project which will bring the facility’s total ethylene capacity to 2,000 kilotonnes per annum (“KTA”) by 2020; and Dow commenced operations in 2018 on its new Low Density Polyethylene (“LDPE”) production facility and its new NORDEL™ Metallocene EDPM production facility, both located in Plaquemine, Louisiana. As a result of these investments, Dow’s exposure to purchased ethylene and propylene is expected to decline, offset by increased exposure to ethane- and propane-based feedstocks.

While Dow expects abundant and cost-advantaged supplies of NGLs in the United States to persist for the foreseeable future, if NGLs become significantly less advantaged than crude oil-based feedstocks, it could have a negative impact on Dow’s results of operations and future investments. Also, if Dow’s key suppliers of feedstocks and energy are unable to provide the raw materials required for production, it could have a negative impact on Dow’s results of operations.

Supply/Demand Balance: Earnings generated by Dow’s products vary based in part on the balance of supply relative to demand within the industry.

The balance of supply relative to demand within the industry may be significantly impacted by the addition of new capacity, especially for basic commodities where capacity is generally added in large increments as world-scale facilities are built. This may disrupt industry balances and result in downward pressure on prices due to the increase in supply, which could negatively impact Dow’s results of operations.

Litigation: Dow is party to a number of claims and lawsuits arising out of the normal course of business with respect to product liability, patent infringement, employment matters, governmental tax and regulation disputes, contract and commercial litigation, and other actions.

Certain of the claims and lawsuits facing Dow purport to be class actions and seek damages in very large amounts. All such claims are contested. With the exception of the possible effect of the asbestos-related liability of Union Carbide Corporation (“Union Carbide”) and Chapter 11 related matters of Dow Silicones Corporation (formerly known as Dow Corning Corporation, “Dow Silicones”) as described below, it is the opinion of Dow’s management that the possibility is remote that the aggregate of all such claims and lawsuits will have a material adverse impact on Dow’s consolidated financial statements.

Union Carbide is and has been involved in a large number of asbestos-related suits filed primarily in state courts during the past four decades. At December 31, 2018, Union Carbide’s total asbestos-related liability, including defense and processing costs, was $1,260 million ($1,369 million at December 31, 2017).

In 1995, Dow Silicones, a former 50:50 joint venture, voluntarily filed for protection under Chapter 11 of the U.S. Bankruptcy Code in order to resolve breast implant liabilities and related matters (the “Chapter 11 Proceeding”). Dow Silicones emerged from the Chapter 11 Proceeding on June 1, 2004, and is implementing the Joint Plan of Reorganization (the “Plan”). The Plan provides funding for the resolution of breast implant and other product liability litigation covered by the Chapter 11 Proceeding and provides a process for the satisfaction of commercial creditor claims in the Chapter 11 Proceeding. Dow Silicones’ liability for breast implant and other product liability claims was $263 million at December 31, 2018 ($263 million at December 31, 2017) and the liability related to commercial creditor claims was $82 million ($78 million at December 31, 2017).

Environmental Compliance: The costs of complying with evolving regulatory requirements could negatively impact Dow’s financial results. Actual or alleged violations of environmental laws or permit requirements could result in restrictions or prohibitions on plant operations, substantial civil or criminal sanctions, as well as the assessment of strict liability and/or joint and several liability.

Dow is subject to extensive federal, state, local and foreign laws, regulations, rules and ordinances relating to pollution, protection of the environment, greenhouse gas emissions, and the generation, storage, handling, transportation, treatment, disposal and remediation of hazardous substances and waste materials. In addition, Dow may have costs related to environmental remediation and restoration obligations associated with past and current sites as well as related to Dow’s past or current waste disposal practices or other hazardous materials handling. Although management will estimate and accrue liabilities for these obligations, it is reasonably possible that Dow’s ultimate cost with respect to these matters could be significantly higher, which could negatively impact Dow’s financial condition and results of operations. Costs and capital expenditures relating to environmental, health or safety matters are subject to evolving regulatory requirements and depend on the timing of the promulgation and enforcement of specific standards which impose the requirements. Moreover, changes in environmental regulations could inhibit or interrupt Dow’s operations, or require modifications to its facilities. Accordingly, environmental, health or safety regulatory matters could result in significant unanticipated costs or liabilities.

Health and Safety: Increased concerns regarding the safe use of chemicals and plastics in commerce and their potential impact on the environment have resulted in more restrictive regulations and could lead to new regulations.

Concerns regarding the safe use of chemicals and plastics in commerce and their potential impact on health and the environment reflect a growing trend in societal demands for increasing levels of product safety and environmental protection. These concerns could manifest themselves in stockholder proposals, preferred purchasing, delays or failures in obtaining or retaining regulatory approvals, delayed product launches, lack of market acceptance and continued pressure for more stringent regulatory intervention and litigation. These concerns could also influence public perceptions, the viability or continued sales of certain of Dow’s products, Dow’s reputation and the cost to comply with regulations. In addition, terrorist attacks and natural disasters have increased concerns about the security and safety of chemical production and distribution. These concerns could have a negative impact on Dow’s results of operations.

Local, state, federal and foreign governments continue to propose new regulations related to the security of chemical plant locations and the transportation of hazardous chemicals, which could result in higher operating costs.

Operational Event: A significant operational event could negatively impact Dow’s results of operations.

As a diversified chemical manufacturing company, Dow’s operations, the transportation of products, cyber-attacks, or severe weather conditions and other natural phenomena (such as freezing, drought, hurricanes, earthquakes, tsunamis, floods, etc.) could result in an unplanned event that could be significant in scale and could negatively impact operations, neighbors or the public at large, which could have a negative impact on Dow’s results of operations.

Major hurricanes have caused significant disruption in Dow’s operations on the U.S. Gulf Coast, logistics across the region, and the supply of certain raw materials, which had an adverse impact on volume and cost for some of Dow’s products. Due to Dow’s substantial presence on the U.S. Gulf Coast, similar severe weather conditions or other natural phenomena in the future could negatively impact Dow’s results of operations.

Cyber Threat: The risk of loss of Dow’s intellectual property, trade secrets or other sensitive business information or disruption of operations could negatively impact Dow’s financial results.

Cyber-attacks or security breaches could compromise confidential, business critical information, cause a disruption in Dow’s operations or harm Dow’s reputation. Dow has attractive information assets, including intellectual property, trade secrets and other sensitive, business critical information. While Dow will have a comprehensive cyber-security program that will be continuously reviewed, maintained and upgraded, a significant cyber-attack could result in the loss of critical business information and/or could negatively impact operations, which could have a negative impact on Dow’s financial results.

Company Strategy: Implementing certain elements of Dow’s strategy could negatively impact Dow’s financial results.

Dow currently has manufacturing operations, sales and marketing activities, and joint ventures in emerging geographies. Activities in these geographic regions are accompanied by uncertainty and risks including: navigating different government regulatory environments; relationships with new, local partners; project funding commitments and guarantees; expropriation, military actions, war, terrorism and political instability; sabotage; uninsurable risks; suppliers not performing as expected resulting in increased risk of extended project timelines; and determining raw material supply and other details regarding product movement. If the manufacturing operations, sales and marketing activities, and/or implementation of these projects is not successful, it could adversely affect Dow’s financial condition, cash flows and results of operations.

Goodwill: An impairment of goodwill could negatively impact Dow’s financial results.

Dow expects to continue Historical Dow’s policy of assessing its goodwill for impairment at least annually. If testing indicates that goodwill is impaired, the carrying value will be written down based on fair value with a charge against earnings. Where Dow utilizes a discounted cash flow methodology in determining fair value, continued weak demand for a specific product line or business could result in an impairment. Accordingly, any determination requiring the write-off of a significant portion of goodwill could negatively impact Dow’s results of operations.

Pension and Other Postretirement Benefits: Increased obligations and expenses related to Dow’s defined benefit pension plans and other postretirement benefit plans could negatively impact Dow’s financial condition and results of operations.

Dow will have defined benefit pension plans and other postretirement benefit plans (the “plans”) in the United States and a number of other countries. The assets of Dow’s funded plans are primarily invested in fixed income securities, equity securities of U.S. and foreign issuers and alternative investments, including investments in real estate, private market securities and absolute return strategies. Changes in the market value of plan assets, investment returns, discount rates, mortality rates, regulations and the rate of increase in compensation levels may affect the funded status of Dow’s plans and could cause volatility in the net periodic benefit cost, future funding requirements of the plans and the funded status of the plans. A significant increase in Dow’s obligations or future funding requirements could have a negative impact on Dow’s results of operations and cash flows for a particular period and on Dow’s financial condition.

Risks Related to the Separation

Dow may be unable to achieve some or all of the benefits that Dow expects to achieve from Dow’s separation from DowDuPont.

Dow believes that, as an independent, publicly traded company, Dow will be better positioned to, among other things, focus its financial and operational resources on its specific business, growth profile and strategic priorities, design and implement corporate strategies and policies targeted to Dow’s operational focus and strategic priorities, guide its processes and infrastructure to focus on Dow’s core strengths, implement and maintain a capital structure designed to meet Dow’s specific needs and more effectively respond to industry dynamics. However, Dow may be unable to achieve some or all of these benefits. For example, in order to position Dow for the separation, Dow is undertaking a series of strategic, structural, process and system realignment and restructuring actions within its operations. These actions may not provide the benefits Dow currently expects, and could lead to disruption of Dow’s operations, loss of, or inability to recruit, key personnel needed to operate and grow Dow’s businesses following the separation, weakening of Dow’s system of internal controls or procedures and impairment of Dow’s key customer and supplier relationships. In addition, completion of the separation will require significant amounts of management’s time and effort, which may divert management’s attention from operating and growing Dow’s businesses. If Dow fails to achieve some or all of the benefits that Dow expects to achieve as an independent company, or does not achieve them in the time Dow expects, Dow’s business, financial condition and results of operations could be materially and adversely affected.

If the distribution, together with certain related transactions, were to fail to qualify for non-recognition treatment for U.S. federal income tax purposes, then Dow could be subject to significant tax and indemnification liability and stockholders receiving Dow common stock in the distribution could be subject to significant tax liability.

It is a condition to the distribution that Dow receives the Dow Tax Opinions from Weil, Gotshal & Manges LLP and Ernst & Young LLP, and that DowDuPont receives the DowDuPont Tax Opinion from Skadden, Arps, Slate, Meagher & Flom LLP, each in form and substance acceptable to Dow or DowDuPont, as applicable, substantially to the effect that, among other things, the distribution and certain related transactions will qualify as a tax-free transaction under Section 355 and Section 368(a)(1)(D) of the Code. The Tax Opinions will rely on certain facts, assumptions, and undertakings, and certain representations from DowDuPont and Dow, regarding the past and future conduct of both respective businesses and other matters, including those discussed in the risk factor immediately below, as well as the IRS Ruling (as described below). Notwithstanding the Tax Opinions and the IRS Ruling, the IRS could determine on audit that the distribution or certain related transactions should be treated as a taxable transaction if it determines that any of these facts, assumptions, representations or undertakings are not correct or have been violated, or that the distribution should be taxable for other reasons, including if the IRS were to disagree with the conclusions of the Tax Opinions.

If the distribution ultimately is determined to be taxable, then a stockholder of DowDuPont that received shares of Dow common stock in the distribution would be treated as having received a distribution of property in an amount equal to the fair market value of such shares (including any fractional shares sold on behalf of such stockholder) on the distribution date and could incur significant income tax liabilities. Such distribution would be taxable to such stockholder as a dividend to the extent of DowDuPont’s current and accumulated earnings and profits, which would include any earnings and profits attributable to the gain recognized by DowDuPont on the taxable distribution and could include earnings and profits attributable to certain internal transactions preceding the distribution. Any amount that exceeded DowDuPont’s earnings and profits would be treated first as a non-taxable return of capital to the extent of such stockholder’s tax basis in its shares of DowDuPont stock with any remaining amount being taxed as a gain on the DowDuPont stock. Because DowDuPont intends to make a protective Section 336(e) election for Dow and each of Dow’s domestic corporate subsidiaries with respect to the distribution, in the event the distribution is ultimately determined to be taxable, DowDuPont would recognize corporate level taxable gain to the extent the fair market value of the assets (excluding stock in any domestic corporate subsidiary) of Dow and its domestic corporate subsidiaries exceeds the basis of Dow and its domestic corporate subsidiaries in such assets. In addition, if certain related transactions fail to qualify for tax-free treatment under U.S. federal, state, local tax and/or foreign tax law, Dow and DowDuPont could incur significant tax liabilities under U.S. federal, state, local and/or foreign tax law.

Generally, taxes resulting from the failure of the separation and distribution to qualify for non-recognition treatment for U.S. federal income tax purposes would be imposed on DowDuPont or DowDuPont stockholders. Under the tax matters agreement that Dow NewCo will enter into with DowDuPont and Corteva, subject to the exceptions described below, Dow is generally obligated to indemnify DowDuPont against such taxes imposed on DowDuPont. However, if the distribution fails to qualify for non-recognition treatment for U.S. federal income tax purposes for certain reasons relating to the overall structure of the Merger and the distribution, then under the tax matters agreement, Dow and DowDuPont would share the tax liability resulting from such failure in accordance with their relative equity values on the first full trading day following the distribution of Dow. DowDuPont’s responsibility for any such taxes is expected to be shared between New DuPont and Corteva following the distribution of Corteva in accordance with a fixed percentage to be agreed by the parties (though absent any such agreement, following the distribution of Corteva, New DuPont would be responsible for all such liabilities of DowDuPont). Furthermore, under the terms of the tax matters agreement, Dow also generally will be responsible for any taxes imposed on New DuPont or Corteva that arise from the failure of the distribution to qualify as tax-free for U.S. federal income tax purposes within the meaning of Section 355 of the Code or the failure of certain related transactions to qualify for tax-free treatment, to the extent such failure to qualify is attributable to actions, events or transactions relating to Dow, or its affiliates’, stock, assets or business, or any breach of Dow’s representations made in connection with the IRS Ruling or in any representation letter provided to a tax advisor in connection with certain tax opinions, including the Tax Opinions, regarding the tax-free status of the distributions and certain related transactions. DowDuPont, New DuPont (following the distribution of Corteva), and Corteva will be separately responsible for any taxes imposed on Dow that arise from the failure of the distribution to qualify as tax-free for U.S. federal income tax purposes within the meaning of Section 355 of the Code or the failure of certain related transactions to qualify for tax-free treatment, to the extent such failure to qualify is attributable to actions, events or transactions relating to such company’s or its affiliates’ stock, assets or business, or any breach of such company’s representations made in connection with the IRS Ruling or in the representation letter provided to a tax advisor in connection with certain tax opinions, including the Tax Opinions, regarding the tax-free status of the distributions and certain related transactions. Prior to the distribution of Corteva, Corteva and New DuPont are expected to reach an agreement regarding the sharing of responsibility for all liabilities of DowDuPont described in the preceding sentence as a result of actions or transactions of DowDuPont preceding the distribution of Corteva. Absent any such agreement, following the distribution of Corteva, New DuPont will be responsible for all such liabilities of DowDuPont. Events triggering an indemnification obligation under the tax matters agreement include events occurring after the distribution that cause DowDuPont to recognize a gain under Section 355(e) of the Code, as discussed further below. Such tax amounts could be significant. To the extent Dow is responsible for any liability under the tax matters agreement, there could be a material adverse impact on Dow’s business, financial condition, results of operations and cash flows in future reporting periods. For a more detailed discussion, see the section entitled “Material U.S. Federal Income Tax Consequences of the Distribution.”

The IRS may assert that the Merger causes the distributions and other related transactions to be taxable to DowDuPont, in which case Dow could be subject to significant indemnification liability.

Even if the distribution otherwise constitutes a tax-free transaction to stockholders under Section 355 of the Code, DowDuPont may be required to recognize corporate level tax on the distribution and certain related transactions under Section 355(e) of the Code if, as a result of the Merger or other transactions considered part of a plan with the distribution, there is a 50 percent or greater change of ownership in DowDuPont or Dow. In connection with the Merger, DowDuPont sought and received a private letter ruling from the IRS regarding the proper time, manner and methodology for measuring common ownership in the stock of DowDuPont, Historical Dow and Historical DuPont for purposes of determining whether there has been a 50 percent or greater change of ownership under Section 355(e) of the Code as a result of the Merger (the “IRS Ruling”). The Tax Opinions will rely on the continued validity of the IRS Ruling, as well as certain factual representations from DowDuPont as to the extent of common ownership in the stock of Historical Dow and Historical DuPont immediately prior to the Merger. In addition, it is a condition to the distribution that the IRS has not revoked the IRS Ruling. Based on the representations made by DowDuPont as to the common ownership in the stock of Historical Dow and Historical DuPont immediately prior to the Merger and assuming the continued validity of the IRS Ruling, the Tax Opinions will conclude that there was not a 50 percent or greater change of ownership in DowDuPont, Historical Dow or Historical DuPont for purposes of Section 355(e) as a result of the Merger. Notwithstanding the Tax Opinions and the IRS Ruling, the IRS could determine that the distribution or a related transaction should nevertheless be treated as a taxable transaction to DowDuPont if it determines that any of the facts, assumptions, representations or undertakings of DowDuPont is not correct or that the distribution should be taxable for other reasons, including if the IRS were to disagree with the conclusions in the Tax Opinions that are not covered by the IRS Ruling. If DowDuPont is required to recognize corporate level tax on the distribution and certain related transactions under Section 355(e) of the Code, then under the tax matters agreement, Dow may be required to indemnify New DuPont and/or Corteva for all or a portion of such taxes, which could be a significant amount, if such taxes were the result of either direct or indirect transfers of Dow common stock or certain reasons relating to the overall structure of the Merger and the distribution. For a more detailed description, see the section entitled “Dow’s Relationship with New DuPont and Corteva Following the Distribution—Tax Matters Agreement.”

Dow will be subject to continuing contingent tax-related liabilities of DowDuPont following the distribution.

After the distribution, there will be several significant areas where the liabilities of DowDuPont may become Dow’s obligations either in whole or in part. For example, under the Code and the related rules and regulations, each corporation that was a member of DowDuPont’s consolidated tax reporting group during any taxable period or portion of any taxable period ending on or before the effective time of the distribution is jointly and severally liable for the U.S. federal income tax liability of the entire consolidated tax reporting group for such taxable period. Additionally, to the extent that any subsidiary of Dow was included in the consolidated tax reporting group of Historical DuPont for any taxable period or portion of any taxable period ending on or before the effective date of the Merger, such subsidiary is jointly and severally liable for the U.S. federal income tax liability of the entire consolidated tax reporting group of Historical DuPont for such taxable period. In connection with the distribution, and the distribution of Corteva, Dow NewCo will enter into a tax matters agreement with DowDuPont and Corteva that will allocate the responsibility for prior period consolidated taxes among Dow, New DuPont and Corteva. For a more detailed description, see the section entitled “Dow’s Relationship with New DuPont and Corteva Following the Distribution—Tax Matters Agreement.” If New DuPont or Corteva were unable to pay any prior period taxes for which it is responsible, however, Dow could be required to pay the entire amount of such taxes, and such amounts could be significant. Other provisions of federal, state, local, or foreign law may establish similar liability for other matters, including laws governing tax-qualified pension plans, as well as other contingent liabilities.

Dow will agree to numerous restrictions to preserve the tax-free treatment of the transactions in the United States, which may reduce Dow’s strategic and operating flexibility.

Dow’s ability to engage in certain transactions could be limited or restricted after the distribution in order to preserve, for U.S. federal income tax purposes, the tax-free nature of the distribution by DowDuPont, and certain aspects of the Internal Reorganization and Business Realignment. As discussed above, even if the distribution otherwise qualifies for tax-free treatment under Section 355 of the Code, the distribution may result in corporate-level taxable gain to DowDuPont under Section 355(e) of the Code if a transaction results in a change of ownership of 50 percent or greater in Dow as part of a plan or series of related transactions that includes the distribution. The process for determining whether an acquisition or issuance triggering these provisions has occurred, the extent to which any such acquisition or issuance results in a change of ownership and the cumulative effect of any such acquisition or issuance together with any prior acquisitions or issuances (including the Merger) is complex, inherently factual and subject to interpretation of the facts and circumstances of a particular case. Any acquisitions or issuances of Dow common stock within a two-year period after the distribution generally are presumed to be part of such a plan that includes the distribution, although such presumption may be rebutted. As a result of these limitations, under the tax matters agreement that Dow will enter into with DowDuPont and Corteva, for the two-year period following the distribution, Dow will be prohibited, except in certain circumstances, from, among other things:

•	entering into any transaction resulting in acquisitions of a certain percentage of Dow’s assets, whether by merger or otherwise;

•	dissolving, merging, consolidating or liquidating;

•	undertaking or permitting any transaction relating to Dow stock, including issuances, redemptions or repurchases, other than certain, limited, permitted issuances and repurchases;

•	affecting the relative voting rights of Dow stock, whether by amending Dow NewCo’s certificate of incorporation or otherwise; or

•	ceasing to actively conduct Dow’s business.

These restrictions may significantly limit Dow’s ability to pursue certain strategic transactions or other transactions that Dow may believe to otherwise be in the best interests of Dow stockholders or that might increase the value of Dow’s business.

Following the separation and distribution, Dow will need to provide or arrange for certain services to be provided that are currently provided by DowDuPont and/or Historical DuPont.

Following the separation and distribution, Dow will need to provide internally or obtain from unaffiliated third parties certain services it currently receives from DowDuPont and/or Historical DuPont. These services include certain information technology, research and development, finance, legal, insurance, compliance and human resources activities, the effective and appropriate performance of which is critical to Dow’s operations. Dow may be unable to replace these services in a timely manner or on terms and conditions as favorable as those Dow currently receives from DowDuPont and/or Historical DuPont. In particular, DowDuPont’s and Historical DuPont’s information technology networks and systems are complex, and duplicating these networks and systems will be challenging. Because certain portions of Dow’s business previously received these services from DowDuPont and/or Historical DuPont, Dow may be unable to successfully establish the infrastructure or implement the changes necessary to effectively perform these activities within the context of Dow’s consolidated business, or Dow may incur additional costs in doing so that could adversely affect its business. In addition, if New DuPont and/or Corteva do not continue to perform effectively the transition services and the other services that are called for under the services and other related agreements entered into in connection with the separation, Dow may not be able to operate its business effectively and its profitability may decline. If Dow fails to obtain the quality of administrative services necessary to operate effectively or incurs greater costs in obtaining these services, Dow’s profitability, financial condition and results of operations may be materially and adversely affected.

Neither Historical Dow’s financial information nor Dow’s unaudited pro forma combined financial information are necessarily representative of the results Dow would have achieved as an independent, publicly traded company and may not be a reliable indicator of Dow’s future results.

The financial information of Historical Dow, which is incorporated by reference into this information statement from the financial statements of Historical Dow, and accompanying notes thereto, that are filed as Exhibit 99.2 to the Form 10, and the unaudited pro forma financial information for Dow included herein may not reflect what Dow’s financial condition, results of operations and cash flows would have been had Dow been an independent, publicly traded company comprised solely of DowDuPont’s materials science business during the periods presented or what Dow’s financial condition, results of operations and cash flows will be in the future when Dow is an independent company. This is primarily because:

•	The historical financial information incorporated by reference herein from the pertinent pages of Historical Dow’s financial statements, and the notes thereto, filed as Exhibit 99.2 to the Form 10,

reflects Historical Dow and does not reflect the changes that Dow expects to experience in connection with the separation, including the distribution of Historical Dow’s agricultural sciences business and businesses aligned with DowDuPont’s specialty products division and the receipt by Dow of Historical DuPont’s ethylene and ethylene copolymers business (other than its ethylene acrylic elastomers business).

•

Prior to the separation, Dow’s business was operated under the corporate umbrella of DowDuPont. As part of the DowDuPont corporate organization Dow’s business was principally operated by Historical Dow, with certain portions of Dow’s business being operated by Historical DuPont as part of its internal corporate organization, rather than Dow being operated as part of a consolidated materials science business.

•

The financial statements for Historical Dow and accompanying notes thereto incorporated by reference into this information statement from the pertinent pages thereof filed as Exhibit 99.2 to the Form 10 reflect only the allocations of corporate expenses from Historical Dow, and thus are not necessarily representative of the costs Dow will incur for similar services as an independent company following the separation and distribution.

•

Dow’s business has historically principally satisfied its working capital requirements and obtained capital for its general corporate purposes, including acquisitions and capital expenditures, as part of Historical Dow’s company-wide cash management practices, with certain portions of Dow’s business having satisfied such requirements through the practices of Historical DuPont. Although these practices have historically generated sufficient cash to finance the working capital and other cash requirements of Dow’s business, following the separation and distribution Dow will no longer have access to Historical DuPont’s cash pools nor will Dow’s cash generating revenue streams mirror those of Historical Dow and/or Historical DuPont. Dow may therefore need to obtain additional financing from banks, through public offerings or private placements of debt or equity securities or other arrangements.

•

Currently, Dow’s business is operated under the umbrella of DowDuPont’s corporate organization, with portions of Dow’s businesses being integrated with the businesses of Historical Dow and Historical DuPont. This integration has historically permitted Dow’s business (or portions thereof) to enjoy economies of scope and scale in costs, employees, vendor relationships and customer relationships, both as part of the DowDuPont organization and within the Historical Dow and Historical DuPont internal corporate structures. Although Dow expects to enter into short-term transition agreements that will govern certain commercial and other relationships among Dow, New DuPont and Corteva after the separation, those temporary arrangements may not capture the benefits Dow’s businesses have enjoyed in the past as a result of this integration. The loss of these benefits could have an adverse effect on Dow’s business, results of operations and financial condition following the completion of the separation.

•

Dow will enter into transactions with New DuPont and Corteva that did not exist prior to the separation. See the section entitled “Dow’s Relationship with New DuPont and Corteva Following the Distribution” for information regarding these transactions.

•

Other significant changes may occur in Dow’s cost structure, management, financing and business operations as a result of the separation and distribution and Dow operating as a company separate from DowDuPont.

In addition, the unaudited pro forma financial information included in this information statement is based on the best information available, which in part includes a number of estimates and assumptions. These estimates and assumptions may prove not to be accurate, and accordingly, Dow’s unaudited pro forma financial information should not be assumed to be indicative of what Dow’s financial condition or results of operations actually would have been as a standalone company during the time periods presented nor to be a reliable indicator of what Dow’s financial condition or results of operations actually may be in the future.

For additional information about Historical Dow’s past financial performance and the basis of presentation of Historical Dow’s financial statements, see the section entitled “Selected Consolidated Financial Data of Historical Dow,” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations of Historical Dow,” as well as Historical Dow’s financial statements and the notes thereto that are incorporated by reference herein from the pertinent pages of the Historical Dow 2018 Form 10-K filed as Exhibit 99.2 to the Form 10.

Following the separation and distribution, Dow may not enjoy the same benefits of diversity, leverage and market reputation that Dow enjoyed as a part of DowDuPont.

Following the separation and distribution, Dow will hold only DowDuPont’s materials science business, while Dow’s business (or portions thereof) has historically benefited from DowDuPont’s (and, prior to the Merger, Historical Dow’s and Historical DuPont’s) operating diversity and purchasing power as well as opportunities to pursue integrated strategies with DowDuPont’s (and, prior to the Merger, Historical Dow’s and Historical DuPont’s) other businesses, including those businesses that form part of DowDuPont’s agriculture and specialty products businesses and will be allocated to Corteva and New DuPont, respectively, in connection with the separation. Following the separation and distribution, Dow will not have similar diversity or integration opportunities and may not have similar purchasing power or access to the capital markets.

Additionally, following the separation and distribution, Dow may become more susceptible to market fluctuations and other adverse events than if Dow had remained part of the current DowDuPont organizational structure. As part of DowDuPont (and, prior to the Merger, as part of Historical Dow and Historical DuPont, as applicable), Dow’s business has been able to leverage the DowDuPont, Historical Dow and Historical DuPont historical market reputation and performance as well as those businesses’ brand identities, which has allowed Dow to, among other things, recruit and retain key personnel to run its business. Following the separation and distribution, although Dow will maintain the Dow brand, Dow may not enjoy the same historical market reputation as DowDuPont or Historical Dow nor the same performance or brand identity, which may make it more difficult for Dow to recruit or retain such key personnel.

Dow will retain significant indebtedness in connection with the separation and distribution, and the degree to which Dow will be leveraged following completion of the distribution may materially and adversely affect Dow’s business, financial condition and results of operations.

In the separation, Dow will retain Historical Dow’s indebtedness. As a result, upon consummation of the separation and distribution, Dow expects to have indebtedness of approximately $19.8 billion (excluding operating leases). Historical Dow has historically satisfied its indebtedness obligations as well as its short-term working capital requirements and financial support functions through the earnings, assets and cash flows generated by Historical Dow’s operations. Following the separation and distribution, however, Dow will not be able to rely on any of the earnings, assets or cash flows that are attributable to DowDuPont’s agriculture and specialty products businesses, which will be transferred from Historical Dow to Corteva and New DuPont, respectively, in connection with the Internal Reorganization and Business Realignment.

Dow’s ability to make payments on and to refinance Dow’s indebtedness, to obtain and maintain sufficient working capital, and to meet any dividend obligations will depend exclusively on Dow’s ability to generate cash in the future from Dow’s own operations, financings or asset sales following the separation and distribution. Dow’s ability to generate cash is further subject to general economic, financial, competitive, legislative, regulatory and other factors that are beyond Dow’s control. Dow may not generate sufficient funds to service its debt and meet its business needs, such as funding working capital or the expansion of Dow’s operations. If Dow is not able to repay or refinance its debt as it becomes due, Dow may be forced to take disadvantageous actions, including reducing spending on marketing, retail trade incentives, advertising and new product innovation, reducing financing in the future for working capital, capital expenditures and general corporate purposes, selling assets or dedicating an unsustainable level of Dow’s cash flow from operations to the payment of principal and interest on Dow’s indebtedness. In addition, Dow’s ability to withstand competitive pressures and to react to changes in Dow’s industry could be impaired. The lenders who hold Dow’s debt could also accelerate amounts due in the event that Dow defaults, which could potentially trigger a default or acceleration of the maturity of Dow’s other debt.

Restrictions under the Intellectual Property Cross-License Agreements will limit Dow’s ability to develop and commercialize certain products and services and/or prosecute, maintain and enforce certain intellectual property.

Dow will be dependent to a certain extent on New DuPont and Corteva to prosecute, maintain and enforce certain of the intellectual property licensed under the intellectual property cross-license agreements. For example, New DuPont and Corteva will be responsible for filing, prosecuting and maintaining (at their respective discretion) patents, including patents filed on trade secrets and other know-how, that New DuPont and Corteva, respectively, license to Dow. New DuPont or Corteva, as applicable, will also have the first right to enforce their respective patents, trade secrets and other know-how licensed to Dow. If New DuPont or Corteva, as applicable, fails to fulfill its obligations or chooses to not enforce the licensed patents, trade secrets or other know-how under the intellectual property cross-license agreements, Dow may not be able to prevent competitors from making, using and selling competitive products and services.

Under the intellectual property cross-license agreements, if Dow challenges certain patents licensed under the agreements Dow could have its rights relating to certain patents or all patents licensed to it terminated or, in the case of exclusively licensed patents, converted to nonexclusive licenses. Although Dow intends to put appropriate procedures in place to avoid triggering these consequences under the intellectual property cross-license agreements, there is a risk that challenges to the validity, patentability, enforceability or inventorship of patents that Dow routinely files may inadvertently trigger these consequences, which could limit Dow’s ability to develop and commercialize products and services.

In addition, Dow’s use of the intellectual property licensed to it under the intellectual property cross-license agreements is restricted to certain fields, which could limit Dow’s ability to develop and commercialize certain products and services. For example, the licenses granted to Dow under the agreement will not extend to all fields of use that Dow may in the future decide to enter into. These restrictions may make it more difficult, time consuming and/or expensive for Dow to develop and commercialize certain new products and services, or may result in certain of Dow’s products or services being later to market than those of Dow’s competitors. Notwithstanding the above, pursuant to the intellectual property cross-license agreements, New DuPont and Corteva intend to fully license to Dow certain of their intellectual property to allow Dow to continue to commercialize existing Dow products and services.

Dow’s customers, prospective customers, suppliers or other companies with whom Dow conducts business may need assurances that Dow’s financial stability on a standalone basis is sufficient to satisfy their requirements for doing or continuing to do business with them.

Some of Dow’s customers, prospective customers, suppliers or other companies with whom Dow conducts business may need assurances that Dow’s financial stability on a standalone basis is sufficient to satisfy their requirements for doing or continuing to do business with them, and may require Dow to provide additional credit support, such as letters of credit or other financial guarantees. Any failure of parties to be satisfied with Dow’s financial stability could have a material adverse effect on Dow’s business, financial condition, results of operations and cash flows.

Dow may have received better terms from unaffiliated third parties than the terms received in the commercial agreements it will enter into with DowDuPont and Corteva.

In connection with the separation and distribution, Dow will enter into certain commercial agreements with DowDuPont and Corteva, including, but not limited to, certain services, manufacturing, supply and real estate related agreements, which will govern the provision of services and use of assets following the separation and distribution that were previously provided within DowDuPont, Historical Dow and/or Historical DuPont. These agreements were negotiated in the context of the separation of Dow and Corteva from DowDuPont, while Dow and Corteva were each still part of DowDuPont and, accordingly, may not reflect terms that would have resulted from negotiations among unaffiliated third parties and Dow may have received better terms from third parties. See “Dow’s Relationship with New DuPont and Corteva Following the Distribution.”

In connection with Dow’s separation Dow will assume, and indemnify New DuPont and Corteva for, certain liabilities. If Dow is required to make payments pursuant to these indemnities, Dow may need to divert cash to meet those obligations and Dow’s financial results could be negatively impacted. In addition, New DuPont and Corteva will indemnify Dow for certain liabilities. These indemnities may not be sufficient to insure Dow against the full amount of liabilities Dow incurs, and New DuPont and/or Corteva may not be able to satisfy their indemnification obligations in the future.

Pursuant to the separation agreement, the employee matters agreement and the tax matters agreement with DowDuPont and Corteva, Dow will agree to assume, and indemnify New DuPont and Corteva for, certain liabilities for uncapped amounts, which may include, among other items, associated defense costs, settlement amounts and judgments, as discussed further in “Dow’s Relationship with New DuPont and Corteva Following the Distribution.” Payments pursuant to these indemnities may be significant and could negatively impact Dow’s business, particularly indemnities relating to Dow’s actions that could impact the tax-free nature of the distribution. Third parties could also seek to hold Dow responsible for any of the liabilities allocated to New DuPont and Corteva, including those related to DowDuPont’s specialty products and/or agriculture businesses, respectively, and those related to discontinued and/or divested businesses and operations of Historical DuPont, which have been allocated between New DuPont and Corteva. New DuPont and/or Corteva, as applicable, will agree to indemnify Dow for such liabilities, but such indemnities may not be sufficient to protect Dow against the full amount of such liabilities. In addition, New DuPont and/or Corteva, as applicable, may not be able to fully satisfy their indemnification obligations with respect to the liabilities Dow incurs. Even if Dow ultimately succeeds in recovering from New DuPont and/or Corteva, as applicable, any amounts for which Dow is held liable, Dow may be temporarily required to bear these losses itself. Each of these risks could negatively affect Dow’s business, financial condition, results of operations and cash flows.

Additionally, Dow generally will assume and be responsible for the payment of Dow’s share of (i) certain liabilities of DowDuPont relating to, arising out of or resulting from certain general corporate matters of DowDuPont, (ii) certain liabilities of Historical Dow relating to, arising out of or resulting from general corporate matters of Historical Dow and discontinued and/or divested businesses and operations of Historical Dow and (iii) certain separation expenses not otherwise allocated to New DuPont or Corteva (or allocated specifically to Dow) pursuant to the separation agreement, and third parties could seek to hold Dow responsible for New DuPont’s or Corteva’s share of any such liabilities. For more information, see the section entitled “Dow’s Relationship with New DuPont and Corteva Following the Distribution–Separation Agreement.” New DuPont and/or Corteva, as applicable, will indemnify Dow for their share of any such liabilities; however, such indemnities may not be sufficient to protect Dow against the full amount of such liabilities, and/or New DuPont and/or Corteva may not be able to fully satisfy their respective indemnification obligations. In addition, even if Dow ultimately succeeds in recovering from New DuPont and/or Corteva any amounts for which Dow is held liable in excess of Dow’s agreed share, Dow may be temporarily required to bear these losses itself. Each of these risks could negatively affect Dow’s business, financial condition, results of operations and cash flows.

Until the distribution occurs, DowDuPont has the sole discretion to change the terms of the distribution.

Until the distribution occurs, DowDuPont will have the sole and absolute discretion to determine and change the terms of the distribution, including the establishment of the record date and distribution date. These changes could be unfavorable to Dow. In addition, DowDuPont may decide at any time not to proceed with the distribution.

The business separation and related transactions may expose us to potential liabilities arising out of state and federal fraudulent conveyance laws and legal distribution requirements.

Although Dow will receive a solvency opinion from an investment bank confirming that Dow and New DuPont will each be adequately capitalized following the distribution, the separation could be challenged under various state and federal fraudulent conveyance laws. Fraudulent conveyances or transfers are generally defined to include transfers made or obligations incurred with the actual intent to hinder, delay or defraud current or future creditors or transfers made or obligations incurred for less than reasonably equivalent value when the debtor was insolvent, or that rendered the debtor insolvent, inadequately capitalized or unable to pay its debts as they become due. An unpaid creditor could claim that DowDuPont did not receive fair consideration or reasonably equivalent value in the separation and distribution, and that the separation and distribution left New DuPont insolvent or with unreasonably small capital or that DowDuPont intended or believed it would incur debts beyond its ability to pay such debts as they mature. If a court were to agree with such a plaintiff, then such court could void the separation and distribution as a fraudulent transfer or impose substantial liabilities on Dow, which could adversely affect Dow’s financial condition and its results of operations. Among other things, the court could return some of Dow’s assets or your shares of Dow common stock to New DuPont, provide New DuPont with a claim for money damages against Dow in an amount equal to the difference between the consideration received by DowDuPont and the fair market value of Dow at the time of the distribution, or require Dow to fund liabilities of other companies involved in the Internal Reorganization and Business Realignment for the benefit of creditors.

The distribution is also subject to review under state corporate distribution statutes. Under the Delaware General Corporation Law (the “DGCL”), a corporation may only pay dividends to its stockholders either (i) out of its surplus (net assets minus capital) or (ii) if there is no such surplus, out of its net profits for the fiscal year in which the dividend is declared and/or the preceding fiscal year. Although the DowDuPont board of directors intends to make the distribution out of DowDuPont’s surplus and will receive an opinion that DowDuPont has adequate surplus under Delaware law to declare the dividend of Dow common stock in connection with the distribution, there can be no assurance that a court will not later determine that some or all of the distribution was unlawful.

Risks Related to Dow Common Stock

Dow cannot be certain that an active trading market for Dow common stock will develop or be sustained after the distribution, and following the distribution, Dow’s stock price may fluctuate significantly.

A public market for Dow common stock does not currently exist. Subject to the consummation of the distribution, Dow expects the Dow common stock to be listed and traded on the NYSE under the symbol “DOW.” Dow also expects that a limited market, commonly known as a “when-issued” trading market, will develop as early as the trading day prior to the record date for the distribution, and that “regular-way” trading of shares of Dow common stock will begin on the distribution date. However, Dow cannot guarantee that an active trading market will develop or be sustained for Dow common stock after the distribution. If an active trading market does not develop, Dow stockholders may have difficulty selling their shares of Dow common stock at an attractive price, or at all. In addition, Dow cannot predict the prices at which shares of Dow common stock may trade after the distribution.

Similarly, DowDuPont cannot predict the effect of the distribution on the trading prices of its common stock, which will continue to be listed and traded on the NYSE but will represent ownership of the remaining company, which will hold only DowDuPont’s agriculture and specialty products businesses. The combined trading prices of the Dow common stock and the common stock of New DuPont and Corteva, as applicable, after the distribution may not be equal to or greater than the trading price of DowDuPont common stock prior to the distribution. Until the market has fully evaluated Dow as a standalone company or New DuPont without Dow’s business, the trading price of each company’s shares may fluctuate significantly.

The trading price of Dow common stock will be determined in the public markets and may be influenced by many factors that may cause the price to fluctuate significantly, some of which may be beyond Dow’s control, including:

•	Dow’s business profile and market capitalization may not fit the investment objectives of DowDuPont’s current stockholders, causing a shift in Dow’s initial investor base;

•	Dow common stock may not be included in some indices in which DowDuPont common stock is included, causing certain stockholders to be mandated to sell their shares of Dow common stock;

•	Dow’s quarterly or annual earnings, or those of other companies in Dow’s industry;

•	the failure of securities analysts to cover Dow common stock after the distribution;

•	actual or anticipated fluctuations in Dow’s operating results;

•	changes in earnings estimates by securities analysts or Dow’s ability to meet those estimates or Dow’s earnings guidance;

•	the operating and stock price performance of other comparable companies;

•	overall market fluctuations and domestic and worldwide economic conditions; and

•	other factors described in these “Risk Factors” and elsewhere in this information statement.

Stock markets in general have experienced volatility that has often been unrelated to the operating performance of a particular company. These broad market fluctuations may adversely affect the trading price of Dow common stock.

A large number of shares of Dow common stock are or will be eligible for future sale, which may cause Dow’s stock price to decline.

Upon completion of the distribution, Dow expects that there will be an aggregate of approximately 750 million shares of Dow common stock issued and outstanding. These shares will be freely tradable without restriction or further registration under the U.S. Securities Act of 1933, as amended (the “Securities Act”), unless the shares are owned by one of Dow’s “affiliates,” as that term is defined in Rule 405 under the Securities Act.

Any sales of a substantial number of shares of Dow common stock in the public market or the perception that such sales might occur, in connection with the distribution or otherwise, may cause the market price of the Dow common stock to decline. Dow is unable to predict whether large amounts of Dow common stock will be sold in the open market following the distribution. Dow is also unable to predict whether a sufficient number of buyers would be in the market at that time. In addition, a portion of DowDuPont common stock is held by index funds tied to stock indices. If Dow is not included in these indices at the time of the distribution, these index funds may be required to sell the Dow common stock they receive in the distribution.

Dow cannot guarantee the timing, amount, or payment of dividends on its common stock in the future.

There can be no assurance that Dow will have sufficient surplus under Delaware law to be able to pay any dividends. Following the distribution, Dow intends to pay a cash dividend of $2.1 billion in the aggregate on an annualized basis. On March 7, 2019, the Dow board of directors declared Dow’s initial quarterly cash dividend of $525 million in the aggregate, which will be paid on June 14, 2019 pro rata to holders of record of Dow common stock as of the close of business on May 31, 2019. The declaration, payment and amount of any subsequent dividends following the distribution will be subject to the sole discretion of Dow’s post-distribution, independent board of directors and, in the context of Dow’s financial policy, will depend upon many factors, including Dow’s financial condition and prospects, Dow’s capital requirements and access to capital markets, covenants associated with certain of Dow’s debt obligations, legal requirements and other factors that the Dow board of directors may deem relevant, and there can be no assurances that Dow will continue to pay a dividend in the future. For more information, see the section entitled “Dividend Policy.”

In addition, there can be no assurance that, after the distribution, the combined annual dividends, if any, on the Dow common stock, New DuPont common stock and Corteva common stock will be at least equal to the annual dividends paid on the DowDuPont common stock prior to the distribution.

Dow stockholders’ percentage of ownership in Dow may be diluted in the future.

Dow stockholders’ percentage ownership in Dow may be diluted in the future because of equity issuances of Dow common stock for acquisitions, capital market transactions or otherwise, including, without limitation, outstanding equity awards resulting from the treatment of DowDuPont equity awards in connection with the distribution and equity awards that Dow may grant to its directors, officers and employees in the future. Such issuances may have a dilutive effect on Dow’s earnings per share, which could adversely affect the market price of Dow common stock.

In addition, Dow NewCo’s amended and restated certificate of incorporation will authorize Dow NewCo to issue, without the approval of Dow stockholders, one or more classes or series of preferred stock having such designation, powers, preferences and relative, participating, optional and other special rights, including preferences over Dow common stock with respect to dividends and distributions, as the Dow board of directors generally may determine. The terms of one or more classes or series of preferred stock could dilute the voting power or reduce the value of Dow common stock. For example, Dow could grant holders of Dow NewCo preferred stock the right to elect some number of Dow’s directors in all events or on the happening of specified events or to veto specified transactions. Similarly, the repurchase or redemption rights or liquidation preferences Dow could assign to holders of Dow NewCo preferred stock could affect the residual value of Dow common stock. See the section entitled “Description of Dow’s Capital Stock.”

Certain provisions in Dow NewCo’s amended and restated certificate of incorporation and amended and restated bylaws, of Delaware law and in the tax matters agreement and other separation-related agreements may prevent or delay an acquisition of Dow, which could decrease the trading price of the Dow common stock.

Upon the distribution, Dow NewCo’s amended and restated certificate of incorporation and amended and restated bylaws will contain, and Delaware law contains, provisions that are intended to deter coercive takeover practices and inadequate takeover bids by making such practices or bids unacceptably expensive to the bidder and to encourage prospective acquirers to negotiate with the Dow board of directors rather than to attempt a hostile takeover. These provisions include, among others:

•	the inability of Dow stockholders to act by written consent;

•	the limited ability of Dow stockholders to call a special meeting;

•	rules regarding how stockholders may present proposals or nominate directors for election at stockholder meetings;

•	the right of the Dow board of directors to issue preferred stock without stockholder approval; and

•	the ability of Dow’s directors, and not stockholders, to fill vacancies (including those resulting from an enlargement of the board of directors) on the Dow board of directors.

In addition, following the distribution, Dow NewCo will be subject to Section 203 of the DGCL. Section 203 of the DGCL provides that, subject to limited exceptions, persons that (without prior board approval) acquire, or are affiliated with a person that acquires, more than 15 percent of the outstanding voting stock of a Delaware corporation shall not engage in any business combination with that corporation, including by merger, consolidation or acquisitions of additional shares, for a three-year period following the date on which that person or its affiliate becomes the holder of more than 15 percent of the corporation’s outstanding voting stock.

Dow believes these provisions will protect its stockholders from coercive or otherwise unfair takeover tactics by requiring potential acquirers to negotiate with the Dow board of directors and by providing the Dow board of directors with more time to assess any acquisition proposal. These provisions are not intended to make Dow immune from takeovers. However, these provisions will apply even if an acquisition proposal or offer may be considered beneficial by some stockholders and could delay or prevent an acquisition that the Dow board of directors determines is not in the best interests of Dow or Dow stockholders. These provisions may also prevent or discourage attempts to remove and replace incumbent directors. See the section entitled “Description of Dow’s Capital Stock” for a more detailed description of these provisions.

Several of the agreements Dow will enter into with DowDuPont and/or Corteva in connection with the separation and distribution require New DuPont and/or Corteva’s consent to any change of control of Dow, or any assignment of Dow’s rights and obligations. These consent rights may discourage, delay or prevent a change of control or similar transaction that Dow stockholders may consider favorable.

In addition, an acquisition or further issuance of Dow common stock could also trigger the application of Section 355(e) of the Code. For a discussion of Section 355(e), see the section entitled “Material U.S. Federal Income Tax Consequences of the Distribution.” Under the tax matters agreement, Dow would be required to indemnify New DuPont or Corteva for any tax imposed under Section 355(e) of the Code resulting from an acquisition or issuance of Dow’s stock, even if Dow did not participate in or otherwise facilitate the acquisition, and this indemnity obligation might discourage, delay or prevent a change of control that you may consider favorable.

Dow NewCo’s amended and restated bylaws will provide that the Court of Chancery of the State of Delaware will be the exclusive forum for certain legal actions between Dow NewCo and its stockholders, which could limit Dow NewCo stockholders’ ability to obtain a judicial forum viewed by the stockholders as more favorable for disputes with Dow NewCo or its directors, officers or employees.

Dow NewCo’s amended and restated bylaws will provide that unless Dow NewCo consents in writing to the selection of an alternative forum, the Court of Chancery of the State of Delaware will be the sole and exclusive forum for any derivative action or proceeding brought on behalf of Dow NewCo, any action asserting a claim of breach of a fiduciary duty owed by any Dow NewCo director, officer or other employee to Dow NewCo or Dow NewCo’s stockholders, any action asserting a claim arising pursuant to any provision of the DGCL, or any action asserting a claim governed by the internal affairs doctrine. The choice of forum provision may limit a stockholder’s ability to bring a claim in a judicial forum that it finds favorable for disputes with Dow NewCo or its directors, officers or other employees, which may discourage such lawsuits against Dow NewCo or its directors, officers and other employees. Alternatively, if a court were to find the choice of forum provision contained in Dow NewCo’s amended and restated bylaws to be inapplicable or unenforceable in an action, Dow NewCo may incur additional costs associated with resolving such action in other jurisdictions. The amended and restated bylaws will provide that the exclusive forum provision will not preclude or contract the scope of exclusive federal or concurrent jurisdiction for actions brought under the Exchange Act or the Securities Act or the respective rules and regulations promulgated thereunder.

CAUTIONARY STATEMENT CONCERNING FORWARD-LOOKING STATEMENTS

This information statement and other materials DowDuPont, Historical Dow and Dow NewCo have filed or will file with the SEC contain, or will contain, certain statements which are “forward-looking” statements within the meaning of the federal securities laws, including the Exchange Act and the Private Securities Litigation Reform Act of 1995. In this context, forward-looking statements often address business strategies, market potential, future financial performance and financial condition, future action, results and other matters and often contain words such as “believe,” “expect,” “anticipate,” “project,” “estimate,” “budget,” “continue,” “could,” “intend,” “may,” “plan,” “potential,” “predict,” “seek,” “should,” “will,” “would,” “objective,” “forecast,” “goal,” “guidance,” “outlook,” “effort,” “target” and similar expressions, and variations or negatives of these words. In particular, information included under the sections entitled “Information Statement Summary,” “Risk Factors,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations of Historical Dow,” “The Business,” and “The Distribution” contains forward-looking statements. Forward-looking statements include, but are not limited to:

•	Expectations as to future sales of Dow’s products;

•	The ability to protect Dow’s intellectual property in the United States and abroad;

•	Estimates regarding Dow’s capital requirements and need for and availability of financing;

•	Estimates of Dow’s expenses, future revenues and profitability;

•	Estimates of the size of the markets for Dow’s products and services and Dow’s ability to compete in such markets;

•	Expectations related to the rate and degree of market acceptance of Dow’s products;

•	The outcome of certain Dow contingencies, such as litigation and environmental matters; and

•	Estimates of the success of competing technologies that may become available.

Forward-looking statements by their nature address matters that are, to different degrees, uncertain. Forward-looking statements are based on certain assumptions and expectations of future events which may not be realized and speak only as of the date the statements were made. In addition, forward-looking statements involve risks, uncertainties and other factors that are beyond the control of DowDuPont, Historical Dow and Dow and that could cause actual results to differ materially from those projected, anticipated or implied in the forward-looking statements. These factors include, but are not limited to: fluctuations in energy and raw material prices; failure to develop and market new products and optimally manage product life cycles; significant litigation and environmental matters; failure to appropriately manage process safety and product stewardship issues; changes in laws and regulations or political conditions; global economic and capital markets conditions, such as inflation, market uncertainty, interest and currency exchange rates, and equity and commodity prices; business or supply disruptions; security threats, such as acts of sabotage, terrorism or war, weather events and natural disasters; ability to protect, defend and enforce Dow’s intellectual property rights; increased competition; changes in relationships with Dow’s significant customers and suppliers; unanticipated expenses such as litigation or legal settlement expenses; unanticipated business disruptions; Dow’s ability to predict, identify and interpret changes in consumer preferences and demand; Dow’s ability to realize the expected benefits of the separation; Dow’s ability to complete proposed divestitures or acquisitions; Dow’s ability to realize the expected benefits of acquisitions if they are completed; the availability of financing to Dow in the future and the terms and conditions of such financing; and disruptions in Dow’s information technology networks and systems. Additionally, there may be other risks and uncertainties that Dow is unable to identify at this time or that Dow does not currently expect to have a material impact on its business.

Where, in any forward-looking statement, an expectation or belief as to future results or events is expressed, such expectation or belief is based on the current plans and expectations of management and expressed in good faith and believed to have a reasonable basis, but there can be no assurance that the expectation or belief will result or be achieved or accomplished. Factors that could cause actual results or events to differ materially from those anticipated include the matters described under the sections entitled “Risk Factors,” “The Business,” “Unaudited Pro Forma Combined Financial Information,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations of Historical Dow” and “Supplemental Pro Forma Segment Results for Dow.” DowDuPont, Historical Dow and Dow disclaim and do not assume or undertake any obligation to publicly provide revisions or updates to any forward-looking statements, whether as a result of new information, future developments or otherwise, should circumstances change, except as otherwise required by securities and other applicable laws.

THE DISTRIBUTION

Background of the Distribution

DowDuPont is a Delaware corporation that was formed on December 9, 2015 to be a holding company for the purpose of effecting the all-stock merger of equals transaction between Historical Dow and Historical DuPont. The Merger became effective at 11:59 pm Eastern Time on August 31, 2017, at which time Historical Dow and Historical DuPont became subsidiaries of DowDuPont. Prior to the Merger, DowDuPont did not conduct any business activities other than those required for its formation and matters contemplated by the Merger. DowDuPont now conducts its operations worldwide through the following eight segments: Agriculture; Performance Materials & Coatings; Industrial Intermediates & Infrastructure; Packaging & Specialty Plastics; Electronics & Imaging; Nutrition & Biosciences; Transportation & Advanced Polymers; and Safety & Construction and has approximately 98,000 employees. DowDuPont is deeply committed to market-driven research and development, upholding sustainability, and maintaining a best-in-class safety culture.

In connection with the signing of the merger agreement, Historical Dow and Historical DuPont announced their intention to pursue, subject to the approval of the DowDuPont board of directors and any required regulatory approvals, the separation of the combined company, DowDuPont, into three independent, publicly traded companies—one for each of its agriculture, materials science and specialty products businesses with the belief that these companies would lead their respective industries through science-based innovation to meet the needs of customers and help solve global challenges. Upon the consummation of the Merger, DowDuPont reiterated this intention and the DowDuPont board of directors established three committees (collectively, the “advisory committees”), one to oversee the business and affairs of each of its agriculture, materials science and specialty products divisions, including each business’s preparation for the intended separations.

On September 12, 2017, the DowDuPont board of directors announced the composition of the materials science business, Dow, which is expected to be the first business separated and will be of DowDuPont’s Performance Materials & Coatings, Industrial Intermediates & Infrastructure and Packaging & Specialty Plastics (including Historical DuPont’s ethylene and ethylene copolymers businesses (other than its ethylene acrylic elastomers business)) segments.

The separation of Dow will be completed through the distribution to DowDuPont stockholders of all of the then issued and outstanding shares of common stock of Dow NewCo, a wholly owned subsidiary of DowDuPont that at the time of the distribution will hold DowDuPont’s materials science business. The distribution of Dow common stock is expected to be the first of two distributions to effectuate DowDuPont’s plan to separate DowDuPont into three independent, publicly traded companies. Following the distribution of Dow, the remaining company, which is referred to herein as “New DuPont,” will hold DowDuPont’s agriculture and specialty products businesses. It is expected that New DuPont will then complete, subject to the approval of its board of directors, the distribution of Corteva. The separation of Corteva is expected to be completed by June 1, 2019 through the distribution to New DuPont stockholders of all of the common stock of Corteva. Following the distributions, DowDuPont will become known as DuPont.

Prior to these distributions, DowDuPont will undertake the Internal Reorganization and Business Realignment, as described in the section entitled “Merger, Intended Separations, Reorganization and Financial Statement Presentation—Internal Reorganization” and as contemplated by the separation agreement, which is further discussed in the section entitled “Dow’s Relationship with New DuPont and Corteva Following the Distribution —Separation Agreement.” As a result of these transactions, at the time of its distribution, Dow will hold only the assets and liabilities associated with DowDuPont’s materials science business, at the time of its of its distribution, Corteva which will hold only the assets and liabilities associated with DowDuPont’s agriculture businesses, and after the final distribution, New DuPont will continue to hold only the assets and liabilities associated with DowDuPont’s specialty products business.

The DowDuPont board of directors believes that the completion of these separations will result in three independent, publicly traded companies that will lead their respective industries through productive, science-based innovation to meet the needs of customers and help solve global challenges and is the best available opportunity to unlock the value of DowDuPont’s businesses.

On March 7, 2019, the DowDuPont board of directors approved the distribution of all of the issued and outstanding shares of Dow common stock to DowDuPont stockholders on the basis of one share of Dow common stock for every three shares of DowDuPont common stock held at the close of business on the record date for the distribution. As a result of the distribution, Dow will become an independent, publicly traded company. The distribution of Dow common stock as described in this information statement is subject to the satisfaction or waiver of certain conditions. For a more detailed description of these conditions, see this section under “—Conditions to the Distribution.” DowDuPont stockholders may also receive cash in lieu of any fractional shares of Dow common stock that they would have received in the distribution. The distribution is intended to be generally tax-free to DowDuPont stockholders for U.S. federal income tax purposes, except for any cash received in lieu of fractional shares. DowDuPont stockholders will not be required to make any payment, surrender or exchange their DowDuPont common stock or take any other action to receive their shares of Dow common stock in the distribution.

The separation of DowDuPont’s agriculture business will also be subject to certain conditions, and stockholders will separately receive information about the expected separation and distribution of Corteva. For additional information, please see the registration statement on Form 10 filed with the SEC by Corteva on October 18, 2018 and any amendments or supplements thereto that may be filed with the SEC by Corteva from time to time.

The DowDuPont board of directors (and, following the distribution of Dow, with respect to the distribution of Corteva, the New DuPont board of directors) has the discretion to abandon one or both of the intended distributions and to alter the terms of each distribution. As a result, Dow cannot provide any assurances that the distribution of Dow common stock will be completed, or that the distribution of Corteva common stock will be completed.

Reasons for the Separation and Distribution

Since the Merger, the DowDuPont board of directors has met regularly to review the company’s businesses, has consulted regularly with the advisory committees and has evaluated the strategic opportunities available to the combined company and its businesses. The DowDuPont board of directors believes that the separation of DowDuPont into three independent, publicly traded companies through the separation of its agriculture, materials science and specialty products businesses is the best available opportunity to unlock the value of DowDuPont. The DowDuPont board of directors, in consultation with the advisory committees, has considered a wide variety of factors in evaluating the planned separation and distributions of Dow and Corteva, including the risk that one or more of the distributions is abandoned and not completed. The DowDuPont board of directors believes that the potential benefits to DowDuPont stockholders of the separation of each of its three businesses into independent companies with their own distinctive business and capital structures and ability to focus on their respective specific growth plans will provide DowDuPont stockholders with certain opportunities and benefits not available to the combined company.

The DowDuPont board of directors believes that the separation of the materials science business from DowDuPont is in the best interests of DowDuPont and its stockholders. Among other things, the DowDuPont board of directors considered the following potential benefits of the separations and distributions:

•

Attractive Investment Profile. The creation of separate companies with strong, focused businesses and each with a distinct financial profile and clear investment thesis is expected to drive significant long-term value for all stockholders and also to reduce the complexities surrounding investor understanding, enabling investors to invest in each company separately based on its distinct characteristics.

•	Enhanced Means to Evaluate Financial Performance. Investors should be better able to evaluate the business condition, strategy and financial performance of each company within the context of its particular industry and markets. It is expected that, over time following the completion of the separations, the aggregate market value of Dow, Corteva and New DuPont will be higher, on a fully distributed basis and assuming the same market conditions, than if DowDuPont were to remain under its current configuration.

•

Distinct Position. The separations are expected to create three independent companies with tailored growth strategies and differentiated technologies, resulting in: Dow, a leading global materials science company that will be a low-cost, innovation-driven leader; Corteva, a leading global agricultural company with the most comprehensive and diverse portfolio in the industry; and New DuPont, a leading global specialty products company that will be a technology driven innovation leader. Each company will provide investors with a distinct investment option that may be more attractive to current investors and will allow the company to attract different investors than the current investment option available to DowDuPont stockholders of one combined company.

•

Focused Capital Allocation. Each independent, publicly traded company will have a capital structure that is expected to be best suited to its specific needs and will be able to make capital allocation decisions that better align with its streamlined business. In addition, after the separation, the respective businesses within each company will no longer need to compete internally for capital and other corporate resources with businesses allocated to another company.

•

Ability to Adapt to Industry Changes. Each company is expected to be able to maintain a sharper focus on its core business and growth opportunities, which will allow each company to respond better and more quickly to developments in its industry.

•

Dedicated Management Team with Enhanced Strategic Focus. Each company’s management team will be able to design and implement corporate policies and strategies that are tailored to such company’s specific business characteristics and to focus on maximizing the value of its business.

•

Improved Management Incentive Tools. The separation will permit the creation of equity securities, including options and restricted stock units, for each publicly traded company with values more closely linked to the performance of such company’s business than would be readily available under the current configuration of businesses within DowDuPont as a single public company. The DowDuPont board of directors believes such equity-based compensation arrangements should provide enhanced incentives for performance and improve the ability for each publicly traded company to attract, retain and motivate qualified personnel.

•

Direct Access to Capital Markets and Ability to Pursue Strategic Opportunities. Each company’s business will have direct access to the capital markets, and is expected to be better situated to pursue future acquisitions, joint ventures and other strategic opportunities as well as internal expansion that is more closely aligned with such company’s strategic goals and expected growth opportunities.

The DowDuPont board of directors also considered a number of potentially negative factors, including the loss of synergies and joint purchasing power from ceasing to operate as part of a larger, more diversified company, risks relating to the creation of a new public company, such as increased costs from operating as a separate public company, potential disruptions to the businesses and loss or dilution of brand identities, possible increased administrative costs and one-time separation costs, restrictions on each company’s ability to pursue certain opportunities that may have otherwise been available in order to preserve the tax-free nature of the distributions and related transactions for U.S. federal income tax purposes, the fact that each company will be less diversified than the current configuration of DowDuPont’s businesses prior to the separation, and distributions and the potential inability to realize the anticipated benefit of the separation.

The DowDuPont board of directors concluded that the potential benefits of pursuing each separation and distribution outweighed the potential negative factors in connection therewith. Neither DowDuPont nor Dow can assure you that, following the separation and distribution, any of the benefits described above or otherwise will be realized to the extent anticipated or at all. For more information see the section entitled “Risk Factors.”

The DowDuPont board of directors also considered these potential benefits and potentially negative factors in light of the risk that one or more of the distributions is abandoned or otherwise not completed, resulting in DowDuPont separating into fewer than the intended three independent, publicly traded companies. The DowDuPont board of directors believes that the potential benefits to DowDuPont stockholders discussed above apply to the separation of each of the intended three businesses and that the creation of each independent company, with its distinctive business and capital structure and ability to focus on its specific growth plan, will provide DowDuPont stockholders with greater long-term value than retaining one investment in the combined company.

In view of the wide variety of factors considered in connection with the evaluation of the separation and the complexity of these matters, the DowDuPont board of directors did not find it useful to, and did not attempt to, quantify, rank or otherwise assign relative weights to the factors considered. The individual members of the DowDuPont board of directors may have given different weights to different factors.

History of Dow and Formation of a New Holding Company

TDCC was initially incorporated in Delaware in 1947 as the successor to a Michigan corporation of the same name that was organized in 1897. On August 31, 2017, as a result of the completion of the Merger, Historical Dow became a subsidiary of DowDuPont. Prior to the Merger, Dow was a publicly traded company that was listed on the NYSE and operated a global business that included agricultural sciences, consumer solutions, infrastructure solutions, performance materials and chemicals, and performance plastics segments.

As part of DowDuPont’s plan to separate its materials science business, on August 30, 2018, DowDuPont formed Dow NewCo to serve as a holding company for Dow. Dow NewCo is a direct, wholly owned subsidiary of DowDuPont and at the time of distribution will be the direct parent of TDCC. In connection with the separation and distribution, DowDuPont plans to transfer the assets and liabilities of the materials science business not currently held by Dow, to Dow (see the sections titled “Merger, Intended Separations, Reorganization and Financial Statement Presentation—Internal Reorganization” and “Dow’s Relationship with New DuPont and Corteva Following the Distribution—Separation Agreement”). DowDuPont will then complete the separation through a distribution of Dow common stock by way of a pro rata dividend to DowDuPont stockholders as of the close of business on the record date. Following the separation and distribution, Dow will be a separate company and DowDuPont will not retain any ownership interest in Dow. As a result of the Internal Reorganization and Business Realignment, at the time of the distribution, Dow NewCo will hold, among certain other assets and liabilities, the Historical Dow materials science business and the Historical DuPont ethylene and ethylene copolymers business (other than its ethylene acrylic elastomers business).

The Number of Shares of Dow Common Stock You Will Receive

For every three shares of DowDuPont common stock that you own at the close of business on the record date, you will receive one share of Dow common stock on the distribution date. DowDuPont will not distribute any fractional shares of Dow common stock. Instead, if you are a registered holder, the distribution agent will aggregate fractional shares into whole shares, sell the whole shares in the open market at prevailing market prices and distribute the aggregate cash proceeds (net of discounts and commissions) of the sales pro rata (based on the fractional share such holder would otherwise have been entitled to receive) to each stockholder who otherwise would have been entitled to receive a fractional share in the distribution. The distribution agent, in its sole discretion, without any influence by DowDuPont or Dow, will determine when, how, through which broker-dealer and at what price to sell the whole shares. Neither Dow nor DowDuPont will be able to guarantee any minimum sale price in connection with the sale of these shares. Recipients of cash in lieu of fractional shares will not be entitled to any interest on the amounts received in lieu of fractional shares.

The aggregate net cash proceeds of these sales will be taxable for U.S. federal income tax purposes. See the section entitled “Material U.S. Federal Income Tax Consequences of the Distribution” for an explanation of the material U.S. federal income tax consequences of the distribution. If you are a registered holder of DowDuPont common stock, you will receive a check from the distribution agent in an amount equal to your pro rata share of the aggregate net cash proceeds of the sales. Dow estimates that it will take approximately two weeks from the distribution date for the distribution agent to complete the distributions of the aggregate net cash proceeds.

If you hold your DowDuPont common stock through a bank or brokerage firm, your bank or brokerage firm will receive, on your behalf, your pro rata share of the aggregate net cash proceeds of the sales and will be responsible for transmitting to you your share of such proceeds.

When and How You Will Receive the Distribution

With the assistance of the distribution agent, subject to the satisfaction or waiver of certain conditions, the distribution of Dow common stock is expected to occur on April 1, 2019, the distribution date, to all holders of outstanding DowDuPont common stock as of the close of business on the record date. Computershare will serve as the distribution agent in connection with the distribution, and will also serve as the transfer agent and registrar for the Dow common stock. DowDuPont stockholders may receive cash in lieu of any fractional shares of Dow common stock which they would have been entitled to receive.

If you own DowDuPont common stock as of the close of business on the record date, the shares of Dow common stock that you are entitled to receive in the distribution will be distributed to you electronically, as of the distribution date, in direct registration or book-entry form. If you are a registered holder, the distribution agent will credit the whole shares of Dow common stock you receive in the distribution to a book-entry account with Dow’s transfer agent on or shortly following the distribution date. Approximately two weeks after the distribution date, the distribution agent will mail you a direct registration account statement that reflects the shares of Dow common stock that have been registered in book-entry form in your name as well as a check reflecting any cash you are entitled to receive in lieu of fractional shares. “Direct registration form” refers to a method of recording share ownership when no physical share certificates are issued to stockholders, as is the case in this distribution.

Most DowDuPont stockholders own their shares beneficially through a bank, broker or other nominee. In such cases, the bank, broker or other nominee would be said to hold the shares in “street name” and the shares of Dow common stock you are entitled to receive in the distribution will be distributed electronically to your bank or broker and your ownership would be recorded on the bank or brokerage firm’s books. If you hold your DowDuPont common stock through a bank, broker or other nominee, your bank or brokerage firm will credit your account for the shares of Dow common stock that you are entitled to receive in the distribution, and will be responsible for transmitting to you any cash in lieu of fractional shares you are entitled to receive. If you have any questions concerning the mechanics of the distribution and you hold your shares of DowDuPont in street name, please contact your bank or brokerage firm.

If you sell your DowDuPont common stock in the “regular-way” market on or prior to the close of trading on the distribution date, you will be selling your right to receive shares of Dow common stock in the distribution.

Transferability of Shares You Receive

The shares of Dow common stock distributed to DowDuPont stockholders in connection with the distribution will be transferable without registration under the Securities Act, except for shares received by persons who may be deemed to be affiliates of Dow. Persons who may be deemed to be affiliates of Dow after the distribution generally include individuals or entities that control, are controlled by or are under common control with Dow, which may include certain of Dow’s executive officers, directors or principal stockholders. Securities held by Dow affiliates will be subject to resale restrictions under the Securities Act. Dow’s affiliates will be permitted to sell shares of Dow common stock only pursuant to an effective registration statement or an exemption from the registration requirements of the Securities Act, such as the exemption afforded by Rule 144 under the Securities Act.

Results of the Distribution

After its separation from DowDuPont, Dow will be an independent, publicly traded company. The actual number of shares to be distributed will be determined by DowDuPont at the close of business on the record date for the distribution based on the distribution ratio. The distribution will not affect the number of outstanding shares of DowDuPont common stock or any rights of DowDuPont stockholders. DowDuPont will not distribute any fractional shares of Dow common stock.

Substantially simultaneously with the distribution, Dow NewCo will enter into the separation agreement with DowDuPont and Corteva to effect the separation and provide a framework for Dow’s relationship with New DuPont and Corteva after the separation and distribution. In connection with the separation and distribution, Dow will also enter into various other agreements with DowDuPont and Corteva, including a tax matters agreement, an employee matters agreement, intellectual property cross-license agreements, trademark license agreements and certain services, manufacturing, supply and real estate-related agreements. These agreements will collectively provide for the allocation among Dow, New DuPont and Corteva of the assets, liabilities and obligations of DowDuPont and its subsidiaries (including its investments, property and employee benefits and tax-related assets and liabilities) attributable to periods prior to, at and after Dow’s and Corteva’s respective separations from DowDuPont and will govern certain relationships among Dow, New DuPont and Corteva. For a more detailed description of these agreements, see the sections entitled “Risk Factors—Risks Related to the Separation” and “Dow’s Relationship with New DuPont and Corteva Following the Distribution.”

Market for Dow Common Stock

There is currently no public trading market for Dow common stock. Dow NewCo intends to apply to list the Dow common stock on the NYSE under the symbol “DOW.” Dow has not and will not set the initial price of the Dow common stock. The initial price will be established by the public markets.

Dow cannot predict the price at which the Dow common stock will trade after the distribution. In fact, the combined trading prices, after the distribution, of the shares of Dow common stock that each DowDuPont stockholder will receive in the distribution and the shares of DowDuPont common stock held at the record date may not equal the “regular-way” trading price of a share of DowDuPont common stock immediately prior to the distribution. The price at which Dow common stock trades may fluctuate significantly, particularly until an orderly public trading market develops. Trading prices for Dow common stock will be determined in the public markets and may be influenced by many factors. See the section entitled “Risk Factors—Risks Related to Dow common stock.”

Trading Between the Record Date and Distribution Date

Beginning on or shortly before the record date and continuing up to and including the distribution date, DowDuPont expects that there will be two markets in DowDuPont common stock: a “regular-way” market and an “ex-distribution” market. Shares of DowDuPont common stock that trade on the “regular-way” market will trade with an entitlement to receive the shares of Dow common stock distributed pursuant to the separation. Shares of DowDuPont common stock that trade on the “ex-distribution” market will trade without an entitlement to receive the Dow common stock distributed pursuant to the distribution. Therefore, if you sell DowDuPont common stock in the “regular-way” market on or prior to the distribution date, you will be selling your right to receive Dow common stock in the distribution. If you own DowDuPont common stock at the close of business on the record date and sell those shares on the “ex-distribution” market on or prior to the distribution date, you will receive the shares of Dow common stock that you are entitled to receive pursuant to your ownership of DowDuPont common stock as of the close of business on the record date.

Furthermore, Dow anticipates that trading in Dow common stock will begin on a “when-issued” basis as early as the trading day prior to the record date for the distribution and will continue through the distribution date.

“When-issued” trading in the context of a separation refers to a sale or purchase made conditionally on or before the distribution date because the securities of the separated entity have not yet been distributed. The “when-issued” trading market will be a market for Dow common stock that will be distributed to holders of DowDuPont common stock on the distribution date. If you owned DowDuPont common stock at the close of business on the record date, you would be entitled to Dow common stock distributed pursuant to the distribution. You may trade this entitlement to shares of Dow common stock, without DowDuPont common stock you own, on the “when-issued” market. On the distribution date, “when-issued” trading with respect to Dow common stock will end, and at the open of trading, “regular-way” trading will begin.

Conditions to the Distribution

Dow expects that the distribution will be effective at 5:00 PM Eastern Time on April 1, 2019, the distribution date, provided that, among other conditions described in this information statement, the following conditions shall have been satisfied:

•

The SEC having declared effective the Form 10 under the Exchange Act (or the Form 10 having otherwise become effective pursuant to and in accordance with Section 12(d) of the Exchange Act), no stop order relating to the Form 10 being in effect, no proceedings seeking such a stop order being pending before or threatened by the SEC and this information statement (or notice of internet availability hereof) having been distributed to DowDuPont stockholders;

•	the listing of Dow common stock on the NYSE having been approved, subject to official notice of issuance;

•

DowDuPont having received an opinion from a nationally recognized independent appraisal firm to the effect that, following the distribution, Dow and DowDuPont will each be solvent and adequately capitalized, and that DowDuPont has adequate surplus under Delaware law to declare the dividend of Dow common stock;

•	the Internal Reorganization and Business Realignment as they relate to Dow having been effectuated prior to the distribution date;

•

the DowDuPont board of directors having declared the dividend of Dow common stock to effect the distribution and having approved the distribution and all related transactions, which approval may be given or withheld in the board’s absolute and sole discretion (and such declaration or approval not having been withdrawn);

•

DowDuPont having elected the individuals to be members of the Dow board of directors following the distribution, and certain directors as set forth in the separation agreement having resigned from the DowDuPont board of directors;

•	each of Dow, DowDuPont and Corteva and each of their applicable subsidiaries having entered into all ancillary agreements to which it and/or any such subsidiary is contemplated to be a party;

•

no events or developments having occurred or existing that make it inadvisable to effect the distribution or that would result in the distribution and related transactions not being in the best interest of DowDuPont or its stockholders;

•

no order, injunction or decree by any governmental entity of competent jurisdiction or other legal restraint or prohibition preventing consummation of the distribution or any of the related transactions, and no other event outside of DowDuPont’s control having occurred that prevents the consummation of the distribution shall be pending, threatened, issued or in effect;

•	the receipt by DowDuPont of the DowDuPont Tax Opinions and by Dow of the Dow Tax Opinions; and

•	the IRS not having revoked the IRS Ruling (as described in the section entitled “Risk Factors—Risks Related to the Separation”).

The fulfillment of the foregoing conditions does not create any obligations on DowDuPont’s part to effect the distribution, and the DowDuPont board of directors has the ability, in its sole discretion, to amend, modify or abandon the distribution and related transactions at any time prior to the distribution date.

Regulatory Approvals

Dow NewCo must complete the necessary registration under U.S. federal securities laws of the Dow common stock, as well as the applicable listing requirements of the NYSE for such shares.

Other than the requirements discussed above, Dow does not believe that any other material governmental or regulatory filings or approvals will be necessary to consummate the distribution.

No Appraisal Rights

DowDuPont stockholders will not have any appraisal rights in connection with the distribution.

Reasons for Furnishing this Information Statement

Dow is furnishing this information statement solely to provide information to DowDuPont stockholders who will receive shares of Dow common stock in the distribution. You should not construe this information statement as an inducement or encouragement to buy, hold or sell any of Dow’s securities or any securities of DowDuPont. Dow believes that the information contained in this information statement is accurate as of the date set forth on the cover. Changes to the information contained in this information statement may occur after that date, and neither DowDuPont nor Dow undertake any obligation to update the information except in the normal course of DowDuPont’s and Dow’s public disclosure obligations and practices.

DIVIDEND POLICY

Following the distribution, Dow intends to pay a cash dividend of $2.1 billion in the aggregate on an annualized basis. On March 7, 2019, the Dow board of directors declared Dow’s initial quarterly cash dividend of $525 million in the aggregate, which will be paid on June 14, 2019 pro rata to holders of record of Dow common stock as of the close of business on May 31, 2019. DowDuPont has paid a quarterly dividend of $0.38 per share of DowDuPont common stock during each of the last four quarters. On February 14, 2019, DowDuPont declared a dividend of $0.38 per share of DowDuPont common stock, which is payable on March 15, 2019 to DowDuPont stockholders of record on February 28, 2019. Prior to the Merger, Historical Dow had declared and paid a quarterly dividend on its common stock of $0.46 per share for eight consecutive quarters.

The declaration, payment and amount of any dividends following the distribution will be subject to the sole discretion of Dow’s post-distribution, independent board of directors and, in the context of Dow’s financial policy, will depend upon many factors, including Dow’s financial condition and prospects, Dow’s capital requirements and access to capital markets, covenants associated with certain of Dow’s debt obligations, legal requirements and other factors that the Dow board of directors may deem relevant, and there can be no assurances that Dow will continue to pay a dividend in the future. There can also be no assurance that, after the distribution, the combined annual dividends on the common stock of Dow, New DuPont and Corteva, if any, will be equal to the annual dividends on DowDuPont common stock prior to the distribution. Prior to the close of the Merger, Historical Dow and Historical DuPont had paid cash dividends every quarter since 1912 and 1904, respectively.

CAPITALIZATION

The following table sets forth the cash and cash equivalents and capitalization as of December 31, 2018 of Historical Dow and for Dow on a pro forma basis after giving effect to the planned transactions related to the separation to be effected prior to the distribution, including the Internal Reorganization and Business Realignment, as if they occurred on December 31, 2018. The cash and cash equivalents and capitalization for Dow are derived from the Historical Dow 2018 Financial Statements (as defined below), which are incorporated by reference herein from the pertinent pages of the Historical Dow 2018 Form 10-K filed as Exhibit 99.2 to the Form 10 and do not reflect changes Dow expects to experience in connection with the separation and distribution, including the Internal Reorganization and Business Realignment. This information therefore may not necessarily reflect what Dow’s capitalization would have been had it been an independent, publicly traded company operating DowDuPont’s materials science business during the periods presented. Explanation of the pro forma adjustments made to the consolidated financial statements of Historical Dow can be found under “Unaudited Pro Forma Combined Financial Information.” The following table should be reviewed in conjunction with the sections titled “Unaudited Pro Forma Combined Financial Information” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations of Historical Dow” as well as the consolidated financial statements of Historical Dow and accompanying notes, which are incorporated by reference herein from the pertinent pages of the Historical Dow 2018 Form 10-K filed as Exhibit 99.2 to the Form 10.

	At Dec 31, 2018 (dollars in millions)
	Historical Dow	Pro Forma
Cash and cash equivalents:	$2,669	$4,748
Debt, including current and long-term:
Current debt	$340	$338
Long-term debt	19,254	19,255
Total debt	$19,594	$19,593
Equity:
Common stock (authorized and issued 100 shares of $0.01 par value each)	$-		$-
Additional paid-in capital	7,042	9,129
Retained earnings	29,808	19,513
Accumulated other comprehensive loss	(9,885)	(9,070)
Unearned ESOP shares	(134)	(134)
Noncontrolling interests	1,138	869
Total equity	$27,969	$20,307
Total Capitalization	$47,563	$39,900

UNAUDITED PRO FORMA COMBINED FINANCIAL INFORMATION

The following unaudited pro forma combined financial information (the “pro forma financial statements”) present the consolidated financial statements of Historical Dow after giving effect to the distribution of Historical Dow’s agricultural sciences business (“Dow AgCo”) and Historical Dow’s specialty products business (“Dow SpecCo”) and the receipt of Historical DuPont’s ethylene and ethylene copolymers businesses (other than its ethylene acrylic elastomers business) (“ECP”) resulting in what Dow refers to as “Dow.” Information in the unaudited pro forma combined financial statements is presented as follows:

•

The unaudited pro forma combined balance sheet as of December 31, 2018 (the “pro forma balance sheet”) was prepared based on (i) the consolidated balance sheet of Historical Dow as of December 31, 2018, (ii) the distribution of Dow AgCo and Dow SpecCo as if they had been consummated on December 31, 2018, and (iii) the receipt of ECP as if it had been consummated on December 31, 2018.

•

The unaudited pro forma combined statements of income (the “pro forma statements of income”) for all periods presented were prepared based on (i) the consolidated statements of income of Historical Dow for such period, (ii) the distribution of Dow AgCo and Dow SpecCo, and (iii) the receipt of ECP as if it had been consummated on January 1, 2017.

Following the completion of the separation and distribution (including the receipt transaction), the historical financial statements of Dow will be recast to reflect the distribution of Dow AgCo and Dow SpecCo as discontinued operations for each period presented as well as to reflect the receipt of ECP as a common control transaction from the closing of the Merger on August 31, 2017.

The pro forma financial statements should be read in conjunction with the accompanying notes to the pro forma financial statements. In addition, the pro forma financial statements were based on and should be read in conjunction with the audited consolidated financial statements of Historical Dow as of and for the year ended December 31, 2018 and the accompanying notes thereto included in Historical Dow’s Annual Report on Form 10-K for the year ended December 31, 2018, filed with the SEC on February 11, 2019 (the “Historical Dow 2018 Form 10-K”), which are referred to in this information statement as the “Historical Dow 2018 Financial Statements” and which are incorporated by reference herein from the pertinent pages thereof that are filed as Exhibit 99.2 to the Form 10.

The pro forma financial statements, which were prepared in accordance with Article 11 of Regulation S-X, have been presented for informational purposes only and are not necessarily indicative of what Dow’s financial position or results of operations actually would have been had the Merger, Internal Reorganization and Business Realignment, separation, distribution and other related transactions been completed as of the dates indicated above. In addition, the pro forma financial statements do not purport to project the future financial position or results of operations of Dow.

Pro forma adjustments to historical financial information are subject to assumptions described in the accompanying notes. Management believes that these assumptions and adjustments are reasonable and appropriate under the circumstances and are factually supported based on information currently available. The unaudited pro forma financial information set forth below primarily gives effect to the following (“Pro Forma Basis”):

•	the expected distribution of Dow AgCo and Dow SpecCo;

•	the expected receipt of ECP;

•	the reclassification of transactions between Dow and Dow AgCo and Dow SpecCo from intercompany transactions to trade transactions;

•	the reclassification of transactions between Dow and ECP from related party transactions (included in “Net sales”) to intercompany transactions;

•	the 2017 impact of a consummated divestiture agreed to with the European Commission (“EC”) as a condition of approval for the Merger;

•	the impact of certain one-time costs related to the Merger, Internal Reorganization and Business Realignment, separation, distribution and other related transactions; and

•	the expected cash contribution from DowDuPont.

As a result of discontinued operations accounting treatment, the pro forma financial statements include $360 million, $435 million and $383 million for the years ended December 31, 2018, 2017 and 2016, respectively, of costs previously assigned to Dow AgCo and Dow SpecCo that did not meet the definition of discontinued operations in accordance with Accounting Standards Codification (“ASC”) 205-20 “Discontinued Operations” (“ASC 205-20”). These costs primarily consist of leveraged services that are provided through service centers as well as other corporate overhead costs that will not continue to be utilized by Dow AgCo or Dow SpecCo following the separation and distribution, such as costs related to information technology, finance, manufacturing, R&D, sales & marketing, supply chain, human resources, sourcing & logistics, legal, and communications, public affairs & government affairs functions. Dow expects to significantly reduce these costs in the future as part of its ongoing cost synergy program and efforts to further integrate and optimize its post-spin organization. Dow anticipates that a significant portion of the cost reductions will be achieved through reductions in headcount as well as reduced information technology costs, lower professional fees and contractor services expenses, corporate facilities and office space reductions, and the right-sizing of other corporate activities. Historical Dow management currently expects, based on identified initiatives and available mitigation actions, that Dow will be able to eliminate more than half of these stranded costs, and continues to work to identify further actions to remove the remaining costs from Dow’s cost structure.

One-time transaction-related costs incurred prior to, or concurrent with, the closing of the Merger and the expected distribution and receipt transactions are not included in the pro forma statements of income. The pro forma financial statements do not reflect restructuring or integration activities or other costs following the separation, distribution and receipt transactions that may be incurred to achieve cost or growth synergies of Dow. As no assurance can be made that these costs will be incurred or the growth synergies will be achieved, no adjustment has been made.

Dow will incur certain nonrecurring third-party costs related to the separation, distribution and receipt transactions. Such nonrecurring amounts will include financial advisory, information technology, legal, accounting, consulting and other professional advisory fees and other transaction-related costs that will not be capitalized. The pro forma statements of income do not reflect these nonrecurring expenses.

Dow NewCo and/or certain of its subsidiaries intend to enter into various manufacturing, supply and service related agreements with DowDuPont and Corteva in connection with the separation (see the section entitled “Dow’s Relationship with New DuPont and Corteva Following the Distribution—Other Agreements”). These agreements will provide for different pricing than the historical intercompany and intracompany practices of Historical Dow and Historical DuPont. Dow has not yet finalized all of the terms of these agreements, however these agreements are expected to be executed immediately before the distribution date. Because the terms of these agreements have not been finalized, the financial impact has not been included in the pro form financial statements that follow. Based on current negotiations, the expected financial impact of these agreements is an increase in “Net sales” of approximately $200 million to $225 million with a favorable impact to “Income before income taxes” of approximately $65 million to $80 million not already reflected in the pro forma statements of income for the year ended December 31, 2018 (see Note 3 (B)).

DOW

UNAUDITED PRO FORMA COMBINED BALANCE SHEET

AS OF DECEMBER 31, 2018

(In millions)

	Historical Dow	Distribution of Dow AgCo and Dow SpecCo	Receipt of ECP	Pro Forma Adj.	Note 2 Ref.	Dow Pro Forma
Assets
Current assets
Cash and cash equivalents	$2,669	$–	$55	$2,024	A	$4,748
Marketable securities	100	–	–	–		100
Accounts and notes receivable:
Trade, net	8,246	(2,765)	196	–		5,677
Other	4,136	(773)	1	63	B	3,427
Inventories	9,260	(2,822)	466	–		6,904
Other current assets	852	(151)	16	–		717
Total current assets	25,263	(6,511)	734	2,087		21,573
Investments
Investments in nonconsolidated affiliates	3,823	(616)	108	–		3,315
Other investments	2,648	(2)	–	–		2,646
Noncurrent receivables	394	(36)	–	–		358
Total investments	6,865	(654)	108	–		6,319
Property
Property	61,437	(8,351)	942	–		54,028
Less accumulated depreciation	37,775	(5,339)	155	–		32,591
Net property	23,662	(3,012)	787	–		21,437
Other assets
Goodwill	13,848	(7,590)	3,588	–		9,846
Other intangible assets, net	4,913	(1,830)	1,143	–		4,226
Deferred income tax assets	2,031	(234)	13	378	C	2,188
Deferred charges and other assets	796	(61)	–	–		735
Total other assets	21,588	(9,715)	4,744	378		16,995
Total Assets	$77,378	$(19,892)	$6,373	$2,465		$66,324
Liabilities and Equity
Current liabilities
Notes payable	$305	$(7)	$–	$–		$298
Long-term debt due within one year	340	(4)	2	–		338
Accounts payable:
Trade	5,378	(1,117)	214	–		4,475
Other	3,330	(869)	–	–		2,461
Income taxes payable	791	(234)	–	–		557
Accrued and other current liabilities	3,611	(715)	36	–		2,932
Total current liabilities	13,755	(2,946)	252	–		11,061
Long-Term Debt	19,254	(5)	6	–		19,255
Other Noncurrent Liabilities
Deferred income tax liabilities	664	(568)	432	378	C	906
Pension and other postretirement benefits -noncurrent	9,226	(292)	10	–		8,944
Asbestos-related liabilities - noncurrent	1,142	–	–	–		1,142
Other noncurrent obligations	5,368	(661)	2	–		4,709
Total other noncurrent liabilities	16,400	(1,521)	444	378		15,701
Stockholders’ Equity
Common stock	–	–	–	–		–
Additional paid-in capital	7,042	–	–	2,087	A/B	9,129
Retained earnings	29,808	(15,966)	5,671	–		19,513
Accumulated other comprehensive loss	(9,885)	815	–	–		(9,070)
Unearned ESOP shares	(134)	–	–	–		(134)
Dow stockholders’ equity	26,831	(15,151)	5,671	2,087		19,438
Noncontrolling interests	1,138	(269)	–	–		869
Total equity	27,969	(15,420)	5,671	2,087		20,307
Total Liabilities and Equity	$77,378	$(19,892)	$6,373	$2,465		$66,324

See Notes to the Unaudited Pro Forma Combined Financial Statements

DOW

UNAUDITED PRO FORMA COMBINED STATEMENT OF INCOME

FOR THE YEAR ENDED DECEMBER 31, 2018

(In millions, except per share amounts)

	Historical Dow	Distribution of Dow AgCo and Dow SpecCo	Receipt of ECP	Pro Forma Adj.	Note 3 Ref.	Dow Pro Forma
Net sales	$60,278	$(12,431)	$1,709	$141	B/F	$49,697
Cost of sales	47,705	(7,910)	1,231	141	B/F	41,167
Research and development expenses	1,536	(761)	23	–		798
Selling, general and administrative expenses	2,846	(1,095)	43	–		1,794
Amortization of intangibles	622	(249)	96	–		469
Restructuring, goodwill impairment and asset related charges — net	620	(411)	12	(23)	A	198
Integration and separation costs	1,044	–	135	(105)	A	1,074
Equity in earnings of nonconsolidated affiliates	950	(400)	5	–		555
Sundry income (expense) — net	181	(13)	10	–		178
Interest expense and amortization of debt discount	1,118	(56)	–	–		1,062
Income before income taxes	5,918	(2,362)	184	128		3,868
Provision for income taxes	1,285	(515)	35	29	G	834
Net income (loss)	4,633	(1,847)	149	99		3,034
Net income (loss) attributable to noncontrolling interests	134	(32)	–	–		102
Net Income (Loss) Available for Dow Common Stockholder	$4,499	$(1,815)	$149	$99		$2,932
Unaudited pro forma earnings per common share:
Basic						$3.93
Diluted						$3.93
Average number of shares used in calculating unaudited pro forma earnings per common share:
Basic					H	746.5
Diluted					H	746.5

See Notes to the Unaudited Pro Forma Combined Financial Statements

NOTES TO THE UNAUDITED PRO FORMA COMBINED FINANCIAL STATEMENTS

1. Basis of Pro Forma Presentation

The accompanying unaudited pro forma financial statements for Dow were prepared in accordance with Article 11 of Regulation S-X and are based on the consolidated financial information of Historical Dow. The consolidated financial information has been adjusted in the accompanying pro forma financial statements to give effect to pro forma events that are (i) directly attributable to the Merger, Internal Reorganization and Business Realignment, separation, distribution and other related transactions, (ii) factually supportable, and (iii) with respect to the pro forma statements of income, expected to have a continuing impact on the consolidated results.

Dow will account for the separation and distribution of Dow AgCo and Dow SpecCo and Dow’s receipt of ECP as transactions between entities under common control of their parent company, DowDuPont. Dow expects to present Dow AgCo and Dow SpecCo as discontinued operations upon distribution based on the guidance in ASC 205-20. Discontinued operations presentation involves removing the results of the discontinued businesses from the financial statements on a line-by-line basis and presenting the net results as “Income (Loss) from discontinued operations, net of tax.” Since the distribution of Dow AgCo and Dow SpecCo are not reflected in the consolidated financial statements of Historical Dow, those transactions will be reflected for the purpose of pro forma financial statements.

The pro forma financial statements have been adjusted to reflect the receipt of ECP as if it had been consummated on January 1, 2017. The receipt of ECP will be treated as a common control transaction in accordance with accounting principles generally accepted in the United States (“U.S. GAAP”) from the closing of the Merger on August 31, 2017.

The presentation of the distribution of Dow AgCo and Dow SpecCo and the receipt of ECP represents management’s best estimate of Dow’s retrospectively adjusted historical financial statements. These estimates are preliminary and actual results could differ from these estimates.

2. Adjustments to Pro Forma Combined Balance Sheet

Explanations of the adjustments to the pro forma combined balance sheet are as follows:

A.	Reflects the expected cash contribution from DowDuPont of $2,024 million.

B.	Reflects a $63 million receivable from Corteva related to an indemnification outlined in the Separation Agreement.

C.	Reflects a $378 million impact on deferred tax assets and deferred tax liabilities from jurisdictional netting.

3. Adjustments to Pro Forma Combined Statements of Income

Explanations of the adjustments to the pro forma statements of income are as follows:

A.

Represents the elimination of one-time transaction costs directly attributable to the Merger and distribution transactions of $128 million for the year ended December 31, 2018 and $1,042 million for the year ended December 31, 2017.

These amounts include financial advisory fees, outside legal, accounting and professional consultancy fees, and other transaction-related costs ($105 million for the year ended December 31, 2018 and $150 million for the year ended December 31, 2017). In addition, the values include costs related to change in control provisions that were triggered in connection with the Merger, as described below.

The provisions of a U.S. non-qualified pension plan required the payment of plan obligations to certain participants upon a change in control of Historical Dow, which occurred at the time of the Merger. Certain participants could elect to receive a lump-sum payment or could direct Historical Dow to purchase an annuity on their behalf using the after-tax proceeds of the lump sum. In addition to this lump-sum amount, Historical Dow also paid $205 million for income and payroll taxes for participants electing the annuity option, of which $201 million was included in “Cost of sales” and $4 million was included in “Selling, general and administrative expenses.” Historical Dow recorded a settlement charge of $687 million associated with the payout, which was included in “Sundry income (expense) - net” for the year ended December 31, 2017.

Historical Dow also incurred severance of $23 million for the year ended December 31, 2018 under certain employee agreements due to the change in control of Historical Dow that occurred at the time of the Merger.

B.

Reflects the reclassification of $242 million for the year ended December 31, 2018 and $218 million for the year ended December 31, 2017 of Historical Dow’s sale of certain products to Dow AgCo and Dow SpecCo. Prior to the separation and distribution, Historical Dow sold these products to Dow AgCo and Dow SpecCo on an intracompany or intercompany basis. Pursuant to the terms of supply agreements, after the distribution Dow will reflect the sale of these products as trade sales in its consolidated statements of income.

C.

As a condition of the EC’s regulatory approval of the Merger, Historical Dow divested its global Ethylene Acrylic Acid (“EAA”) copolymers and ionomers business to SK Global Chemical Co., Ltd. (collectively, the “Dow Divested Assets”) on September 1, 2017. The pro forma statements of income give effect to the elimination of “Net sales” ($90 million), “Cost of sales” ($59 million) and “Sundry income (expense) - net” (pretax gain of $227 million) related to the Dow Divested Assets for the year ended December 31, 2017.

D.	Reflects the removal of cost of sales of $120 million for the year ended December 31, 2017 related to the amortization of ECP’s inventory step-up recognized in connection with the Merger.

E.

Reflects additional depreciation of $43 million ($42 million in “Cost of sales” and $1 million in “Research and development expenses”) and additional amortization of intangibles of $64 million for the period January 1, 2017—August 31, 2017 related to the step-up in basis of property and intangibles assets in connection with the Merger.

F.

Reflects the elimination of sales between Dow and ECP of $101 million for the year ended December 31, 2018 and $33 million for the year ended December 31, 2017 that will be treated as intercompany sales after the receipt of ECP.

G.

Represents the income tax effect of the pro forma adjustments related to the transactions calculated using statutory tax rates by jurisdiction, resulting in a tax rate of 22.5 percent in 2018 and 37.5 percent in 2017. Management believes the tax rate provides a reasonable basis for the pro forma adjustments, however, the effective tax rate of Dow could be significantly different depending on the mix of activities.

H.

Reflects the number of common shares expected to be outstanding upon completion of the distribution. As of the distribution date, Historical Dow equity will be exchanged to reflect the distribution of shares of Dow common stock to DowDuPont stockholders at a distribution ratio of one share of Dow common stock for every three shares of DowDuPont common stock.

The following table identifies each of the above pro forma adjustments by income statement line and provides a reconciliation of such amounts to the total amount appearing in the column “Pro Forma Adj.” in the pro forma income statement for the years ended December 31, 2018 and 2017 (see Note 4):

In millions	Note Ref.	Dec 31, 2018	Dec 31, 2017
Net sales
	B	$242	$218
	C	-	(90)
	F	(101)	(33)
		$141	$95
Cost of sales
	A	$-	$(201)
	B	242	218
	C	-	(59)
	D	-	(120)
	E	-	42
	F	(101)	(33)
		$141	$(153)
Research and development expenses
	E	$-	$1
Selling, general and administrative expenses
	A	$-	$(4)
Sundry income (expense)—net
	A	$-	$687
	C	-	(227)
		$-	$460

4. Dow AgCo and Dow SpecCo Distribution

The pro forma financial statements have been adjusted to reflect the distribution of Dow AgCo and Dow SpecCo, which is expected to be treated as discontinued operations upon distribution (“Discontinued Operations Basis”). Pro forma combined statements of income have been provided within this Note for the year ended December 31, 2017 (on a Pro Forma Basis) and the year ended December 31, 2016 (on a Discontinued Operations Basis), to provide pro forma presentation of the distribution for three years, consistent with the requirements of ASC 205-20.

The following pro forma combined statements of income do not reflect what Dow’s result of operations would have been on a standalone basis and are not necessarily indicative of Dow’s future results of operations.

The information in the distribution column in the pro forma combined statements of income was prepared based on Historical Dow’s audited financial statements for the years ended December 31, 2017 and 2016, and only includes costs that are directly attributable to the operating results of Dow AgCo and Dow SpecCo.

DOW

UNAUDITED PRO FORMA COMBINED STATEMENT OF INCOME

FOR THE YEAR ENDED DECEMBER 31, 2017

(In millions, except per share amounts)

	Historical Dow[1], 2	Distribution of Dow AgCo and Dow SpecCo	Receipt of ECP	Pro Forma Adj.	Note 3 Ref.[3]	Dow Pro Forma[4]
Net sales	$55,508	$(12,558)	$1,727	$95	B/C/F	$44,772
Cost of sales	43,612	(7,989)	1,244	(153)	A/B/C/D/ E/F	36,714
Research and development expenses	1,648	(854)	23	1	E	818
Selling, general and administrative expenses	2,920	(1,130)	60	(4)	A	1,846
Amortization of intangibles	624	(255)	32	64	E	465
Restructuring, goodwill impairment and asset related charges — net	3,100	(376)	18	–		2,742
Integration and separation costs	786	(18)	98	(150)	A	716
Equity in earnings of nonconsolidated affiliates	762	(372)	8	–		398
Sundry income (expense) — net	195	(285)	18	460	A/C	388
Interest expense and amortization of debt discount	976	(61)	–	–		915
Income before income taxes	2,799	(2,532)	278	797		1,342
Provision for income taxes	2,204	(641)	64	295	G	1,922
Net income (loss)	595	(1,891)	214	502		(580)
Net income (loss) attributable to noncontrolling interests	129	(28)	–	–		101
Net Income (Loss) Available for Dow Common Stockholder	$466	$(1,863)	$214	$502		$(681)
Unaudited pro forma loss per common share:
Basic						$(0.93)
Diluted						$(0.93)
Average number of shares used in calculating unaudited pro forma loss per common share:
Basic					H	744.1
Diluted					H	744.1
[1]	Historical Dow values have been updated to reflect changes made in the Historical Dow 2018 Form 10-K.
[2]

The pretax results for 2017 were negatively impacted by net $4,300 million of unusual and nonrecurring items, including: $3,101 million charge for restructuring, goodwill impairment and asset related charges; an $892 million charge for settlement costs related to benefit plan obligations; a $541 million charge for integration and separation costs; a $469 million charge related to the Bayer CropScience arbitration matter; and, a $303 million charge related to transaction and productivity actions which were partially offset by a $635 million gain related to the sale of Dow AgroSciences’ corn seed business in Brazil; a $227 million gain related to the sale of Historical Dow’s Ethylene Acrylic Acid business; $137 million gain related to a patent infringement matter with Nova Chemicals Corporation; and, a $7 million gain for a post-closing adjustment related to the split-off of Dow’s chlorine value chain.

[3]	See Note 3 for an explanation and tabulation of pro forma adjustments.
[4]

The pretax results for 2017 were negatively impacted by net $3,372 million of unusual and nonrecurring items, including: $137 million gain related to a patent infringement matter with Nova Chemicals Corporation; $2,742 million charge for restructuring, goodwill impairment and asset-related charges; $716 million charge for integration and separation costs; $58 million charge related to transaction and productivity actions; and a $7 million gain for a post-closing adjustment related to the split-off of Dow’s chlorine value chain.

DOW

UNAUDITED PRO FORMA COMBINED STATEMENT OF INCOME

FOR THE YEAR ENDED DECEMBER 31, 2016

(In millions, except per share amounts)

	Historical Dow [1], 2	Distribution of Dow AgCo and Dow SpecCo	Dow Adjusted [3]
Net sales	$48,158	$(11,897)	$36,261
Cost of sales	37,668	(7,612)	30,056
Research and development expenses	1,593	(848)	745
Selling, general and administrative expenses	2,953	(1,140)	1,813
Amortization of intangibles	544	(228)	316
Restructuring and asset related charges - net	595	(16)	579
Integration and separation costs	349	–	349
Asbestos-related charge	1,113	–	1,113
Equity in earnings of nonconsolidated affiliates	442	(254)	188
Sundry income (expense) - net	1,486	(893)	593
Interest expense and amortization of debt discount	858	(31)	827
Income before income taxes	4,413	(3,169)	1,244
Provision (credit) for income taxes	9	(232)	(223)
Net income	4,404	(2,937)	1,467
Net income attributable to noncontrolling interests	86	(33)	53
Net income attributable to Dow	4,318	(2,904)	1,414
Preferred stock dividends	340	–	340

Net Income Available for Dow Common Stockholder	$3,978	$(2,904)	$1,074
Unaudited pro forma earnings per common share:
Basic	$3.57		$1.56
Diluted	$3.52		$1.54
Average number of shares used in calculating unaudited pro forma earnings per common share:
Basic	1,108.1		681.0
Diluted	1,123.2		690.2
[1]	Historical Dow values have been updated to reflect changes made in the Historical Dow 2018 Form 10-K.
[2]

The pretax results for 2016 were negatively impacted by net $1,782 million of unusual and nonrecurring items including: $1,235 million related to the urethane matters legal settlements; $1,113 million of asbestos-related charges; a $2,106 million favorable impact from the Dow Silicones ownership restructure; $454 million of restructuring and asset-related charges; $544 million of transactions and productivity costs and a net unfavorable $542 million of other unusual and nonrecurring items.

[3]

The pretax results for 2016 were negatively impacted by net $2,492 million of unusual and nonrecurring items, including: $1,389 million gain related to the Dow Silicones ownership restructure; $1,235 million charge related to the urethane matters legal settlements; $1,113 million of asbestos-related charges; $599 million of restructuring and asset-related charges; $349 million of integration and separation costs; $295 million of environmental charges; $195 million of transaction and productivity costs; $117 million charge for the termination of a terminal use agreement; and, $22 million gain related to other items.

5. Earnings (Loss) Per Share

2018

Pro forma net income available for Dow common stockholder is used as the numerator for basic and diluted pro forma earnings per share in 2018.

The number of shares of Dow common stock used to compute the unaudited pro forma earnings per common share-basic is based on DowDuPont common shares outstanding at February 28, 2019, adjusted for the distribution ratio of one share of Dow common stock for every three shares of DowDuPont common stock.

There is no dilutive effect for the year ended December 31, 2018 as Historical Dow did not engage in activities giving rise to dilution. As a result, this calculation may not be indicative of the dilutive effect that will actually result from Dow’s stock-based compensation awards issued in connection with the adjustment of outstanding DowDuPont stock-based compensation awards as a result of the distribution, or the grant of new stock-based compensation awards. The number of dilutive shares of common stock underlying Dow’s stock-based compensation awards issued in connection with the adjustment of outstanding DowDuPont stock-based compensation awards will not be determined until the distribution date or shortly thereafter.

Share Count Information (Shares in millions)	Dec 31, 2018
DowDuPont common shares outstanding [1]	2,239.6

Distribution ratio	1:3
Dow common shares outstanding—basic	746.5

Dilutive effect [2]	N/A
Dow common shares outstanding—diluted	746.5

[1] Based on 2,245.9 million DowDuPont common shares outstanding at February 28, 2019, less 6.3 million ESOP shares that had not been released and were not considered outstanding.

[2] There is no dilutive effect for the year ended December 31, 2018 as Historical Dow did not engage in activities giving rise to dilution.

2017

The table below contains a reconciliation of the numerator for basic and diluted pro forma loss per share.

Pro Forma Net Loss for Loss Per Share	Dec 31, 2017

Net loss available for Dow common stockholder	$(681)

Less: Net income attributable to participating securities	8

Net loss attributable to Dow common stockholder	$(689)

The number of shares of Dow common stock used to compute the unaudited pro forma loss per common share-basic for the post-Merger period is based on the estimated DowDuPont common shares outstanding at February 28, 2019, adjusted for the distribution ratio. The resulting number of shares is further adjusted for the effect of Historical Dow basic common shares outstanding during the pre-Merger period.

Share Count Information
(Shares in millions)	Dec 31, 2017
Post-Merger period Dow common shares outstanding—basic [1]	746.5
Adjustment for pre-Merger Historical Dow common shares outstanding—basic [2]	(2.4)
Dow common shares outstanding—basic	744.1
Dilutive effect [3]	N/A
Dow common shares outstanding—diluted	744.1
[1]	Calculated using the same method for 2018.
[2]	Adjustment for the pre-Merger Historical Dow common shares outstanding and the weighting of share counts between pre- and post-Merger periods.
[3]	As 2017 pro forma results reflected a net loss, the basic share count was used for purposes of calculating pro forma loss per common share on a diluted basis.

2016

The table below contains a reconciliation of the numerator for basic and diluted pro forma earnings per share.

Pro Forma Net Income for Earnings Per Share	Dec 31, 2016
Net Income available for Dow common stockholder	$1,074
Less: Net income attributable to participating securities	14
Net income attributable to Dow common stockholder	$1,060

The number of shares of Dow common stock used to compute the unaudited pro forma earnings per common share-basic is based on Historical Dow weighted average common shares outstanding, adjusted for a conversion factor used to present Historical Dow shares on a basis that is equivalent to the estimated April 1, 2019 distribution date share count.

Conversion Factor

(Shares in millions)
Estimated Dow common shares outstanding at distribution [1]	746.5
Divided by: Historical Dow common shares outstanding prior to Merger [2]	1,214.8
Conversion factor	0.6145

Share Count Information (Shares in millions)	Dec 31, 2016
Historical Dow common shares outstanding—basic	1,108.1
Conversion factor	0.6145
Dow common shares outstanding—basic	681.0
Historical Dow common shares outstanding—diluted	1,123.2
Conversion factor	0.6145
Dow common shares outstanding—diluted	690.2
[1]	Calculated using the same method for 2018.
[2]

Reflects 1,225.3 million Historical Dow common shares outstanding immediately prior to the effective time of the Merger, less 10.5 million ESOP shares that had not been released and were not considered outstanding.

THE BUSINESS

Dow NewCo was formed on August 30, 2018 to serve as a holding company for Dow. Dow will continue to be headquartered in Midland, Michigan. Dow combines science and technology to develop materials science solutions that are essential to human progress. Dow’s ambition is to be the most innovative, customer-centric, inclusive and sustainable materials science company in the world. Following the separation, Dow will employ its leading product portfolios and technology platforms, broad geographic reach and operational scale to deliver differentiated products and solutions to thousands of customers through a focused business portfolio primarily aligned with three consumer-driven market verticals: consumer care, infrastructure and packaging. Dow’s products will be manufactured at 113 sites in 31 countries around the world. In 2018, on a pro forma basis, Dow employed approximately 38,000 people and delivered pro forma net sales of $49.7 billion, pro forma net income of $3.0 billion, pro forma Operating EBIT of $6.2 billion and pro forma Operating EBITDA of $9.1 billion. See the sections entitled “Unaudited Pro Forma Combined Financial Information” and “Supplemental Pro Forma Segment Results for Dow” for additional information, including a reconciliation of pro forma net income to pro forma Operating EBIT and pro forma Operating EBITDA.

In connection with the separation, DowDuPont will undertake the Internal Reorganization and Business Realignment such that, at the time of the distribution, Dow NewCo will hold DowDuPont’s materials science business, which will be comprised of DowDuPont’s Performance Materials & Coatings, Industrial Intermediates & Infrastructure and Packaging & Specialty Plastics segments. Consequently, the assets and liabilities related to Historical DuPont’s ethylene and ethylene copolymers businesses (other than its ethylene acrylic elastomers business) will be transferred to Dow, but Dow will no longer hold the Historical Dow agricultural sciences business or its legacy businesses that are aligned with DowDuPont’s specialty products division. See the sections entitled “Merger, Intended Separations, Reorganization and Financial Statement Presentation—Internal Reorganization” and “Dow’s Relationship with New DuPont and Corteva Following the Distribution—Separation Agreement.”

The discussion in this section primarily relates to the business of Dow as it will be constituted and its business is expected to be operated following the separation and distribution. Consequently, except as otherwise indicated, the discussion of Dow’s business in this section assumes that the Internal Reorganization and Business Realignment and the other transactions being undertaken in connection with the separation and distribution have been completed and that Dow holds only the materials science business of DowDuPont. As a result, unless otherwise indicated, references to Dow’s current or historical business, operations, products or activities refer to such information on a pro forma basis after giving effect to such transactions. See the sections entitled “Merger, Intended Separations, Reorganization and Financial Statement Presentation—Internal Reorganization” and “Unaudited Pro Forma Combined Financial Information.” Notwithstanding this, Dow has also included for context and comparison purposes certain discussion of the legacy business and operations of Historical Dow. Such discussion generally refers to “Historical Dow.”

Dow’s Strategy

Dow strives to be the most innovative, customer-centric, inclusive and sustainable materials science company in the world – one that is driven by world-class talent and enabled by leading products and technologies.

Dow pursues this ambition with industry-leading materials science capabilities and competitive cost positions applied to three attractive markets: consumer care, infrastructure and packaging. These sectors have strong consumer-driven demand trends, including: urbanization; growing middle-class populations, particularly in the emerging world; increasing demand for sustainable solutions that support a circular economy and lower energy intensity; and shifting value chain interactions that are driving demands for digital business models and sharper data insights.

Dow’s goal is to deliver profitable growth over the long-term by aligning its actions to a core set of strategic priorities:

•

Maintain and improve Dow’s leadership positions in attractive growth markets where Dow’s leading materials science expertise, unparalleled global reach and customer and value chain understanding is recognized and rewarded;

•

Focus on innovation and capitalizing on growth and value-add materials science opportunities between Dow’s technology platforms by leveraging Dow’s leading R&D and process technology capabilities to quickly adapt and innovate for the benefit of Dow’s customers and value chain partners through developing new and next generation products, formulations and novel solutions;

•	Maintain Dow’s foundation of operational excellence, exemplified by Dow’s long-standing hallmark performance in safe, reliable, and sustainable operations;

•

Exercise disciplined resource and capital allocation, focused on maintaining our leadership positions, driving profitable growth and improving return on invested capital. This includes a near-term focus on incremental, less capital intensive and fast payback investments that continue to drive organic growth and enhance Dow’s asset flexibility, reliability and efficiency, without sacrificing Dow’s ability to evaluate the best long-term growth opportunities;

•

Drive continuous productivity, creating efficiency gains in Dow’s manufacturing and corporate operations in order to enhance Dow’s cost positions, increase throughput and maintain a streamlined corporate infrastructure, in part driven by integrating digitalization across our operations, businesses and work processes;

•	Disciplined portfolio management that continually assesses whether Dow’s portfolio is optimized to fit the company’s strategy and priorities based on return and competitive position criteria;

•

Commitment to sustainability in Dow’s products, operations and supply chains, which includes a continuation of Dow’s global industry leadership in transparency of sustainability reporting and goal setting; and

•	A fully inclusive organization that seeks to enhance Dow’s employee and customer experiences and strengthen Dow’s understanding of the communities it serves.

In summary, Dow expects its strategy to further deepen its position as the industry’s leading materials science company and enhance the vitality of Dow’s customer relationships and the value Dow’s customers’ place on its product solutions—leading to higher returns on invested capital, increasing free cash flow (cash flows from operating activities less capital expenditures) and enhanced stockholder value.

Dow’s Competitive Strengths

Over its more than 120 years of history, Dow has set itself apart with a number of competitive strengths that each support its strategic pillars and highlight how Dow is positioned to win with customers and in its core market verticals.

Best-in-Class Manufacturing Scale, Global Reach and Value Chain Knowledge

Dow produces products at 113 manufacturing sites in 31 countries around the world, utilizing proprietary technologies to deliver differentiated solutions for its customers. Dow’s manufacturing footprint has a hallmark reputation for sustainability and safe, reliable operations. In addition, Dow’s assets are known for their low-cost structure, flexibility and vertical integration. A significant portion of Dow’s assets are based in low-cost regions around the world, including the U.S. Gulf Coast, Canada, Argentina and the Middle East. In other regions, such as Europe, Dow’s feedstock infrastructure and flexibility and asset scale give Dow unique upstream cost advantages over other competitors in the same region. Additionally, co-located sites across value chains provide a greater ability to optimize asset utilization and lower cost. This vertical integration model yields several benefits, including increased security of raw material supply, captive demand and superior supply chain management.

Today Dow manufactures products spanning more than 3,500 product families. With customers in approximately 160 countries, Dow’s global reach is unparalleled in the industry. As a result of its vast manufacturing footprint, Dow has a sophisticated integrated supply chain network that ensures the highest level of efficiency and performance, from demand planning to order fulfillment, and employs the use of data analytics, “smart” sensors and other digital-based technologies to improve reliability and safety in-transit. Dow’s supply chain organization operates globally across the end-to-end value chain to deliver a world-class experience to thousands of customers.

Moving forward, Dow expects to continue its focus on maximizing production capabilities through investments in efficiency enhancements and reliability. Additionally, Dow will continue to identify areas for cost-cutting opportunities, including management structure delayering, facility rationalizations and removal of duplicate corporate structures in businesses, functions and geographies. Dow sees the next step-change in performance coming from greater digitalization and automation of its sites, including: smart sensor technology; predictive maintenance monitoring; and robotics that eliminate the need for humans to perform inspections, elevated work, and other tasks with higher risk to personnel. Dow expects this digitalization approach to not only drive safety improvements, but also drive a lower cost-to-serve through productivity gains and enhanced reliability.

Leading Global Market Positions in Growing, Consumer-Driven End Markets

Dow has leading global market positions in the product chains and core market verticals where it participates, and Dow intends to continue building on those positions for the benefit of its customers and stockholders. Dow’s strategy of focusing on three core end-markets—consumer care, infrastructure and packaging—is a reflection of existing and substantial presence and global leadership position in these fast growing sectors. These market verticals represent growing, attractive sectors that are linked with consumer-driven trends, including: urbanization; growing middle-class populations, particularly in the emerging world; increasing demand for sustainable solutions that support a circular economy and lower energy intensity; and shifting value chain interactions that are driving demands for digital business models and sharper data insights.

In Performance Materials & Coatings, Dow provides innovative solutions to meet the needs of the coatings, home care, personal care, appliance and industrial end-markets through acrylics-, cellulosics- and silicone-based technology platforms that deliver attributes such as texture, feel, scent, durability and consistency. Dow is a leading coatings raw materials supplier, serving the global architectural and industrial coatings sectors with leading positions in acrylic binders, opaque polymers, rheology modifiers and polyacid/carboxylate dispersants. The business also has substantial raw material integration through its comprehensive monomers portfolio—Dow is a leading producer of acrylic and methacrylic monomers, which are critical building blocks for downstream coatings applications. Dow is also the world’s leading silicones producer, with broad chemistry toolkits and R&D capabilities, large scale and a diverse geographic footprint. The Dow silicones franchise is a low cost producer of siloxanes and has one of the most comprehensive back integrated manufacturing footprints in the industry. Dow’s upstream siloxanes assets are back integrated into key building blocks, including silicon metal. The silicones business provides solutions for a wide range of market sectors, including non-residential construction; pressure sensitive release liners for use in labeling, sealing and packaging; and silicone elastomers.

In Industrial Intermediates & Infrastructure, Dow supports its customers by developing solutions to enhance quality and comfort, efficiency, product effectiveness and durability in manufacturing processes, infrastructure end-markets and downstream finished goods. Dow is a leading provider of solutions for durable and white goods; adhesives and sealants; and industrial intermediates and additives. Dow achieves this through its position as the world’s largest producer of purified ethylene oxide, propylene oxide, propylene glycol and polyether polyols, and a leading producer of solvents and amines, aromatic isocyanates and fully formulated polyurethane systems, with an extensive global network of world scale back-integrated assets. The Industrial Solutions business has extensive scale and global reach and captures value growth in attractive markets growing above GDP throughout its industry-leading scale, back-integration, operational excellence and digitalization capabilities as well as through joint venture (“JV”) partnerships. The Polyurethanes & CAV business has been a global leader for more than six decades in the development and formulation of differentiated polyols and systems, delivering a broad range of rigid, semi-rigid and flexible foams; sealants; coatings; and binders used in a variety of consumer products and industrial applications; as well as offering key building blocks such as cellulose ethers, redispersible latex powders, silicones and acrylic emulsions for differentiated building and construction materials. These leading positions and the ability to continue to grow with customers, particularly in emerging geographies, are further bolstered by the Sadara Chemical Company (“Sadara”) JV footprint in the Middle East. Sadara is a world-scale complex with 26 production facilities, 14 of which manufacture products never before produced in Saudi Arabia, to serve the needs of the growing middle class and urbanization trends across the Middle East, Africa, Eastern Europe and Asia Pacific.

In Packaging & Specialty Plastics, Dow employs leading process design, catalyst technology, and application development capabilities to deliver differentiated polyethylene, polyolefin elastomer, ethylene propylene diene monomer (“EPDM”), ethylene copolymer and adhesives solutions, providing more reliable and durable, higher performing and more sustainable plastics to customers in key growth markets. Dow is a world leader in food and specialty packaging; industrial and consumer packaging; health and hygiene; caps, closures and pipe applications; consumer durables and infrastructure. Dow maintains its leadership through product differentiation and deep relationships across the value chain, as well as through its position as the largest and one of the most experienced global producers of ethylene and a leading producer of propylene and aromatic products, polyolefin elastomers and EPDM rubber. Dow has further solidified these leadership positions with comprehensive, cost-advantaged growth investments in the U.S. Gulf Coast and through the Sadara JV footprint in the Middle East to service the Americas, Middle East, Africa and Asia Pacific growth, respectively.

Market-Driven Technology and Intellectual Property Enables Materials Science Expertise

The Dow businesses have a long history of delivering market-driven and value-added products and technologies to customers and the end-markets they serve. Dow’s product offerings are enhanced by proprietary technology capabilities, which include: high throughput research; catalyst discovery and development; polymer and materials science; rapid prototyping; and process and engineering development. These capabilities are utilized at state-of-the-art laboratories around the world, which leverage a global set of capabilities and expertise to deliver local solutions.

In 2018, Dow introduced approximately 2,000 new products aligned to Dow’s Performance Materials & Coatings, Industrial Intermediates & Infrastructure and Packaging & Specialty Plastics segments. This robust product pipeline is valued and rewarded by customers—sales from patent-advantaged products typically carry approximately a 1,000 basis-point premium over non-patent advantaged product sales. To protect and further this advantage, Dow has made focused investments in research and development capabilities, including high throughput research, high performance computing, and rapid prototyping, which today allow Dow to quickly translate customers’ problems into viable solutions sets and then rapidly prototype and deliver end-products. Dow’s ability to respond to customer needs faster and in a more targeted way has earned closer partnerships and a seat at the design table throughout its core value chains.

The industry has also continued to acknowledge Dow’s technology leadership with Historical Dow having received several awards and recognitions related to operations, products and technologies in 2018, including:

•

Two Golden Mousetrap Awards from Design News in recognition of EA-4600 LV reactive neutral-cure silicone hot-melt adhesive, which provides key performance improvements relative to incumbents in precision dispensing, durable sealing and adhesion, and for VORAFUSE™ P6300 chemistry for significant processing advantages in composite part manufacturing;

•

Three Ringier Technology Innovation Awards, including the Innovator of the Year honor for Dow’s Packaging and Specialty Plastics business, and technology awards for TF-BOPE (tenter frame biaxially orient polyethylene) film technology and INTUNE™ Polypropylene-based Olefin Block Co-Polymers;

•	Six R&D 100 Awards from R&D Magazine - designed to identify and celebrate the top 100 revolutionary technologies introduced during the past year; and

•

Four Edison Awards for Breakthrough Technologies for EVOLV3D™ Universal Support Material for more environmentally friendly 3D printing; EA-4600 LV Hot Melt RTV Translucent Silicone Technology for precise and rapid assembly of mobile technologies; Dow Performance Silicones Moldable Optical Silicone MS-1002 that enables innovation in automotive lighting; and Blue4est® thermal printing paper with Dow’s ROPAQUE™ NT-2900 Hollow Sphere Pigments.

Going forward, Dow’s technology and development goals will be focused on: continuing new product innovation; manufacturing process improvements to reduce costs; higher overall value-in-use; and hybrid technologies that take advantage of the benefits between technology platforms to deliver unique product properties with superior performance.

Diverse and Deep Customer Relationships with Strong Track Record of Collaboration

Dow’s track record of collaboration and customer knowledge has made Dow the go-to partner in its core end-markets of consumer care, infrastructure and packaging. Dow serves thousands of customers in approximately 160 countries around the world. Many of Dow’s commercial, logistics and industrial relationships have been in place for decades and are based on a proven value proposition of safely and reliably supplying unique products and technologies. Knowledge of customers’ business needs—and the eventual consumers’ needs—is at the core of Dow’s R&D activities. Dow also utilizes numerous digital technologies, from advanced analytics to artificial intelligence, throughout its commercial organization, providing market insights into consumer trends and enabling Dow to better serve customers.

Broad Geographic Footprint, Well-Positioned to Capture Demand Growth

Dow’s strong global presence allows it to serve a broad customer base, providing Dow with geographically diversified revenue and earnings streams. Furthermore, even as the nature of global demand and supply chains change over time, Dow’s broad geographic footprint gives it the flexibility to shift with these dynamics to continue producing products close to the customer. As customers, and the eventual end-market consumers, have increasingly demanded local solutions, Dow has also leveraged its capabilities into the geographies it serves. Dow operates a global commercial and development network that features eight state-of-the-art R&D centers, covering each of the major geographies, with several additional laboratories and technical service centers around the world positioned to meet the growth and product development needs of customers. These centers provide market insights that allow Dow to develop customized local solutions. Including its main manufacturing sites, Dow will have manufacturing facilities and holdings in all geographic regions:

•	Asia Pacific—21 manufacturing facilities in 10 countries

•	Europe, Middle East, Africa and India (“EMEAI”)—38 manufacturing facilities in 15 countries

•	Latin America—18 manufacturing facilities in 4 countries

•	U.S. & Canada—36 manufacturing facilities in 2 countries

Growth is also expected to be accelerated by Dow’s substantial presence in emerging geographies where economic expansion continues to be well ahead of the global average. Some key trends that Dow expects will continue to drive product demand growth in these emerging economies include: urbanization; rising middle class populations and incomes; faster adoption of higher-end products and technologies; and greater demand for more sustainable and responsible product sourcing and end-use products. This emerging region growth is further supported by the Sadara joint venture footprint in the Middle East, which is positioned to serve faster-growing economies in Asia Pacific, Eastern Europe and Africa.

Dow also still maintains substantial positions in the developed world, primarily in the U.S. & Canada and Europe. While growth in these regions is lower than the emerging economies, Dow is uniquely positioned to expand faster as a result of a series of growth investments that are beginning to come online. In the U.S. Gulf Coast, Dow is approaching the full commercialization of a series of growth investments that take advantage of low-cost feedstocks derived from U.S. shale gas and further position Dow to maintain and grow its positions in the Americas. Looking ahead, Dow has already announced a series of “second wave” investments that will bring new downstream increments of capacity online in the U.S., Canada and Europe, enabling above-trend growth to continue into the next decade.

World Class Safety and Reliable Operations

Dow’s commitment to safety and world-leading operations performance is central to its “license to operate” in communities around the world. Dow’s top priority has always been—and will continue to be—protecting human health and the environment, while using resources in a responsible and sustainable manner.

Dow has a long, rich history of proven safety excellence, and it is woven into all that it does—from production sites to offices, from safe driving to the safe transport, use and disposal of products. Dow is a leader in environmental, health and safety performance, characterized by aggressive goals, best practices, proven processes and behaviors that reinforce a strong safety culture.

Dow’s commitment to sustainability extends into the board room as well. For more than 30 years, Historical Dow maintained a voluntary committee of its board of directors focused on environment, health and safety matters and Dow will continue this practice, further underscoring Dow’s long-held commitment to institutionalize a safety and sustainability mindset throughout the organization.

Historical Dow’s commitment to safe and reliable operations, which will be continued by Dow, is reflected in numerous awards and industry recognition that Historical Dow received in 2018, including:

•	Four American Chemistry Council (ACC) Responsible Care Awards for leadership in energy efficiency; product safety; waste minimization, reuse and recycling; and facility safety;

•

Three Manufacturing STEP Awards from the Manufacturing Institute, which highlight the achievements of women in manufacturing who have demonstrated excellence and leadership in their companies and communities; and

•

Four Manufacturing Leadership Awards from the Manufacturing Leadership Council - a division of the National Association of Manufacturers - which highlight leadership across a wide variety of domains, including sustainability, operational excellence, innovation, supply chain management, analytics and digitalization.

Commitment to Advancing Sustainability

Dow is also a leader in advancing a clear and transparent sustainability strategy and set of metrics. Sustainability is an inherent part of Dow’s long-term value proposition, and it guides the decisions made to drive responsible behaviors, bottom-line financial benefits and benefits to the communities in which Dow operates. Dow has long been—and remains—committed to applying science and engineering expertise to create sustainable solutions to some of the world’s greatest challenges such as the need for fresh food, more durable infrastructure, energy efficiency, and more sustainable and better performing consumer products. Dow is continuing to reduce its own footprint; deliver ever-increasing value to customers and society through its handprint of products and solutions; and lead in developing blueprints for a sustainable planet and society.

In 1995, Historical Dow launched its first 10-year Environment, Health and Safety (“EH&S”) Goals, an ambitious plan that established Dow as a leader in transparently disclosing targets and progress against them. Historical Dow set the bar even higher with the introduction of its 2015 Sustainability Goals. This ambitious set of goals focused efforts on strengthening relationships in the communities where Historical Dow operated, continuing to improve product stewardship and innovation to solve some of the world’s most pressing problems and reducing Dow’s global footprint. In April 2015, Historical Dow established the 2025 Sustainability Goals, its third generation of 10-year sustainability goals, which were developed in parallel with the United Nations Sustainable Development Goals and are designed to redefine the role of business in society. Historical Dow also actively participated on the Financial Stability Board’s Task Force on Climate-Related Financial Disclosures.

Historical Dow’s sustainability leadership, which Dow intends to continue, is reflected in several industry recognitions that DowDuPont received in 2018, including:

•

Named to the FTSE4Good Index Series, which was created by the global index provider, FTSE Russell, and is designed to measure the performance of companies demonstrating strong Environmental, Social and Governance (ESG) practices;

•	Named to the Dow Jones Sustainability World Index by S&P Dow Jones Indices and RobecoSAM, the investment specialist focused exclusively on sustainability investing; and

•

Named to America’s Most JUST Companies in 2018 by Forbes and JUST Capital, which encompass the 1,000 largest publicly-traded companies in the U.S., and are based on one of the most comprehensive surveys ever conducted on public attitudes toward corporate behavior, involving 9,000 American respondents in 2018 and more than 81,000 over the past four years.

Experienced Management Team with Deep Industry Expertise

Dow has a strong executive management team with proven track records and decades of demonstrated leadership at the company.

Jim Fitterling, who will serve as Dow’s Chief Executive Officer following the distribution, is currently the Chief Executive Officer of TDCC, since July 2018, and the Chief Operating Officer of DowDuPont’s Materials Science Division, since September 2017. He also previously served as president of TDCC since 2016 and chief operating officer of TDCC since 2015 and has served since 2012 as a member of Historical Dow’s most senior executive committee that set the strategic direction, defined priorities, established corporate policy, and managed governance and enterprise-level decisions for Historical Dow. His prior experience includes nearly 35 years in a variety of sales, marketing, supply chain and business leadership positions, including vice president of Dow’s Corporate Development and president of Dow’s Plastics and Hydrocarbons businesses. Mr. Fitterling has been instrumental in leading key strategic investments and portfolio management by Dow, including oversight of $12 billion in growth investments on the U.S. Gulf Coast; the divestiture of Dow’s Styron business to Bain Capital; and the split-off of Dow’s U.S. Gulf Coast Chlor-Alkali and Vinyl, global Chlorinated Organics, and global Epoxy business units to Olin Corporation.

Howard Ungerleider, who will serve as Dow’s President and Chief Financial Officer following the distribution, is currently the Chief Financial Officer of TDCC, since October 2014, and President of TDCC, since July 2018, and the Chief Financial Officer of DowDuPont, since September 2017. He also previously served as vice chairman of TDCC from 2015 to July 2018, where he also served as a member of Historical Dow’s most senior executive committee. He previously held leadership roles including president of Historical Dow’s Performance Plastics division and executive vice president of Historical Dow’s Advanced Materials division. His Dow career has spanned nearly 30 years and a variety of commercial, business, financial, geographic, functional and enterprise-level leadership roles. Mr. Ungerleider had executive oversight for the 2016 ownership restructure and integration of Dow Corning Corporation’s (now known as Dow Silicones Corporation) $6 billion silicones business—previously a 50:50 joint venture—into Historical Dow and the achievement of all financial and operational commitments associated with the transaction.

Amy E. Wilson, who will serve as Dow’s General Counsel and Corporate Secretary following the distribution, is currently the General Counsel of TDCC, since October 2018, and Corporate Secretary of TDCC, since February

2015, as well as the Assistant Corporate Secretary of DowDuPont, since September 2017. Ms. Wilson’s contributions have been integral to Historical Dow’s strategic transformation, providing counseling and leadership to various divisions of Historical Dow’s legal department as well as Board and corporate governance support, including during and subsequent to the Merger with DuPont, the restructuring of Dow Corning Corporation (now known as Dow Silicones Corporation) into Historical Dow and the successful split-off of Dow’s U.S. Gulf Coast Chlor-Alkali and Vinyl, global Chlorinated Organics, and global Epoxy business units to Olin Corporation. During her nearly 20 years with the company, she has held a variety of roles within Historical Dow’s legal department, including providing counsel to the purchasing and human resources division, corporate and financial law section, and to Historical Dow’s Europe Operations during her tenure in Horgen, Switzerland.

See the section entitled “Management—Executive Officers Following the Distribution” for information regarding the individuals who are expected to serve as Dow’s executive officers following the distribution.

Inclusive, Diverse and Aligned Organization

Dow’s team of diverse and talented colleagues is fundamental to its success, and one of the company’s core strengths. Dow aspires to be a leader in inclusion through authenticity, respect and equality, ensuring that the ideals of inclusion and diversity are embedded in everything it does. Dow believes this environment contributes to making Dow a great place to work; enhances employee and customer experiences; and strengthens Dow’s understanding of the communities it serves. Dow believes it is an important contributor to business growth, and is a reflection of the company’s values of integrity and respect for people. Dow also sees inclusion and diversity as a responsibility as a corporate citizen, and as an enabler of the company’s license to operate in its communities.

Dow intends to continue Historical Dow’s practice of measuring and benchmarking culture and employee engagement regularly and taking action on corporate priority areas for improvement. Historical Dow’s commitment to creating a workplace that fosters inclusion, collaboration, safety and well-being for all employees is reflected in the 28 employer awards that the company received in the past year, including:

•	Top 50 in Diversity Inc.’s annual list of best companies for diversity and inclusion management;

•	Disability Equality Index—Dow achieved the highest possible score for the second consecutive year;

•	Human Rights Campaign’s (HRC) “Best Places to Work” for lesbian, gay, bisexual, transgender and queer people—Dow has received this top HRC recognition for 13 consecutive years; and

•

“Top Employer” recognition in Canada, China, Egypt, Germany, Ghana, India, Kenya, Mexico, The Netherlands, Nigeria, Russia, Saudi Arabia, South Africa, Sweden, Switzerland, United Arab Emirates and United States by the Top Employer Institute.

Dow’s Operating Segments

Following the separation and distribution, Dow’s portfolio of six global businesses will be organized into three operating segments: Performance Materials & Coatings, Industrial Intermediates & Infrastructure and Packaging & Specialty Plastics. See the section entitled “Supplemental Pro Forma Segment Results for Dow” for further discussion of Dow’s operating segments.

Performance Materials & Coatings includes industry-leading franchises that deliver a wide array of solutions into consumer and infrastructure end-markets. The segment consists of two global businesses: Coatings & Performance Monomers and Consumer Solutions. These businesses primarily utilize Dow’s acrylics-, cellulosics- and silicone-based technology platforms to serve the needs of the architectural and industrial coatings, home care and personal care end-markets. Both businesses employ materials science capabilities, global reach and unique products and technology to combine chemistry platforms to deliver differentiated offerings to customers.

Coatings & Performance Monomers consists of two businesses: Coating Materials and Performance Monomers. The Coating Materials business makes critical ingredients and additives that help advance the performance of paints and coatings. The business offers innovative and sustainable products to accelerate paint and coatings performance across diverse market segments, including architectural paints and coatings, as well as industrial coatings applications used in maintenance and protective industries, wood, metal packaging, traffic markings, thermal paper and leather. These products enhance coatings by improving hiding and coverage characteristics, enhancing durability against nature and the elements, reducing volatile organic compounds (“VOC”) content, reducing maintenance and improving ease of application. The Performance Monomers business manufactures critical building blocks based on acrylics needed for the production of coatings, textiles, and home and personal care products.

Consumer Solutions consists of three businesses: Performance Silicones; Silicone Feedstocks & Intermediates; and Home & Personal Care. Performance Silicones uses innovative, versatile silicone-based technology to provide ingredients and solutions to customers in high performance building, consumer goods, elastomeric applications and the pressure sensitive adhesives industry that help them meet modern consumer preferences in attributes such as texture, feel, scent, durability and consistency. Dow’s wide array of silicone-based products and solutions enable Dow’s customers to: increase the appeal of their products; extend shelf life; improve performance of products under a wider range of conditions; and provide a more sustainable offering. Silicone Feedstocks & Intermediates provides standalone silicone materials that are used as intermediates in a wide range of applications including adhesion promoters, coupling agents, crosslinking agents, dispersing agents and surface modifiers. The Home & Personal Care business collaborates closely with global and regional brand owners to deliver innovative solutions for creating new and unrivaled consumer benefits and experiences in cleaning, laundry, skin and hair care applications, among others.

	Applications/Market Segments	Major Products	Key Raw Materials	Key Competitors
Coatings & Performance Monomers	Acrylic binders for architectural paints and coatings, industrial coatings and paper; adhesives; dispersants; impact modifiers; inks and paints; opacifiers and surfactants for both architectural and industrial applications; plastics additives; processing aids; protective and functional coatings; rheology modifiers

ACOUSTICRYL™ Liquid-Applied Sound Damping Technology; acrylates; ACRYSOL™ Rheology Modifiers; AVANSE™ Acrylic Binders; EVOQUE™ Pre-Composite Polymer; foam cell promoters; FORMASHIELD™ Acrylic Binder; high-quality impact modifiers; MAINCOTE™ Acrylic Epoxy Hybrid; methacrylates; processing aids; RHOPLEX™ Acrylic Resin; TAMOL™ Dispersants; vinyl acetate monomers; weatherable acrylic capstock compounds for thermoplastic and thermosetting materials

			Acetone, butyl acrylate, methyl methacrylate, propylene, styrene	Arkema, BASF, Celanese, Evonik, LyondellBasell, Nan Ya, Owens-Corning, Wacker Chemie
Consumer Solutions	Personal care, color cosmetics, baby care, home care and specialty applications with a key focus on hair care, skin care, sun care, cleansing, as well as fabric, dish, floor, hard surface and air care applications; commercial glazing; electrical and high-voltage insulation; lamp and luminaire modules assembly; oil and gas; paints and inks; release liners, specialty films and tapes; sporting goods; 3D printing	Adhesives and sealants; antifoams and surfactants; coatings and controlled release; coupling agents and crosslinkers; EVOLV3D™ Printing Technology; fluids, emulsions and dispersions; formulating and processing aids; granulation and binders; oils; polymers and emollients; opacifiers; reagents; resins, gels and powders; rheology modifiers; rubber; silicone elastomers; solubility enhancers; aerospace composites; surfactants and solvents; SILASTIC™ Silicone Elastomers; DOWSIL™ Silicone Products	Hydrochloric acid, methanol, silica, silicon metal	Elkem, Momentive, Shin-Etsu, Wacker Chemie

In 2018, the Performance Materials & Coatings segment achieved pro forma net sales of $9.7 billion and pro forma Operating EBIT of $1.3 billion. See “Supplemental Pro Forma Segment Results for Dow.”

Performance Materials & Coatings 2018 Pro Forma Sales by Global Business	Performance Materials & Coatings 2018 Pro Forma Sales by Geographic Region

Industrial Intermediates & Infrastructure consists of two customer-centric global businesses—Industrial Solutions and Polyurethanes & CAV—that develop important intermediate chemicals that are essential to manufacturing processes, as well as downstream, customized materials and formulations that use advanced development technologies. These businesses primarily produce and market ethylene oxide and propylene oxide derivatives that are aligned to market segments as diverse as appliances, coatings, infrastructure and oil and gas.

The global scale and reach of these businesses, world-class technology and R&D capabilities and materials science expertise enable Dow to be a premier solutions provider offering customers value-add sustainable solutions to enhance comfort, energy efficiency, product effectiveness and durability across a wide range of home comfort and appliances, building and construction, adhesives and lubricant applications, among others.

Industrial Solutions is the world’s largest producer of purified ethylene oxide. It provides a broad portfolio of solutions that address world needs by enabling and improving the manufacture of consumer and industrial goods and services. The business’ solutions minimize friction and heat in mechanical processes, manage the oil and water interface, deliver ingredients for maximum effectiveness, facilitate dissolvability, enable product identification and provide the foundational building blocks for the development of chemical technologies. The business supports manufacturers associated with a large variety of end-markets, notably better crop protection offerings in agriculture, coatings, detergents and cleaners, solvents for electronics processing, inks and textiles.

Polyurethanes & CAV consists of three businesses: Polyurethanes, Chlor-Alkali & Vinyl (“CAV”), and Construction Chemicals (“DCC”). The Polyurethanes business is the world’s largest producer of propylene oxide, propylene glycol and polyether polyols, and a leading producer of aromatic isocyanates and fully formulated polyurethane systems for rigid, semi-rigid and flexible foams, and coatings, adhesives, sealants, elastomers and composites that serve energy efficiency, consumer comfort, industrial and enhanced mobility market sectors. The CAV business provides cost advantaged chlorine and caustic soda supply and markets caustic soda, a valuable co-product of the chlor-alkali manufacturing process, and ethylene dichloride and vinyl chloride monomer. The DCC business provides cellulose ethers, redispersible latex powders, silicones and acrylic emulsions used as key building blocks for differentiated building and construction materials across many market segments and applications ranging from roofing and flooring to gypsum-, cement-, concrete- or dispersion-based building materials.

	Applications/Market Segments	Major Products	Key Raw Materials	Key Competitors
Industrial Solutions	Broad range of products for specialty applications, including agriculture crop protection offerings, aircraft deicing, solvents for coatings, heat transfer fluids for concentrated solar power, construction, solvents for electronics processing, food preservation, fuel markers, home and personal care, infrastructure applications, lubricant additives, paper, transportation and utilities; energy markets including exploration, production, transmission, refining, mining and gas processing to optimize supply, improve efficiencies and manage emissions

Acetone derivatives, butyl glycol ethers, VERSENE™ Chelants, UCAR™ Deicing Fluids, ethanolamines, ethylene oxide, ethyleneamines, UCON™ Fluids, glycol ethers, UCARTHERM™ Heat Transfer Fluids, higher glycols, isopropanolamines, low-VOC solvents, methoxypolyethylene glycol, methyl isobutyl, polyalkylene glycol, CARBOWAX™ SENTRY™ Polyethylene Glycol, TERGITOL™ and TRITON™ Surfactants, demulsifiers, drilling and completion fluids, heat transfer fluids, rheology modifiers, scale inhibitors, shale inhibitors, specialty amine solvents, surfactants, water clarifiers, frothing separating agents

			Ethylene, methanol, propylene	BASF, Eastman, Hexion, Huntsman, INEOS, LyondellBasell, SABIC, Sasol, Shell
Polyurethanes & CAV	Aircraft deicing fluids; alumina; pulp and paper; appliances; automotive; bedding; building and construction; flooring; footwear; heat transfer fluids; hydraulic fluids; infrastructure; packaging; textiles and transportation; construction; caulks and sealants; cement-based tile adhesives; concrete solutions; elastomeric roof coatings; industrial non-wovens; plasters and renders; roof tiles and siding; sport grounds and tape joint compounds	Aniline, caustic soda, ethylene dichloride, methylene diphenyl diisocyanate (“MDI”), polyether polyols, propylene glycol, propylene oxide, polyurethane systems, toluene diisocyanate (“TDI”), vinyl chloride monomer, AQUASET™ Acrylic Thermosetting Resins, DOW™ Latex Powder, RHOPLEX™ and PRIMAL™ Acrylic Emulsion Polymers, WALOCEL™ Cellulose Ethers	Acetone, aniline, aqueous hydrochloric acid, chlorine, electric power, ethylene, hydrogen peroxide, propylene, styrene	Arkema, Ashland, BASF, Covestro, Eastman, Huntsman, INEOS, Olin, Owens-Corning, Yantai Wanhua

This segment also includes a portion of the results of the following joint ventures of Dow:

•

EQUATE Petrochemical Company K.S.C.C. (“EQUATE”)—a Kuwait-based company that manufactures ethylene, polyethylene and ethylene glycol, and manufactures and markets monoethylene glycol, diethylene glycol and polyethylene terephthalate resins and is owned 42.5 percent by Dow.

•	The Kuwait Olefins Company K.S.C.C. (“TKOC”)—a Kuwait-based company that manufactures ethylene and ethylene glycol and is owned 42.5 percent by Dow.

•

Map Ta Phut Olefins Company Limited (“Map Ta Phut”)—a Thailand-based company that manufactures propylene and ethylene and over which Dow has an effective ownership of 32.77 percent (of which 20.27 percent is owned directly by Dow and aligned with the Industrial Intermediates & Infrastructure segment and 12.5 percent is owned indirectly through Dow’s equity interest in Siam Polyethylene Company Limited, an entity that is part of The SCG-Dow Group and aligned with the Packaging & Specialty Plastics segment).

•

Sadara—a Saudi Arabian company that manufactures chlorine, ethylene, propylene and aromatics for internal consumption and manufactures and sells polyethylene, ethylene oxide and propylene oxide derivative products, and isocyanates and is owned 35 percent by Dow.

In 2018, the Industrial Intermediates & Infrastructure segment achieved pro forma net sales of $15.5 billion and pro forma Operating EBIT of $1.9 billion. See “Supplemental Pro Forma Segment Results for Dow.”

Industrial Intermediates & Infrastructure 2018 Pro Forma Sales by Global Business	Industrial Intermediates & Infrastructure 2018 Pro Forma Sales by Geographic Region

Packaging & Specialty Plastics is a world leader in plastics and consists of two highly integrated global businesses: Hydrocarbons & Energy and Packaging and Specialty Plastics. The segment employs the industry’s broadest polyolefin product portfolio, supported by Dow’s proprietary catalyst and manufacturing process technologies, to work at the customer’s design table throughout the value chain to deliver more reliable and durable, higher performing, and more sustainable plastics to customers in food and specialty packaging; industrial and consumer packaging; health and hygiene; caps, closures and pipe applications; consumer durables; and infrastructure.

Dow’s unique advantages compared to its competitors include: Dow’s extensive low-cost feedstock positions around the world; unparalleled scale, footprint, and market reach, with world-class manufacturing sites in every geography; deep customer and brand owner understanding; and market-driven application development and technical support.

The segment remains agile and adaptive by participating in the entire ethylene-to-polyethylene chain integration, enabling Dow to manage market swings, and therefore optimize returns while reducing long-term earnings volatility. Dow’s unrivaled value chain ownership, combined with its Pack Studio locations in every geography, which help customers and brand owners deliver faster and more efficient packaging product commercialization through a global network of laboratories, technical experts and testing equipment, together differentiate Dow from its competitors.

Hydrocarbons & Energy is the largest global producer of ethylene, an internal feedstock that is consumed primarily within the Packaging & Specialty Plastics segment. In addition to ethylene, the business is a leading producer of propylene and aromatics products that are used to manufacture materials that consumers use every day. The business also produces and procures the power and feedstocks used by the company’s manufacturing sites.

Packaging and Specialty Plastics serves growing, high-value sectors using world-class technology, broad existing product line, and a rich product pipeline that creates competitive advantages for the entire packaging value chain. The business is also a leader in polyolefin elastomers and EPDM rubber serving automotive, consumer, wire and cable and construction markets. Market growth is expected to be driven by major shifts in population demographics; improving socioeconomic status in emerging geographies; consumer and brand owner demand for increased functionality; global efforts to reduce food waste; growth in telecommunications networks; global development of electrical transmission and distribution infrastructure; and renewable energy applications.

	Applications/Market Segments	Major Products	Key Raw Materials	Key Competitors
Hydrocarbons & Energy	Purchaser of feedstocks; production of cost competitive hydrocarbon monomers utilized by Dow derivative businesses; and energy, principally for use in the company’s global operations	Ethylene, propylene, benzene, butadiene, octene, aromatics co-products, power, steam, other utilities	Butane, condensate, ethane, naphtha, natural gas, propane	Chevron Phillips Chemical, ExxonMobil, INEOS, LyondellBasell, SABIC, Shell, Sinopec
Packaging and Specialty Plastics

Adhesives; construction; cosmetics; electrical transmission and distribution; food and supply chain packaging; footwear; housewares; health and hygiene; industrial specialty applications using polyolefin elastomers, ethylene copolymers, and ethylene propylene diene monomer elastomers; irrigation pipe; photovoltaic encapsulants; sporting goods; telecommunications infrastructure; toys and infant products

Acrylics, bio-based plasticizers, elastomers, ethylene copolymer resins, ethylene propylene diene monomer elastomers (“EPDMs”), ethylene vinyl acetate copolymer, methacrylic acid copolymer resins, polyethylene, high-density polyethylene, low-density polyethylene, linear low-density polyethylene, polyolefin plastomers, resin additives and modifiers, semiconductive and jacketing compound solutions and wire and cable insulation

			Ethylene, hexene, octene, propylene	Borealis, ExxonMobil, Ineos, Lanxess, LyondellBasell, Nova, SABIC

This segment also includes the results of the following joint ventures of Dow, as well as a portion of the results of EQUATE, TKOC, Map Ta Phut Olefins and Sadara:

•	The Kuwait Styrene Company K.S.C.C. (“TKSC”)—a Kuwait-based company that manufactures styrene monomer and is owned 42.5 percent by Dow.

•

The SCG-Dow Group—a group of Thailand-based companies (consisting of Polyethylene Company Limited; Siam Polystyrene Company Limited; Siam Styrene Monomer Co., Ltd.; and Siam Synthetic Latex Company Limited) that manufacture polyethylene, polystyrene, styrene, latex and elastomers and are owned 50 percent by Dow.

In 2018, the Packaging & Specialty Plastics segment achieved pro forma net sales of $24.3 billion and pro forma Operating EBIT of $3.7 billion. See “Supplemental Pro Forma Segment Results for Dow.”

Packaging & Specialty Plastics 2018 Pro Forma Sales by Global Business	Packaging & Specialty Plastics 2018 Pro Forma Sales by Geographic Region

Corporate includes certain enterprise and governance activities (including insurance operations, environmental operations, etc.); non-business aligned joint ventures; gains and losses on sales of financial assets; non-business aligned litigation expenses; discontinued or non-aligned businesses; and foreign exchange gains (losses).

Current and Future Investments

In 2017, Historical Dow announced the startup of its new integrated world-scale ethylene production facility and its new ELITE™ Enhanced Polyethylene production facility, both located in Freeport, Texas. In 2018, Historical

Dow also started up its new Low Density Polyethylene (LDPE) production facility and its new NORDEL™ Metallocene EPDM production facility, both located in Plaquemine, Louisiana. These key milestones enable Dow to capture benefits from increasing supplies of U.S. shale gas to deliver differentiated downstream solutions in its core market verticals. Historical Dow also completed debottlenecking of an existing bi-modal gas phase polyethylene production facility in St. Charles, Louisiana, and started up a new High Melt Index (HMI) AFFINITY™ Polymer production facility, in Freeport, in the fourth quarter of 2018.

Additionally, Historical Dow has announced investments over the next five years that are expected to further enhance Dow’s competitive advantage and deliver earnings growth following the distribution. These include:

•	Expansion of the capacity of Dow’s new ethylene production facility, bringing the facility’s total ethylene capacity to 2,000 KTA and making it the largest ethylene facility in the world.

•	Incremental debottleneck projects across its global asset network that will deliver approximately 350 KTA of additional polyethylene, the majority of which will be in North America.

•

Construction of a 600 KTA polyethylene unit in the U.S. Gulf Coast based on Dow’s proprietary Solution Process technology, to meet consumer-driven demand in specialty packaging, health and hygiene, and industrial and consumer packaging applications.

•

Construction of a 450 KTA polyolefins facility in Europe to maximize the value of Dow’s ethylene integration in the region and serve growing demand for high-performance pressure pipes and fittings, as well as caps and closures applications.

•	A new catalyst production business for key catalysts licensed by Univation, a wholly-owned subsidiary of Dow.

•

Low capital intensity, high return investments in Dow’s silicones franchise, including: a series of incremental siloxane debottleneck and efficiency improvement projects around the world; a new hydroxyl functional siloxane polymer plant in the U.S.; and a new specialty resin plant in China.

Raw Materials

Dow operates in an integrated manufacturing environment. Basic raw materials are processed through many stages to produce a number of products that are sold as finished goods at various points in those processes. The major raw material stream that feeds the production of Dow’s finished goods is hydrocarbon-based raw materials. Dow purchases hydrocarbon raw materials, including ethane, propane, butane, naphtha and condensate as feedstocks. These raw materials are used in the production of both saleable products and energy. Dow also purchases certain monomers, primarily ethylene and propylene, to supplement internal production. Dow also purchases natural gas, primarily to generate electricity, and purchases electric power to supplement internal generation. In addition, Dow produces a portion of its electricity needs in Louisiana and Texas; Alberta, Canada; the Netherlands; and Germany.

Dow’s primary sources of these raw materials are NGLs, which are derived from shale gas and crude oil production, and naphtha, which is produced during the processing and refining of crude oil. Given recent advancements in shale gas, shale oil and conventional oil drilling techniques, Dow expects these raw materials to continue to be in abundant supply. Dow’s suppliers of these raw materials include regional, international and national oil and gas companies.

Dow purchases these raw materials on both short- and long-term contracts and expects to continue to have adequate supplies of raw materials. Dow had adequate supplies of raw materials in 2018 and expects to continue to have adequate supplies of raw materials in 2019.

Patents, Licenses and Trademarks

Historical Dow currently applies for and obtains U.S. and foreign patents and has a substantial number of pending patent applications throughout the world. Dow will continue such practices and Dow’s primary purpose in obtaining patents will be to protect the results of its research for use in operations and licensing. Dow will be a party to a substantial number of patent licenses, including the intellectual property cross-license agreements, and other technology agreements. Dow will also have a substantial number of trademarks and trademark registrations in the United States and in other countries, including the “Dow in Diamond” trademark. Although Dow considers that its patents, licenses and trademarks in the aggregate will constitute a valuable asset, it will not regard its business as being materially dependent on any single or group of related patents, licenses or trademarks. Based on DowDuPont’s patent portfolio at December 31, 2018, Dow expects to hold approximately 21,000 active patents at the time of the distribution.

Principal Partly Owned Companies

Historical Dow’s principal nonconsolidated affiliates at December 31, 2018, including direct or indirect ownership interest for each, are listed below. Except for the HSC Group, each of these entities will be non-consolidated affiliates of Dow following the separation and distribution:

Principal Nonconsolidated Affiliate	Country	Ownership Interest	Business Description
EQUATE Petrochemical Company K.S.C.C.	Kuwait	42.50%	Manufactures ethylene, polyethylene and ethylene glycol, and manufactures and markets monoethylene glycol, diethylene glycol and polyethylene terephthalate resins
The HSC Group: [1]
DC HSC Holdings LLC [2]	United States	50.00%	Manufactures polycrystalline silicon products
Hemlock Semiconductor L.L.C.	United States	50.10%	Sells polycrystalline silicon products
The Kuwait Olefins Company K.S.C.C.	Kuwait	42.50%	Manufactures ethylene and ethylene glycol
The Kuwait Styrene Company K.S.C.C.	Kuwait	42.50%	Manufactures styrene monomer
Map Ta Phut Olefins Company Limited [3]	Thailand	32.77%	Manufactures propylene and ethylene
Sadara Chemical Company [4]	Saudi Arabia	35.00%	Manufactures chlorine, ethylene, propylene and aromatics for internal consumption and manufactures and sells polyethylene, ethylene oxide and propylene oxide derivative products, and isocyanates
The SCG-Dow Group:
Siam Polyethylene Company Limited	Thailand	50.00%	Manufactures polyethylene
Siam Polystyrene Company Limited	Thailand	50.00%	Manufactures polystyrene
Siam Styrene Monomer Co., Ltd.	Thailand	50.00%	Manufactures styrene
Siam Synthetic Latex Company Limited	Thailand	50.00%	Manufactures latex and elastomers
[1]	The HSC Group is aligned with DowDuPont’s specialty products division. The HSC Group will not be an affiliate of Dow following the separation and distribution.
[2]	DC HSC Holdings LLC holds an 80.5 percent indirect ownership interest in Hemlock Semiconductor Operations LLC.
[3]

Historical Dow’s effective ownership of Map Ta Phut Olefins Company Limited is 32.77 percent, of which Historical Dow directly owns 20.27 percent and indirectly owns 12.5 percent through its equity interest in Siam Polyethylene Company Limited.

[4]

Historical Dow is responsible for marketing the majority of Sadara products outside of the Middle East zone through Historical Dow’s established sales channels. Under this arrangement, Historical Dow purchases and sells Sadara products for a marketing fee.

Properties

Dow’s corporate headquarters will be located in Midland, Michigan. Dow’s manufacturing, processing, marketing and research and development facilities, as well as regional purchasing offices and distribution centers are located throughout the world. Dow is expected to operate 113 manufacturing sites in 31 countries. After the separation, Dow’s major manufacturing sites, including consolidated variable interest entities, will be as follows:

Major Manufacturing Sites[1]	Operating Segment
Location	Performance Materials & Coatings	Industrial Intermediates & Infrastructure	Packaging & Specialty Plastics
Bahia Blanca, Argentina			X
Candeias, Brazil		X	X
Canada:
Fort Saskatchewan, Alberta			X
Joffre, Alberta			X
Germany:
Boehlen	X	X	X
Leuna			X
Schkopau		X	X
Stade		X
Terneuzen, The Netherlands		X	X
Tarragona, Spain		X	X
Map Ta Phut, Thailand	X	X	X
United States:
Carrollton, Kentucky	X
Hahnville, Louisiana	X	X	X
Plaquemine, Louisiana		X	X
Midland, Michigan	X
Deer Park, Texas	X	X
Freeport, Texas	X	X	X
Orange, Texas			X
Seadrift, Texas		X	X
Barry, United Kingdom	X
Zhangjiagang, China	X	X	X

1 Manufacturing sites that are used by multiple operating segments are included more than once in the figures above.

Including the major manufacturing sites, Dow will have manufacturing sites and holdings in all geographic regions:

Asia Pacific	21 manufacturing sites in 10 countries
EMEAI	38 manufacturing sites in 15 countries
Latin America	18 manufacturing sites in 4 countries
U.S. & Canada	36 manufacturing sites in 2 countries

Properties of Dow will include facilities which, in the opinion of management, are expected to be suitable and adequate for their use and will have sufficient capacity for Dow’s current needs and expected near-term growth. All of Dow’s plants are owned or leased, subject to certain easements of other persons which, in the opinion of management, do not substantially interfere with the continued use of such properties or materially affect their value. No title examination of the properties has been made for the purpose of this information statement.

Employees

It is anticipated that Dow will employ approximately 37,000 people after the separation.

Environmental Matters

Environmental Policies

Dow is committed to continuing Historical Dow’s world-class environmental, health and safety (“EH&S”) performance, as demonstrated by Historical Dow’s industry-leading performance, a long-standing commitment to RESPONSIBLE CARE®, and a strong commitment to achieving Historical Dow’s 2025 Sustainability Goals—goals that set the standard for sustainability in the chemical industry by focusing on improvements in Historical Dow’s local corporate citizenship and product stewardship, and by actively pursuing methods to reduce Historical Dow’s environmental impact.

To meet Historical Dow’s public commitments, as well as the stringent laws and government regulations related to environmental protection and remediation to which its global operations are subject, Dow expects to continue the well-defined policies, requirements and management systems currently in place at Historical Dow. Historical Dow’s EH&S Management System (“EMS”) defines the “who, what, when and how” needed for the businesses to achieve Historical Dow’s policies, requirements, performance objectives, leadership expectations and public commitments. To ensure effective utilization, the EMS is integrated into a company-wide management system for EH&S, Operations, Quality and Human Resources.

Dow intends to continue Historical Dow’s policy of adhering to a waste management hierarchy that minimizes the impact of wastes and emissions on the environment. First, Historical Dow works to eliminate or minimize the generation of waste and emissions at the source through research, process design, plant operations and maintenance. Second, Historical Dow finds ways to reuse and recycle materials. Finally, unusable or non-recyclable hazardous waste is treated before disposal to eliminate or reduce the hazardous nature and volume of the waste. Treatment may include destruction by chemical, physical, biological or thermal means. Disposal of waste materials in landfills is considered only after all other options have been thoroughly evaluated. Dow will continue Historical Dow’s specific requirements for waste that is transferred to non-Dow facilities, including the periodic auditing of these facilities.

Dow believes third-party verification and transparent public reporting are cornerstones of world-class EH&S performance and building public trust. Numerous Dow sites in Europe, Latin America, Asia Pacific and U.S. & Canada have received third-party verification of their compliance with RESPONSIBLE CARE® and with outside specifications such as ISO-14001. Dow expects to continue to be a global champion of RESPONSIBLE CARE® and to continue Historical Dow’s work to broaden the application and impact of RESPONSIBLE CARE® around the world through engagement with suppliers, customers and joint venture partners.

Historical Dow’s EH&S policies helped it achieve improvements in many aspects of EH&S performance in 2018. Historical Dow’s process safety performance was excellent in 2018 and improvements were made in injury/illness rates. Safety will remain a priority for all of Dow. Further improvement in these areas, as well as environmental compliance, remains a top management priority, with initiatives underway to further improve performance and compliance in 2019 as Dow continues to implement Historical Dow’s 2025 Sustainability Goals.

Detailed information on Historical Dow’s performance regarding environmental matters and goals can be found online on Historical Dow’s Science & Sustainability webpage at www.dow.com. Historical Dow’s website and its content are not incorporated by reference into this information statement.

Chemical Security

Public and political attention continues to be placed on the protection of critical infrastructure, including the chemical industry, from security threats. Terrorist attacks, natural disasters and cyber incidents have increased concern about the security and safety of chemical production and distribution. Many, including Historical Dow and the American Chemistry Council, have called for uniform risk-based and performance-based national standards for securing the U.S. chemical industry. The Maritime Transportation Security Act of 2002 and its regulations further set forth risk-based and performance-based standards that must be met at U.S. Coast Guard-regulated facilities. U.S. Chemical Plant Security legislation was passed in 2006 and the Department of Homeland Security is now implementing the regulations known as the Chemical Facility Anti-Terrorism Standards. Historical Dow is and Dow intends to continue complying with the requirements of the Rail Transportation Security Rule issued by the U.S. Transportation Security Administration. Dow will also continue to support uniform risk-based national standards for securing the chemical industry.

The focus on security, emergency planning, preparedness and response is not new to Dow. A comprehensive, multi-level security plan has been maintained by Historical Dow since 1988. This plan, which has been activated in response to significant world and national events since then, is reviewed on an annual basis. Dow intends to continue to improve its security plans, placing emphasis on the safety of Dow’s communities and people by being prepared to meet risks at any level and to address both internal and external identifiable risks. The security plan includes regular vulnerability assessments, security audits, mitigation efforts and physical security upgrades designed to reduce vulnerability. Historical Dow’s security plans, which will be continued by Dow, have been developed to avert interruptions of normal business operations that could materially and adversely affect Dow’s results of operations, liquidity and financial condition.

Historical Dow played a key role in the development and implementation of the American Chemistry Council’s RESPONSIBLE CARE® Security Code (“Security Code”), which requires that all aspects of security – including facility, transportation and cyberspace – be assessed and gaps addressed. Through Historical Dow’s global implementation of the Security Code, Historical Dow has permanently heightened the level of security – not just in the United States, but worldwide. Dow will employ several hundred employees and contractors in its Emergency Services and Security department worldwide.

Through the implementation of the Security Code, including voluntary security enhancements and upgrades made since 2002, Historical Dow has been, and Dow is, well-positioned to comply with U.S. chemical facility regulations and other regulatory security frameworks. Dow intends to continue Historical Dow’s current participation with the American Chemistry Council to review and update the Security Code.

Dow will also continue to work collaboratively across the supply chain on RESPONSIBLE CARE®, Supply Chain Design, Emergency Preparedness, Shipment Visibility and transportation of hazardous materials. Historical Dow is cooperating with public and private entities to lead the implementation of advanced tank car design, and track and trace technologies. Further, Dow’s Distribution Risk Review process, which has been in place for decades at Historical Dow was expanded to address potential threats in all modes of transportation across Dow’s supply chain. To reduce vulnerabilities, Dow maintains security measures that meet or exceed regulatory and industry security standards in all areas in which Historical Dow operates.

Dow’s initiatives relative to chemical security, emergency preparedness and response, Community Awareness and Emergency Responses and crisis management will be implemented consistently at all Dow sites on a global basis. Dow expects to continue Historical Dow’s participation with chemical associations globally and as an active member of the U.S. delegation to the G7 Global Partnership Sub-Working Group on Chemical Security.

Climate Change

Climate change matters for Dow are likely to be driven by changes in regulations, public policy and physical climate parameters.

Regulatory Matters

Regulatory matters include cap and trade schemes; increased greenhouse gas (“GHG”) limits; and taxes on GHG emissions, fuel and energy. The potential implications of each of these matters are all very similar, including increased cost of purchased energy, additional capital costs for installation or modification of GHG emitting equipment, and additional costs associated directly with GHG emissions (such as cap and trade systems or carbon taxes), which are primarily related to energy use. It is difficult to estimate the potential impact of these regulatory matters on energy prices.

Reducing Dow’s overall energy usage and GHG emissions through new and unfolding projects will decrease the potential impact of these regulatory matters. Dow also has a dedicated commercial group to handle energy contracts and purchases, including managing emissions trading. Historical Dow has not experienced any material impact related to regulated GHG emissions. Dow will continue to evaluate and monitor this area for future developments.

Physical Climate Parameters

Many scientific academies throughout the world have concluded that it is very likely that human activities are contributing to global warming. At this point, it is difficult to predict and assess the probability and opportunity of a global warming trend on Dow specifically. Preparedness plans are developed that detail actions needed in the event of severe weather. These measures have historically been in place at Historical Dow and these activities and associated costs are driven by normal operational preparedness. Dow will continue to study the long-term implications of changing climate parameters on water availability, plant siting issues, and impacts and opportunities for products.

Dow’s Energy business and Public Affairs and Sustainability functions will be tasked with developing and implementing a comprehensive strategy that addresses the potential challenges of energy security and GHG emissions on Dow. Dow expects to continue to elevate its internal focus and external positions—to focus on the root causes of GHG emissions—including the unsustainable use of energy. Historical Dow’s energy plan will provide the roadmap:

•	Conserve—aggressively pursue energy efficiency and conservation

•	Optimize—increase and diversify energy resources

•	Accelerate—develop cost-effective, clean, renewable and alternative energy sources

•	Transition—to a sustainable energy future

Through corporate energy efficiency programs and focused GHG management efforts, Historical Dow has and Dow expects to continue to reduce its GHG emissions footprint. Historical Dow’s manufacturing intensity, measured in Btu per pound of product, has improved by more than 40 percent since 1990. As part of the continuation of Historical Dow’s 2025 Sustainability Goals, Dow intends to maintain GHG emissions below 2006 levels on an absolute basis for all GHGs.

Dow intends to implement the recommendations of the Financial Stability Board Task Force on Climate-Related Disclosures (“Task Force”) over the next two to four years, which is aligned with the recommendations of the Task Force.

Environmental Remediation

In addition to environmental compliance costs, Dow has environmental investigation and remediation costs with respect to sites owned or formerly owned by Dow as well as at third-party sites where Dow has been determined to be the potentially responsible party. Dow also has costs related to damages or alleged damages associated with its past or current waste disposal practices and other hazardous materials handling practices.

Dow accrues the costs of remediation of its facilities and formerly owned facilities based on current law and regulatory requirements. The nature of such remediation can include management of soil and groundwater contamination. For a description of the accounting policies adopted by Historical Dow to properly reflect the monetary impacts of environmental matters, see Note 1 to the Historical Dow 2018 Financial Statements, which are incorporated by reference herein from the pertinent pages thereof filed as Exhibit 99.2 to the Form 10. Dow expects to continue these policies following the separation. To assess the impact of environmental remediation on the financial statements, environmental experts will review currently available facts to evaluate the probability and scope of potential liabilities. Inherent uncertainties exist in such evaluations primarily due to unknown environmental conditions, changing governmental regulations and legal standards regarding liability, and the ability to apply remediation technologies. These liabilities will be adjusted periodically as remediation efforts progress or as additional technical or legal information becomes available. For context, Historical Dow had an accrued liability of $664 million at December 31, 2018, related to the remediation of sites currently or formerly owned by Historical Dow. At December 31, 2017, the liability related to remediation was $726 million. Dow does not expect there to be a material change in its environmental-related liabilities following the separation.

In addition to current and former Dow-owned sites, under the federal Comprehensive Environmental Response, Compensation and Liability Act (“CERCLA”) and equivalent state laws (hereafter referred to collectively as “Superfund Law”), Dow will be liable for remediation of other hazardous waste sites where Dow allegedly disposed of, or arranged for the treatment or disposal of, hazardous substances. Because Superfund Law imposes joint and several liability upon each party at a site, Dow’s potential liability is impacted by the number of other companies that also have been named potentially responsible parties (“PRPs”) at each site, the estimated apportionment of costs among all PRPs, and the financial ability and commitment of each to pay its expected share. Historical Dow’s remaining liability for the remediation of Superfund sites was $156 million at December 31, 2018 ($152 million at December 31, 2017). Historical Dow has not recorded any third-party recovery related to these sites as a receivable. Dow does not expect there to be a material change in its remediation costs following the separation.

Dow expects its largest potential environmental liabilities will relate to Historical Dow’s Midland, Michigan manufacturing site and Midland off-site locations (collectively, the “Midland sites”), as well as a Superfund site in Wood-Ridge, New Jersey.

Midland Sites

In the early days of operations at the Midland manufacturing site, wastes were usually disposed of on-site, resulting in soil and groundwater contamination, which has been contained and managed on-site under a series of Resource Conservation and Recovery Act permits and regulatory agreements. The Hazardous Waste Operating License for the Midland manufacturing site, issued in 2003, and renewed and replaced in September 2015, also included provisions for Historical Dow to conduct an investigation to determine the nature and extent of off-site contamination from historic Midland manufacturing site operations. In January 2010, Historical Dow, the U.S. Environmental Protection Agency (“EPA”) and the State of Michigan (“State”) entered into an Administrative Order on Consent that requires Historical Dow to conduct a remedial investigation, a feasibility study and a remedial design for the Tittabawassee River, the Saginaw River and the Saginaw Bay, and pay the oversight costs of the EPA and the State under the authority of CERCLA. See Note 16 to the Historical Dow 2018 Financial Statements, which are incorporated by reference herein from the pertinent pages thereof filed as Exhibit 99.2 to the Form 10, for additional information. At December 31, 2018, Historical Dow had an accrual of $134 million ($131 million at December 31, 2017) for environmental remediation and investigation associated with the Midland sites. In 2018, Historical Dow spent $26 million ($24 million in 2017) for environmental remediation at the Midland sites.

Woodridge Superfund Site

Rohm and Haas, a wholly owned subsidiary of Historical Dow that will continue to be a subsidiary of Dow following the separation, is a PRP at the Wood-Ridge, New Jersey Ventron/Velsicol Superfund Site, and the adjacent Berry’s Creek Study Area (“BCSA”) (collectively, the “Wood-Ridge sites”). Rohm and Haas is a successor in interest to a company that owned and operated a mercury processing facility, where wastewater and waste handling resulted in contamination of soils and adjacent creek sediments. The Berry’s Creek Study Area PRP group completed a multi-stage Remedial Investigation (“RI”) pursuant to an Administrative Order on Consent with U.S. EPA Region 2 to identify contamination in surface water, sediment and biota related to numerous contaminated sites in the Berry’s Creek watershed, and submitted the report to the EPA in June 2016. That same month, the EPA concluded that an “iterative or adaptive approach” was appropriate for cleaning up the BCSA. Thus, each phase of remediation will be followed by a period of monitoring to assess its effectiveness and determine if there is a need for more work. The Feasibility Study (“FS”) for the first phase of work was submitted in the third quarter of 2018. The EPA selected the interim remedy and issued an interim Record of Decision (“ROD”). The PRP group is negotiating agreements among the PRP’s to fund design of the selected remedy and with the EPA to design the selected remedy. Although there is currently much uncertainty as to what will ultimately be required to remediate the BCSA and Rohm and Haas’s share of these costs has yet to be determined, the range of activities that are required in the interim ROD is known in general terms. Based on the interim remedy selected by the EPA, the overall remediation accrual for the Wood-Ridge sites was increased by $21 million in the fourth quarter of 2018. At December 31, 2018, Historical Dow had an accrual of $106 million ($88 million at December 31, 2017) for environmental remediation at the Wood-Ridge sites. In 2018, Historical Dow spent $6 million ($7 million in 2017) on environmental remediation at the Wood-Ridge sites.

In total, Historical Dow’s accrued liability for probable environmental remediation and restoration costs was $820 million at December 31, 2018, compared with $878 million at December 31, 2017. This is Historical Dow management’s best estimate of the costs for remediation and restoration with respect to environmental matters for which Historical Dow has accrued liabilities, although it is reasonably possible that the ultimate cost with respect to these particular matters could range up to approximately two times that amount. Dow does not expect there to be a material change to these costs following the separation. However, it is reasonably possible that environmental remediation and restoration costs in excess of amounts accrued could have a material impact on Historical Dow’s and, following the separation, Dow’s results of operations, financial condition and cash flows. It is the opinion of Historical Dow’s management, however, that the possibility is remote that costs in excess of the range disclosed will have a material impact on Historical Dow’s or, following the separation, Dow’s results of operations, financial condition and cash flows.

The amounts charged by Historical Dow to income on a pretax basis related to environmental remediation totaled $174 million in 2018, $171 million in 2017 and $504 million in 2016. The amounts charged to income on a pretax basis related to operating Historical Dow’s current pollution abatement facilities, excluding internal recharges, totaled $772 million in 2018, $640 million in 2017 and $623 million in 2016. Historical Dow’s capital expenditures for environmental protection were $76 million in 2018, $79 million in 2017 and $66 million in 2016.

Legal Proceedings

Dow is subject to various litigation matters and legal proceedings, including, but not limited to, product liability, antitrust claims, and claims for third party property damage or personal injury stemming from alleged environmental or other torts. In addition, pursuant to the separation agreement, Dow will indemnify New DuPont and Corteva against certain liabilities that arose prior to the distribution, in addition to certain liabilities that may arise in the future in connection with Historical Dow’s business. See “Dow’s Relationship with New DuPont and Corteva Following the Distribution—Separation Agreement” for further information regarding the terms of this indemnification.

Asbestos-Related Matters of Union Carbide Corporation

Union Carbide Corporation (“Union Carbide”), which will be a wholly-owned subsidiary of Dow, is and has been involved in a large number of asbestos-related suits filed primarily in state courts during the past four decades. These suits principally allege personal injury resulting from exposure to asbestos-containing products and frequently seek both actual and punitive damages. The alleged claims primarily relate to products that Union Carbide sold in the past, alleged exposure to asbestos-containing products located on Union Carbide’s premises, and Union Carbide’s responsibility for asbestos suits filed against a former Union Carbide subsidiary, Amchem Products Inc. (“Amchem”). In many cases, plaintiffs are unable to demonstrate that they have suffered any compensable loss as a result of such exposure, or that injuries incurred in fact resulted from exposure to Union Carbide’s products. Union Carbide expects more asbestos-related suits to be filed against Union Carbide and Amchem in the future, and will aggressively defend or reasonably resolve, as appropriate, both pending and future claims.

The table below provides information regarding asbestos-related claims pending against Union Carbide and Amchem based on criteria developed by Union Carbide and its external consultants.

Asbestos-Related Claim Activity	2018	2017	2016
Claims unresolved at Jan 1	15,427	16,141	18,778
Claims filed	6,599	7,010	7,813
Claims settled, dismissed or otherwise resolved	(9,246)	(7,724)	(10,450)
Claims unresolved at Dec 31	12,780	15,427	16,141
Claimants with claims against both Union Carbide and Amchem	(4,675)	(5,530)	(5,741)
Individual claimants at Dec 31	8,105	9,897	10,400

Plaintiffs’ lawyers often sue numerous defendants in individual lawsuits or on behalf of numerous claimants. As a result, the damages alleged are not expressly identified as to Union Carbide, Amchem or any other particular defendant, even when specific damages are alleged with respect to a specific disease or injury. In fact, there are no asbestos personal injury cases in which only Union Carbide and/or Amchem are the sole named defendants. For these reasons and based upon Union Carbide’s litigation and settlement experience, Union Carbide does not consider the damages alleged against Union Carbide and Amchem to be a meaningful factor in its determination of any potential asbestos-related liability.

For additional information, see Note 16 to the Historical Dow 2018 Financial Statements, which are incorporated by reference herein from the pertinent pages thereof filed as Exhibit 99.2 to the Form 10.

Dow Silicones Chapter 11 Related Matters

In 1995, Dow Corning (which was subsequently renamed Dow Silicones), then a 50:50 joint venture between Dow and Corning Incorporated (“Corning”), voluntarily filed for protection under Chapter 11 of the U.S. Bankruptcy Code in order to resolve Dow Silicones’ breast implant liabilities and related matters (the “Chapter 11 Proceeding”). Dow Silicones emerged from the Chapter 11 Proceeding on June 1, 2004 (the “Effective Date”) and is implementing the Joint Plan of Reorganization (the “Plan”). The Plan provides funding for the resolution of breast implant and other product liability litigation covered by the Chapter 11 Proceeding and provides a process for the satisfaction of commercial creditor claims in the Chapter 11 Proceeding. Dow Silicones became a wholly owned subsidiary of TDCC as of June 1, 2016, and will be a wholly owned subsidiary of Dow following the separation and distribution.

Breast Implant and Other Product Liability Claims

Under the Plan, a product liability settlement program administered by an independent claims office (the “Settlement Facility”) was created to resolve breast implant and other product liability claims. Product liability claimants rejecting the settlement program in favor of pursuing litigation must bring suit against a litigation facility (the “Litigation Facility”). Dow Silicones has an obligation to fund the Settlement Facility and the Litigation Facility over a 16-year period, commencing at the Effective Date. At December 31, 2018, Dow Silicones and its insurers have made life-to-date payments of $1,762 million to the Settlement Facility and the Settlement Facility reported an unexpended balance of $118 million.

Dow Silicones’ liability for breast implant and other product liability claims (“Implant Liability”) was $263 million at December 31, 2018 ($263 million at December 31, 2017) and it is not aware of circumstances that would change the factors used in estimating the Implant Liability. Nonetheless, these estimates rely upon a number of significant assumptions, including: future claim filing levels in the Settlement Facility will be similar to those in a prior settlement program, which management uses to estimate future claim filing levels for the Settlement Facility; future acceptance rates, disease mix, and payment values will be materially consistent with historical experience; no material negative outcomes in future controversies or disputes over Plan interpretation will occur; and the Plan will not be modified. If actual outcomes related to any of these assumptions prove to be materially different, the future liability to fund the Plan may be materially different than the amount estimated. If Dow Silicones was ultimately required to fund the full liability up to the maximum capped value, the liability would be $2,114 million at December 31, 2018.

Commercial Creditor Issues

Dow Silicones also has obligations under the Plan to pay each of its commercial creditors (the “Commercial Creditors”) would cash the sum of (a) an amount equal to the principal amount of their claims and (b) interest on such claims. The actual amount of interest that will ultimately be paid to these Commercial Creditors is uncertain due to pending litigation between Dow Silicones and the Commercial Creditors regarding the appropriate interest rates to be applied to outstanding obligations from the 1995 bankruptcy filing date through the Effective Date, as well as the presence of any recoverable fees, costs and expenses. At December 31, 2018, the liability related to Dow Silicones’ potential obligation to pay additional interest to the Commercial Creditors in the Chapter 11 Proceeding was $82 million ($78 million at December 31, 2017), although the actual amount of interest that will be paid to these creditors is uncertain and will ultimately be resolved through continued proceedings in the District Court.

Indemnification

In connection with the June 1, 2016 ownership restructure of Dow Silicones, TDCC is indemnified by Corning for 50 percent of future losses associated with certain pre-closing liabilities, including the Implant Liability and Commercial Creditors matters described above, subject to certain conditions and limits. The maximum amount of indemnified losses which may be recovered are subject to a cap that declines over time. No indemnification assets were recorded at December 31, 2018.

The amounts recorded by Dow Silicones for the Chapter 11 related matters described above were based on current, known facts, which management believes reflect reasonable and probable estimates of the liability. However, future events could cause the actual costs for Dow Silicones to be higher or lower than those projected or those recorded. Any such events could result in an increase or decrease in the recorded liability. For further information, see Note 16 to the Historical Dow 2018 Financial Statements, which are incorporated by reference herein from the pertinent pages thereof filed as Exhibit 99.2 to the Form 10.

Dow v. Nova Chemicals Corporation Patent Infringement Matter

On December 9, 2010, Historical Dow filed suit in the Federal Court in Ontario, Canada (“Federal Court”) alleging that Nova Chemicals Corporation (“Nova”) was infringing its Canadian polyethylene patent 2,106,705. Nova counterclaimed on the grounds of invalidity and non-infringement.

On June 29, 2017, the Federal Court issued a Confidential Supplemental Judgment, concluding that Nova must pay $645 million Canadian dollars (equivalent to $495 million U.S. dollars) to Dow, plus pre- and post-judgment interest, for which Historical Dow received payment of $501 million from Nova on July 6, 2017. Although Nova is appealing portions of the damages judgment, certain portions of it are indisputable and will be owed to Historical Dow regardless of the outcome of any further appeals by Nova. As a result of these actions and in accordance with ASC 450-30 “Gain Contingencies” (“ASC 450-30”), Historical Dow recorded a $160 million pretax gain in the second quarter of 2017 of which $137 million was included in “Sundry income (expense)—

net” and $23 million was included in “Selling, general and administrative expenses” in its consolidated statements of income. At December 31, 2018, Historical Dow had $341 million ($341 million at December 31, 2017) included in “Other noncurrent obligations” related to the disputed portion of the damages judgment. Historical Dow is confident of its chances of defending the entire judgment on appeal, particularly the trial court’s determinations on important factual issues, which will be accorded deferential review on appeal.

For further information related to the specific litigation matters described above, see Note 16 to the Historical Dow 2017 Financial Statements, which are incorporated by reference herein from the pertinent pages thereof filed as Exhibit 99.2 to the Form 10.

Allocation of Environmental and Other Contingencies Under the Separation Agreement

Under the separation agreement, certain environmental and legal liabilities will be allocated among Dow, Corteva and New DuPont. Liabilities primarily related to DowDuPont’s materials science businesses and operations, as well as those liabilities from Historical Dow’s discontinued and/or divested operations and businesses, will generally be retained by Dow, unless otherwise specifically allocated to Corteva or New DuPont. The amount of accrued environmental and legal obligations expected to be transferred from Dow to Corteva or New DuPont is not expected to be material to Dow’s balance sheet. For more information, see the section entitled “Dow’s Relationship with New DuPont and Corteva Following the Distribution.”

SUPPLEMENTAL PRO FORMA SEGMENT RESULTS FOR DOW

Following the separation and distribution, Dow will be comprised of three operating segments: Performance Materials & Coatings, Industrial Intermediates & Infrastructure and Packaging & Specialty Plastics. The information and discussion in this section relates to the historical results of these segments on a pro forma basis, as described below.

Dow’s measure of profit/loss for segment reporting purposes will be Operating EBIT. For purposes of this pro forma segment discussion, Dow will discuss Operating EBIT on a pro forma basis. Dow defines Operating EBIT as earnings (i.e., “Income from continuing operations before income taxes”) before interest, excluding the impact of significant items. Pro forma Operating EBIT is defined as pro forma earnings (i.e., pro forma income from continuing operations before income taxes) before interest, excluding the impact of pro forma significant items. Operating EBIT by segment includes all operating items relating to the businesses; items that principally apply to Dow as a whole are assigned to Corporate. Dow is also providing pro forma Operating EBITDA values for comparison to DowDuPont’s current measure of segment profit/loss. Dow defines pro forma Operating EBITDA as pro forma earnings (i.e., pro forma income from continuing operations before income taxes) before interest, depreciation and amortization, excluding the impact of pro forma significant items.

Pro forma information used in the calculation of pro forma net sales, pro forma Operating EBIT and pro forma Operating EBITDA for 2018 and 2017 was determined in accordance with Article 11 of Regulation S-X and were based on the consolidated financial statements of Historical Dow, adjusted to reflect Dow AgCo and Dow SpecCo as discontinued operations and the receipt of ECP as if the transaction had been consummated on January 1, 2017. Pro forma information used in the calculation of pro forma net sales, pro forma Operating EBIT and pro forma Operating EBITDA for 2016 was based on the consolidated financial statements of Historical Dow, adjusted to reflect Dow AgCo and Dow SpecCo as discontinued operations (but not the receipt of ECP) effective January 1, 2016. For additional information on the pro forma adjustments, see the section entitled “Unaudited Pro Forma Combined Financial Information.”

The unaudited pro forma segment results have been presented for informational purposes only and are not necessarily indicative of what Dow’s results of operations actually would have been had the separation and distribution (including the receipt of ECP) been completed on January 1, 2017. In addition, the unaudited pro forma segment results do not purport to project the future operating results of Dow. The unaudited pro forma statements of income are based on and should be read in conjunction with the separate financial statements and accompanying notes contained in the Historical Dow 2018 Financial Statements, which are attached as Exhibit 99.2 to the Form 10 and are incorporated herein by reference thereto.

In the financial information that follows, Corporate pro forma Operating EBIT and total Dow pro forma Operating EBIT includes $360 million for the year ended December 31, 2018 ($435 million and $383 million for the years ended December 31, 2017 and 2016, respectively) of costs previously assigned to Dow AgCo and Dow SpecCo that did not meet the definition of discontinued operations in accordance with ASC 205-20. These costs primarily consist of leveraged services that are provided through service centers as well as other corporate overhead costs that will not continue to be utilized by Dow AgCo or Dow SpecCo following the separation and distribution, such as costs related to information technology, finance, manufacturing, R&D, sales & marketing, supply chain, human resources, sourcing & logistics, legal, and communications, public affairs & government affairs functions. Dow expects to significantly reduce these costs in the future as part of its ongoing cost synergy program and efforts to further integrate and optimize its post-spin organization. Dow anticipates that a significant portion of the cost reductions will be achieved through reductions in headcount as well as reduced information technology costs, lower professional fees and contractor services expenses, corporate facilities and office space reductions, and the right-sizing of other corporate activities. Historical Dow management currently expects, based on identified initiatives and available mitigation actions, that Dow will be able to eliminate more than half of these stranded costs, and continues to work to identify further actions to remove the remaining costs from Dow’s cost structure.

Summary of Pro Forma Results by Segment

Pro Forma Net Sales	Years Ended
In millions	2018	2017	2016
Performance Materials & Coatings	$9,708	$8,892	$6,476
Industrial Intermediates & Infrastructure	15,454	12,951	11,100
Packaging & Specialty Plastics	24,250	22,546	18,405
Corporate	285	383	280
Total Pro Forma Net Sales	$49,697	$44,772	$36,261

Pro Forma Sales Variances by Operating Segment – Year Ended December 31, 2018
Percentage change from prior year	Local Price & Product Mix	Currency	Volume	Portfolio & Other	Total
Performance Materials & Coatings	10%	1%	(2%)	0%	9%
Industrial Intermediates & Infrastructure	5%	1%	13%	0%	19%
Packaging & Specialty Plastics	1%	2%	5%	0%	8%
Total	4%	1%	6%	0%	11%

Pro Forma Sales Variances by Operating Segment – Year Ended December 31, 2017
Percentage change from prior year	Local Price & Product Mix	Currency	Volume	Portfolio & Other [1]	Total
Performance Materials & Coatings	8%	0%	3%	26%	37%
Industrial Intermediates & Infrastructure	10%	0%	7%	0%	17%
Packaging & Specialty Plastics	8%	0%	6%	8%	22%
Total	8%	0%	6%	9%	23%
[1]

Portfolio & Other reflects sales related to the ownership restructure of Dow Silicones announced on June 1, 2016 (impacting Performance Materials & Coatings). Portfolio & Other for Packaging & Specialty Plastics reflects increases and decreases resulting from certain transactions and activities, as if they had been consummated on January 1, 2017. Sales for the year ended December 31, 2017 increased due to the receipt of ECP and also reflects a decrease in sales for the year ended December 31, 2017 due to the divestiture of Dow’s EAA copolymers and ionomers business.

Pro Forma Operating EBIT	Years Ended
In millions	2018	2017	2016
Performance Materials & Coatings	$1,306	$913	$353
Industrial Intermediates & Infrastructure	1,939	1,729	1,071
Packaging & Specialty Plastics	3,669	3,712	3,845
Corporate	(737)	(793)	(781)
Total Pro Forma Operating EBIT	$6,177	$5,561	$4,488

Pro Forma Depreciation & Amortization	Years Ended
In millions	2018	2017	2016
Performance Materials & Coatings	$880	$863	$662
Industrial Intermediates & Infrastructure	670	619	654
Packaging & Specialty Plastics	1,247	1,064	788
Corporate	136	138	121
Total Pro Forma Depreciation & Amortization	$2,933	$2,684	$2,225

Pro Forma Operating EBITDA	Years Ended
In millions	2018	2017	2016
Performance Materials & Coatings	$2,186	$1,776	$1,015
Industrial Intermediates & Infrastructure	2,609	2,348	1,725
Packaging & Specialty Plastics	4,916	4,776	4,633
Corporate	(601)	(655)	(660)
Total Pro Forma Operating EBITDA	$9,110	$8,245	$6,713

Pro Forma Operating Equity Earnings	Years Ended
In millions	2018	2017	2016 [1]
Performance Materials & Coatings	$4	$40	$112
Industrial Intermediates & Infrastructure	284	172	(18)
Packaging & Specialty Plastics	287	194	137
Corporate	(20)	(8)	(29)
Total Pro Forma Equity Earnings	$555	$398	$202
[1]	The year ended December 31, 2016, was adjusted by $14 million for a significant item relating to the Dow Silicones ownership restructure (impacting Performance Materials & Coatings).

Reconciliation of Pro Forma Income Before Income Taxes to Pro Forma Operating EBIT and Pro Forma Operating EBITDA	Years Ended
In millions	2018	2017	2016
Pro Forma Income Before Income Taxes	$3,868	$1,342	$1,244
+ Interest expense and amortization of debt discount	1,062	915	827
- Interest income	79	68	75
Pro Forma EBIT	$4,851	$2,189	$1,996
- Significant Items	(1,326)	(3,372)	(2,492)
Pro Forma Operating EBIT	$6,177	$5,561	$4,488
+ Depreciation and amortization	2,933	2,684	2,225
Pro Forma Operating EBITDA	$9,110	$8,245	$6,713

Pro Forma Significant Items by Segment for the Year Ended 2018	Performance Materials & Coatings	Industrial Intermediates & Infrastructure	Packaging & Specialty Plastics	Corp.	Total
In millions
Impact of Dow Silicones ownership restructure [1]	$(20)	$-	$-	$-	$(20)
Integration and separation costs [2]	-	-	-	(1,074)	(1,074)
Restructuring and asset-related charges, net [3]	(21)	(11)	(46)	(120)	(198)
Gain on divestiture [4]	-	20	-	-	20
Loss on early extinguishment of debt	-	-	-	(54)	(54)
Totals	$(41)	$9	$(46)	$(1,248)	$(1,326)
[1]	Includes a loss related to a post-closing adjustment related to the Dow Silicones ownership restructure.
[2]	Costs related to post-Merger integration and separation and distribution activities, and costs related to the Dow Silicones ownership restructure.
[3]	Includes Board approved restructuring plans and asset-related charges, which include other asset impairments.
[4]	Includes a gain related to Dow’s sale of its equity interest in MEGlobal.

Pro Forma Significant Items by Segment for the Year Ended 2017	Performance Materials & Coatings	Industrial Intermediates & Infrastructure	Packaging & Specialty Plastics	Corp.	Total
In millions
Litigation related charges, awards and adjustments [1]	$-	$-	$137	$-	$137
Integration and separation costs [2]	-	-	-	(716)	(716)
Restructuring, goodwill and asset-related charges, net [3]	(1,578)	(17)	(716)	(431)	(2,742)
Gain on divestiture [4]	-	-	-	7	7
Transaction costs and productivity actions [5]	-	-	-	(58)	(58)
Totals	$(1,578)	$(17)	$(579)	$(1,198)	$(3,372)
[1]	Includes a gain associated with a patent infringement matter with Nova Chemicals Corporation.
[2]	Costs related to post-Merger integration and separation and distribution activities, and costs related to the Dow Silicones ownership restructure.
[3]	Includes Board approved restructuring plans, goodwill impairment, and asset-related charges, which includes other asset impairments.
[4]	Includes post-closing adjustments related to the split-off of Dow’s chlorine value chain.
[5]	Includes implementation costs associated with Dow’s restructuring programs and other productivity actions.

Significant Items by Segment for the Year Ended 2016	Performance Materials & Coatings	Industrial Intermediates & Infrastructure	Packaging & Specialty Plastics	Corp.	Total
In millions
Impact of Dow Silicones ownership restructure [1]	$1,389	$-	$-	$-	$1,389
Litigation related charges, awards and adjustments [2]	16	(1,235)	-	-	(1,219)
Asbestos-related charge [3]	-	-	-	(1,113)	(1,113)
Integration and separation costs [4]	-	-	-	(349)	(349)
Restructuring and asset-related charges, net [5]	(42)	(83)	(10)	(464)	(599)
Gain on divestiture [6]	-	-	-	6	6
Environmental charges [7]	-	(1)	(2)	(292)	(295)
Transaction costs and productivity actions [8]	-	-	-	(195)	(195)
Charge for the termination of a terminal use agreement [9]	-	-	(117)	-	(117)
Totals	$1,363	$(1,319)	$(129)	$(2,407)	$(2,492)
[1]

Includes a non-taxable gain of $1,617 million related to the Dow Silicones ownership restructure; a $213 million charge for the fair value step-up of Dow Silicones inventories; and, a pretax loss of $15 million related to the early redemption of debt incurred by Dow Silicones.

[2]

Includes a loss of $1,235 million related to Dow’s settlement of the urethane matters class action lawsuit and the opt-out cases litigation and a gain of $16 million related to a decrease in Dow Silicones’ implant liability.

[3]

Pretax charge related to Dow’s election to change its method of accounting for asbestos-related defense costs from expensing as incurred to estimating and accruing a liability. As a result of this accounting policy change, Dow recorded a pretax charge of $1,009 million for asbestos-related defense costs through the terminal date of 2049. Dow also recorded a pretax charge of $104 million to increase the asbestos-related liability for pending and future claims through the terminal date of 2049.

[4]	Costs related to the Merger and the Dow Silicones ownership restructure.
[5]

Includes Dow Board approved restructuring activities. Also reflects a pretax charge related to AgroFresh, including a partial impairment of Dow’s investment in AgroFresh Solutions Inc. ($143 million) and post-closing adjustments related to non-cash consideration ($20 million).

[6]	Includes a gain for post-closing adjustments on the split-off of the chlorine value chain.
[7]	Pretax charge for environmental remediation activities at a number of historical Dow locations, primarily resulting from the culmination of negotiations with regulators and/or final agency approval.
[8]

Includes implementation costs associated with Dow’s restructuring programs and other productivity actions. Also includes a charge of $33 million for a retained litigation matter related to Dow’s chlorine value chain.

[9]	Pretax charge related to Dow’s termination of a terminal use agreement.

Pro Forma Segment Results

Performance Materials & Coatings

The Performance Materials & Coatings segment includes industry-leading franchises that deliver a wide array of solutions into consumer and infrastructure end-markets. The segment consists of two global businesses - Coatings & Performance Monomers and Consumer Solutions. These businesses primarily utilize Dow’s acrylics-, cellulosics- and silicones-based technology platforms to serve the needs of the architectural and industrial coatings, home care and personal care end markets. Both businesses employe materials science capabilities, global reach and unique products and technology to combine chemistry platforms to deliver differentiated offerings to customers.

Performance Materials & Coatings
In millions	2018	2017	2016
Pro Forma Net Sales	$9,708	$8,892	$6,476
Pro Forma Operating EBIT	$1,306	$913	$353
Pro Forma Operating EBITDA	$2,186	$1,776	$1,015
Pro Forma Operating Equity Earnings	$4	$40	$112

2018 Versus 2017

Performance Materials & Coatings pro forma net sales were $9,708 million in 2018, up from $8,892 million in 2017. Pro forma net sales increased 9 percent, with local price up 10 percent, a benefit from currency of 1 percent, primarily in EMEAI, and volume down 2 percent. Local price increased in both businesses and all geographic regions. Consumer Solutions local price increased primarily due to disciplined price/volume management in upstream silicone intermediates, which more than offset a decrease in volume. Local price increased in Coatings & Performance Monomers in response to higher feedstock and raw material costs and favorable supply/demand fundamentals. Volume decreased in both businesses and all geographic regions, except Asia Pacific. Volume decreased in Consumer Solutions primarily as the result of targeted reductions of low-margin business, primarily in the home care market sector. Volume decreased slightly for Coatings & Performance Monomers, with a decline in all geographic regions, except Asia Pacific.

Pro forma Operating EBIT was $1,306 million in 2018, up 43 percent from pro forma Operating EBIT of $913 million in 2017. Pro Forma Operating EBIT improved compared with 2017 as higher selling prices and the favorable impact of cost synergies more than offset increased feedstock, energy and other raw material costs.

Industrial Intermediates & Infrastructure

Industrial Intermediates & Infrastructure segment consists of two customer-centric global businesses—Industrial Solutions and Polyurethanes & CAV—that develop important intermediate chemicals that are essential to manufacturing processes, as well as downstream, customized materials and formulations that use advanced development technologies. These businesses primarily produce and market ethylene oxide, propylene oxide derivatives, cellulose ethers, redispersible latex powders and acrylic emulsions that are aligned to market segments as diverse as appliances, coatings, infrastructure, oil and ga, and building and construction. The global scale and reach of these businesses, world-class technology and R&D capabilities and materials science expertise enable Dow to be a premier solutions provider offering customers value-add sustainable solutions to enhance comfort, energy efficiency, product effectiveness and durability across a wide range of home comfort and appliances, building and construction, adhesives and lubricant applications, among others. This segment also includes a portion of the results of EQUATE, TKOC, Map Ta Phut and Sadara, all joint ventures of Dow.

Dow is responsible for marketing a majority of Sadara products outside of the Middle East zone through Dow’s established sales channels. As part of this arrangement, Dow purchases and sells Sadara products for a marketing fee.

Industrial Intermediates & Infrastructure
In millions	2018	2017	2016
Pro Forma Net Sales	$15,454	$12,951	$11,100
Pro Forma Operating EBIT	$1,939	$1,729	$1,071
Pro Forma Operating EBITDA	$2,609	$2,348	$1,725
Pro Forma Equity Earnings (Losses)	$284	$172	$(18)

2018 Versus 2017

Industrial Intermediates & Infrastructure pro forma net sales were $15,454 million in 2018, up 19 percent from $12,951 million in 2017, with volume up 13 percent, local price up 5 percent and currency up 1 percent. Volume increased in all businesses and geographic regions. Polyurethanes & CAV reported volume increases in all geographic regions, except Latin America, reflecting increased supply from Sadara. Industrial Solutions volume increased in all geographic regions reflecting greater production from Sadara and increased demand in industrial specialties. Local price increased in all businesses and geographic regions, except Asia Pacific. Local price increases were driven by higher feedstock and other raw material costs, pricing initiatives and strong demand for caustic soda, propylene glycols and propylene oxide which more than offset price decline in isocyanates. Currency had a benefit of 1 percent, primarily in EMEAI.

Pro forma Operating EBIT was $1,939 million in 2018, up 12 percent from pro forma Operating EBIT of $1,729 million in 2017. Pro forma Operating EBIT increased as the impact of higher selling prices, the benefit from currency on sales, cost synergies, higher equity earnings from the Kuwait joint ventures and lower equity losses from Sadara more than offset contraction in isocyanates margins and higher feedstock and other raw material costs.

Packaging & Specialty Plastics

The Packaging & Specialty Plastics segment is a world leader in plastics and consists of two highly integrated global businesses: Hydrocarbons & Energy and Packaging and Specialty Plastics. The segment employs the industry’s broadest polyolefin product portfolio, supported by Dow’s proprietary catalyst and manufacturing process technologies, to work at the customer’s design table throughout the value chain to deliver more reliable and durable, higher performing, and more sustainable plastics to customers in food and specialty packaging; industrial and consumer packaging; health and hygiene; caps, closures and pipe applications; consumer durables; and infrastructure. This segment also includes the results of TKSC and The SCG-Dow Group, as well as a portion of the results of EQUATE, TKOC, Map Ta Phut and Sadara, all joint ventures of Dow.

Dow is responsible for marketing a majority of Sadara products outside of the Middle East zone through Dow’s established sales channels. As part of this arrangement, Dow purchases and sells Sadara products for a marketing fee.

Packaging & Specialty Plastics
In millions	2018	2017	2016
Pro Forma Net Sales	$24,250	$22,546	$18,405
Pro Forma Operating EBIT	$3,669	$3,712	$3,845
Pro Forma Operating EBITDA [1]	$4,916	$4,776	$4,633
Pro Forma Equity Earnings	$287	$194	$137

2018 Versus 2017

Packaging & Specialty Plastics pro forma net sales were $24,250 million in 2018, up 8 percent from net sales of $22,546 million in 2017, with volume up 5 percent, currency up 2 percent, primarily in EMEAI, and local price up 1 percent. Volume increased in both businesses and across all geographic regions primarily due to new capacity additions on the U.S. Gulf Coast and increased supply from Sadara. Packaging and Specialty Plastics’ volume growth was driven by increased demand in industrial and consumer packaging, food and specialty packaging, health and hygiene solutions and elastomer applications. Hydrocarbons & Energy volume increased primarily due to higher sales of ethylene and ethylene by-products. Local price increased in all geographic regions, except U.S. & Canada. Hydrocarbons & Energy local price increased as a result of higher Brent crude oil prices, which increased approximately 30 percent compared with 2017. Packaging and Specialty Plastics local price was flat when compared with 2017 as local price increases in Latin America were offset by declines in EMEAI.

Pro forma Operating EBIT was $3,669 million in 2018, down 1 percent from pro forma Operating EBIT of $3,712 million in 2017. Pro forma Operating EBIT decreased in 2018 as higher feedstock and raw material costs, increased costs from planned maintenance turnarounds and the impact of weather-related disruptions on the U.S. Gulf Coast more than offset the impact of higher sales volume reflecting additional capacity from growth projects, higher selling prices, the benefit of currency on sales, cost synergies, higher equity earnings and lower startup and commissioning costs.

Corporate

Corporate includes certain enterprise and governance activities (including insurance operations, environmental operations, etc.); non-business aligned joint ventures; gains and losses on sales of financial assets; non-business aligned litigation expenses; discontinued or non-aligned businesses; and foreign exchange gains (losses).

Corporate
In millions	2018	2017	2016
Pro Forma Net sales	$285	$383	$280
Pro Forma Operating EBIT	$(737)	$(793)	$(781)
Pro Forma Operating EBITDA	$(601)	$(655)	$(660)
Pro Forma Equity Losses	$(20)	$(8)	$(29)

2018 Versus 2017

Pro forma net sales for Corporate, which primarily relate to insurance operations, were $285 million in 2018, compared with pro forma net sales of $383 million in 2017.

Pro forma Operating EBIT was a loss of $737 million in 2018, compared with a pro forma Operating EBIT loss of $793 million in 2017. Pro forma Operating EBIT in 2018 included $136 million of depreciation and amortization expense, $119 million of foreign exchange losses and $360 million of costs previously aligned to Dow AgCo and Dow SpecCo that could not be treated as discontinued operations. Pro Forma operating EBIT in 2017 included $138 million of depreciation and amortization expense, $72 million of foreign exchange losses and $435 million of costs previously aligned to Dow AgCo and Dow SpecCo that could not be treated as discontinued operations.

Market-Based Ethylene Change

Effective with the separation and distribution, Dow intends to change its practice of transferring ethylene to its downstream derivative businesses at cost to transferring ethylene at market-based prices. These transfers will occur at prices generally equivalent to prevailing market prices for large volume purchases. As a result of this change, Operating EBIT for the Hydrocarbons & Energy business (part of the Packaging & Specialty Plastics segment) will increase, offset by a decrease in Operating EBIT for the following businesses: Industrial Solutions, Polyurethanes & CAV and Packaging & Specialty Plastics. The estimated impact of this change to 2018 and 2017 Operating EBIT, by segment, is provided in the following table. The impact of this change is not reflected in the pro forma Operating EBIT or pro forma Operating EBITDA values provided in the “Summary of Pro Forma Segment Results” or “Pro Forma Segment Results” sections of this document.

	2018	2017
Operating Segment	Estimated Range of Impact on Operating EBIT
Industrial Intermediates & Infrastructure	Decrease - $100—$110 million	Decrease - $170—$180 million
Packaging & Specialty Plastics	Increase - $100—$110 million	Increase - $170—$180 million

SELECTED CONSOLIDATED FINANCIAL DATA OF HISTORICAL DOW

The following table presents selected consolidated financial data for Historical Dow. The selected consolidated financial data for each of the years in the three-year period ended December 31, 2018 and the selected consolidated balance sheet data as of December 31, 2018 and December 31, 2017 have been derived from the Historical Dow 2018 Financial Statements, which are filed as Exhibit 99.2 to the Form 10 and are incorporated in this information statement by reference thereto. The selected consolidated financial data for each of the years ended December 31, 2015 and December 31, 2014 and the selected balance sheet data as of December 31, 2016, December 31, 2015, and December 31, 2014 have been derived from Historical Dow’s audited consolidated financial statements as of and for such years, which are not included in this information statement.

The financial data for Historical Dow includes the financial results for Historical Dow’s agricultural sciences and specialty products businesses that will not be part of Dow and does not reflect other changes that Dow expects to experience in the future in connection with the separation and distribution, including the Internal Reorganization and Business Realignment, which are reflected in the pro forma financial statements discussed in the section entitled “Unaudited Pro Forma Combined Financial Information.” See also “Merger, Intended Separations, Reorganization and Financial Statement Presentation” and “Dow’s Relationship with New DuPont and Corteva Following the Distribution—Separation Agreement.” In addition, the financial data for Historical Dow does not reflect costs or changes that Dow expects to experience in the future as a result of the separation and distribution. Consequently, the financial data included here does not necessarily reflect what Dow’s financial position, results of operations and cash flows would have been had it been an independent, publicly traded company holding solely the materials science business of DowDuPont during the periods presented. Accordingly, these historical results should not be relied upon as an indicator of Dow’s historical and future performance.

For a better understanding, this section should be read in conjunction with the sections entitled “Management’s Discussion and Analysis of Financial Condition and Results of Operations for Dow,” “The Business” and “Merger, Intended Separations, Reorganization and Financial Statement Presentation” as well as the Historical Dow 2018 Financial Statements, which are incorporated by reference herein from the pertinent pages thereof that are filed as Exhibit 99.2 to the Form 10, and the pro forma financial statements and notes thereto included in the section entitled “Unaudited Pro Forma Combined Financial Information.”

Selected Consolidated Financial Data Dollars in millions, except as noted	Year Ended Dec 31,
	2018	2017	2016	2015	2014
Summary of Operations:
Net sales	$60,278	$55,508	$48,158	$48,778	$58,167
Net income [1]	$4,633	$595	$4,404	$7,783	$3,839
Per share of common stock:
Net income per TDCC common share – basic [1,2]	N/A	N/A	$3.57	$6.45	$2.91
Net income per TDCC common share – diluted [1,2]	N/A	N/A	$3.52	$6.15	$2.87
Cash dividends declared per share of TDCC common stock [2]	N/A	$1.38	$1.84	$1.72	$1.53
Book value per share of TDCC common stock [2]	N/A	N/A	$21.70	$23.06	$19.71
Year-end Financial Position:
Total assets [3,4,5]	$77,378	$79,940	$79,511	$67,938	$68,639
Long-term debt [4]	$19,254	$19,765	$20,456	$16,215	$18,741
Financial Ratios:
Research and development expenses as percent of net sales [6]	2.5%	3.0%	3.3%	3.2%	2.8%
Income before income taxes as percent of net sales [1]	9.8%	5.0%	9.2%	20.4%	9.1%
Return on stockholders’ equity [4]	16.8%	1.8%	15.3%	34.4%	18.6%
Debt as a percent of total capitalization	41.6%	43.7%	44.0%	39.7%	45.5%
[1]	The 2016 values include the impact of a change in accounting policy for asbestos-related defense and processing costs.
[2]

Effective upon completion of the Merger at 11:59 P.M. on August 31, 2017, Historical Dow has 100 shares of common stock issued and outstanding, all of which are owned by its parent company, DowDuPont. As a result, Historical Dow’s earnings per share and book value per share of common stock are not provided for the years ended December 31, 2018 and 2017 as the information is not meaningful.

[3]

The 2018 opening balance sheet was adjusted for the adoption of ASU 2014-09, “Revenue from Contracts with Customers (Topic 606) and the associated ASUs (collectively, “Topic 606”) and ASU 2016-16 in 2018.

[4]	The 2014 value was adjusted for the reclassification of debt issuance costs related to the adoption of ASU 2015-03 in 2015.
[5]	The 2015 and 2014 values were adjusted for the adoption of ASU 2015-17 in 2016.
[6]	Values were adjusted for the adoption of ASU 2017-07 in 2018.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION

AND RESULTS OF OPERATIONS OF HISTORICAL DOW

You should read the following in conjunction with the sections of this information statement entitled “Risk Factors,” “Cautionary Statement Concerning Forward-Looking Statements,” “Selected Consolidated Financial Data of Historical Dow,” “Merger, Intended Separations, Reorganization and Financial Statement Presentation,” “Unaudited Pro Forma Combined Financial Information,” “The Business” and “Dow’s Relationship with New DuPont and Corteva Following the Distribution—Separation Agreement” as well as the Historical Dow 2018 Financial Statements and related notes thereto, which are incorporated by reference into this information statement from the pertinent pages thereof filed as Exhibit 99.2 to the Form 10.

This management’s discussion and analysis of the results of operations and financial condition of Historical Dow (“MD&A”) is provided in addition to, and should be read in conjunction with, the financial statements of Historical Dow and the related notes thereto that are filed as Exhibit 99.2 to the Form 10 and are incorporated herein by reference thereto. This MD&A has been included to help provide an understanding of Historical Dow’s financial condition, changes in financial condition and the results of Historical Dow’s operations.

The financial information and results of operations that are discussed in this section principally relate to Historical Dow. Consequently, the discussion in this section relates to Historical Dow as it is currently comprised, without giving effect to the Internal Reorganization and Business Realignment and other transactions that will occur in connection with the separation and distribution, and the financial information discussed below is derived from the consolidated financial statements of Historical Dow, which are incorporated by reference into this information statement from the pertinent pages of the Historical Dow 2018 Financial Statements filed as Exhibit 99.2 to the Form 10. The discussion in this section therefore includes Historical Dow’s agricultural sciences and specialty products businesses, and does not reflect Dow as it will be constituted following the separation as a pure-play, materials science company. As a result, the discussion does not necessarily reflect the financial position, results of operations or cash flows of Dow following the separation or what Dow’s financial position, results of operations and cash flows would have been had Dow been a separate, standalone pure-play materials science company during the periods presented. See “Merger, Intended Separations, Reorganization and Financial Statement Presentation” and “Dow’s Relationship with New DuPont and Corteva Following the Distribution—Separation Agreement” for a discussion of the Internal Reorganization and Business Realignment and related transactions in connection with the separation and distribution.

Some of the discussion in this MD&A may include forward-looking statements. Forward-looking statements often contain words such as “anticipate,” “believe,” “estimate,” “expect,” “future,” “intend,” “may,” “opportunity,” “outlook,” “plan,” “project,” “see,” “seek,” “should,” “strategy,” “target,” “will,” “would,” “will be,” “will continue,” “will likely result” and similar expressions and variations or negatives of these words. Forward-looking statements are based on current expectations and assumptions that are subject to risks and uncertainties which may cause actual results to differ materially from the forward-looking statements. Forward-looking statements also involve risks and uncertainties, many of which are beyond Historical Dow’s and Dow’s control. For further discussion of some of the important factors that could cause Historical Dow’s and Dow’s actual results to differ materially from those projected in any such forward-looking statements, see the section entitled “Risk Factors” as well as the sections entitled “Cautionary Statement Concerning Forward-Looking Statements” and “The Business.”

Historical Dow’s Principal Product Groups

As a subsidiary of DowDuPont, Historical Dow’s business activities are components of its parent company’s business operations. Accordingly, Historical Dow does not have any separate reportable business segments. Historical Dow nonetheless maintains information for its principal product groups, as disclosed in periodic filings with the SEC and described below.

The following is a description of Historical Dow’s principal product groups, which are used in the “Results of Operations” discussion that follows. Additionally, the principal product groups have been categorized to reflect their alignment with the Dow AgCo (agriculture), Dow (materials science) and Dow SpecCo (specialty products) divisions of DowDuPont.

Principal Product Groups Aligned with Dow (Materials Science)

Coatings & Performance Monomers

Coatings & Performance Monomers makes critical ingredients and additives that help advance the performance of paints and coatings. The product grouping offers innovative and sustainable products to accelerate paint and coatings performance across diverse market segments, including architectural paints and coatings, as well as industrial coatings applications used in maintenance and protective industries, wood, metal packaging, traffic markings, thermal paper and leather. These products enhance coatings by improving hiding and coverage characteristics, enhancing durability against nature and the elements, reducing volatile organic compounds (“VOC”) content, reducing maintenance and improving ease of application. Coatings & Performance Monomers also manufactures critical building blocks based on acrylics needed for the production of coatings, textiles, and home and personal care products.

Consumer Solutions

Consumer Solutions uses innovative, versatile silicone-based technology to provide ingredients and solutions to customers in high performance building, consumer goods, elastomeric applications and the pressure sensitive adhesives industry that help them meet modern consumer preferences in attributes such as texture, feel, scent, durability and consistency; provides a wide array of silicone-based products and solutions that enable Historical Dow’s customers to increase the appeal of their products, extend shelf life, improve performance of products under a wider range of conditions and provide a more sustainable offering; provides standalone silicone materials that are used as intermediates in a wide range of applications including adhesion promoters, coupling agents, crosslinking agents, dispersing agents and surface modifiers; and collaborates closely with global and regional brand owners to deliver innovative solutions for creating new and unrivaled consumer benefits and experiences in cleaning, laundry and skin and hair care applications, among others.

Hydrocarbons & Energy

Hydrocarbons & Energy is the largest global producer of ethylene, an internal feedstock, and a leading producer of propylene and aromatics products that are used to manufacture materials that consumers use every day. It also produces and procures the power and feedstocks used by Historical Dow’s manufacturing sites.

Industrial Solutions

Industrial Solutions is the world’s largest producer of purified ethylene oxide. It provides a broad portfolio of solutions that address world needs by enabling and improving the manufacture of consumer and industrial goods and services, including products and innovations that minimize friction and heat in mechanical processes, manage the oil and water interface, deliver ingredients for maximum effectiveness, facilitate dissolvability, enable product identification and provide the foundational building blocks for the development of chemical technologies. Industrial Solutions supports manufacturers associated with a large variety of end-markets, notably better crop protection offerings in agriculture, coatings, detergents and cleaners, solvents for electronics processing, inks and textiles.

Packaging and Specialty Plastics

Packaging and Specialty Plastics serves growing, high-value sectors using world-class technology, broad existing product lines and a rich product pipeline that creates competitive advantages for the entire packaging value chain.

Historical Dow is also a leader in polyolefin elastomers and ethylene propylene diene monomer (“EPDM”) rubber serving automotive, consumer, wire and cable and construction markets. Market growth is expected to be driven by major shifts in population demographics; improving socioeconomic status in emerging geographies; consumer and brand owner demand for increased functionality; global efforts to reduce food waste; growth in telecommunications networks; global development of electrical transmission and distribution infrastructure; and renewable energy applications.

Polyurethanes & CAV

Polyurethanes & Chlor-Alkali & Vinyl (“CAV”) is the world’s largest producer of propylene oxide, propylene glycol and polyether polyols, and a leading producer of aromatic isocyanates and fully formulated polyurethane systems for rigid, semi-rigid and flexible foams, and coatings, adhesives, sealants, elastomers and composites that serve energy efficiency, consumer comfort, industrial and enhanced mobility market sectors. Polyurethanes & CAV provides cost advantaged chlorine and caustic soda supply and markets caustic soda, a valuable co-product of the chlor-alkali manufacturing process, and ethylene dichloride and vinyl chloride monomer. The product grouping also provides cellulose ethers, redispersible latex powders, silicones and acrylic emulsions used as key building blocks for differentiated building and construction materials across many market segments and applications ranging from roofing and flooring to gypsum-, cement-, concrete- or dispersion-based building materials.

Corporate

Corporate includes certain enterprise and governance activities (including insurance operations, environmental operations, etc.); non-business aligned joint ventures; gains and losses on sales of financial assets; non-business aligned litigation expenses; discontinued or non-aligned businesses; and foreign exchange gains (losses).

Principal Product Groups Aligned with Dow AgCo (Agriculture)

Crop Protection

Crop Protection serves the global production agriculture industry with crop protection products for field crops such as wheat, corn, soybean and rice, and specialty crops such as trees, fruits and vegetables. Principal crop protection products are weed control, disease control and insect control offerings for foliar or soil application or as a seed treatment.

Seed

Seed provides seed/plant biotechnology products and technologies to improve the productivity and profitability of its customers. Seed develops, produces and markets canola, cereals, corn, cotton, rice, soybean and sunflower seeds.

Principal Product Groups Aligned with Dow SpecCo (Specialty Products)

Electronics & Imaging

Electronics & Imaging is a leading global supplier of differentiated materials and systems for a broad range of consumer electronics including mobile devices, television monitors, personal computers and electronics used in a variety of industries. Historical Dow offers a broad portfolio of semiconductor and advanced packaging materials including chemical mechanical planarization (“CMP”) pads and slurries, photoresists and advanced coatings for lithography, metallization solutions for back-end-of-line advanced chip packaging, and silicones for light emitting diode (“LED”) packaging and semiconductor applications. This product line also includes innovative metallization processes for metal finishing, decorative and industrial applications and cutting-edge materials for the manufacturing of rigid and flexible displays for liquid crystal displays and quantum dot applications.

Industrial Biosciences

Industrial Biosciences is an innovator that works with customers to improve the performance, productivity and sustainability of their products and processes through advanced microbial control technologies such as advanced diagnostics and biosensors, ozone delivery technology and biological microbial control.

Nutrition & Health

Nutrition & Health uses cellulosics and other technologies to improve the functionality and delivery of food and the safety and performance of pharmaceutical products.

Safety & Construction

Safety & Construction unites market-driven science with the strength of highly regarded brands such as STYROFOAM™ brand insulation products, GREAT STUFF™ insulating foam sealants and adhesives, and DOW FILMTEC™ reverse osmosis and nanofiltration elements to deliver products to a broad array of markets including industrial, building and construction, consumer and water processing. Safety & Construction is a leader in the construction space, delivering insulation, air sealing and weatherization systems to improve energy efficiency, reduce energy costs and provide more sustainable buildings. Safety & Construction is also a leading provider of purification and separation technologies including reverse osmosis membranes and ion exchange resins to help customers with a broad array of separation and purification needs such as reusing waste water streams and making more potable drinking water.

Transportation & Advanced Polymers

Transportation & Advanced Polymers provides high-performance adhesives, lubricants and fluids to engineers and designers in the transportation, electronics and consumer end-markets. Key products include MOLYKOTE® lubricants, DOW CORNING® silicone solutions for healthcare, MULTIBASE™ TPSiV™ silicones for thermoplastics and BETASEAL™, BETAMATE™ and BETAFORCE™ structural and elastic adhesives.

Results of Operations of Historical Dow

Net Sales

The following table summarizes sales variances by geographic region from the prior year:

Sales Variances by Geographic Region Percentage change from prior year	Local Price & Product Mix	Currency	Volume	Portfolio & Other	Total
2018
U.S. & Canada	3%	—%	1%	—%	4%
EMEA	4	4	3	—	11
Asia Pacific	2	1	15	(1)	17
Latin America	3	—	3	(3)	3
Total	4%	1%	5%	(1)%	9%

2017
U.S. & Canada	6%	—%	5%	4%	15%
EMEA	10	1	6	3	20
Asia Pacific	4	—	7	7	18
Latin America	2	—	(1)	—	1
Total	6%	—%	5%	4%	15%

2016
U.S. & Canada	(7)%	—%	3%	2%	(2)%
EMEA	(6)	(1)	4	(1)	(4)
Asia Pacific	(6)	—	6	9	9
Latin America	(6)	—	—	(1)	(7)
Total	(6)%	—%	3%	2%	(1)%

The following table provides sales to external customers by principal product group:

Sales to External Customers by Principal Product Group In millions	2018	2017	2016
Aligned with Dow (Materials Science)
Coatings & Performance Monomers	$3,987	$3,761	$3,362
Consumer Solutions	5,660	5,067	3,077
Polyurethanes & CAV	10,368	8,548	7,143
Industrial Solutions	4,736	4,083	3,675
Packaging and Specialty Plastics	15,239	14,110	13,316
Hydrocarbons & Energy	7,401	6,831	5,088
Corporate	285	383	281
Other	20	18	14
Aligned with Dow AgCo (Agriculture)
Crop Protection	$4,666	$4,553	$4,628
Seed	1,003	1,393	1,545
Aligned with Dow SpecCo (Specialty Products)
Electronics & Imaging	$2,630	$2,615	$2,307
Industrial Biosciences	500	484	419
Nutrition & Health	598	563	529
Safety & Construction	1,983	1,932	1,877
Transportation & Advanced Polymers	1,202	1,167	897
Total Net Sales	$60,278	$55,508	$48,158

Net sales for 2018 were $60.3 billion, up 9 percent from $55.5 billion in 2017, driven by higher sales volume, reflecting additional capacity from U.S. Gulf Coast growth projects and increased supply from Sadara Chemical Company (“Sadara”), increased local price and the favorable impact of currency. Sales increased in all geographic regions with double-digit gains in Asia Pacific (up 17 percent) and EMEA (up 11 percent). Volume increased 5 percent as increases in Polyurethanes & CAV, Packaging and Specialty Plastics, Industrial Solutions, Hydrocarbons & Energy, Electronics & Imaging, Nutrition & Health and Safety & Construction more than offset declines in Seed, Consumer Solutions, Coatings & Performance Monomers, Industrial Biosciences and Transportation & Advanced Polymers. Volume was flat in Crop Protection. Volume increased in all geographic regions, including a double-digit increase in Asia Pacific (up 15 percent). Local price increased 4 percent, primarily in response to higher feedstock and raw material costs and pricing initiatives. Local price increased in all geographic regions and across all principal product groups, except Packaging and Specialty Plastics and Electronics & Imaging which were flat, with the most notable increases in Consumer Solutions, Polyurethanes & CAV, Hydrocarbons & Energy, Coatings & Performance Monomers and Industrial Solutions. Portfolio & Other decreased sales 1 percent, reflecting the divestiture of the global Ethylene Acrylic Acid copolymers and ionomers business (“EAA Business”), a portion of Dow AgroSciences’ corn seed business in Brazil (“DAS Divested Ag Business”) and the divestiture of SKC Haas Display Films group of companies. Currency increased sales by 1 percent, driven primarily by EMEA (up 4 percent).

Net sales for 2017 were $55.5 billion, up 15 percent from $48.2 billion in 2016, primarily reflecting increased local price, higher sales volume and the addition of the Dow Silicones business. Sales increased in all geographic regions with double-digit increases in EMEA (up 20 percent), Asia Pacific (up 18 percent) and U.S. & Canada (up 15 percent). Local price increased 6 percent, with increases in all geographic regions, including a double-digit increase in EMEA (up 10 percent), driven by broad-based pricing actions as well as higher feedstock and raw material prices. Local price increased across most principal product groups with the most notable increases in Hydrocarbons & Energy, Polyurethanes & CAV, Coatings & Performance Monomers, Packaging and Specialty Plastics, Industrial Solutions and Consumer Solutions. Local price was flat in Safety & Construction and Transportation & Advanced Polymers and declined in Crop Protection, Electronics & Imaging and Industrial Biosciences. Volume increased 5 percent, with increases across all principal product groups, except Seed, with notable increases reported in Hydrocarbons & Energy, Polyurethanes & CAV, Packaging and Specialty Plastics, Electronics & Imaging and Industrial Solutions. Volume was flat in Crop Protection. Volume increased in all geographic regions, except Latin America (down 1 percent). Portfolio & Other increased sales 4 percent, primarily reflecting the addition of the Dow Silicones business, partially offset by divestitures, including the SKC Haas Display Films group of companies, the EAA Business and the DAS Divested Ag Business.

Cost of Sales

Cost of sales (“COS”) was $47.7 billion in 2018, up $4.1 billion from $43.6 billion in 2017. COS increased in 2018 primarily due to increased sales volume, which reflected additional capacity from U.S. Gulf Coast growth projects and increased supply from Sadara, higher feedstock and other raw material costs and increased planned maintenance turnaround costs which more than offset lower commissioning expenses related to U.S. Gulf Coast growth projects and cost synergies. COS as a percentage of sales was 79.1 percent in 2018 compared with 78.6 percent in 2017.

COS was $43.6 billion in 2017, up $5.9 billion from $37.7 billion in 2016, primarily due to increased sales volume, higher feedstock, energy and other raw material costs, higher commissioning expenses related to U.S. Gulf Coast growth projects, and the addition of the Dow Silicones business. COS as a percentage of sales was 78.6 percent in 2017 compared with 78.2 percent in 2016. See Note 5 to the Historical Dow 2018 Financial Statements, which are incorporated by reference herein from the pertinent pages thereof filed as Exhibit 99.2 to the Form 10, for additional information on the Dow Silicones ownership restructure.

Personnel Count

Historical Dow permanently employed approximately 54,000 people at December 31, 2018 and 2017, down from approximately 56,000 people at December 31, 2016, primarily due to the Historical Dow’s restructuring programs.

Research and Development Expenses

Research and development (“R&D”) expenses were $1,536 million in 2018, compared with $1,648 million in 2017 and $1,593 million in 2016. In 2018, R&D expenses decreased primarily due to cost synergies and lower performance-based compensation costs. In 2017, R&D expenses increased primarily due to the addition of the Dow Silicones business.

Selling, General and Administrative Expenses

Selling, general and administrative (“SG&A”) expenses were $2,846 million in 2018, compared with $2,920 million in 2017 and $2,953 million in 2016. In 2018, SG&A expenses decreased primarily due to cost synergies and lower performance-based compensation costs. In 2017, SG&A expenses decreased as cost reduction initiatives and reduced litigation expenses, as a result of the favorable impact from the recovery of costs related to the Nova Chemicals Corporation (“Nova”) patent infringement award, more than offset higher spending from the addition of the Dow Silicones business. See Note 16 to the Historical Dow 2018 Financial Statements, which are incorporated by reference herein from the pertinent pages thereof filed as Exhibit 99.2 to the Form 10, for additional information on the Nova award.

Amortization of Intangibles

Amortization of intangibles was $622 million in 2018, essentially flat compared with $624 million in 2017. Amortization of intangibles in 2017 increased from $544 million in 2016, primarily due to the addition of the Dow Silicones business. See Note 13 to the Historical Dow 2018 Financial Statements, which are incorporated by reference herein from the pertinent pages thereof filed as Exhibit 99.2 to the Form 10, for additional information on intangible assets.

Restructuring, Goodwill Impairment and Asset Related Charges—Net

DowDuPont Agriculture Division Restructuring Program

During the fourth quarter of 2018 and in connection with the ongoing integration activities, DowDuPont approved restructuring actions to simplify and optimize certain organizational structures within the Agriculture division in preparation for its intended separation as a standalone company (“Agriculture Division Program”). As a result of these actions, Historical Dow expects to record total pretax restructuring charges of $31 million, comprised of $28 million of severance and related benefit costs and $3 million of asset write-downs and write-offs. For the year ended December 31, 2018, Historical Dow recorded pretax restructuring charges of $25 million, consisting of severance and related benefit costs of $24 million and asset write-downs and write-offs of $1 million. Historical Dow expects actions related to the Agriculture Division Program to be substantially complete by mid 2019.

DowDuPont Cost Synergy Program

In September and November 2017, DowDuPont approved post-merger restructuring actions under the DowDuPont Cost Synergy Program (the “Synergy Program”) which is designed to integrate and optimize the organization following the Merger and in preparation for the Intended Business Separations. Historical Dow expects to record total pretax restructuring charges of approximately $1.3 billion, which included initial estimates of approximately $525 million to $575 million of severance and related benefit costs; $400 million to $440 million of asset write-downs and write-offs, and $290 million to $310 million of costs associated with exit and disposal activities.

As a result of the Synergy Program, Historical Dow recorded pretax restructuring charges of $687 million in 2017, consisting of severance and related benefit costs of $357 million, asset write-downs and write-offs of $287 million and costs associated with exit and disposal activities of $43 million. For the year ended December 31, 2018, Historical Dow recorded pretax restructuring charges of $551 million, consisting of severance and related benefit costs of $204 million, asset write-downs and write-offs of $226 million and costs associated with exit and disposal activities of $121 million. Historical Dow expects to record additional restructuring charges during 2019 and substantially complete the Synergy Program by the end of 2019.

2016 Restructuring

On June 27, 2016, TDCC’s Board of Directors approved a restructuring plan that incorporated actions related to the ownership restructure of Dow Silicones. These actions, aligned with Historical Dow’s value growth and synergy targets, resulted in a global workforce reduction of approximately 2,500 positions, with most of these positions resulting from synergies related to the ownership restructure of Dow Silicones. As a result of these actions, Historical Dow recorded pretax restructuring charges of $449 million in the second quarter of 2016, consisting of severance and related benefit costs of $268 million, asset write-downs and write-offs of $153 million and costs associated with exit and disposal activities of $28 million.

In 2017, Historical Dow recorded a favorable adjustment to the 2016 restructuring charge related to costs associated with exit and disposal activities of $7 million.

In 2018, Historical Dow recorded a favorable adjustment to the 2016 restructuring charge related to severance and related benefit costs of $8 million and an unfavorable adjustment to costs associated with exit and disposal activities of $14 million. The 2016 restructuring activities were substantially complete at June 30, 2018, with remaining liabilities for severance and related benefit costs and costs associated with exit and disposal activities to be settled over time. See Note 7 to the Historical Dow 2018 Financial Statements, which are incorporated by reference herein from the pertinent pages thereof filed as Exhibit 99.2 to the Form 10, for details on the Historical Dow’s restructuring activities.

Goodwill Impairment

Upon completion of the goodwill impairment testing in the fourth quarter of 2017, Historical Dow determined the fair value of the Coatings & Performance Monomers reporting unit was lower than its carrying amount. As a result, Historical Dow recorded an impairment charge of $1,491 million in the fourth quarter of 2017. There were no impairment charges in 2016 or 2018. See Note 13 to the Historical Dow 2018 Financial Statements, which are incorporated by reference herein from the pertinent pages thereof filed as Exhibit 99.2 to the Form 10, for additional information on the impairment charge.

Asset Related Charges

2018 Charges

In 2018, Historical Dow recognized an additional pretax impairment charge of $34 million related primarily to capital additions made to the biopolymers manufacturing facility in Santa Vitoria, Minas Gerais, Brazil, which was impaired in 2017.

2017 Charges

In 2017, Historical Dow recognized a $622 million pretax impairment charge related to a biopolymers manufacturing facility in Santa Vitoria, Minas Gerais, Brazil. Historical Dow determined it would not pursue an expansion of the facility’s ethanol mill into downstream derivative products, primarily as a result of cheaper ethane-based production as well as Historical Dow’s new assets coming online on the U.S. Gulf Coast which can be used to meet growing market demands in Brazil. As a result of this decision, cash flow analysis indicated the carrying amount of the impacted assets was not recoverable.

Historical Dow also recognized other pretax impairment charges of $317 million in the fourth quarter of 2017, including charges related to manufacturing assets of $230 million, an equity method investment of $81 million and other assets of $6 million.

2016 Charges

In 2016, Historical Dow recognized a $143 million pretax impairment charge related to its equity interest in AgroFresh Solutions, Inc. (“AFSI”) due to a decline in the market value of AFSI. See Notes 7, 12, 22 and 23 to the Historical Dow 2018 Financial Statements, which are incorporated by reference herein from the pertinent pages thereof filed as Exhibit 99.2 to the Form 10, for additional information on asset related charges.

Integration and Separation Costs

Integration and separation costs, which reflect costs related to the Merger and the ownership restructure of Dow Silicones (through May 31, 2018), as well as post-Merger integration and Intended Business Separation activities, were $1,044 million in 2018, $786 million in 2017 and $349 million in 2016. In 2018, integration and separation costs ramped up as a result of post-merger integration and Intended Business Separation activities.

Asbestos-Related Charge

In 2016, Historical Dow and Union Carbide Corporation (“Union Carbide”), a wholly owned subsidiary, elected to change the method of accounting for asbestos-related defense and processing costs from expensing as incurred to estimating and accruing a liability. As a result of this accounting policy change, Historical Dow recorded a pretax charge of $1,009 million for asbestos-related defense costs through the terminal year of 2049. Historical Dow also recorded a pretax charge of $104 million to increase the asbestos-related liability for pending and future claims through the terminal year of 2049. There was no adjustment to the asbestos-related liability for pending and future claims and defense and processing costs in 2017 or 2018. See Notes 1 and 16 to the Historical Dow 2018 Financial Statements, which are incorporated by reference herein from the pertinent pages thereof filed as Exhibit 99.2 to the Form 10, for additional information on asbestos-related matters.

Equity in Earnings of Nonconsolidated Affiliates

Historical Dow’s share of the earnings of nonconsolidated affiliates in 2018 was $950 million, compared with $762 million in 2017 and $442 million in 2016. In 2018, equity earnings increased as higher earnings from the Kuwait joint ventures, lower equity losses from Sadara and higher earnings from the HSC Group, which included settlements with a customer related to long-term polysilicon sales agreements, were partially offset by lower equity earnings from the Thai joint ventures.

In 2017, equity earnings increased as lower equity losses from Sadara and higher equity earnings from the Kuwait joint ventures and the HSC Group, which included settlements with a customer related to long-term polysilicon sales agreements, were partially offset by the impact of the Dow Silicones ownership restructure and lower equity earnings from the Thai joint ventures.

Sundry Income (Expense)—Net

Sundry income (expense) – net includes a variety of income and expense items such as foreign currency exchange gains and losses, interest income, dividends from investments, gains and losses on sales of investments and assets, non-operating pension and other postretirement benefit plan credits or costs, and certain litigation matters. Sundry income (expense)—net for 2018 was income of $181 million, compared with income of $195 million in 2017 and income of $1,486 million in 2016.

In 2018, sundry income (expense)—net included non-operating pension and other postretirement benefit plan credits, interest income and gains on sales of assets and investments which more than offset foreign currency exchange losses, a loss of $54 million on the early extinguishment of debt and a loss of $47 million for post-closing adjustments related to the Dow Silicones ownership restructure. See Notes 8 and 15 to the Historical Dow 2018 Financial Statements, which are incorporated by reference herein from the pertinent pages thereof filed as Exhibit 99.2 to the Form 10, for additional information.

In 2017, sundry income (expense)—net included a $635 million gain on the divestiture of the DAS Divested Ag Business, a $227 million gain on the divestiture of the EAA Business, a $137 million gain related to the Nova patent infringement matter, interest income and gains on sales of assets and investments. These gains more than offset $682 million of non-operating pension and other postretirement benefit costs, primarily related to a settlement charge for a U.S. non-qualified pension plan, a $469 million loss related to the Bayer CropScience arbitration matter and foreign currency exchange losses. See Notes 1, 2, 6, 8, 16 and 19 to the Historical Dow 2018 Financial Statements, which are incorporated by reference herein from the pertinent pages thereof filed as Exhibit 99.2 to the Form 10, for additional information.

In 2016, sundry income (expense)—net included a $2,445 million gain related to the Dow Silicones ownership restructure, a $27 million favorable adjustment related to a decrease in Dow Silicone’s implant liability, interest income and gains on sales of assets and investments. These gains more than offset a $1,235 million loss related to Historical Dow’s settlement of the urethane matters class action lawsuit and the opt-out cases litigation, $41 million of costs associated with transactions and productivity actions, $26 million of charges for post-closing adjustments related to divestitures and foreign currency exchange losses. See Notes 5, 8 and 9 to the Historical Dow 2018 Financial Statements, which are incorporated by reference herein from the pertinent pages thereof filed as Exhibit 99.2 to the Form 10, for additional information.

Interest Expense and Amortization of Debt Discount

Interest expense and amortization of debt discount was $1,118 million in 2018, up from $976 million in 2017, primarily reflecting the effect of lower capitalized interest as a result of decreased capital spending. Interest expense and amortization of debt discount in 2017 was up from $858 million in 2016, primarily reflecting the effect of the long-term debt assumed in the Dow Silicones ownership restructure. See the section below entitled “Liquidity and Capital Resources—Historical Dow” as well as Notes 11 and 15 to the Historical Dow 2018 Financial Statements, which are incorporated by reference herein from the pertinent pages thereof filed as Exhibit 99.2 to the Form 10, for additional information related to debt financing activity.

Provision for Income Taxes

Historical Dow’s effective tax rate fluctuates based on, among other factors, where income is earned, the level of income relative to tax attributes and the level of equity earnings, since most earnings from Historical Dow’s equity method investments are taxed at the joint venture level. The underlying factors affecting Historical Dow’s overall tax rate are summarized in Note 9 to the Historical Dow 2018 Financial Statements, which are incorporated by reference herein from the pertinent pages thereof filed as Exhibit 99.2 to the Form 10.

On December 22, 2017, the Tax Cuts and Jobs Act (“The Act”) was enacted. The Act reduces the U.S. federal corporate income tax rate from 35 percent to 21 percent, requires companies to pay a one-time transition tax on earnings of certain foreign subsidiaries that were previously deferred, creates new provisions related to foreign sourced earnings, eliminates the domestic manufacturing deduction and moves to a hybrid territorial system. At December 31, 2017, Historical Dow had not completed its accounting for the tax effects of The Act; however,

Historical Dow made a reasonable estimate of the effects on its existing deferred tax balances and the one-time transition tax. In accordance with Staff Accounting Bulletin 118 (“SAB 118”), income tax effects of The Act were refined upon obtaining, preparing, and analyzing additional information during the measurement period. At December 31, 2018, Historical Dow had completed its accounting for the tax effects of The Act.

The provision for income taxes was $1,285 million in 2018, compared with $2,204 million in 2017 and $9 million in 2016. The effective tax rate for 2018 was favorably impacted by the reduced U.S. federal corporate income tax rate as a result of The Act and benefits related to the issuance of stock-based compensation and unfavorably impacted by non-deductible restructuring costs and increases in statutory income in Latin America and Canada due to local currency devaluations. These factors resulted in an effective tax rate of 21.7 percent in 2018.

The tax rate for 2017 was unfavorably impacted by the enactment of The Act, the impairment of goodwill for which there was no corresponding tax deduction, charges related to tax attributes in the United States and Germany as a result of the Merger and certain non-deductible costs associated with the Merger. The tax rate was favorably impacted by the geographic mix of earnings, and the adoption of Accounting Standards Update (“ASU”) 2016-09, “Compensation—Stock Compensation (Topic 718): Improvements to Employee Share-Based Payment Accounting,” which resulted in the recognition of excess tax benefits related to the issuance of stock-based compensation in the provision for income taxes. These factors resulted in an effective tax rate of 78.7 percent for 2017.

The tax rate for 2016 was favorably impacted by the non-taxable gain on the Dow Silicones ownership restructure and a tax benefit on the reassessment of a deferred tax liability related to the basis difference in Historical Dow’s investment in Dow Silicones. The tax rate was also favorably impacted by the geographic mix of earnings, the availability of foreign tax credits, the deductibility of the urethane matters class action lawsuit and opt-out cases settlements, and the asbestos-related charge. A reduction in equity earnings and non-deductible costs associated with transactions and productivity actions unfavorably impacted the tax rate. These factors resulted in an effective tax rate of 0.2 percent for 2016.

Net Income Attributable to Noncontrolling Interests

Net income attributable to noncontrolling interests was $134 million in 2018, $129 million in 2017 and $86 million in 2016. Net income attributable to noncontrolling interests increased in 2018 compared with 2017, primarily due to the sale of Historical Dow’s ownership interests in the SKC Haas Display Films group of companies. Net income attributable to noncontrolling interests increased in 2017 compared with 2016, primarily due to higher earnings from Dow Silicones’ consolidated joint ventures and improved results from a cogeneration facility in Brazil. See Notes 18 and 23 to the Historical Dow 2018 Financial Statements, which are incorporated by reference herein from the pertinent pages thereof filed as Exhibit 99.2 to the Form 10, for additional information.

Preferred Stock Dividends

On December 30, 2016, Historical Dow converted all outstanding shares of its Cumulative Convertible Perpetual Preferred Stock, Series A (“Preferred Stock”) into shares of Historical Dow’s common stock. As a result of this conversion, no shares of Preferred Stock are issued or outstanding. On January 6, 2017, Historical Dow filed an amendment to its Restated Certificate of Incorporation by way of a certificate of elimination with the Secretary of State of Delaware eliminating this series of preferred stock. Preferred Stock dividends of $340 million were recognized in 2016. See Note 17 to the Historical Dow 2018 Financial Statements, which are incorporated by reference herein from the pertinent pages thereof filed as Exhibit 99.2 to the Form 10, for additional information.

Net Income Available for the Common Stockholder

Net income available for the common stockholder was $4,499 million in 2018, compared with $466 million in 2017 and $3,978 million in 2016. Effective with the Merger, Historical Dow no longer has publicly traded common stock. Historical Dow’s common shares are owned solely by its parent company, DowDuPont.

Liquidity and Capital Resources—Historical Dow

Historical Dow had cash and cash equivalents of $2,669 million at December 31, 2018 and $6,188 million at December 31, 2017, of which $1,963 million at December 31, 2018 and $4,318 million at December 31, 2017, was held by subsidiaries in foreign countries, including United States territories. The decrease in cash and cash equivalents held by subsidiaries in foreign countries is due to repatriation activities. For each of its foreign subsidiaries, Historical Dow makes an assertion regarding the amount of earnings intended for permanent reinvestment, with the balance available to be repatriated to the United States.

Historical Dow has completed its evaluation of the impact of The Act on its permanent reinvestment assertion. The Act required companies to pay a one-time transition tax on earnings of foreign subsidiaries, a majority of which were previously considered permanently reinvested by Historical Dow. A tax liability was accrued for the estimated U.S. federal tax on all unrepatriated earnings at December 31, 2017, with further refinement during the 2018 measurement period, in accordance with The Act. The cumulative effect at December 31, 2018, was a charge of $780 million to “Provision for income taxes” in the consolidated statements of income, of which the full amount was covered by tax attributes (see Note 9 to the Historical Dow 2018 Financial Statements, which are incorporated by reference herein from the pertinent pages thereof filed as Exhibit 99.2 to the Form 10, for further details of The Act). The cash held by foreign subsidiaries for permanent reinvestment is generally used to finance the subsidiaries’ operational activities and future foreign investments. Historical Dow has the ability to repatriate additional funds to the U.S., which could result in an adjustment to the tax liability for foreign withholding taxes, foreign and/or U.S. state income taxes and the impact of foreign currency movements. At December 31, 2018, management believed that sufficient liquidity was available in the United States. Historical Dow has and expects to continue repatriating certain funds from its non-U.S. subsidiaries that are not needed to finance local operations or separation activities; however, these particular repatriation activities have not and are not expected to result in a significant incremental tax liability to Historical Dow.

Historical Dow’s cash flows from operating, investing and financing activities, as reflected in the consolidated statements of cash flows, are summarized in the following table:

Cash Flow Summary In millions	2018	2017 [1]	2016 [1]
Cash provided by (used for):
Operating activities	$3,894	$(4,958)	$(2,957)
Investing activities	(2,128)	7,552	5,092
Financing activities	(5,164)	(3,331)	(4,014)
Effect of exchange rate changes on cash, cash equivalents and restricted cash	(100)	320	(77)
Summary
Decrease in cash, cash equivalents and restricted cash	(3,498)	(417)	(1,956)
Cash, cash equivalents and restricted cash at beginning of year	6,207	6,624	8,580
Cash, cash equivalents and restricted cash at end of year	$2,709	$6,207	$6,624
Less: Restricted cash and cash equivalents, included in “Other current assets”	40	19	17
Cash and cash equivalents at end of year	$2,669	$6,188	$6,607
[1]

Updated for ASU 2016-15, “Statement of Cash Flows (Topic 230): Classification of Certain Cash Receipts and Cash Payments” (including SEC interpretive guidance) and ASU 2016-18, “Statement of Cash Flows (Topic 230): Restricted Cash.” See Notes 1 and 2 to the Historical Dow 2018 Financial Statements, which are incorporated by reference herein from the pertinent pages thereof filed as Exhibit 99.2 to the Form 10, for additional information.

Cash Flows from Operating Activities

Cash provided by operating activities increased in 2018 compared with 2017, primarily due to the change in Historical Dow’s accounts receivable securitization facilities discussed on the following page, a decrease in cash used for working capital requirements and higher cash earnings, which were partially offset by the absence of certain cash receipts in 2017. Cash used for operating activities increased in 2017 compared with 2016, primarily due to an increase in cash used for working capital requirements, higher pension contributions resulting from a change in control provision in a non-qualified U.S. pension plan, higher integration and separation costs and a cash payment related to the Bayer CropScience arbitration matter, partially offset by a cash receipt related to the Nova patent infringement award and advanced payments from customers for long-term ethylene supply agreements.

Cash Flows from Investing Activities

Cash used for investing activities in 2018 was primarily for capital expenditures and purchases of investments, which were partially offset by proceeds from sales and maturities of investments and proceeds from interests in trade accounts receivable conduits. Cash provided by investing activities in 2017 was primarily from proceeds from interests in trade accounts receivable conduits, proceeds from sales and maturities of investments and proceeds from divestitures, including the divestitures of the DAS Divested Ag Business and the EAA Business, which were partially offset by capital expenditures, purchases of investments and investments in and loans to nonconsolidated affiliates, primarily with Sadara. Cash provided by investing activities in 2016 was primarily from proceeds from interests in trade accounts receivable conduits and net cash acquired in the Dow Silicones ownership restructure, which were partially offset by capital expenditures and investments in and loans to nonconsolidated affiliates, primarily with Sadara.

In 2018, Historical Dow entered into a shareholder loan reduction agreement with Sadara and converted $312 million of the remaining loan and accrued interest balance into equity. Historical Dow’s note receivable from Sadara was zero at December 31, 2018. In addition, in the fourth quarter of 2018, Historical Dow waived $70 million of accounts receivable with Sadara, which was converted into equity. In 2017, Historical Dow loaned $735 million to Sadara and converted $718 million into equity, and had a note receivable from Sadara of $275 million at December 31, 2017. Historical Dow expects to loan up to $500 million to Sadara in 2019. See Note 12 to the Historical Dow 2018 Financial Statements, which are incorporated by reference herein from the pertinent pages thereof filed as Exhibit 99.2 to the Form 10, for additional information.

Historical Dow’s capital expenditures, including capital expenditures of consolidated variable interest entities, were $2,538 million in 2018, $3,144 million in 2017 and $3,804 million in 2016. Historical Dow expects capital spending in 2019 to be approximately $2.5 billion, below depreciation and amortization expense and inclusive of capital spending for targeted cost synergy and business separation projects.

Capital spending in 2018, 2017 and 2016 included spending related to certain U.S. Gulf Coast investment projects including: a world-scale ethylene production facility and an ELITE™ Enhanced Polyethylene production facility, both of which commenced operations in 2017; a NORDEL™ Metallocene EPDM production facility, a Low Density Polyethylene (“LDPE”) production facility, a High Melt Index (“HMI”) AFFINITY™ polymer production facility and debottlenecking of an existing bi-modal gas phase polyethylene production facility, all of which commenced operations in 2018.

Cash Flows from Financing Activities

Cash used for financing activities in 2018 included dividends paid to DowDuPont and payments of long-term debt, which were partially offset by proceeds from issuance of long-term debt. Cash used for financing activities in 2017 included dividends paid to stockholders through the close of the Merger, a dividend paid to DowDuPont in the fourth quarter of 2017, and payments of long-term debt. Cash used for financing activities in 2016 included dividends paid to stockholders (including the accelerated payment of the fourth quarter preferred dividend), repurchases of common stock and payments of long-term debt. See Notes 15 and 17 to the Historical Dow 2018 Financial Statements, which are incorporated by reference herein from the pertinent pages thereof filed as Exhibit 99.2 to the Form 10, for additional information related to the issuance and retirement of debt and Historical Dow’s share repurchases and dividends.

Reclassification of Prior Year Amounts Related to Accounts Receivable Securitization

In connection with the review and implementation of ASU 2016-15 and additional interpretive guidance from the SEC related to the required method for calculating the cash received from beneficial interests in trade accounts receivable conduits, Historical Dow changed the prior year presentation and amount of proceeds from interests in trade accounts receivable conduits. Changes related to the calculation and presentation of proceeds from interests in trade accounts receivable conduits resulted in a reclassification from cash used for operating activities to cash provided by investing activities of $9,462 million in 2017 and $8,551 million in 2016. In the fourth quarter of 2017, Historical Dow suspended further sales of trade accounts receivable through these facilities and began reducing outstanding balances through collections of trade accounts receivable previously sold to such conduits. In September and October 2018, the North American and European facilities, respectively, were amended and the terms of the agreements changed from off-balance sheet arrangements to secured borrowing arrangements.

The following table reconciles cash flows from operating activities to a non-GAAP measure regarding cash flows from operating activities excluding the impact of ASU 2016-15 and related interpretive guidance for the years ended December 31, 2018, 2017 and 2016. Management believes this non-GAAP financial measure is relevant and meaningful as it presents cash flows from operating activities inclusive of all trade accounts receivable collection activity, which Historical Dow utilizes in support of its operating activities.

Cash Flows from Operating Activities Excluding Impact of ASU 2016-15 and Additional Interpretive Guidance (non-GAAP)	2018	2017	2016
In millions
Cash flows from operating activities - Updated for impact of ASU 2016-15 and additional interpretive guidance (GAAP)	$3,894	$(4,958)	$(2,957)
Less: Impact of ASU 2016-15 and additional interpretive guidance	(657)	(9,462)	(8,551)
Cash flows from operating activities - Excluding impact of ASU 2016-15 and additional interpretive guidance (non-GAAP)	$4,551	$4,504	$5,594

Liquidity & Financial Flexibility

Historical Dow’s primary source of incremental liquidity is cash flows from operating activities. The generation of cash from operations and Historical Dow’s ability to access debt markets is expected to meet Historical Dow’s cash requirements for working capital, capital expenditures, debt maturities, contributions to pension plans, dividend distributions to its parent company and other needs. In addition to cash from operating activities, Historical Dow’s current liquidity sources also include U.S. and Euromarket commercial paper, committed credit facilities and access to long-term debt and capital markets. Additional details on sources of liquidity are as follows:

Commercial Paper

Historical Dow issues promissory notes under its U.S. and Euromarket commercial paper programs. Historical Dow had $10 million of commercial paper outstanding at December 31, 2018 ($231 million at December 31, 2017). Historical Dow maintains access to the commercial paper market at competitive rates. Amounts outstanding under Historical Dow’s commercial paper programs during the period may be greater, or less than, the amount reported at the end of the period. Subsequent to December 31, 2018, Historical Dow issued approximately $1.6 billion of commercial paper.

Committed Credit Facilities

In the event Historical Dow has short-term liquidity needs and is unable to issue commercial paper for any reason, Historical Dow has the ability to access liquidity through its committed and available credit facilities. At December 31, 2018, Historical Dow had total committed credit facilities of $12.1 billion and available credit facilities of $7.6 billion. See Note 15 to the Historical Dow 2018 Financial Statements, which are incorporated by reference herein from the pertinent pages thereof filed as Exhibit 99.2 to the Form 10, for additional information on committed and available credit facilities.

Uncommitted Credit Facilities and Outstanding Letters of Credit

Historical Dow had uncommitted credit facilities in the form of unused bank credit lines of approximately $3,480 million at December 31, 2018. These lines can be used to support short-term liquidity needs and general corporate purposes, including letters of credit. Outstanding letters of credit were $439 million at December 31, 2018 ($433 million at December 31, 2017). These letters of credit support commitments made in the ordinary course of business.

Debt

As Historical Dow continues to maintain its strong balance sheet and financial flexibility, management is focused on net debt (a non-GAAP financial measure), as Historical Dow believes this is the best representation of Historical Dow’s financial leverage at this point in time. As shown in the following table, net debt is equal to total gross debt minus “Cash and cash equivalents” and “Marketable securities.” At December 31, 2018, net debt as a percent of total capitalization increased to 38.0 percent, compared with 35.4 percent at December 31, 2017, primarily due to a decrease in cash and cash equivalents, which more than offset a decrease in gross debt.

Total Debt at Dec 31
In millions	2018	2017
Notes payable	$305	$484
Long-term debt due within one year	340	752
Long-term debt	19,254	19,765
Gross debt	$19,899	$21,001
- Cash and cash equivalents	$2,669	$6,188
- Marketable securities	100	4
Net debt	$17,130	$14,809
Gross debt as a percent of total capitalization	41.6%	43.7%
Net debt as a percent of total capitalization	38.0%	35.4%

In the fourth quarter of 2018, Historical Dow issued $2.0 billion of senior unsecured notes in an offering under Rule 144A of the Securities Act of 1933, which included $500 million due 2025, $600 million due 2028 and $900 million due 2048. See Note 15 to the Historical Dow 2018 Financial Statements, which are incorporated by reference herein from the pertinent pages thereof filed as Exhibit 99.2 to the Form 10, for additional information on interest related to these notes. In addition, Historical Dow tendered and redeemed $2.1 billion of notes issued with maturity in 2019. In addition, Dow NewCo is obligated, should it issue a guarantee in respect of outstanding or committed indebtedness under the Five Year Competitive Advance and Revolving Credit Facility Agreement (the “Revolving Credit Agreement”), dated October 30, 2018 (as described below), to enter into a supplemental indenture with TDCC and the trustee under Historical Dow’s existing 2008 base indenture governing certain notes issued by TDCC under which it will guarantee all of the outstanding debt securities and all amounts due under such existing base indenture.

Historical Dow’s public debt instruments and primary, private credit agreements contain, among other provisions, certain customary restrictive covenant and default provisions. Historical Dow’s most significant debt covenant with regard to its financial position is the obligation to maintain the ratio of TDCC’s consolidated indebtedness to consolidated capitalization at no greater than 0.65 to 1.00 at any time the aggregate outstanding amount of loans under the Revolving Credit Agreement equals or exceeds $500 million. The ratio of TDCC’s consolidated indebtedness to consolidated capitalization as defined in the Revolving Credit Agreement was 0.41 to 1.00 at December 31, 2018. Management believes Historical Dow was in compliance with all of its covenants and default provisions at December 31, 2018. See Note 15 to the Historical Dow 2018 Financial Statements, which are incorporated by reference herein from the pertinent pages thereof filed as Exhibit 99.2 to the Form 10, for information related to Historical Dow’s notes payable and long-term debt activity and information on Historical Dow’s covenants and default provisions.

On October 30, 2018, TDCC terminated and replaced its prior $5.0 billion Five Year Competitive Advance and Revolving Credit Facility Agreement, under substantially similar terms and conditions. The new Revolving Credit Agreement, has a maturity date in October 2023. The Revolving Credit Agreement includes an event of default which would be triggered in the event Dow NewCo incurs or guarantees third party indebtedness for borrowed money in excess of $250 million or engages in any material business activity or directly owns any material assets, in each case, subject to certain conditions and exceptions. Dow NewCo may, at its option, cure the event of default by delivering an unconditional and irrevocable guaranty to the administrative agent within thirty days of the event or events giving rise to such event of default.

Management expects that Dow will retain Historical Dow’s third party indebtedness arrangements existing at the time of the separation and distribution and that Historical Dow will continue to have, and following the separation and distribution Dow will have, sufficient liquidity and financial flexibility to meet all of its business obligations.

Credit Ratings

At January 31, 2019, Historical Dow’s credit ratings were as follows:

Credit Ratings	Long-Term Rating	Short-Term Rating	Outlook
Standard & Poor’s	BBB	A-2	Stable
Moody’s Investors Service	Baa2	P-2	Stable
Fitch Ratings	BBB+	F2	Stable

Downgrades in Historical Dow’s credit ratings will increase borrowing costs on certain indentures and could impact Historical Dow’s ability to access debt capital markets.

Dividends

Effective with the Merger, Historical Dow no longer has publicly traded common stock. Historical Dow’s common shares are owned solely by its parent company, DowDuPont. Historical Dow has committed to fund a portion of DowDuPont’s share repurchases, dividends paid to common stockholders and governance expenses. Funding is accomplished through intercompany loans. On a quarterly basis, Historical Dow’s Board of Directors review and determine a dividend distribution to DowDuPont to settle the intercompany loans. The dividend distribution considers the level of Historical Dow’s earnings and cash flows and the outstanding intercompany loan balances. For the year ended December 31, 2018, Historical Dow declared and paid dividends to DowDuPont of $3,711 million ($1,056 million for the year ended December 31, 2017). See Note 24 to the Historical Dow 2018 Financial Statements, which are incorporated by reference herein from the pertinent pages thereof filed as Exhibit 99.2 to the Form 10, for additional information.

Pre-Merger dividends paid to common stockholders are as follows:

Dividends Paid for the Years Ended Dec 31 In millions, except per share amounts	2017	2016
Dividends paid, per common share	$1.84	$1.84
Dividends paid to common stockholders	$2,179	$2,037
Dividends paid to preferred shareholders [1]	$—	$425
[1]	Dividends paid to preferred shareholders in 2016 includes payment of the fourth quarter 2016 declared dividend.

Share Repurchase Program

Effective with the Merger, Historical Dow no longer has publicly traded common stock and therefore has no ongoing share repurchase program.

Pension Plans

Historical Dow has defined benefit pension plans in the United States and a number of other countries. In 2018, 2017 and 2016, Historical Dow contributed $1,656 million, $1,676 million and $629 million to its pension plans, respectively, including contributions to fund benefit payments for its non-qualified pension plans. In the third quarter of 2018, Historical Dow made a $1,100 million discretionary contribution to its principal U.S. pension plan, which is included in the 2018 contribution amount above. The discretionary contribution was primarily based on Historical Dow’s funding policy, which permits contributions to defined benefit pension plans when economics encourage funding, and reflected considerations relating to tax deductibility and capital structure.

The provisions of a U.S. non-qualified pension plan require the payment of plan obligations to certain participants upon a change in control of Historical Dow, which occurred at the time of the Merger. Certain participants could elect to receive a lump-sum payment or direct any to purchase an annuity on their behalf using the after-tax proceeds of the lump sum. In the fourth quarter of 2017, Historical Dow paid $940 million to plan participants and $230 million to an insurance company for the purchase of annuities, which were included in “Pension contributions” in the consolidated statements of cash flows. Historical Dow also paid $205 million for income and payroll taxes for participants electing the annuity option. Historical Dow recorded a settlement charge of $687 million associated with the payout in the fourth quarter of 2017.

Historical Dow expects to contribute approximately $240 million to its pension plans in 2019. See Note 19 to the Historical Dow 2018 Financial Statements, which are incorporated by reference herein from the pertinent pages thereof filed as Exhibit 99.2 to the Form 10, for additional information concerning Historical Dow’s pension plans.

Dow will retain obligations related to certain Historical Dow defined pension plans, including Historical Dow’s principal U.S. pension plan, certain non-U.S. pension plans and other post-employment benefit liabilities.

Restructuring

The activities related to the DowDuPont Agriculture Division Program and the Synergy Program are expected to result in additional cash expenditures of approximately $480 million to $510 million, primarily through the end of 2019, consisting of severance and related benefit costs and costs associated with exit and disposal activities, including environmental remediation (see Note 7 to the Historical Dow 2018 Financial Statements, which are incorporated by reference herein from the pertinent pages thereof filed as Exhibit 99.2 to the Form 10). Historical Dow expects to incur additional costs in the future related to its restructuring activities. Future costs are expected to include demolition costs related to closed facilities and restructuring plan implementation costs; these costs will be recognized as incurred. Historical Dow also expects to incur additional employee-related costs, including involuntary termination benefits, related to its other optimization activities. These costs cannot be reasonably estimated at this time.

Integration and Separation Costs

Integration and separation costs, which reflect costs related to the Merger, post-Merger integration and Intended Business Separation activities and costs related to the ownership restructure of Dow Silicones, were $1,044 million in 2018, $786 million in 2017 and $349 million in 2016. Integration and separation costs related to post-Merger integration and Intended Business Separation activities are expected to continue to be significant in 2019.

Contractual Obligations

The following table summarizes Historical Dow’s contractual obligations, commercial commitments and expected cash requirements for interest at December 31, 2018. Additional information related to these obligations can be found in Notes 15, 16 and 19 to the Historical Dow 2018 Financial Statements, which are incorporated by reference herein from the pertinent pages thereof filed as Exhibit 99.2 to the Form 10.

Contractual Obligations at Dec 31, 2018	Payments Due In
In millions	2019	2020-2021	2022-2023	2024 and beyond	Total
Long-term debt obligations [1]	$340	$8,080	$1,990	$9,518	$19,928
Expected cash requirements for interest [2]	949	1,779	1,172	6,915	10,815
Pension and other postretirement benefits	370	818	2,576	5,614	9,378
Operating leases	412	697	550	978	2,637
Purchase obligations [3]	3,160	4,719	3,801	6,476	18,156
Other noncurrent obligations [4]	—	900	606	1,750	3,256
Total	$5,231	$16,993	$10,695	$31,251	$64,170

[1]	Excludes unamortized debt discount and issuance costs of $334 million. Includes capital lease obligations of $369 million. Assumes the option to extend the Dow Silicones Term Loan facility will be exercised.
[2]	Cash requirements for interest on long-term debt was calculated using current interest rates at December 31, 2018, and includes $4,915 million of various floating rate notes.
[3]	Includes outstanding purchase orders and other commitments greater than $1 million obtained through a survey conducted within Historical Dow.
[4]	Includes liabilities related to asbestos litigation, environmental remediation, legal settlements and other noncurrent liabilities. The table excludes uncertain tax positions due to uncertainties in the timing of the effective settlement of tax positions with the respective taxing authorities and deferred tax liabilities as it is impractical to determine whether there will be a cash impact related to these liabilities. The table also excludes deferred revenue as it does not represent future cash requirements arising from contractual payment obligations.

Historical Dow expects to meet its contractual obligations through its normal sources of liquidity and believes it has the financial resources to satisfy these contractual obligations.

Off-Balance Sheet Arrangements

Off-balance sheet arrangements are obligations Historical Dow has with nonconsolidated entities related to transactions, agreements or other contractual arrangements. Historical Dow holds variable interests in joint ventures accounted for under the equity method of accounting. Historical Dow is not the primary beneficiary of these joint ventures and therefore is not required to consolidate these entities (see Note 23 to the Historical Dow 2018 Financial Statements, which are incorporated by reference herein from the pertinent pages thereof filed as Exhibit 99.2 to the Form 10). In addition, see Note 14 to the Historical Dow 2018 Financial Statements for information regarding the transfer of financial assets.

Guarantees arise during the ordinary course of business from relationships with customers and nonconsolidated affiliates when Historical Dow undertakes an obligation to guarantee the performance of others if specific triggering events occur. Historical Dow had outstanding guarantees at December 31, 2018 of $5,408 million, compared with $5,663 million at December 31, 2017. Additional information related to guarantees can be found in the “Guarantees” section of Note 16 to the Historical Dow 2018 Financial Statements, which are incorporated by reference herein from the pertinent pages thereof filed as Exhibit 99.2 to the Form 10.

Fair Value Measurements

See Note 19 to the Historical Dow 2018 Financial Statements, which are incorporated by reference herein from the pertinent pages thereof filed as Exhibit 99.2 to the Form 10, for information related to fair value measurements of pension and other postretirement benefit plan assets; see Note 21 for information related to other-than-temporary impairments; and, see Note 22 for additional information concerning fair value measurements.

Recent Accounting Guidance

See Note 2 to the Historical Dow 2018 Financial Statements, which are incorporated by reference herein from the pertinent pages thereof filed as Exhibit 99.2 to the Form 10, for a summary of recent accounting guidance.

Critical Accounting Estimates

The preparation of financial statements and related disclosures in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”) requires management to make judgments, assumptions and estimates that affect the amounts reported in the consolidated financial statements and accompanying notes. Note 1 to the Historical Dow 2018 Financial Statements, which are incorporated by reference herein from the pertinent pages thereof filed as Exhibit 99.2 to the Form 10, describes the significant accounting policies and methods used in the preparation of the consolidated financial statements. Following are Historical Dow’s accounting policies impacted by judgments, assumptions and estimates:

Litigation

Historical Dow is subject to legal proceedings and claims arising out of the normal course of business including product liability, patent infringement, employment matters, governmental tax and regulation disputes, contract and commercial litigation and other actions. Historical Dow routinely assesses the legal and factual circumstances of each matter, the likelihood of any adverse outcomes to these matters, as well as ranges of probable losses. A determination of the amount of the reserves required, if any, for these contingencies is made after thoughtful analysis of each known claim. Historical Dow has an active risk management program consisting of numerous insurance policies secured from many carriers covering various timeframes. These policies may provide coverage that could be utilized to minimize the financial impact, if any, of certain contingencies. The required reserves may change in the future due to new developments in each matter. For further discussion, see Note 16 to the Historical Dow 2018 Financial Statements, which are incorporated by reference herein from the pertinent pages thereof filed as Exhibit 99.2 to the Form 10.

Asbestos-Related Matters of Union Carbide Corporation

Union Carbide is and has been involved in a large number of asbestos-related suits filed primarily in state courts during the past four decades. These suits principally allege personal injury resulting from exposure to asbestos-containing products and frequently seek both actual and punitive damages. The alleged claims primarily relate to products that Union Carbide sold in the past, alleged exposure to asbestos-containing products located on Union Carbide’s premises, and Union Carbide’s responsibility for asbestos suits filed against a former Union Carbide subsidiary, Amchem Products, Inc. Each year, Ankura Consulting Group, LLC (“Ankura”) performs a review for Union Carbide based upon historical asbestos claims, resolution and historical defense spending. Union Carbide compares current asbestos claim, resolution and defense spending activity to the results of the most recent Ankura study at each balance sheet date to determine whether the asbestos-related liability continues to be appropriate.

In 2016, Historical Dow elected to change its method of accounting for Union Carbide’s asbestos-related defense and processing costs from expensing as incurred to estimating and accruing a liability. In addition to performing their annual review of pending and future asbestos claim resolution activity, Ankura also performed a review of Union Carbide’s asbestos-related defense and processing costs to determine a reasonable estimate of future defense and processing costs to be included in the asbestos-related liability, through the terminal year of 2049.

For additional information, see Notes 1 and 16 to the Historical Dow 2018 Financial Statements, which are incorporated by reference herein from the pertinent pages thereof filed as Exhibit 99.2 to the Form 10.

Environmental Matters

Historical Dow determines the costs of environmental remediation of its facilities and formerly owned facilities based on evaluations of current law and existing technologies. Inherent uncertainties exist in such evaluations primarily due to unknown environmental conditions, changing governmental regulations and legal standards regarding liability, and emerging remediation technologies. The recorded liabilities are adjusted periodically as remediation efforts progress, or as additional technical or legal information becomes available. At December 31, 2018, Historical Dow had accrued obligations of $820 million for probable environmental remediation and restoration costs, including $156 million for the remediation of Superfund sites. This is management’s best estimate of the costs for remediation and restoration with respect to environmental matters for which Historical Dow has accrued liabilities, although it is reasonably possible that the ultimate cost with respect to these particular matters could range up to approximately two times that amount. For further discussion, see Notes 1 and 16 to the Historical Dow 2018 Financial Statements, which are incorporated by reference herein from the pertinent pages thereof filed as Exhibit 99.2 to the Form 10.

Goodwill

Historical Dow performs goodwill impairment testing at the reporting unit level. Reporting units are the level at which discrete financial information is available and reviewed by business management on a regular basis. Historical Dow tests goodwill for impairment annually (in the fourth quarter), or more frequently when events or changes in circumstances indicate it is more likely than not that the fair value of a reporting unit has declined below its carrying value. Goodwill is evaluated for impairment using qualitative and/or quantitative testing procedures. At December 31, 2018, Historical Dow has defined 12 reporting units; goodwill is carried by all of these reporting units.

Historical Dow has the option to first perform qualitative testing to determine whether it is more likely than not that the fair value of a reporting unit is less than its carrying value. Qualitative factors assessed at the Historical Dow level include, but are not limited to, GDP growth rates, long-term hydrocarbon and energy prices, equity and credit market activity, discount rates, foreign exchange rates and overall financial performance. Qualitative factors assessed at the reporting unit level include, but are not limited to, changes in industry and market structure, competitive environments, planned capacity and new product launches, cost factors such as raw material prices, and financial performance of the reporting unit. If Historical Dow chooses not to complete a qualitative assessment for a given reporting unit or if the initial assessment indicates that it is more likely than not that the estimated fair value of a reporting unit is less than its carrying value, additional quantitative testing is required.

Quantitative testing requires the fair value of the reporting unit to be compared with its carrying value. If the reporting unit’s carrying value exceeds its fair value, an impairment charge is recognized for the difference. Historical Dow utilizes a discounted cash flow methodology to calculate the fair value of its reporting units. This valuation technique has been selected by management as the most meaningful valuation method due to the limited number of market comparables for Historical Dow’s reporting units. However, where market comparables are available, Historical Dow includes EBIT/EBITDA multiples as part of the reporting unit valuation analysis. The discounted cash flow valuations are completed using the following key assumptions: projected revenue growth rates or compounded annual growth rates, discount rates, tax rates, terminal values, currency exchange rates, and forecasted long-term hydrocarbon and energy prices, by geographic area and by year, which include Historical Dow’s key feedstocks as well as natural gas and crude oil (due to its correlation to naphtha). Currency exchange rates and long-term hydrocarbon and energy prices are established for Historical Dow as a whole and applied consistently to all reporting units, while revenue growth rates, discount rates and tax rates are established by reporting unit to account for differences in business fundamentals and industry risk.

2018 Goodwill Impairment Testing

In 2018, there were no events or changes in circumstances identified that warranted interim goodwill impairment testing. In the fourth quarter of 2018, quantitative testing was performed on two reporting units and a qualitative assessment was performed for the remaining reporting units. For the quantitative testing, the fair values exceeded carrying values for both reporting units. Fair values exceeded carrying value in all scenarios where sensitivity analysis was performed, and the differences between fair value and carrying value of each reporting unit were determined to be reasonable. For the qualitative assessments, management considered the factors at both the Historical Dow level and the reporting unit level. Based on the qualitative assessment, management concluded it is not more likely than not that the fair value of the reporting unit is less than the carrying value of the reporting unit.

Pension and Other Postretirement Benefits

The amounts recognized in the consolidated financial statements related to pension and other postretirement benefits are determined from actuarial valuations. Inherent in these valuations are assumptions including expected return on plan assets, discount rates at which the liabilities could have been settled at December 31, 2018, rate of increase in future compensation levels, mortality rates and health care cost trend rates. These assumptions are updated annually and are disclosed in Note 19 to the Historical Dow 2018 Financial Statements, which are incorporated by reference herein from the pertinent pages thereof filed as Exhibit 99.2 to the Form 10. In accordance with U.S. GAAP, actual results that differ from the assumptions are accumulated and amortized over future periods and, therefore, affect expense recognized and obligations recorded in future periods. The U.S. pension plans represent 71 percent of Historical Dow’s pension plan assets and 69 percent of the pension obligations.

Historical Dow uses the spot rate approach to determine the discount rate utilized to measure the service cost and interest cost components of net periodic pension and other postretirement benefit costs for the U.S. and other selected countries. Under the spot rate approach, Historical Dow calculates service costs and interest costs by applying individual spot rates from the Willis Towers Watson RATE:Link yield curve (based on high-quality corporate bond yields) for each selected country to the separate expected cash flow components of service cost and interest cost; service cost and interest cost for all other plans (including all plans prior to adoption) are determined on the basis of the single equivalent discount rates derived in determining those plan obligations.

The following information relates to the U.S. plans only; a similar approach is used for Historical Dow’s non-U.S. plans.

Historical Dow determines the expected long-term rate of return on assets by performing a detailed analysis of historical and expected returns based on the strategic asset allocation approved by Historical Dow’s Investment Committee and the underlying return fundamentals of each asset class. Historical Dow’s historical experience with the pension fund asset performance is also considered. The expected return of each asset class is derived from a forecasted future return confirmed by historical experience. The expected long-term rate of return is an assumption and not what is expected to be earned in any one particular year. The weighted-average long-term rate of return assumption used for determining net periodic pension expense for 2018 was 7.92 percent. The weighted-average assumption to be used for determining 2019 net periodic pension expense is 7.94 percent. Future actual pension expense will depend on future investment performance, changes in future discount rates and various other factors related to the population of participants in Historical Dow’s pension plans.

The discount rates utilized to measure the pension and other postretirement obligations of the U.S. qualified plans are based on the yield on high-quality corporate fixed income investments at the measurement date. Future expected actuarially determined cash flows for Historical Dow’s U.S. plans are individually discounted at the spot rates under the Willis Towers Watson U.S. RATE:Link 60-90 corporate yield curve (based on 60th to 90th percentile high-quality corporate bond yields) to arrive at the plan’s obligations as of the measurement date. The weighted average discount rate utilized to measure pension obligations increased to 4.39 percent at December 31, 2018, from 3.66 percent at December 31, 2017.

At December 31, 2018, the U.S. qualified plans were underfunded on a projected benefit obligation basis by $4,066 million. The underfunded amount decreased $1,297 million compared with December 31, 2017. The decrease in the underfunded amount in 2018 was primarily due to the impact of higher discount rates and discretionary plan contributions made in 2018. Historical Dow contributed $1,285 million to the U.S. qualified plans in 2018.

The assumption for the long-term rate of increase in compensation levels for the U.S. qualified plans was 4.25 percent. Historical Dow uses a generational mortality table to determine the duration of its pension and other postretirement obligations.

The following discussion relates to Historical Dow’s significant pension plans.

Historical Dow bases the determination of pension expense on a market-related valuation of plan assets that reduces year-to-year volatility. This market-related valuation recognizes investment gains or losses over a five-year period from the year in which they occur. Investment gains or losses for this purpose represent the difference between the expected return calculated using the market-related value of plan assets and the actual return based on the market value of plan assets. Since the market-related value of plan assets recognizes gains or losses over a five-year period, the future value of plan assets will be impacted when previously deferred gains or losses are recorded. Over the life of the plans, both gains and losses have been recognized and amortized. At December 31, 2018, net losses of $1,505 million remain to be recognized in the calculation of the market-related value of plan assets. These net losses will result in increases in future pension expense as they are recognized in the market-related value of assets.

The net decrease in the market-related value of assets due to the recognition of prior losses is presented in the following table:

Net Decrease in Market-Related Asset Value Due to Recognition of Prior Losses
In millions
2019	$504
2020	299
2021	263
2022	439
Total	$1,505

Historical Dow expects pension expense to decrease in 2019 by approximately $130 million. The decrease in pension expense is primarily due to the impact of higher discount rates and the full year impact of the significant 2018 contributions to Historical Dow’s U.S. pension plans.

A 25 basis point increase or decrease in the long-term return on assets assumption would change Historical Dow’s total pension expense for 2019 by $58 million. A 25 basis point increase in the discount rate assumption would lower Historical Dow’s total pension expense for 2019 by $52 million. A 25 basis point decrease in the discount rate assumption would increase Historical Dow’s total pension expense for 2019 by $62 million. A 25 basis point change in the long-term return and discount rate assumptions would have an immaterial impact on the other postretirement benefit expense for 2019.

Income Taxes

Deferred tax assets and liabilities are determined based on temporary differences between the financial reporting and tax bases of assets and liabilities, applying enacted tax rates expected to be in effect for the year in which the differences are expected to reverse. Based on the evaluation of available evidence, both positive and negative, Historical Dow recognizes future tax benefits, such as net operating loss carryforwards and tax credit carryforwards, to the extent that realizing these benefits is considered to be more likely than not.

At December 31, 2018, Historical Dow had a net deferred tax asset balance of $1,367 million, after valuation allowances of $1,320 million.

In evaluating the ability to realize the deferred tax assets, Historical Dow relies on, in order of increasing subjectivity, taxable income in prior carryback years, the future reversals of existing taxable temporary differences, tax planning strategies and forecasted taxable income using historical and projected future operating results.

At December 31, 2018, Historical Dow had deferred tax assets for tax loss and tax credit carryforwards of $2,244 million, $300 million of which is subject to expiration in the years 2019 through 2023. In order to realize these deferred tax assets for tax loss and tax credit carryforwards, Historical Dow needs taxable income of approximately $28,758 million across multiple jurisdictions. The taxable income needed to realize the deferred tax assets for tax loss and tax credit carryforwards that are subject to expiration between 2019 through 2023 is approximately $4,458 million.

Historical Dow recognizes the financial statement effects of an uncertain income tax position when it is more likely than not, based on technical merits, that the position will be sustained upon examination. At December 31, 2018, Historical Dow had uncertain tax positions for both domestic and foreign issues of $313 million.

Historical Dow accrues for non-income tax contingencies when it is probable that a liability to a taxing authority has been incurred and the amount of the contingency can be reasonably estimated. At December 31, 2018, Historical Dow had a non-income tax contingency reserve for both domestic and foreign issues of $91 million.

On December 22, 2017, The Act was enacted, making significant changes to the U.S. tax law (see Note 9 to the Historical Dow 2018 Financial Statements, which are incorporated by reference herein from the pertinent pages thereof filed as Exhibit 99.2 to the Form 10, for additional information). At December 31, 2017, Historical Dow had not completed its accounting for the tax effects of The Act; however, Historical Dow made a reasonable estimate of the effects on its existing deferred tax balances and the one-time transition tax. In accordance with SAB 118, income tax effects of The Act were refined upon obtaining, preparing, and analyzing additional information during the measurement period. At December 31, 2018, Historical Dow had completed its accounting for the tax effects of The Act.

Quantitative and Qualitative Disclosures About Historical Dow’s Market Risk

Historical Dow’s business operations give rise to market risk exposure due to changes in foreign exchange rates, interest rates, commodity prices and other market factors such as equity prices. To manage such risks effectively, Historical Dow enters into hedging transactions, pursuant to established guidelines and policies that enable it to mitigate the adverse effects of financial market risk. Derivatives used for this purpose are designated as hedges per the accounting guidance related to derivatives and hedging activities, where appropriate. A secondary objective is to add value by creating additional non-specific exposure within established limits and policies; derivatives used for this purpose are not designated as hedges. The potential impact of creating such additional exposures is not material to Historical Dow’s results.

The global nature of Historical Dow’s business requires active participation in the foreign exchange markets. Historical Dow has assets, liabilities and cash flows in currencies other than the U.S. dollar. The primary objective of Historical Dow’s foreign currency risk management is to optimize the U.S. dollar value of net assets and cash flows. To achieve this objective, Historical Dow hedges on a net exposure basis using foreign currency forward contracts, over-the-counter option contracts, cross-currency swaps and nonderivative instruments in foreign currencies. Exposures primarily relate to assets, liabilities and bonds denominated in foreign currencies, as well as economic exposure, which is derived from the risk that currency fluctuations could affect the dollar value of future cash flows related to operating activities. The largest exposures are denominated in European currencies, the Japanese yen and the Chinese yuan, although exposures also exist in other currencies of Asia

Pacific, Canada, Latin America, Middle East, Africa and India. The main objective of interest rate risk management is to reduce the total funding cost to Historical Dow and to alter the interest rate exposure to the desired risk profile. To achieve this objective, Historical Dow hedges using interest rate swaps, “swaptions,” and exchange-traded instruments. Historical Dow’s primary exposure is to the U.S. dollar yield curve.

Historical Dow has a portfolio of equity securities derived primarily from the investment activities of its insurance subsidiaries. This exposure is managed in a manner consistent with Historical Dow’s market risk policies and procedures.

Inherent in Historical Dow’s business is exposure to price changes for several commodities. Some exposures can be hedged effectively through liquid tradable financial instruments. Natural gas and crude oil, along with feedstocks for ethylene and propylene production, constitute the main commodity exposures. Over-the-counter and exchange traded instruments are used to hedge these risks, when feasible.

Historical Dow uses value-at-risk (“VAR”), stress testing and scenario analysis for risk measurement and control purposes. VAR estimates the maximum potential loss in fair market values, given a certain move in prices over a certain period of time, using specified confidence levels. The VAR methodology used by Historical Dow is a variance/covariance model. This model uses a 97.5 percent confidence level and includes at least one year of historical data. The 2018 and 2017 year-end and average daily VAR for the aggregate of all positions are shown below. These amounts are immaterial relative to the total equity of Historical Dow.

Total Daily VAR by Exposure Type at Dec 31	2018		2017
In millions	Year-end	Average	Year-end	Average
Commodities	$26	$30	$32	$35
Equity securities	12	7	4	9
Foreign exchange	26	28	26	38
Interest rate	81	80	70	76
Composite	$145	$145	$132	$158

Historical Dow’s daily VAR for the aggregate of all positions increased from a composite VAR of $132 million at December 31, 2017 to a composite VAR of $145 million at December 31, 2018. The interest rate VAR increased due to an increase in exposure. The equity securities VAR increased due to an increase in managed exposures and higher equity volatility. The commodities VAR decreased due to a decrease in managed exposure. See Note 21 to the Historical Dow 2018 Financial Statements, which are incorporated by reference herein from the pertinent pages thereof filed as Exhibit 99.2 to the Form 10, for further disclosure regarding market risk.

MANAGEMENT

Executive Officers Following the Distribution

The following table sets forth information regarding individuals who are expected to serve as executive officers of Dow, including their expected positions following the separation and distribution. While some of these individuals currently serve as officers of DowDuPont, after the distribution none of the executive officers of Dow will be executive officers or employees of DowDuPont.

Name – Age	Position with Dow	Current Positions and When Elected	Other Business Experience since January 1, 2013 (all with Historical Dow)

Karen S. Carter, 48	Chief Human Resources Officer	Chief Human Resources Officer of TDCC since October 2018; Chief Inclusion Officer of TDCC since July 2017.	North America Commercial Vice President, Dow Packaging and Specialty Plastics from February 2016 to July 2017; Global Business Director, Low Density & Slurry Polyethylene, Packaging & Specialty Plastics from April 2015 to January 2016; and Global Marketing Director Value Chain, NBD & Sustainability, Performance Plastics from September 2011 to April 2015.

Ronald C. Edmonds, 61	Controller and Vice President of Controllers and Tax	Vice President and Controller of TDCC since November 2009; Vice President of Tax of TDCC since January 2016; Co-Controller of DowDuPont since September 2017.	Vice President and Controller since November 2009.

James R. Fitterling, 57	Chief Executive Officer	Chief Executive Officer of TDCC since July 2018; Chief Operating Officer for the Materials Science Division of DowDuPont since September 2017.	President and Chief Operating Officer from February 2016 to July 2018; Vice Chairman and Chief Operating Officer from October 2015 to February 2016; Vice Chairman, Business Operations from October 2014 to October 2015; Executive Vice President, Feedstocks, Performance Plastics and Supply Chain from December 2013 to October 2014; and Executive Vice President, Feedstocks, Performance Plastics, Asia and Latin America from September 2012 to December 2013.

Peter Holicki, 58	Senior Vice President of Manufacturing & Engineering and Environment, Health & Safety Operations	Senior Vice President of Manufacturing & Engineering and Environment, Health & Safety Operations of TDCC since October 2015; responsible for oversight of the Emergency Services and Security Expertise Center since September 2014.	Corporate Vice President of Manufacturing & Engineering and Environment, Health & Safety Operations January 2014 to October 2015; and Vice President of Operations for Europe, Middle East, Africa and India and the Ethylene Envelope from October 2012 to December 2013.

A.N. Sreeram, 51	Senior Vice President of Research & Development and Chief Technology Officer	Senior Vice President of Research & Development of TDCC since August 2013; Chief Technology Officer of TDCC since October 2015.	Corporate Vice President, Research & Development from August 2013 to October 2015; and Vice President, Research & Development, Dow Advanced Materials from 2009 to July 2013.

Howard I. Ungerleider, 50	President and Chief Financial Officer	Chief Financial Officer of TDCC since October 2014; President of TDCC since July 2018; Chief Financial Officer of DowDuPont since September 2017.	Vice Chairman from October 2015 to July 2018; Executive Vice President from October 2014 to October 2015; and Executive Vice President, Advanced Materials from September 2012 to October 2014.

Amy E. Wilson, 48	General Counsel and Corporate Secretary	General Counsel of TDCC since October 2018; Corporate Secretary of TDCC since February 2015; Assistant Corporate Secretary of DowDuPont since September 2017.	Associate General Counsel from April 2017 to September 2018; Assistant General Counsel from February 2015 to April 2017; and Assistant Corporate Secretary from 2008 to February 2015. Director of the Office of the Corporate Secretary since August 2013.

Board of Directors Following the Distribution

The following sets forth information with respect to those persons who are expected to serve on the Dow board of directors following the distribution. After the distribution, none of these individuals will be directors or employees of DowDuPont.

Jeff M. Fettig, 62, is expected to serve as non-executive chairman of Dow. Mr. Fettig is currently non-employee executive chairman and co-lead independent director of DowDuPont. Mr. Fettig is also the former chairman of Whirlpool Corporation, a manufacturer of home appliances, a position he held from 2004 through December 31, 2018. Mr. Fettig joined Whirlpool in 1981 and subsequently held various executive positions, including chief executive officer from 2004 to October 2017. Mr. Fettig served as a director of TDCC from 2003 until the Merger, when he became a director of DowDuPont.

Ajay Banga, 59, is currently the president and chief executive officer of Mastercard Incorporated, a technology company in the global payments industry. Mr. Banga joined Mastercard in 2009 as president and chief operating officer, and assumed his current role in July 2010. Prior to Mastercard, Mr. Banga spent 13 years at Citigroup in various global leadership roles, including as the head of their International Consumer Business and as the chief executive officer for Citibank’s Asia Pacific business, and held leadership roles at PepsiCo and Nestle. Mr. Banga served as a director of TDCC from 2013 until the Merger, when he became a member of the DowDuPont Materials Advisory Committee. Effective December 31, 2018, Mr. Banga became a director of DowDuPont, and Mr. Banga is also currently a member of the board of directors of Mastercard.

Jacqueline K. Barton, 66, is the John G. Kirkwood and Arthur A. Noyes Professor of Chemistry and Norman Davidson Leadership Chair of the Division of Chemistry and Chemical Engineering at the California Institute of Technology, where she has been a member of the faculty since 1989. Dr. Barton began her term as chair of the Division in 2009, and has held the John G. Kirkwood and Arthur A. Noyes Professorship since 2016. Dr. Barton also previously held the Arthur and Marian Hanisch Memorial Professorship from 1997 to 2016. Dr. Barton served as a director of TDCC from 1993 until the Merger, when she became a member of the DowDuPont Materials Advisory Committee. Dr. Barton is also currently a member of the board of directors of Gilead Sciences, Inc.

James A. Bell, 70, was the executive vice president, corporate president and chief financial officer of The Boeing Company, an aerospace company and manufacturer of commercial jetliners and military aircraft from 2008 to 2012. Mr. Bell joined Rockwell International, a predecessor of The Boeing Company, in 1972, and subsequently held various executive positions. Mr. Bell served as a director of TDCC from 2005 until the Merger, when he became a director of DowDuPont. Mr. Bell is also currently a member of the boards of directors of Apple Inc., CDW Corporation and J.P. Morgan Chase & Co.

Wesley G. Bush, 57, is chairman of Northrop Grumman, a global aerospace and defense technology company, a position he has held since July 2011. Mr. Bush served as Northrop Grumman’s chief executive officer from January 2010 through January 1, 2019 and, prior to that, Mr. Bush served as the company’s chief financial officer and also as president of its Space Technology Business. Prior to the acquisition of TRW by Northrop Grumman in 2002, Mr. Bush served as president and chief executive officer for TRW’s UK-based global Aeronautical Systems. Prior to joining TRW in 1987, he held engineering positions with both the Aerospace Corporation and Comsat Labs. Mr. Bush was named to the DowDuPont Materials Advisory Committee in August 2018. Mr. Bush is also currently a member of the boards of directors of Northrop Grumman and General Motors Co.

Richard K. Davis, 61, is the chief executive officer of Make-A-Wish America. Mr. Davis is also the former chairman and chief executive officer, U.S. Bancorp, parent company of U.S. Bank, positions he held from December 2007 to April 2018 and December 2006 to April 2017, respectively. Mr. Davis held various other executive positions at U.S. Bancorp prior to becoming chief executive officer, including president and chief operating officer. Prior to joining Star Banc Corporation, which was one of U.S. Bancorp’s legacy companies, Mr. Davis was an Executive Vice President at Bank of America and Security Pacific Bank. Mr. Davis served as a director of TDCC from 2015 until the Merger, when he became a member of the DowDuPont Materials Advisory Committee. Mr. Davis was appointed to the DowDuPont board of directors in July 2018. Mr. Davis is also currently a member of the boards of directors of MasterCard Incorporated and Xcel Energy.

James R. Fitterling, 57, is expected to be the chief executive officer of Dow. Mr. Fitterling has been the chief executive officer of TDCC since July 2018, and the chief operating officer of DowDuPont’s Materials Science Division since September 2017. Mr. Fitterling first joined Historical Dow in 1984 and has held various other executive positions, including president, chief operating officer, vice chairman of business operations, senior vice president of corporate development, and president of the Plastics and Hydrocarbons businesses. Mr. Fitterling is also currently a member of the board of directors of Chemical Financial Corporation.

Jacqueline C. Hinman, 57, is the former chairman and chief executive officer of CH2M, an engineering and consulting firm focused on delivering infrastructure, energy, environmental and industrial solutions. Ms. Hinman joined the board of directors of CH2M in 2008, and was elected chairman and chief executive officer of CH2M in 2014 in order to execute a turnaround of the firm, ultimately leading to the company’s successful merger with Jacobs Engineering in December 2017. Ms. Hinman was named to the DowDuPont Materials Advisory Committee in July 2018. Ms. Hinman is also currently a member of the board of directors of International Paper, Inc.

Ruth G. Shaw, 71, is a former group executive, public policy and president of Duke Nuclear, a provider of electricity and natural gas. Dr. Shaw retired from Duke Energy Corporation in April 2007, and served as executive advisor to the company until April 2009. Prior to joining Duke Energy in 1992, Dr. Shaw was a leader in community college education, serving as president of Central Piedmont Community College and as president of El Centro College. Dr. Shaw served as a director of TDCC from 2005 until the Merger, when she became a director of DowDuPont. Dr. Shaw is also currently a member of the boards of directors of DTE Energy and SPX Corporation.

Daniel W. Yohannes, 66, served as the U.S. ambassador to the Organization for Economic Cooperation and Development (the “OECD”), an international forum promoting economic growth, sustainable development and energy security, from 2014 to 2017. Prior to joining the OECD, Mr. Yohannes served as Vice Chairman of U.S. Bancorp, the Chief Executive Officer of the Millennium Challenge Corporation, and President and Chief Executive Officer of Colorado National Bank. Mr. Yohannes was named to the DowDuPont Materials Advisory Committee in July 2018. Mr. Yohannes is also currently a member of the board of directors of Xcel Energy.

Director Independence

It is anticipated that all of the members of Dow’s board of directors, except the Chief Executive Officer, who will be an employee of Dow, will meet the criteria for independence as defined by the rules of the NYSE and the Corporate Governance Guidelines that will be adopted by the Dow board of directors (see discussion below under “—Corporate Governance Guidelines”). The Corporate Governance Guidelines, including Dow’s independence standards, will be posted to Dow’s website.

Committees of the Board of Directors

Following the distribution, the Dow board of directors will have the following standing committees: an Audit Committee, a Compensation and Leadership Development Committee, a Corporate Governance Committee and an Environmental, Health, Safety & Technology Committee. The Dow board of directors will adopt a written charter for each of these committees, which will be posted on Dow’s website.

Audit Committee

The responsibilities of the Audit Committee will be more fully described in the Audit Committee Charter and will include, among other duties, to assist the Dow board of directors in fulfilling its oversight responsibilities relating to:

•	the quality, reliability and integrity of the financial statements of Dow;

•	the adequacy of Dow’s internal controls, particularly with respect to Dow’s compliance with legal and regulatory requirements and corporate policy;

•	the internal audit function of Dow;

•	the nomination of the independent auditor and the independent auditor’s qualifications, independence and performance; and

•	the application of the Dow’s accounting principles.

The committee shall prepare the report required by the rules of the SEC to be included in Dow’s annual meeting proxy statement.

The Audit Committee will consist entirely of independent directors, and each will meet the independence requirements set forth in the listing standards of the NYSE and Rule 10A-3 under the Exchange Act. Each member of the Audit Committee will be financially literate and have accounting or related financial management expertise, as such terms are interpreted by the Dow board of directors in its business judgment. Additionally, at least one member of the Audit Committee will be an “audit committee financial expert” under SEC rules and the NYSE listing standards applicable to audit committees. The initial members of the Audit Committee are expected to be Mr. Bell (Chair), Mr. Davis, Mr. Bush, Mr. Yohannes and Ms. Hinman.

Compensation and Leadership Development Committee

The responsibilities of the Compensation and Leadership Development Committee will be more fully described in the Compensation and Leadership Development Committee Charter and will include, among other duties to, discharge the Dow board of directors’ responsibilities relating to the compensation and benefits of Dow’s Chief Executive Officer and other executive officers (as defined in the Exchange Act), employees, and non-employee directors, in a manner consistent with and in support of the business objectives of Dow, competitive practice, and all applicable rules and regulations.

The Compensation and Leadership Development Committee will consist entirely of independent directors, and each will meet the independence requirements set forth in the listing standards of the NYSE. The members of the Compensation and Leadership Development Committee will be “non-employee directors” (within the meaning of Rule 16b-3 of the Exchange Act). The initial members of the Compensation and Leadership Development Committee are expected to be Dr. Shaw (Chair), Mr. Banga and Mr. Fettig.

Corporate Governance Committee

The responsibilities of the Corporate Governance Committee will be more fully described in the Corporate Governance Committee Charter and will include, among other duties to:

•

Report periodically to the Dow board of directors on matters relating to the selection, qualification, and compensation of members of the Dow board of directors and candidates nominated to the Dow board of directors;

•	Develop and recommend to the Dow board of directors a set of corporate governance guidelines;

•

Act as a nominating committee with respect to candidates for directors and to make recommendations to the full Dow board of directors concerning the size of the Dow board of directors and structure of committees of the Dow board of directors;

•	Oversee the evaluation of the Dow board of directors and management of Dow; and

•	Assist the Dow board of directors with oversight of corporate governance matters.

The Corporate Governance Committee will consist entirely of independent directors, and each will meet the independence requirements set forth in the listing standards of the NYSE. The initial members of the Corporate Governance Committee are expected to be Mr. Fettig (Chair), Mr. Bell, Mr. Davis and Mr. Banga.

Environmental, Health, Safety & Technology Committee

The responsibilities of the Environmental, Health, Safety & Technology Committee will be more fully described in the Environmental, Health, Safety & Technology Committee Charter and will include, among other duties to:

•

Assess current aspects of Dow’s environment, health, safety and technology policies and performance and to make recommendations to the Dow board of directors and the management of Dow with regard to promoting and maintaining superior standards of performance;

•	Oversee and advise the Dow board of directors on matters impacting corporate social responsibility and Dow’s public reputation;

•	Focus on Dow’s public policy management, philanthropic contributions and corporate reputation management;

•	Oversee Dow’s policies on political contributions and lobbying expenses and review an annual report on Dow’s political contributions and lobbying expenses; and

•

Oversee the assessment of all aspects of Dow’s science and technology capabilities in all phases of its activities in relation to its strategies and plans and to make recommendations to the Dow board of directors and the management of Dow to continually enhance Dow’s science and technology capabilities.

The initial members of the Environmental, Health, Safety & Technology Committee are expected to be Dr. Barton (Chair), Mr. Yohannes, Ms. Hinman, Mr. Bush and Dr. Shaw.

Stockholder Recommendations for Director Nominees

The Corporate Governance Committee will adopt a process for identifying new director candidates. The Corporate Governance Committee will consider potential candidates suggested by board members, as well as management, stockholders and others. The Corporate Governance Committee will accept stockholders’ suggestions of candidates to consider as potential board members as part of the Corporate Governance Committee’s periodic review of the size and composition of the Dow board of directors and its committees. The Corporate Governance Committee will use the same process to evaluate director nominees recommended by stockholders as it does to evaluate nominees identified by other sources.

Director Qualification Standards

The Corporate Governance Committee will adopt guidelines to be used in evaluating candidates for board membership in order to ensure a diverse and highly qualified board of directors. Directors will be selected based on qualifications including strong values and discipline, high ethical standards, a commitment to full participation on the Dow board of directors and its committees, relevant career experience, and a commitment to ethnic, racial and gender diversity. In addition to the characteristics mentioned above, the guidelines will provide that candidates should possess individual skills, experience and demonstrated abilities that help meet the current needs of the Dow board of directors and provide for diversity of membership, such as experience or expertise in some of the following areas: the chemical industry, global business, science and technology, finance and/or economics, corporate governance, public affairs, government affairs, and experience as chief executive officer, chief operating officer or chief financial officer of a major company. Other factors to be considered will include independence of thought, willingness to comply with director stock ownership guidelines, meeting applicable director independence standards (where independence is desired) and absence of conflicts of interest. Guidelines for director qualifications will be included in the Corporate Governance Guidelines. The guidelines for Director qualifications will provide that a commitment to diversity is a consideration in the identification and nomination of director candidates, and that candidates are evaluated to provide for a diverse and highly qualified board of directors. The Corporate Governance Committee and the full Dow board of directors will implement and assess the effectiveness of these guidelines and the commitment to diversity by referring to these guidelines in the review and discussion of director candidates when assessing the composition of the Dow board of directors.

Corporate Governance Guidelines

The Dow board of directors will adopt governance guidelines designed to assist Dow and the board of directors in implementing effective corporate governance practices. The governance guidelines will be reviewed regularly by the Corporate Governance Committee in light of changing circumstances in order to continue serving the best interests of Dow and its stockholders.

Communications with the Board of Directors and Procedures for Treatment of Complaints Regarding Accounting, Internal Controls, Auditing and Ethics

Dow stockholders and other interested parties may communicate directly with the full board of directors, the non-management directors as a group, or with specified individual directors by mail addressed to Dow Inc., c/o Office of the Corporate Secretary, 2211 H.H. Dow Way, Midland, MI 48674. Please specify the intended recipient(s) of your letter.

Communications will be distributed to any or all directors as appropriate depending upon the individual communication. However, communications that do not directly relate to a director’s duties and responsibilities as a director of Dow may be excluded from distribution. Such excluded items include “spam”; advertisements; mass mailings; form letters and email campaigns that involve unduly large numbers of similar communications; solicitations for goods, services, employment or contributions; surveys; and individual product inquiries or complaints. Additionally, communications that appear to be unduly hostile, intimidating, threatening, illegal or similarly inappropriate will also be screened for omission by the Office of the Corporate Secretary. Any omitted communication will be made available to any director upon request.

Concerns relating to accounting, internal controls, auditing or ethics will be immediately reported to the Office of Ethics and Compliance for investigation and response, including review and handling by the internal audit function as appropriate with oversight by the Audit Committee. Concerns may be reported directly to the Office of Ethics and Compliance via its website at www.dowethicsline.com, and an anonymous toll-free hotline (1-800-803-6862 in the United States or Canada, or refer to the list of international access codes posted on the website).

Code of Business Conduct

The Dow board of directors will adopt a Code of Business Conduct that clearly outlines expectations that Dow’s directors, officers and employees abide by the law and be highly principled and socially responsible in all business practices. All directors, officers and employees will be expected to be familiar with Dow’s Code of Business Conduct, and to apply its principles in the daily performance of their responsibilities. The Code of Business Conduct is intended to focus employees, officers and directors on Dow’s corporate values of integrity, respect for people, and protecting the planet, help them recognize and make ethical, lawful and informed decisions, provide a framework that enables a respectful culture operating with the highest ethical and business standards, and offer robust mechanisms to report unethical conduct, anonymously or otherwise.

Director Compensation

Following the distribution, director compensation will be determined by the Dow board of directors with the assistance of its Compensation and Leadership Development Committee and its Corporate Governance Committee. It is anticipated that such compensation will consist of a cash retainer in the amount of $115,000 per year, and an equity award of restricted stock with a grant date fair value of approximately $170,000.

In addition, Dow anticipates that the chairs of the Audit Committee and Compensation and Leadership Development Committee will receive an additional cash retainer in the amount of $35,000 and $25,000 per year, respectively, and all other committee chairs will receive an additional cash retainer in the amount of $20,000 per year. The Dow board of directors will evaluate the duties of the non-executive chairman from time-to-time to determine whether additional compensation is appropriate.

Dow does not expect to provide directors who are also Dow’s employees any additional compensation for serving as a director.

Stock Ownership Guidelines

Dow will adopt stock ownership guidelines for directors. Dow expects that it will have a guideline of each director owning at least five times the amount of the annual board retainer fee, with a five-year time period after first election to achieve that level, and a requirement to retain all equity awards during the term of service to Dow. The Dow directors will have a period of five years following distribution to meet this requirement.

Deferred Compensation

Dow will adopt a deferred compensation plan under which non-employee directors may choose, prior to the beginning of each year, to have all or part of their fees credited to deferred compensation accounts.

COMPENSATION DISCUSSION AND ANALYSIS

In anticipation of the completion of the intended separation of DowDuPont into three independent, public companies within a relatively short period of time after the Merger, the DowDuPont board of directors decided not to develop separate executive compensation programs at the DowDuPont level. Rather, the executive officers of DowDuPont have continued to be employees of, and participants in, the compensation and benefit programs of Historical Dow and Historical DuPont, as applicable. The only significant exception to this structure is related to post-Merger Synergy and Speed to Spin incentives and 2018 Performance Award incentive grants, which were awarded to certain senior executives and which are discussed more fully in the section entitled “2018 Compensation Decisions.” Accordingly, this Compensation Discussion and Analysis (this “CD&A”) discusses Historical Dow’s compensation programs as they have been applied to certain individuals who are expected to be the Dow “named executive officers” following the separation (the “Dow NEOs”) and outlines certain aspects of Dow’s anticipated post-separation compensation structure for those individuals.

Although the anticipated executive compensation programs and policies of Dow discussed below have been reviewed with the Dow Compensation Subcommittee (which was established by the DowDuPont Compensation Committee to oversee compensation and benefits matters related to executive officers and employees of Historical Dow), these programs and policies remain subject to further review and approval by the Compensation and Leadership Development Committee of the Dow board of directors after the separation.

After the separation, the Compensation and Leadership Development Committee will review the compensation for all of the executive officers of Dow and determine the appropriate compensation, benefits and perquisites for them, and accordingly the compensation, benefits and perquisites provided them after the separation may not necessarily be the same as those discussed below.

Named Executive Officers

Following the separation, Jim Fitterling is expected to serve as Dow’s Chief Executive Officer and Howard Ungerleider is expected to serve as Dow’s President and Chief Financial Officer. The other individuals who are expected to be the Dow NEOs are: Peter Holicki (Dow’s Senior Vice President of Manufacturing & Engineering), A.N. Sreeram (Dow’s Senior Vice President and Chief Technology Officer) and Amy E. Wilson (Dow’s General Counsel and Corporate Secretary).

Dow’s Executive Compensation Philosophy and Determinations

Program Structure and Alignment with Core Principles

Historical Dow has a history of designing executive compensation programs to attract, motivate, reward and retain the high-quality executives necessary for company leadership and strategy execution.

The Dow compensation programs will be designed and administered to follow these core principles:

•	Establish a strong link between pay and performance

•	Align executives’ interests with stockholders’ interests, particularly over the longer term

•	Reinforce business strategies and drive long-term sustained stockholder value

The executive compensation program will be designed to deliver value through three primary forms of compensation: base salary, annual incentives, and long-term incentives (“LTIs”).

Executive Compensation Governance Practices

Compensation of the executive officers of Dow, including that of the Dow NEOs, will be overseen by the Compensation and Leadership Development Committee (or, in the case of the CEO, by the Compensation and

Leadership Development Committee and the independent members of the Dow board). The Dow board of directors and the Compensation and Leadership Development Committee will be assisted in performance of their oversight duties by an independent compensation consultant and management.

The following summarizes key governance characteristics related to the executive compensation programs in which the Dow NEOs will participate:

Key Executive Compensation Practices

•	Active stockholder engagement

•	Strong links between executive compensation outcomes, individual performance and company financial and market performance

•	Compensation program structure designed to discourage excessive risk taking

•	Significant focus on performance-based pay

•	Each component of target pay benchmarked to median of either the peer group or of the general market, as applicable

•	Carefully structured peer group with regular Compensation and Leadership Development Committee review

•	Stock ownership requirements of six times base salary for the CEO and four times base salary for the other Dow NEOs

•	100 percent independent Compensation and Leadership Development Committee

•	Clawback policy

•	Anti-hedging/Anti-pledging policies

•	Independent compensation consultant reporting to the Compensation and Leadership Development Committee

•	No change-in-control agreements

•	Stock incentive plans prohibit option repricing, reloads, exchanges or options granted below market value without stockholder approval

•	Regular review of the Compensation and Leadership Development Committee Charter to ensure best practices and priorities

The Compensation and Leadership Development Committee will periodically review best practices in governance and executive compensation to ensure that the compensation programs align with Dow’s core principles.

Components of Executive Compensation and Benefits

Executives will receive a mix of variable and fixed components of compensation which are aligned with the compensation philosophy as highlighted in the chart below:

Component	Purpose
Base Salary	Provides a regular source of income for Dow NEOs and acts as a foundation for other pay components (e.g., annual incentive targets for Dow NEOs are expressed as a percentage of base salary)
Annual Incentive	Rewards employees for achieving critical financial and operational goals
Long-Term Incentive	Aligns the interests of executives with stockholders by linking pay and performance, with the goal of accelerating growth, profitability and stockholder return
Aids Dow in retaining the Dow NEOs and other key employees
Benefits and Perquisites	Executives participate in the same benefit programs that are offered to other salaried employees
Limited perquisites are provided to executives to facilitate strong performance on the job and enhance their personal security and productivity

NEO incentive compensation will be based on clearly disclosed and measurable goals linked to company performance. The Dow compensation program will be targeted to deliver compensation at approximately the median of a core group of companies with whom Dow competes globally for business and executive talent. To the extent that an individual NEO’s compensation exceeds the median, it will be attributable to factors including executive tenure, experience and stockholder value-enhancing achievement of measurable goals. In connection with the separation and distribution, Dow expects to continue the components of Historical Dow’s compensation and benefits program and will adopt a stock incentive plan as described below under “—Dow Inc. 2019 Stock Incentive Plan.”

Benefits and Perquisites

Benefits

Dow will provide benefits (including retirement benefits) to eligible employees, including the eligible Dow NEOs, through a combination of qualified and non-qualified plans such as the following:

•	Defined-Benefit Retirement Plans (if applicable)

•	Supplemental Retirement Plans

•	Pension Plans

•	401(k) Plans

•	Supplemental Savings Plans

The Dow NEOs will be entitled to participate in the same plans as most other salaried employees. In addition, because highly compensated employees are subject to U.S. tax limitations on contributions to some retirement plans, Historical Dow created non-qualified retirement programs intended to provide these employees with the same benefits they would have received under the qualified plans without the tax limits. Dow expects to continue many of Historical Dow’s compensation plans, including The Dow Executives’ Supplemental Retirement Plan and Dow Employees’ Savings Plan, which are described in the section entitled “Executive Compensation—Benefits—Pension Benefits—Additional Information.” The Dow NEOs will be eligible to participate in the same non-qualified retirement plans as all other highly compensated salaried employees.

Perquisites

Dow may offer perquisites that the Compensation and Leadership Development Committee believes are reasonable yet competitive in attracting and retaining the executive team.

The Compensation and Leadership Development Committee will regularly review the perquisites provided to the respective Dow NEOs as part of its overall review of executive compensation. The following outlines the limited perquisites that may be provided to executives:

•	Financial and Tax Planning Support

•	Executive Physical Examination and Related Travel Expenses

•	Executive Excess Umbrella Liability Insurance

•	Home Security Alarm System

•

Personal Travel on Corporate Aircraft and Related Travel Expenses for CEO, who Dow expects will be required by the Dow board of directors for security and immediate availability reasons to use corporate aircraft for business and personal travel, and for other NEOs as may be approved under limited circumstances

•	Company Car for CEO

Although Mr. Fitterling was entitled to use a company car during 2018, he declined to use this benefit in 2018. For information regarding the perquisites that the Dow NEOs received from Historical Dow for the fiscal year ended December 31, 2018, see the column titled “All Other Compensation” of the Summary Compensation Table and the accompanying narrative in the section entitled “Executive Compensation—Compensation Tables and Narratives—Summary Compensation Table.”

The Compensation Process

The Compensation and Leadership Development Committee, with the support of Mercer, Dow’s independent compensation consultant, and company management, will develop and execute the executive compensation program. The Compensation and Leadership Development Committee will be responsible for recommending for approval by the independent directors the compensation of the CEO, and for approving the compensation of all of the other Dow NEOs and executive officers. The Compensation and Leadership Development Committee will annually review and evaluate the executive compensation program to ensure that the program is aligned with Dow’s compensation philosophy and with performance.

The Compensation and Leadership Development Committee will review the following factors, among others, to determine executive compensation:

•	Competitive analysis: Median levels of compensation for similar jobs and job levels in the market, taking into account revenue relative to the peer group

•	Company performance: Measured against financial metrics and operational targets approved by the Compensation and Leadership Development Committee

•	Market landscape: Business climate, economic conditions and other factors

•	Individual roles: Each executive’s experience, knowledge, skills and personal contributions

Role of Company Management

The CEO will make recommendations to the Compensation and Leadership Development Committee regarding compensation for senior executives after reviewing Dow’s overall performance, each executive’s personal contributions and relevant compensation market data from the peer group for similar jobs and job levels.

Role of the Compensation and Leadership Development Committee

The Compensation and Leadership Development Committee will be responsible for establishing Dow’s executive compensation philosophy. The Compensation and Leadership Development Committee will be responsible for approving compensation for the Dow NEOs and will have broad discretion when setting compensation types and amounts. As part of the review, company management and the Compensation and Leadership Development Committee also will review summary total compensation scenarios for the Dow NEOs. Additionally, the Compensation and Leadership Development Committee will annually review the corporate goals and objectives relevant to the compensation of the CEO. The Compensation and Leadership Development Committee will evaluate the CEO’s performance against the CEO’s objectives and make recommendations to the independent directors regarding compensation levels based on that evaluation. The Compensation and Leadership Development Committee will consider compensation market data from the peer group when setting compensation types and amounts for the CEO.

Role of Independent Board Members

The independent members of the Dow board of directors will be responsible for assessing the performance of the CEO. They also will be responsible for approving the compensation types and amounts for the CEO.

Role of the Independent Compensation Consultant

The Compensation and Leadership Development Committee is expected to continue the retention of Mercer as Dow’s independent compensation consultant (the “Consultant”) for executive compensation matters.

The Consultant’s responsibilities are expected to include:

•	Advising the Compensation and Leadership Development Committee on trends and issues in executive compensation

•	Reviewing and advising the group of companies in the peer group

•	Consulting on the competitiveness of the compensation structure and levels of Dow’s executive officers and non-employee directors

•	Providing advice and recommendations related to the compensation and design of Dow’s compensation programs

•	Reviewing and advising on all materials provided to the Compensation and Leadership Development Committee for discussion and approval

•	Participating in Compensation and Leadership Development Committee meetings as requested and communicating with the Chair of the Compensation and Leadership Development Committee between meetings

The Consultant is expected to have safeguards and procedures in place to maintain the independence of the Consultant in its executive compensation consulting practice, and the Compensation and Leadership Development Committee will determine whether the compensation consultant’s work has raised any conflicts of interest. These safeguards may include a rigidly enforced code of conduct, a policy against investing in client organizations and separation between the Consultant’s executive compensation consulting and their other administrative and consulting business units from a leadership, performance measurement and compensation perspective.

Peer Group and Benchmarking

Dow competes with a wide variety of both industry and non-industry specific companies for executive talent and investor assets. In order to ensure the executive pay program is competitive and has a strong link to stock price performance, Dow will maintain an executive compensation peer group developed utilizing the following selection criteria:

•	Revenues

•	Market capitalization

•	Global presence

•	Research intensity or innovation and/or technology

•	Competitor for talent

•	Industries and markets served

The Dow Compensation Subcommittee, with the support of the Dow management team and Mercer, selected the companies named below, which will be reviewed by the Compensation and Leadership Development Committee following the distribution:

Peer Group
3M Company	Archer Daniels Midland Company	The Boeing Company
Caterpillar Inc.	The Coca-Cola Company	ConocoPhillips
Deere & Company	Eli Lilly and Company	Honeywell International Inc.
Johnson & Johnson	Johnson Controls Inc.	Kimberly-Clark Corporation
Lockheed Martin Corporation	Mondelēz International, Inc.	PepsiCo, Inc.
Pfizer Inc.	The Procter & Gamble Company	United Technologies Corporation

The selected peer group will be used for market comparisons, benchmarking and setting executive compensation. Market pay data for the selected peer group will be gathered through compensation surveys conducted by the Consultant. Dow expects to target the median of the peer group for all compensation elements in order to attract, motivate, develop and retain top level executive talent. Annual performance award targets and long-term incentive grants are expected to reflect market median values while actual payouts are dependent on performance.

The peer group will be periodically evaluated and updated to ensure the companies in the group remain relevant.

Other Considerations

Stock Ownership Guidelines

Dow will require that its CEO accumulate and hold shares with a value equal to six times his or her base pay and that all other Dow NEOs accumulate and hold shares of Dow common stock with a value equal to four times base pay. The Dow NEOs will have a period of five years following the distribution to meet this requirement. Currently, based on their ownership of DowDuPont common stock, all Dow NEOs would be expected to meet this requirement during the required time.

The stock ownership guidelines will include a retention ratio requirement. Under the policy, until the required ownership is reached, executives will be required to retain 75 percent of net shares acquired upon any future vesting of stock units or exercise of stock options, after deducting shares used to pay applicable taxes and/or exercise price.

For purposes of the stock ownership guidelines, direct ownership of shares and stock units held in employee plans will not be included. Stock options and performance share units (“PSUs”) are not included in determining whether an executive has achieved the ownership levels.

Speculative Stock Transactions; Anti-Hedging and Anti-Pledging Policy

It will be against Dow policy for directors and executive officers to engage in derivative or speculative transactions in Dow securities. As such, it will be against Dow policy for directors and executive officers to trade in puts or calls in Dow securities, or sell Dow securities short. In addition, it will be against Dow policy for directors and executive officers to pledge Dow securities, or hold Dow securities in margin accounts.

Executive Compensation Recovery (Clawback) Policy

As part of its overall corporate governance structure, Dow will maintain an Executive Compensation Recovery Policy for its executive officers. This policy is expected to allow Dow to recover incentive income if an executive officer either knowingly engaged in or was grossly negligent in the event of circumstances that resulted in a financial restatement or other material non-compliance.

Compensation and Risk Management

The Compensation and Leadership Development Committee periodically will review Dow’s compensation policies and practices to determine whether the incentive compensation programs create risks that are reasonably likely to have a material adverse effect on Dow. The evaluation is expected to cover a wide range of practices and policies including: the balanced mix between pay elements, the balanced mix between short and long-term programs, caps on incentive payouts, governance processes in place to establish, review and approve goals, use of multiple performance measures, discretion on individual awards, use of stock ownership guidelines, provisions in severance/change in control policies, use of a compensation recovery policy, and Compensation and Leadership Development Committee oversight of compensation programs.

2018 Compensation Decisions

The following information relates to DowDuPont’s 2018 compensation program as applicable to the Dow NEOs.

Base Salary

Base salary is a fixed portion of compensation based primarily on an individual’s skills, job responsibilities and experience, as well as more subjective factors such as the assessment of individual performance by the DowDuPont Compensation Committee (in the case of Messrs. Fitterling and Ungerleider) or Dow Compensation Subcommittee (for the other Dow NEOs). Base salaries for executives are benchmarked against similar jobs at other companies and are targeted at the median of the respective peer group, after adjusting for each company’s revenue size.

The table below shows the annual base salaries for the Dow NEOs as of December 31, 2018. This information may be different from the base salary provided in the Summary Compensation Table, which reflects actual base pay received for 2018.

Name	2018 Base Salary ($)
Jim Fitterling	1,185,717
Howard Ungerleider	1,110,261
A.N. Sreeram	787,551
Amy E. Wilson	580,008
Peter Holicki	630,365

Annual Incentive Compensation—Annual Performance Award

The Performance Award is an annual cash incentive program. DowDuPont uses this component of compensation to reward its executives and Historical Dow and Historical DuPont employees for achieving financial results and goals linked to the company’s success. Meeting or exceeding annual business and financial goals is important to executing DowDuPont’s (and Historical Dow’s) long-term business strategy and delivering value to stockholders. To do this, the DowDuPont Compensation Committee identifies key performance metrics and goals. The DowDuPont Compensation Committee (or, in the case of the Dow NEOs other than Messrs. Fitterling and Ungerleider, the Dow Compensation Subcommittee) then links these to individual goals to determine the Performance Award payout.

The Performance Award target amount is calculated using each eligible employee’s individual Performance Award target percentage amount, multiplied against the company component, and adjusted by an individual performance factor, which includes safety performance. The metrics of the company component include DowDuPont Operating Net Income and Materials Science Division Operating EBITDA, and can range from 0 percent to 200 percent of target. The individual performance factor can range from 0 percent to 150 percent. The 2018 Performance Award was capped at a maximum payout of 200 percent. The Dow Compensation Subcommittee (or, the DowDuPont Compensation Committee in the case of Messrs. Fitterling and Ungerleider) had discretion to modify the 2018 Performance Award payout for employees or executive management once the metrics for the company component were known.

The target goals and 2018 results of the company component of the 2018 Performance Award are shown below:

Employee Group	Metric	Threshold ($mm) (50%)	Target ($mm) (100%)	Maximum ($mm) (200%)	Weight	2018 Actual ($mm)	Metric Payout	Total Payout
DowDuPont Officers, excluding COO’s (Howard Ungerleider)	DowDuPont Operating Net Income	8,086	9,513	10,940	100%	9,564	104%	104%

DowDuPont Materials Science Division COO (Jim Fitterling)	DowDuPont Operating Net Income	8,086	9,513	10,940	50%	9,564	104%	101%
	Materials Science Division Operating EBITDA	8,242	9,696	11,150	50%	9,639	98%

DowDuPont Materials Science Division employees (all other Dow NEOs)	DowDuPont Operating Net Income	8,086	9,513	10,940	30%	9,564	104%	100%
	Materials Science Division Operating EBITDA	8,242	9,696	11,150	70%	9,639	98%

The metrics used in the 2018 Performance Award are non-GAAP measures and defined as follows:

•

DowDuPont Operating Net Income: Net income available for DowDuPont common stockholders, excluding the after tax impact of significant items and the after tax impact of amortization expense associated with Historical DuPont’s intangible assets. DowDuPont excludes the impact of significant items from both presentations to investors and from its executive compensation performance calculations because they are not reflective of underlying operations for the particular period in which they are recorded and, therefore, could mask underlying operating trends.

•

Materials Science Division Operating EBITDA: Combined earnings (i.e., income from continuing operations before income taxes) before interest, depreciation, amortization and foreign exchange gains (losses), excluding the impact of significant items, for DowDuPont’s Performance Materials & Coatings segment, Industrial Intermediates & Infrastructure segment and Packaging & Specialty Plastics segment.

As detailed in the table above, the results related to the company component were in line with financial targets for the 2018 Performance Award and resulted in a payout ranging from 100 percent to 104 percent. However, based on the recommendation of Dow management, the DowDuPont Compensation Committee set the company component at 82 percent for all employees of DowDuPont’s Materials Science Division, including the Dow NEOs, due to the impact of costs on the company’s financial results. The DowDuPont Compensation Committee also set the individual performance factor for Messrs. Fitterling and Ungerleider, who serve as executive officers of DowDuPont, reflecting each individual’s personal contributions to the company’s success. The Dow Compensation Subcommittee set the individual performance factor for the remaining Dow NEOs based on their respective contributions. The following table reflects the 2018 Performance Award payout for each Dow NEO.

Name	Year End Base Salary ($) (a)	PA Target Percent (b)	PA Target Amount ($) (c)	Company Component (d)	Individual Factor - Committee Assessment (e)	Total PA Payment Percent (f)	Total PA Payout Amount
			(a * b)			(d*e)	(c*d*e)
Jim Fitterling	1,185,717	125%	1,482,146	82%	120%	98%	1,458,432
Howard Ungerleider	1,110,261	120%	1,332,313	82%	120%	98%	1,310,996
A.N. Sreeram	787,551	95%	748,173	82%	115%	94%	705,528
Amy E. Wilson	580,008	100%	580,008	82%	110%	90%	523,167
Peter Holicki	630,365	90%	567,329	82%	100%	82%	465,209

Long-Term Incentive (LTI) Compensation

Executive compensation is linked strongly to the financial and operational performance of the company. Prior to the Merger, Historical Dow’s practice was to utilize a LTI mix of 45 percent PSUs, 30 percent stock options and 25 percent restricted stock units (“RSUs”). In light of the anticipated timing of DowDuPont’s separation into three independent, publicly traded companies, including that 2018 may be the only full calendar year for the combined company, the DowDuPont Compensation Committee determined that (other than the 2017 Synergy Grants described below) PSUs, given their three year measurement convention, were not an appropriate form of award. As a result, in February 2018 the DowDuPont Compensation Committee made all 2018 LTI grants in the form of stock options, and approved the LTI grant for Messrs. Fitterling and Ungerleider. In February 2018, the Dow Compensation Subcommittee approved the LTI grant for the remaining Dow NEOs based upon the peer group median LTI values. In March 2018, the DowDuPont Compensation Committee approved a one-time grant for Mr. Ungerleider. In October 2018, the Dow Compensation Subcommittee approved a one-time grant for Ms. Wilson. Following the separation and distribution, the Dow Compensation and Leadership Development Committee will evaluate and set an appropriate pay mix based on market practice. See the Summary Compensation Table in the section entitled “Executive Compensation” for more information on the LTI grants to the Dow NEOs.

Synergy and Speed to Spin Incentives

In December 2017 following the Merger, DowDuPont made grants of PSUs (the “Synergy Grants”) to certain senior executive officers, including Messrs. Fitterling, Ungerleider, Sreeram and Holicki, as well as cash-based performance awards to other leaders (the “Incentive Awards”) to incentivize:

•	Targeted cost synergies of $3 billion on a run-rate basis (DowDuPont is performing above target and has committed to deliver run-rate cost synergies of $3.6 billion); and

•	Timely realization of the distributions of Dow and Corteva.

The parameters of the Synergy Grant and Incentive Awards are outlined below:

		Business Performance and Payout Ranges [1,2]
Metric	Weighting	Threshold ($) (Synergy: 50% Payout Spin: 25% Payout)	Target ($) (100% Payout)	Maximum ($) (200% Payout)
Synergy Capture	66%	2.94 billion	3.0 billion	3.45 billion
Dow Spin [2]	17%	22 months	19 months	16 months
Corteva Spin [2]	17%	24 months	21 months	18 months
[1]	Payouts will be interpolated on a linear basis for performance between, respectively, Threshold and Target performance and Target and Maximum performance.
[2]	All dates measured from the Merger closing.

Given that DowDuPont intends to separate into three separate entities in the near-term, the DowDuPont Compensation Committee developed this post-Merger program to further incentivize key DowDuPont executives to meet these Merger-related objectives. Regardless of when completion of the specified performance measures occurs, no payouts will be made until, at the earliest, twenty-four months after the close of the Merger, to ensure continued alignment with the strategic objectives.

Treatment of Equity Awards Outstanding at the Time of the Distribution

Dow expects that DowDuPont equity awards outstanding at the distribution date will be adjusted using the following principles:

•	For each award recipient, the intent is to maintain the economic/intrinsic value of those awards before and after the distribution date.

•	The material terms of the equity awards, such as vesting conditions and treatment upon termination of employment, will generally continue unchanged.

•

Depending on certain factors, relating to the type, timing and holder of the equity awards, the awards may be adjusted using either the “employer method” or the “shareholder method” as more fully described, and subject to certain exceptions noted, below.

Employer Method

DowDuPont stock options and restricted stock units, other than those granted to employees on February 15, 2018 and awards granted to certain non-Dow executives, will generally be adjusted using the “employer method” as follows:

•

At the time of the distribution, all DowDuPont equity awards held by individuals who are employees of Dow at such time will be converted into awards of Dow and all equity awards held by employees who remain with DowDuPont will remain awards of DowDuPont, in each case, with appropriate adjustments to account for the separation and distribution of Dow.

•

At the time of the distribution of Corteva, all DowDuPont equity awards held by individuals who are employees of Corteva at such time will be converted into awards of Corteva and all equity awards held by employees who remain with New DuPont will remain awards of New DuPont (except that awards held by certain employees with no defined future role will convert into awards covering both Corteva and New DuPont), in each case, with appropriate adjustments to account for the separation and distribution of Corteva.

Shareholder Method

DowDuPont (i) stock options and restricted stock units granted on February 15, 2018, (ii) outstanding performance stock unit awards and restricted stock awards and (iii) awards held by non-employee directors of DowDuPont and certain non-Dow executives will generally be adjusted using the “shareholder method” as follows:

•

At the time of the distribution, all such equity awards will be converted into awards of each of Dow and DowDuPont and adjusted based on the Dow distribution ratio and the relative closing share prices of Dow and DowDuPont common stock upon the distribution.

•

At the time of the distribution of Corteva, the DowDuPont awards will be further converted into awards of each of New DuPont and Corteva and adjusted based on the Corteva distribution ratio and the relative closing share prices of Corteva and New DuPont common stock upon such distribution.

The following table provides additional information regarding the general treatment of specific types of equity awards in connection with the distribution, depending on whether an individual will be an employee of Dow or remain with DowDuPont following the distribution. As a result of the adjustments to such awards in connection with the separation and distribution, the precise number of stock options, restricted stock awards, restricted stock units and performance stock units will not be known until the distribution date or shortly thereafter.

	Dow Employees	DowDuPont Employees
Stock Options	Employer Method: Outstanding stock options will be converted into awards that will be settled in shares of Dow common stock, with the number of shares and exercise price adjusted to maintain the economic/intrinsic value of the award at the time of separation.

Employer Method: Outstanding stock options will remain awards of DowDuPont, but the number of shares underlying the award and exercise price will be adjusted to maintain the economic/intrinsic value of the award at the time of separation.

The adjusted DowDuPont stock option will be further adjusted upon the Corteva distribution to cover the common stock of the holder’s employer (i.e., Corteva or New DuPont) after the Corteva distribution (or, in the case of an employee with no future defined role, the stock of both companies), with appropriate adjustments to maintain the economic/intrinsic value of the award at the time of the Corteva distribution.

Shareholder Method: Upon the distribution, outstanding stock options will be converted into both stock options to purchase Dow common stock and stock options to purchase DowDuPont common stock, based on the relative values of each company’s stock at the time of the separation, with the number of shares and exercise price adjusted to maintain the economic/intrinsic value of the award.

When DowDuPont separates Corteva, such adjusted DowDuPont stock options will be further adjusted into stock options to purchase Corteva common stock and options to purchase New DuPont common stock, based on the relative values of each of Corteva and New DuPont’s stock at the time of the Corteva distribution, with the number of shares and the exercise price adjusted to maintain the economic/intrinsic value of the award.

	Dow Employees	DowDuPont Employees
Restricted Stock Units	Employer Method: Outstanding restricted stock units will be converted into awards that will be settled in shares of Dow common stock, with the number of shares adjusted to maintain the economic/intrinsic value of the award at the time of separation.

Employer Method: Outstanding restricted stock units will remain awards of DowDuPont, but the number of shares will be adjusted to maintain the economic/intrinsic value of the award at the time of separation.

The adjusted DowDuPont restricted stock unit will be further adjusted upon the Corteva distribution to cover the common stock of the holder’s employer (i.e., Corteva or New DuPont) after the Corteva distribution (or, in the case of an employee with no future defined role, the stock of both companies), with appropriate adjustments to maintain the economic/intrinsic value of the award at the time of the Corteva distribution.

Shareholder Method: Outstanding restricted stock units will be converted into both Dow restricted stock units and DowDuPont restricted stock units, based on the relative values of each company’s stock at the time of the separation, with the number of shares subject to the award adjusted to maintain the economic/intrinsic value of the award.

When DowDuPont separates Corteva, such adjusted DowDuPont restricted stock units will be further adjusted into Corteva restricted stock units and New DuPont restricted stock units, based on the relative values of each of Corteva and New DuPont’s stock at the time of such separation and subject to adjustment to maintain the economic/intrinsic value of the award.

Performance Stock Units and Restricted Stock Awards

All outstanding performance stock units (i.e, the Synergy Grants) and restricted stock awards will be adjusted using the “shareholder method”.

Upon the distribution, outstanding performance stock units and restricted stock awards, as the case may be, will be converted into both the applicable Dow award and DowDuPont award, based on the relative values of each company’s stock at the time of the separation, with the number of shares subject to the award adjusted to maintain the economic/intrinsic value of the award.

When DowDuPont separates Corteva, the adjusted DowDuPont performance stock units and restricted stock awards, as the case may be, will be further converted into the applicable Corteva award and New DuPont award, based on the relative values of Corteva and New DuPont’s stock at the time of such separation and subject to adjustment to maintain the economic/intrinsic value of the award.

With respect to performance stock units, no adjustments will be made to the performance metrics applicable to the awards.

Outstanding equity awards held by individuals outside of the United States generally will be adjusted in accordance with the summaries above to the extent permitted by applicable law. However, treatment of equity awards may vary in certain non-US jurisdictions.

The DowDuPont equity awards held by Historical Dow employees who will not be employees of Dow, Corteva, or New DuPont following the separation and distribution will be converted and adjusted in the same manner as those types of equity awards that have been granted to employees of Dow, and will be adjusted accordingly to maintain the economic/intrinsic value of the awards. Likewise, the DowDuPont equity awards held by Historical DuPont employees who will not be an employee of Dow, Corteva or New DuPont following the distribution of Corteva will be converted and adjusted in the same manner as those types of equity awards that have been granted to continuing employees, except that, upon the Corteva distribution, the award will be adjusted to cover the common stock of both Corteva and New DuPont, in each case, with appropriate adjustments to maintain the economic/intrinsic value of the award at the time of the Corteva distribution.

Dow Inc. 2019 Stock Incentive Plan

Prior to the separation and distribution, Dow expects to adopt the Dow Inc. 2019 Stock Incentive Plan, which is referred to in this section as the “Incentive Plan.” The following summary of the material terms of the Incentive Plan is qualified in its entirety by reference to the terms of the Incentive Plan, the form of which is attached as Exhibit 10.4 to the Form 10 and incorporated herein by reference.

The Incentive Plan will become effective as of the distribution date, subject to the occurrence of the distribution, and will authorize Dow to grant equity-based incentive awards to its and its subsidiaries’ eligible employees, non-employee directors, consultants, advisors and other individuals following the distribution. In addition, the Incentive Plan will be used to settle outstanding DowDuPont equity awards that will be converted into awards that are denominated in Dow common stock following the distribution pursuant to the employee matters agreement, which are referred to in this section as “Legacy Awards.” These Legacy Awards will otherwise generally remain in effect pursuant to their existing terms and the terms of the plan under which they were originally granted. See the section entitled “Compensation Discussion and Analysis—Treatment of Equity Awards Outstanding at the Time of the Distribution.”

Dow expects the following limitations to apply under the Incentive Plan:

•	A maximum number of 75,000,000 shares of Dow common stock underlying Legacy Awards and new awards that may be granted.

•	For participants other than non-employee directors, no participant may be granted in any one fiscal year awards that, in the aggregate, comprise more than 3,000,000 shares of Dow common stock.

•

For participants who are non-employee directors, the maximum aggregate number of shares of Dow common stock subject to awards granted in one fiscal year is 15,000 shares; however, in the first fiscal year in which a non-employee director joins the Dow board of directors or is first designated as Chairman or Lead Director of the Dow board of directors, the maximum aggregate number of shares is 30,000.

The foregoing share limits will be subject to adjustment in certain circumstances to prevent dilution or enlargement, or in the event Dow undergoes a reorganization or other corporate transaction. If an award expires or is forfeited (including, for this purpose, any Legacy Award), the shares underlying the expired or forfeited award will be added back to the share pool and would be available for future grants. However, shares that are tendered or withheld to cover the exercise price of any award or to satisfy any tax withholding obligation, or that are not issued upon full settlement of a stock-settled stock appreciation right, will not be added back to the share pool.

Under the Incentive Plan, Dow may grant stock options, stock appreciation rights, restricted stock, restricted stock units, performance stock, performance stock units, and other equity-based awards. The Dow Compensation and Leadership Development Committee would have the discretion to establish the vesting conditions applicable to awards, the performance goals applicable to a performance award, and to determine the extent to which any performance goals have been achieved. Awards of restricted stock or restricted stock units will generally be subject to minimum vesting requirements set forth in the plan, subject to certain limited exceptions.

All of Dow’s and its subsidiaries’ employees would be eligible for awards under the Incentive Plan. In addition, Dow’s non-employee directors, consultants, advisors and other individuals would be eligible for awards. The Compensation and Leadership Development Committee will have broad authority to grant awards to eligible individuals and to otherwise administer the Incentive Plan. The Compensation and Leadership Development Committee will also be authorized to delegate certain of its authority to administer the plan and grant awards, subject to applicable legal and regulatory constraints.

No new awards may be issued under the Incentive Plan after the tenth anniversary of the plan’s effective date, or the date the Dow board of directors terminates the plan, if earlier.

The Dow board of directors will have the authority to amend the Incentive Plan as it deems desirable, and the Compensation and Leadership Development Committee will have similar authority to amend award agreements. However, no amendment that would require stockholder approval under applicable law or stock exchange rules (for example, an amendment to increase to the share reserve(s) under the plan) would become effective until such stockholder approval is received. In addition, award agreements may not be amended in a way that would impair the rights of the award recipient without his or her consent, unless the amendment is required or advisable to satisfy any law or regulation, or to meet the requirements of or avoid adverse consequences under any accounting standards.

EXECUTIVE COMPENSATION

Compensation Tables and Narratives

Summary Compensation Table

The following table summarizes the compensation of the individuals expected to be Dow’s Chief Executive Officer and Chief Financial Officer as well as the individuals expected to be Dow’s three other most highly compensated executive officers (based on compensation received by such individuals from DowDuPont (including, Historical Dow) for the fiscal year ending December 31, 2018).

Name and Principal Position	Year	Salary ($)	Bonus ($)	Stock Awards ($)(a)	Option Awards ($)(b)	Non-Equity Incentive Plan Compensation ($)(c)	Change in Pension Value and Non-Qualified Deferred Compensation Earnings ($)	All Other Compensation ($)(d)	Total ($)
Jim Fitterling, Chief Executive Officer	2018	1,178,116	0	0	4,750,008	1,458,432	893,865	190,917	8,471,338
Howard Ungerleider, President and Chief Financial Officer	2018	1,103,144	0	5,000,007	4,150,005	1,310,996	330,919	99,625	11,994,697
A.N. Sreeram, SVP & Chief Technology Officer	2018	782,503	0	0	2,600,063	705,528	318,358	69,984	4,476,435
Amy E. Wilson, General Counsel and Secretary	2018	417,733	0	195,432	2,055,178	523,167	566,127	29,089	3,786,726
Peter Holicki, SVP of Manufacturing & Engineering	2018	627,305	0	0	1,700,136	465,209	258,940	17,721	3,069,312

Totals in the above table might not equal the summation of the columns due to rounding amounts to the nearest dollar.

(a)

Amounts represent the aggregate grant date fair value of awards in the year of grant in accordance with the same standard applied for financial accounting purposes, Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) Topic 718. No performance shares were granted in 2018. See Note 20 to the Historical Dow 2018 Financial Statements, which are incorporated by reference herein to the pertinent pages thereof filed as Exhibit 99.2 to the Form 10.

(b)

Historical Dow’s valuation for financial accounting purposes uses the widely accepted Black-Scholes option valuation model and is otherwise computed in accordance with FASB ASC Topic 718. The option value calculated for the Dow NEOs’ grants on February 15, 2018 was $15.46 with exercise price of $71.85 based on the closing share price of DowDuPont stock on the grant date. In addition, Ms. Wilson received an option grant, reflective of her new role as General Counsel of Historical Dow, on October 10, 2018, with the option value calculated at $12.91 and an exercise price of $59.32 using the closing share price of DowDuPont on the grant date. See Note 20 to the Historical Dow 2018 Financial Statements, which are incorporated by reference herein to the pertinent pages thereof filed as Exhibit 99.2 to the Form 10, for a discussion of the assumptions used in calculating these values.

(c)

Individual results for Non-Equity Incentive Plan Compensation are detailed in the section above entitled “Compensation Discussion and Analysis—2018 Compensation Decisions—Annual Incentive Compensation—Annual Performance Award” and reflect income paid in 2019 under Historical Dow’s annual Performance Award program for performance achieved in 2018.

(d)

“All Other Compensation” includes perquisites, other personal benefits and the company contributions to both qualified and non-qualified defined company contribution plans. Perquisites and personal benefits include: personal use of aircraft (as required by the company for security and immediate availability reasons) and related travel expenses, company car, certain tax reimbursements to the NEOs, financial and tax planning support, home security, executive physical examinations and related travel expenses and personal excess liability insurance premiums. Personal use of aircraft includes use of corporate aircraft for travel to outside board meetings and to company provided executive physicals. The incremental cost to Historical Dow of personal use of Historical Dow aircraft is calculated based on published industry rates by Conklin & de Decker Associates, Inc. for the variable operating costs to Historical Dow including fuel, landing, catering, handling, aircraft maintenance and pilot travel costs. Fixed costs, which do not change based upon usage, such as pilot salaries or depreciation of the aircraft or maintenance costs not related to personal travel, are excluded. The Dow NEOs also are provided a tax reimbursement for taxes incurred when a spouse travels for business purposes as it is sometimes necessary for spouses to accompany NEOs to business functions. These taxes are incurred because of the Internal Revenue Service’s rules governing business travel by spouses and Historical Dow reimburses the associated taxes. No NEO is provided a tax reimbursement for personal use of aircraft. Tax reimbursements may also be provided to NEOs for certain company provided or reimbursed relocation expenses, if applicable.

The following other compensation items exceeded $10,000 in value:

I.

Mr. Fitterling: Historical Dow contributions to savings plans ($60,898), personal use of company aircraft as required by company policy for security and immediate availability purposes ($57,848), financial and tax planning ($34,203), tax reimbursement ($21,403), home security ($15,558)

II.	Mr. Ungerleider: Historical Dow contributions to savings plans ($59,309) and financial and tax planning ($32,027)

III.	Mr. Sreeram: Personal use of company aircraft for outside board travel and executive health physical ($31,409), Historical Dow contributions to savings plans ($28,879).

IV.	Ms. Wilson: Historical Dow contributions to savings plans ($28,879)

Grants of Plan-Based Awards

The following table provides additional information about plan-based compensation disclosed in the Summary Compensation Table.

GRANTS OF PLAN-BASED AWARDS FOR 2018

Name	Grant Date	Date of Action by the Compensation Committee	Estimated Future Payouts Under Non-Equity Incentive Plan Awards			Estimated Future Payouts Under Equity Incentive Plan Awards (a)			All Other Stock Awards: Number of Shares of Stock or Units (#)(b)	All Other Option Awards: Number of Securities Underlying Options (#)(c)	Exercise or Base Price of Option Awards ($/Sh)	Grant Date Fair Value of Stock and Option Awards ($)(d)

			Threshold ($)	Target ($)	Maximum ($)	Threshold (#)	Target (#)	Maximum (#)
Jim Fitterling	02/15/2018 02/15/2018	02/15/2018 02/15/2018	0	1,482,146	2,964,293					307,245	71.85	4,750,008
Howard Ungerleider	02/15/2018 02/15/2018 03/12/2018	02/15/2018 02/15/2018 03/12/2018	0	1,332,313	2,664,626				70,087	268,435	71.85	4,150,005 5,000,007
A.N. Sreeram	02/15/2018 02/15/2018	02/15/2018 02/15/2018	0	748,173	1,496,347					168,180	71.85	2,600,063
Amy E. Wilson	02/15/2018 02/15/2018 02/15/2018 03/05/2018 10/10/2018	02/15/2018 02/15/2018 02/15/2018 03/05/2018 10/10/2018	0 0	580,008 177,000	1,160,016 354,000 (e)				2,720	12,620 144,080	71.85 59.32	195,432 195,105 1,860,073
Peter Holicki	02/15/2018 02/15/2018	02/15/2018 02/15/2018	0	567,329	1,134,657					109,970	71.85	1,700,136
(a)	Performance share awards were not granted in 2018.

(b)

RSUs were not granted to any Dow NEOs as part of the annual grant, with the exception of Ms. Wilson due to the non-executive role she held during part of calendar year 2018. Mr. Ungerleider received a one-time RSU grant on March 12, 2018.

(c)

Stock option awards as described in the section above entitled “Compensation Discussion and Analysis—2018 Compensation Decisions—Long-Term Incentive (LTI) Compensation.” Ms. Wilson received an option grant, reflective of her new role as General Counsel of Historical Dow, on October 10, 2018.

(d)

Amounts represent the aggregate grant date fair value of awards in the year of grant in accordance with the same standard applied for financial accounting purposes consistent with the values shown in the Summary Compensation Table.

(e)	Incentive Award grant to Ms. Wilson. See the section above entitled “Compensation Discussion and Analysis—2018 Compensation Decisions—Synergy and Speed to Spin Incentives.”

Outstanding Equity Awards

The following table lists outstanding equity grants for each Dow NEO as of December 31, 2018, including outstanding equity grants from past years. See the section entitled “Compensation Discussion and Analysis—Treatment of Equity Awards Outstanding at the Time of the Distribution” for a description of the treatment of these awards in connection with the distribution.

		Option Awards				Stock Awards
Name	Grant Date	Number of Securities Underlying Unexercised Options (#) Exercisable (a)	Number of Securities Underlying Unexercised Options (#) Unexercisable (a)	Option Exercise Price ($)	Option Expiration Date	Number of Shares or Units of Stock That Have Not Vested (#) (b)	Market Value of Shares or Units of Stock That Have Not Vested ($) (b) (c)	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested (#) (d)	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested ($) (c) (d)
Jim Fitterling	02/11/2011 02/15/2013 02/14/2014 02/13/2015 02/12/2016 02/10/2017 11/26/2017 02/15/2018	118,090 178,210 96,220 95,610 86,758 32,896 – –	– – – – 43,382 65,794 – 307,245	38.38 32.16 46.71 49.44 46.01 61.19 – 71.85	02/11/2021 02/15/2023 02/14/2024 02/13/2025 02/12/2026 02/10/2027 – 02/15/2028	n/a n/a n/a n/a 81,562 67,278 – n/a	n/a n/a n/a n/a 4,361,936 3,598,027 – n/a	n/a n/a n/a n/a – – 42,159 n/a	n/a n/a n/a n/a – – 2,254,663 n/a
Howard Ungerleider	02/13/2009 02/12/2010 02/11/2011 02/10/2012 02/15/2013 02/14/2014 02/13/2015 02/12/2016 02/10/2017 11/26/2017 02/15/2018 03/12/2018	2,788 22,400 18,600 82,420 210,880 96,220 95,610 71,232 28,739 n/a – n/a	– – – – – – – 35,618 57,481 n/a 268,435 n/a	9.53 27.79 38.38 34.00 32.16 46.71 49.44 46.01 61.19 n/a 71.85 n/a	02/13/2019 02/12/2020 02/11/2021 02/10/2022 02/15/2023 02/14/2024 02/13/2025 02/12/2026 02/10/2027 n/a 02/15/2028 n/a	n/a n/a n/a n/a n/a n/a n/a 66,980 58,772 – n/a 70,087	n/a n/a n/a n/a n/a n/a n/a 3,582,090 3,143,127 – n/a 3,748,253	n/a n/a n/a n/a n/a n/a n/a – – 42,159 n/a –	n/a n/a n/a n/a n/a n/a n/a – – 2,254,663 n/a –
A.N. Sreeram	02/13/2015 02/12/2016 02/10/2017 11/26/2017 02/15/2018	15,508 16,969 18,006 n/a –	– 33,941 36,014 n/a 168,180	49.44 46.01 61.19 n/a 71.85	02/13/2025 02/12/2026 02/10/2027 n/a 02/15/2028	n/a 31,916 36,838 – n/a	n/a 1,706,868 1,970,096 – n/a	n/a – – 14,053 n/a	n/a – – 751,554 n/a
Amy E. Wilson	02/13/2015 02/12/2016 02/10/2017 02/15/2018 10/10/2018	5,950 4,206 1,593 – –	– 2,104 3,187 12,620 144,080	49.44 46.01 61.19 71.85 59.32	02/13/2025 02/12/2026 02/10/2027 02/15/2028 10/10/2028	n/a 3,950 3,269 2,720 n/a	n/a 211,246 174,826 145,466 n/a	n/a – – – n/a	n/a – – – n/a
Peter Holicki	02/12/2010 02/11/2011 02/10/2012 02/15/2013 02/14/2014 02/13/2015 02/12/2016 02/10/2017 11/26/2017 02/15/2018	12,500 14,100 21,460 30,300 28,440 38,760 27,398 11,773 – –	– – – – – – 13,702 23,547 – 109,970	27.79 38.38 34.00 32.16 46.71 49.44 46.01 61.19 – 71.85	02/12/2020 02/11/2021 02/10/2022 02/15/2023 02/14/2024 02/13/2025 02/12/2026 02/10/2027 – 02/15/2028	n/a n/a n/a n/a n/a n/a 25,776 24,089 – n/a	n/a n/a n/a n/a n/a n/a 1,378,500 1,288,280 – n/a	n/a n/a n/a n/a n/a n/a – – 28,106 n/a	n/a n/a n/a n/a n/a n/a – – 1,503,109 n/a

(a)	Stock option award grants vest in three equal installments on the first, second and third anniversaries of the grant date shown in the table.

(b)

RSUs, including those shares associated with the conversion of Historical Dow performance and deferred share awards upon the closing of the Merger, vest and are delivered three years after the grant date.

(c)	Market values based on the December 31, 2018 closing stock price of $53.48 per share of DowDuPont common stock.

(d)	These PSUs are associated with Synergy Grants. See the section entitled “Compensation Discussion and Analysis—2018 Compensation Decisions Synergy and Speed to Spin Incentives.”

Option Exercises and Stock Vested

The following table summarizes the value received by the Dow NEOs from stock options exercised and stock grants vested during 2018.

OPTION EXERCISES AND STOCK VESTED FOR 2018

	Option Awards		Stock Awards
Name	Number of Shares Acquired on Exercise (#)	Value Realized on Exercise ($)	Number of Shares Acquired on Vesting (#)(a)	Value Realized on Vesting ($)
Jim Fitterling	10,500	372,120	68,893	4,917,839
Howard Ungerleider	39,250	1,490,198	68,893	4,917,839
A.N. Sreeram	–	–	33,531	2,393,565
Amy E. Wilson	–	–	4,299	306,876
Peter Holicki	–	–	27,943	1,994,674
(a)	Reflects delivery of shares from Historical Dow’s 2015-2017 Performance Share program, even if elected to receive as cash, and Historical Dow 2015 Deferred Stock grants with three-year vesting.

Benefits

Pension Benefits

The following table lists the pension program participation and actuarial present value of each Dow NEO’s defined benefit pension as of December 31, 2018.

PENSION BENEFITS AS OF DECEMBER 31, 2018

Name	Plan Name	Number of Years Credited Service (#)	Present Value of Accumulated Benefit ($)(a)	Payments During Last Fiscal Year
Jim Fitterling	Dow Employees’ Pension Plan Dow Executives’ Supplemental Retirement Plan	35.0 35.0	1,660,385 1,281,962	–
Howard Ungerleider	Dow Employees’ Pension Plan Dow Executives’ Supplemental Retirement Plan	28.5 28.5	995,236 501,511	–
A.N. Sreeram	Dow Employees’ Pension Plan Dow Executives’ Supplemental Retirement Plan	12.6 12.6	670,963 457,281	–
Amy E. Wilson	Dow Employees’ Pension Plan Dow Executives’ Supplemental Retirement Plan	18.2 18.2	725,399 628,552	–
Peter Holicki (b)	Betriebliche Versorgungsregelungen 1993	31.6	7,402,644	–
(a)

Unless otherwise noted, all present values reflect immediate commencement of pension benefits. The form of payment, discount rate (4.41%) and mortality (RP 2014) are based on assumptions used to determine pension plan obligations as reflected in Note 19 to the Historical Dow 2018 Financial Statements, the pertinent pages of which are filed as Exhibit 99.2 to the Form 10.

(b)

Unless otherwise noted, all present values reflect benefits payable at the normal retirement age under each plan. The form of payment, discount rate (1.856%), mortality (Heubeck 2018 G), COLA increase assumption (1.75%) and currency conversion rate (1 EUR = US$ 1.143602) are based on assumptions used to determine pension plan obligations as reflected in Note 19 to the Historical Dow 2018 Financial Statements, the pertinent pages of which are filed as Exhibit 99.2 to the Form 10.

Pension Benefits – Additional Information

The Dow Employees’ Pension Plan

For employees hired prior to January 1, 2008: Historical Dow provides the Dow Employees’ Pension Plan (the “DEPP”) for TDCC’s U.S. employees and for employees of some of TDCC’s wholly owned U.S. subsidiaries. Upon retirement, employees receive an annual pension under the DEPP formula subject to statutory limitations. The benefit is paid in the form of a monthly annuity and is calculated based on the sum of the employee’s yearly basic and supplemental accruals up to a maximum of 425 percent for basic accruals and 120 percent for supplemental accruals.

•

Basic accruals equal the employee’s highest consecutive three-year average compensation multiplied by a percentage ranging from 4 percent to 18 percent based on the age of the employee in the years earned.

•

Supplemental accruals are for compensation in excess of a rolling 36-month average of the Social Security wage base. Supplemental accruals range from 1 percent to 4 percent, based on the age of the employee in the years earned.

The sum of the basic and supplemental accruals is divided by a conversion factor to calculate an immediate monthly benefit. If the employee terminates employment before age 65 and defers payment of the benefit, the account balance calculated under this formula will be credited with interest. All Dow NEOs except Mr. Holicki participate in the DEPP.

Betriebliche Versorgungsregelungen 1993 (BVR 1993)

For German employees hired before 2005, Historical Dow provides the Betriebliche Versorgungsregelungen 1993 (“German Pension Plan”). The primary component of the German Pension Plan provides a benefit equal to 0.5 percent of the employee’s highest average three years’ pensionable pay up to the Social Security Contribution Ceiling (SSCC) and 1.5 percent for the portion above the SSCC multiplied by the number of years of credited pension service. In addition to this primary component, there is a cash balance benefit earned each year. The cash balance contribution each year is equal to 4.8 percent of pensionable pay.

Pensionable pay is calculated using base pay only. The benefits under the primary component are paid as a monthly annuity with actuarial reductions taken if the employee retires before normal retirement age. The cash balance can be elected as either a monthly annuity or a lump sum. Benefits in pay are increased in accordance with pension regulations. Mr. Holicki is the only Dow NEO who participates in the German Pension Plan.

The Dow Executives’ Supplemental Retirement Plan

Because the Code limits the benefits otherwise provided by the DEPP, the board of directors of TDCC adopted the Executives’ Supplemental Retirement Plan (the “ESRP”) to provide Historical Dow employees who participate in the DEPP with non-qualified benefits calculated under the same formulas described above. Some parts of the supplemental benefit may be taken in the form of a lump sum depending upon date of hire and plan participation. All Dow NEOs except Mr. Holicki participate in the ESRP.

Dow Employees’ Savings Plan

Historical Dow provides all U.S. salaried employees the opportunity to participate in a 401(k) plan—The Dow Chemical Company Employees’ Savings Plan (which is referred to herein as the “Savings Plan”). In 2018, for salaried employees of Historical Dow who contributed 2 percent of annual salary, Historical Dow provided a matching contribution of 100 percent of the employee’s contribution. For salaried employees who contributed up to an additional 4 percent, Historical Dow provided a 50 percent match. All Dow NEOs except Mr. Holicki participate in the 401(k) plan on the same terms as other eligible employees.

Non-Qualified Deferred Compensation

The following table provides information on compensation that the Dow NEOs elected to defer during 2018, with respect to those individuals who elected to participate in Historical Dow’s deferred compensation program.

NON-QUALIFIED DEFERRED COMPENSATION FOR 2018

Name	Executive Contributions in Last Fiscal Year ($) (a)	Historical Dow Contributions in Last Fiscal Year ($) (b)	Aggregate Earnings in Last Fiscal Year ($)	Aggregate Withdrawals/ Distributions ($)	Aggregate Balance at Last Fiscal Year-End ($)
Jim Fitterling	58,905	32,019	(124,313)	–	1,574,437
Howard Ungerleider	55,157	30,430	(10,543)	–	93,384
A.N. Sreeram	–	–	–	–	–
Amy E. Wilson	8,354	–	(477)	–	7,877
Peter Holicki	–	–	–	–	–
(a)	Executive contributions are included in salary for 2018 in the Summary Compensation Table above.

(b)	Historical Dow contributions are included in All Other Compensation for 2018 in the Summary Compensation Table above.

Dow Elective Deferral Plan

Because the Code limits contributions to The Dow Chemical Company Employees’ Savings Plan, the board of directors of TDCC adopted the Elective Deferral Plan (the “EDP”) in order to further assist employees in saving for retirement. The EDP allows participants to voluntarily defer the receipt of base salary (maximum deferral of 75 percent) and Performance Award (maximum deferral of 100 percent).

Each participant enrolled in the EDP receives a matching contribution using the same formula authorized for salaried participants under the Savings Plan for employer matching contributions. The current formula provides for a matching contribution on the first 6 percent of base salary deferred. For purposes of calculating the match under the EDP, Dow will assume each participant is contributing the maximum allowable amount to the Savings Plan and receiving a match thereon. The assumed match from the Savings Plan will be offset from the matching contribution calculated under the EDP. The NEOs’ balances consist primarily of voluntary deferrals (and related earnings), not contributions made by Dow.

Investment choices include a fund with an interest rate equal to the sum of the 60-month rolling average of ten-year U.S. Treasury Note yield plus the current five-year Dow credit spread, as well as the line-up of funds available under the Savings Plan.

Other Retirement Benefits

Except for Mr. Sreeram and Ms. Wilson, all of the Dow NEOs are currently retirement eligible. In the event of their retirement, the Dow NEOs are entitled to receive benefits similar to most other salaried U.S. employees of Historical Dow, except Mr. Holicki who is entitled to receive benefits similar to other similarly situated German employees of Historical Dow. These benefits are described in the table below, together with the impact of various types of separation events on the different compensation elements the Dow NEOs receive.

All of the Dow NEOs are also entitled to additional benefits in the case of an involuntary termination without cause or a change in control event as described in the section below and in the section entitled “—Potential Payments upon Termination or Change in Control.”

Retirement, Death, or Disability

The Dow NEOs are entitled to receive benefits and equity award treatment in the event of their retirement, death or disability, similar to most other salaried U.S. employees of Historical Dow (and, for Mr. Holicki, similar to other similarly situated German employees of Historical Dow) as summarized in the table below:

Base Salary	Paid through date of separation on the normal schedule
Annual Incentive	Prorated for the portion of the year worked and paid on the normal schedule

LTI Awards

Age/Service Requirements Met: If an executive meets the age 55 and 10-year service requirement, the executive’s LTI awards will be subject to the following treatment:

•  Stock Options: Vesting and expiration periods remain unchanged, except that grants made in the same year as termination vest pro-rata for the portion of the year worked.

•  RSUs and PSUs: Vesting and delivery dates remain unchanged, except that grants made in the same year as termination vest pro-rata for the portion of the year worked.

Age/Service Requirements Not Met: If an executive does not meet these age and service requirements, other than in the event of a voluntary separation, the executive’s LTI awards will be subject to the following treatment:

•  Stock Options: Vesting and expiration periods are shortened to the earlier of the existing expiration date or one year.

•  RSUs: Grants are prorated for the number of days worked during the vesting period. Vesting and delivery dates remain unchanged.

•  PSUs: Grants are prorated for the number of days worked during the performance period. Vesting periods and delivery dates remain unchanged.

Voluntary Separation: If the executive voluntarily separates before meeting the age and service requirements of a particular grant, such grant is forfeited.

Benefits	Eligible for retiree medical and life insurance coverage, subject to their respective country’s policy and practice

Retirement Plans

Participants have access to the following retirement plan benefits, subject to their respective elections and pursuant to the applicable plan features:

•  Defined contribution 401(k) plans

•  Non-qualified deferred compensation programs (see discussion above under the section titled “Non-Qualified Deferred Compensation”).

•  Pension benefits (see discussion above under the section entitled “Pension Benefits” and “Pension Benefits—Additional Information”).

Involuntary Termination with Cause

In the event of an involuntary termination with cause, all outstanding equity grants are forfeited and incentive income (including LTI) may be recovered by Historical Dow as described in its Executive Compensation Recovery Policy.

Involuntary Termination without Cause

In the event of an involuntary termination without cause, executives’ LTI grants will be treated as described in the table above, depending on whether the executive met the age and years of service requirements referenced above. The Dow NEOs are also entitled to receive certain additional benefits in the event of an involuntary termination without cause, as described below under “Potential Payments upon Termination or Change in Control.”

Potential Payments upon Termination or Change in Control

Dow does not have and does not intend to enter into change-in-control severance or similar agreements with the Dow executive officers, continuing the policy of Historical Dow, which has prohibited new change-in-control agreements since 2007. Equity awards held by Historical Dow employees and officers have a double trigger change in control provision whereby the awards will become fully vested upon the holder’s involuntary termination of employment without cause within 24 months following a change in control (which included the Merger with respect to then-outstanding awards).

In addition to these benefits, all of the Dow NEOs except Mr. Holicki will receive the following additional benefits upon an involuntary termination without cause:

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A lump-sum severance payment of two weeks per year of service (up to a maximum of 18 months) under the U.S. Severance Plan, plus six months base salary under the Executive Severance Supplement. The U.S. Severance Plan covers most salaried employees in the United States.

•	Outplacement counseling and financial/tax planning with a value of $30,000.

•	If eligible for retiree medical (as described above under “Other Retirement Benefits”), eighteen months of health and welfare benefits at employee rates.

Mr. Holicki will receive additional benefits upon an involuntary termination without cause based on Dow’s policy and practice for severance in Germany:

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A lump sum severance payment calculated for employees with at least twenty years of service (a) and under the age of sixty-one, on an annualized monthly base multipled by years of service (maximum 24) times 1.25; or (b) and over sixty, on an annualized monthly basis multipled by years of service (maximum 24).

•	Outplacement counseling and financial/tax planning with a value of $30,000.

The following table summarizes the compensation and benefits that the Dow NEOs would have received under Historical Dow’s existing plans and arrangements had a change in control of DowDuPont occurred on December 31, 2018 or had their employment been terminated on that date under specified circumstances. The amounts shown are not necessarily indicative of what Dow will pay under similar circumstances because Dow has not yet determined what change in control or termination plans it will adopt and because a wide variety of factors can affect payment amounts, which, as a result, can be determined with certainty only when an actual change in control or termination event occurs.

INVOLUNTARY TERMINATION OR CHANGE IN CONTROL VALUES

Name	Type of Benefit	Involuntary Termination Without Cause ($)(a)	Change-in- Control ($)(b)

Jim Fitterling	Severance	2,189,017	2,189,017
	Double Trigger LTI Acceleration	n/a	10,538,690
	Increase in Present Value of Pension	n/a	110,444
	Health & Welfare Benefits	27,495	27,495
	Outplacement & Financial Planning	30,000	30,000

Howard Ungerleider	Severance	1,772,148	1,772,148
	Double Trigger LTI Acceleration	n/a	12,994,200
	Increase in Present Value of Pension	n/a	80,765
	Health & Welfare Benefits	6,705	6,705
	Outplacement & Financial Planning	30,000	30,000

A. N. Sreeram	Severance	775,435	775,435
	Double Trigger LTI Acceleration	n/a	4,682,058
	Increase in Present Value of Pension	n/a	68,824
	Health & Welfare Benefits	31,105	31,105
	Outplacement & Financial Planning	30,000	30,000

Amy E. Wilson	Severance	696,010	696,010
	Double Trigger LTI Acceleration	n/a	547,255
	Increase in Present Value of Pension	n/a	106,723
	Health & Welfare Benefits	16,785	16,785
	Outplacement & Financial Planning	30,000	30,000

Peter Holicki	Severance	1,575,913	1,575,913
	Double Trigger LTI Acceleration	n/a	4,272,243
	Increase in Present Value of Pension	n/a	n/a
	Health & Welfare Benefits	n/a	n/a
	Outplacement & Financial Planning	30,000	30,000

(a)

While, due to the Merger, as of December 31, 2018 each of the Dow NEOs would have qualified for separation payments applicable under a change in control had they been terminated on an involuntary basis without cause, figures in this column are presented as if no underlying change in control triggering event existed.

(b)

An executive must meet the double trigger requirement of being involuntarily terminated within two years of a change in control in order to receive benefits. In addition, the LTI acceleration value in this table includes performance shares at target.

CERTAIN RELATIONSHIPS AND RELATED PERSON TRANSACTIONS

Agreements with Dow, DowDuPont and Corteva

In connection with the separation, Dow will enter into certain agreements that will effect the separation, provide for the allocation of DowDuPont’s assets, employees, liabilities and obligations (including its investments, property and employee benefits and tax-related assets and liabilities) among Dow, New DuPont and Corteva, and provide a framework for Dow’s relationship with New DuPont and Corteva following the separation and distribution. For a summary of the terms of certain of the agreements that Dow will enter into with DowDuPont and Corteva prior to the separation, see the section entitled “Dow’s Relationship with New DuPont and Corteva Following the Distribution.”

Review and Approval of Transactions with Related Persons

The Dow board of directors will adopt a written policy relating to the approval or ratification of related person transactions. Under this written policy, the Corporate Governance Committee will be responsible for reviewing the material facts of all transactions that could potentially be “transactions with related persons.”

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

Until the distribution, Dow NewCo will continue to be a wholly owned subsidiary of DowDuPont.

The following tables set forth information with respect to the expected beneficial ownership of Dow common stock immediately following the distribution by: (1) each person who is known by Dow to beneficially own more than five percent of the issued and outstanding DowDuPont common stock, which persons would be expected to beneficially own more than five percent of the issued and outstanding Dow common stock upon the distribution, (2) each of the expected directors and director nominees of Dow and each of the Dow NEOs and (3) all of Dow’s expected directors, director nominees and executive officers as a group.

Except as noted below, Dow has calculated each person’s beneficial ownership of Dow common stock based on the person’s beneficial ownership of DowDuPont common stock as of February 28, 2019 after giving effect to a distribution ratio of one share of Dow common stock for every three shares of DowDuPont common stock. Immediately following the distribution, Dow estimates that approximately 750 million shares of Dow common stock will be issued and outstanding, based on 2,245,895,753 shares of DowDuPont common stock issued and outstanding as of February 28, 2019 and the distribution ratio. The actual number of outstanding shares of Dow common stock following the distribution will be determined as of the close of business on the record date.

Security Ownership of Certain Beneficial Owners

Based solely on the information filed with the SEC pursuant to section 13(d) or 13(g) of the Exchange Act and publicly available as of February 28, 2019, Dow anticipates the following stockholders will beneficially own more than five percent of the outstanding shares of Dow common stock immediately following the distribution.

Name and Address of Beneficial Owner	Number of Shares of DowDuPont Common Stock	Number of Shares of Dow common stock	Percent of Dow Shares Outstanding
The Vanguard Group (a) 100 Vanguard Boulevard Malvern, PA 19355	182,534,694	60,844,898	8.13%
BlackRock, Inc. (b) 55 East 52nd Street New York, NY 10055	144,573,722	48,191,241	6.44%
Capital World Investors (c) 33 South Hope Street Los Angeles, CA 90071	140,071,804	46,690,601	6.24%

(a)

Based on a Schedule 13G filed by The Vanguard Group on 02/11/2019 with the SEC reporting beneficial ownership of DowDuPont common stock as of 12/31/2018. The Vanguard Group has sole voting power over 2,672,944 shares, shared voting power over 502,039 shares, sole dispositive power over 179,417,753 DowDuPont shares and shared dispositive power over 3,116,941 DowDuPont shares.

(b)

Based on a Schedule 13G filed by BlackRock, Inc. on 02/11/2019 with the SEC reporting beneficial ownership of DowDuPont common stock as of 12/31/2018. BlackRock, Inc. has sole voting power over 124,093,394 DowDuPont shares and sole dispositive power over 144,573,722 DowDuPont shares.

(c)

Based on a Schedule 13G filed by Capital World Investors on 02/14/2019 with the SEC reporting beneficial ownership of DowDuPont common stock as of 12/31/2018. Capital World Investors has sole voting power over 140,044,208 DowDuPont shares and sole dispositive power over 140,071,804 DowDuPont shares.

Security Ownership of Directors and Executive Officers

The following table provides information regarding beneficial ownership of each of the expected directors and director nominees of Dow and each of the Dow NEOs as well as all of the expected directors, director nominees and executive officers of Dow as a group. The address of each director, director nominee and executive officer shown in the table below is c/o Dow Inc., 2211 H.H. Dow Way, Midland, Michigan 48674.

Name of Director / Executive Officer	Current Number of DowDuPont Shares Beneficially Owned (a)	Right to Acquire Beneficial Ownership of DowDuPont Shares (b)	DowDuPont Beneficial Ownership Total	Number of Shares of Dow common stock	Percent of Dow Shares Outstanding
Ajay Banga	17,496.0	–	17,496.0	5,832	*
Jacqueline K. Barton	50,755.0	–	50,755.0	16,918	*
James A. Bell	38,336.0	–	38,336.0	12,779	*
Wesley G. Bush	1,930.0	–	1,930.0	643	*
Richard K. Davis	11,423.3	–	11,423.3	3,808	*
Jeff M. Fettig	46,010.0	–	46,010.0	15,337	*
James R. Fitterling	241,330.5	786,477.0	1,027,807.5	342,603	*
Jacqueline C. Hinman	2,170.0	–	2,170.0	723	*
Peter Holicki	79,640.0	246,862.0	326,502.0	108,834	*
Ruth G. Shaw	45,069.0	–	45,069.0	15,023	*
A.N. Sreeram	132,699.2	141,521.0	274,220.2	91,407	*
Howard I. Ungerleider	154,518.8	779,936.0	934,454.8	311,485	*
Amy E. Wilson	9,296.6	19,652.0	28,948.6	9,650	*
Daniel W. Yohannes	2,170.0	–	2,170.0	723	*
All directors and executive officers as a group (16 persons)	921,245.4	2,203,246.0	3,124,491.4	1,041,497	0.14%

* Less than one percent of the total Dow shares expected to be issued and outstanding.

(a)

Except as otherwise noted and for shares held by a spouse and other members of the person’s immediate family who share a household with the named person, the named persons have sole voting and investment power over the indicated number of DowDuPont shares. This column also includes all DowDuPont shares held in a trust over which the person has or shares voting or investment power, or shares held in trust for the benefit of the named party in The Dow Chemical Company Employees’ Savings Plan. Beneficial ownership of some or all of the shares listed may be disclaimed.

(b)

This column includes any DowDuPont shares that the person could acquire within 60 days of February 28, 2019, by (1) exercise of outstanding DowDuPont stock options; or (2) the delivery of DowDuPont performance shares.

DOW’S RELATIONSHIP WITH NEW DUPONT AND CORTEVA

FOLLOWING THE DISTRIBUTION

In connection with the intended separation of DowDuPont into three independent, publicly traded companies, Dow, DowDuPont and Corteva will enter into certain agreements that will effect the separation of DowDuPont’s agriculture, materials science and specialty products businesses, including by providing for the allocation among Dow, New DuPont and Corteva of DowDuPont’s assets, employees, liabilities and obligations (including its investments, property and employee benefits and tax-related assets and liabilities), and will provide a framework for Dow’s relationship following the distribution with New DuPont and Corteva. The following is a summary of the material terms of certain of these agreements.

The terms of the agreements described below that will be in effect following the separation have not yet been finalized; changes to these agreements, some of which may be material, may be made prior to Dow’s separation from DowDuPont. Following the separation and distribution, however, no changes to such agreements may be made without Dow’s consent.

Separation Agreement

Prior to the separation and distribution, Dow NewCo intends to enter into a separation and distribution agreement with DowDuPont and Corteva. The separation agreement will set forth Dow’s agreement with DowDuPont and Corteva regarding the principal actions to be taken in connection with the separation, including those related to the Internal Reorganization and Business Realignment. It will also set forth other agreements that govern certain aspects of Dow’s relationship with New DuPont and Corteva following the separation and distribution. This summary of the separation agreement is qualified in its entirety by reference to the full text of the agreement, the form of which is filed as Exhibit 2.1 to the Form 10 and is incorporated by reference into this information statement.

Transfer of Assets and Assumption of Liabilities. The separation agreement will identify assets and liabilities to be allocated to each of Dow, Corteva and New DuPont as part of the separation of DowDuPont into three companies. We note, however that (x) the allocation of employee-related liabilities (including pension liabilities) and related assets is set forth in the employee matters agreement (see the section below entitled “—Employee Matters Agreement” for a summary of such allocation) and (y) the allocation of tax liabilities and assets is set forth in the tax matters agreement (see the section below entitled “—Tax Matters Agreement” for a summary of such allocation). In particular, the separation agreement will provide that, subject to the terms and conditions contained in the separation agreement:

Assets

•	Generally, assets primarily related to the agriculture business, materials science business or specialty products business will be assigned to or retained by Corteva, Dow or New DuPont, respectively;

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Dow NewCo, Corteva or New DuPont, as applicable, will be allocated the equity interests of subsidiaries that are intended to be each of their respective subsidiaries after the distributions (which, for Dow NewCo, includes TDCC and the other subsidiaries listed in Exhibit 21.1 to the Form 10);

•

Dow will accept or retain certain real property set forth on a schedule (including the former headquarters of TDCC), Corteva will accept or retain certain real property set forth on a schedule and New DuPont will accept or retain certain real property set forth on a schedule (including the former headquarters of EID);

•

Generally, Dow will be allocated all of the financial assets that are related to the materials science business and all financial assets of Historical Dow that are not related to the agriculture business, specialty products business or materials science business;

•

Generally, Corteva will be allocated all of the financial assets that are related to the agriculture business and 29% of all financial assets of Historical DuPont that are not related to the agriculture business, the materials science business or the specialty products business;

•

Generally, New DuPont will be allocated all of the financial assets that are related to the specialty products business and 71% of all financial assets of Historical DuPont that are not related to the specialty products business, the materials science business or the agriculture business;

•

Dow will be allocated the Dow name and all Dow brands, Corteva will be allocated the Corteva name and all Corteva and Corteva Agriscience brands, and New DuPont will be allocated the DuPont name and all DuPont brands, subject, in each case, to certain licenses described in more detail in the section below entitled “—Transitional Trademark House Marks License Agreement”;

Liabilities

•

Generally, liabilities primarily related to the agriculture business, materials science business or specialty products business will be assigned to or retained by Corteva, Dow and New DuPont, respectively;

•

Each of Dow, Corteva and New DuPont will generally retain or assume any liabilities (including under applicable federal and state securities laws) relating to any disclosure document filed or furnished with the SEC in connection with the separation (including, with respect to Dow, the Form 10 and this information statement, and, with respect to Corteva, the registration statement on Form 10 and related information statement filed by Corteva) based on information supplied by (i) Historical Dow, in the case of Dow, and (ii) Historical DuPont, in the case of Corteva and New DuPont;

•	Historical Dow liabilities for borrowed money that were incurred or guaranteed by Dow (including those of TDCC) will be retained or assumed by Dow;

•	Historical DuPont liabilities for borrowed money that were incurred or guaranteed by Corteva (including EID) will be retained or assumed by Corteva or the applicable subsidiary;

•	Historical DuPont liabilities for borrowed money that were incurred or guaranteed by New DuPont, as well as those of DowDuPont, will be retained or assumed by New DuPont;

•

Generally, Dow will be allocated all of the other financial liabilities that are related to the materials science business and all of the other financial liabilities of Historical Dow that are not related to the agriculture business, the specialty products business or the materials science business;

•

Generally, Corteva will be allocated all of the other financial liabilities that are related to the agriculture business and 29% of all financial liabilities of Historical DuPont that are not related to the agriculture business, the materials science business or the specialty products business;

•

Generally, New DuPont will be allocated all of the other financial liabilities that are related to the specialty products business and 71% of all financial liabilities of Historical DuPont that are not related to the agriculture business, the materials science business or the specialty products business;

•

Corteva will retain or assume 29% and New DuPont will retain or assume 71% of liabilities for costs and expenses incurred relating to the transfer of (i) materials science assets of Historical DuPont to Dow and (ii) agriculture assets and specialty products assets of Historical DuPont to Corteva and New DuPont, respectively;

•

Dow will retain or assume liabilities for costs and expenses relating to the transfer of agriculture assets, specialty products assets and materials science assets of Historical Dow to Corteva, New DuPont and Dow, respectively;

•	Generally, Corteva will retain or assume 29% and New DuPont will retain or assume 71% of certain liabilities of Historical DuPont, which otherwise would have been transferred to Dow as primarily related to the materials science business, in excess of a $125 million deductible in the aggregate, if any, that are (i) known (or deemed to be known) by specified persons of Historical DuPont and (ii) not specifically identified, through disclosure schedules or otherwise, as allocated to Dow pursuant to the separation agreement;

•

Generally, Dow will retain or assume certain liabilities of Historical Dow, which otherwise would have been transferred to Corteva as primarily related to the agriculture business, in excess of a $125 million deductible in the aggregate, if any, that are (i) known (or deemed to be known) by specified persons of Historical Dow and (ii) not specifically identified, through disclosure schedules or otherwise, as allocated to Corteva pursuant to the separation agreement;

•

Generally, Dow will retain or assume certain liabilities of Historical Dow, which otherwise would have been transferred to New DuPont as primarily related to the specialty products business, in excess of a $125 million deductible in the aggregate, if any, that are (i) known (or deemed to be known) by specified persons of Historical Dow and (ii) not specifically identified, through disclosure schedules or otherwise, as allocated to New DuPont pursuant to the separation agreement;

•

Liabilities related to businesses and operations of Historical DuPont that were previously discontinued or divested will be allocated between Corteva and New DuPont as set forth on the schedules to the separation agreement (with each of Corteva and New DuPont retaining or assuming their respective applicable allocated liabilities) and if not set forth on the schedule, such liabilities primarily related to Corteva’s business and operations will be retained or assumed by Corteva and such liabilities primarily related to New DuPont’s business and operations will be retained or assumed by New DuPont. To the extent a liability related to or arising out of businesses of Historical DuPont that were previously discontinued or divested is not set forth on a schedule to the separation agreement or is in excess of a to-be-determined amount set forth therein and is not primarily related to Corteva’s or New DuPont’s respective business and operations, such liability will be allocated to whichever of Corteva or New DuPont incurs or incurred the liability up to $200 million in the aggregate for each company. In the event such liabilities exceed such amount for either Corteva or New DuPont, the excess liability will be allocated to the other, subject to the aggregate cap. In the event such liabilities exceed $200 million in the aggregate for each of Corteva and New DuPont, Corteva will retain or assume 29%, and New DuPont will retain or assume 71%, of such excess (subject to a de minimis threshold).

•	Liabilities related to or arising out of businesses and operations of Historical Dow that were previously discontinued or divested will be retained or assumed by Dow;

•	Off-site environmental liabilities of Historical Dow not related to or arising out of businesses of Historical Dow that were previously discontinued or divested will be retained or assumed by Dow;

•

Off-site environmental liabilities of Historical DuPont not related to or arising out of businesses of Historical DuPont that were previously discontinued or divested that are primarily related to the (x) agriculture business, (y) specialty products business or (z) materials science business will be retained or assumed, respectively, (X) by Corteva, (Y) by New DuPont, or (Z) 29% by Corteva and 71% by New DuPont (or, in each case, an applicable subsidiary of Corteva and/or New DuPont);

•

Corteva will be allocated 14%, Dow will be allocated 51% and New DuPont will be allocated 35% of certain general corporate liabilities of DowDuPont, which are referred to in this information statement as “Specified DowDuPont Shared Liabilities,” in each case incurred on or prior to the applicable distribution date, including liabilities of DowDuPont related to (i) DowDuPont’s filings with the SEC (other than actions arising out of disclosure documents distributed or filed relating to the distribution or the distribution of Dow), (ii) documents distributed or filed by DowDuPont relating to indebtedness of the agriculture business, the materials science business or the specialty products business, (iii) DowDuPont’s corporate and legal compliance and other corporate level actions, (iv) claims made by or on behalf of holders of any of DowDuPont’s securities and (v) separation expenses that were not allocated to any specific party in connection with the separation under the separation agreement;

•

Corteva will retain or assume 29% and New DuPont will retain or assume 71% of certain general corporate liabilities of Historical DuPont, which are referred to in this information statement, together with certain other liabilities of Historical DuPont that will be shared by Corteva and New DuPont, as “Shared Historical DuPont Liabilities,” which are not otherwise allocated to the agriculture business, the materials science business or the specialty products business, in each case incurred on or prior to the Corteva distribution date, including liabilities of Historical DuPont related to (i) Historical DuPont’s filings with the SEC, (ii) Historical DuPont’s corporate and legal compliance and other corporate level actions, (iii) claims made by or on behalf of holders of any of Historical DuPont’s securities and (iv) indemnification obligations to, and claims for breaches of fiduciary duties brought against, any current or former director or officer of Historical DuPont; and

•

Dow will retain or assume certain general corporate liabilities of Historical Dow which are not otherwise allocated to the agriculture business, the materials science business or the specialty products business, in each case incurred on or prior to the Dow distribution date, including liabilities of Historical Dow related to (i) Historical Dow’s filings with the SEC, (ii) Historical Dow’s corporate and legal compliance and other corporate level actions, (iii) claims made by or on behalf of holders of any of Historical Dow’s securities and (iv) indemnification obligations to, and claims for breaches of fiduciary duties brought against, any current or former director or officer of Historical Dow.

In addition, Dow, Corteva or New DuPont will be allocated certain specified assets and liabilities set forth on schedules to the separation agreement, which, in the case of Dow, includes the business, assets and liabilities related to Historical Dow’s telone/1,3-dichloropropene business.

Except as may expressly be set forth in the separation agreement or any ancillary agreement, all assets will be transferred on an “as is,” “where is” basis and the respective transferees will bear the economic and legal risks that (i) any conveyance will prove to be insufficient to vest in the transferee good title, free and clear of any security interest, and (ii) any necessary consents or governmental approvals are not obtained or that any requirements of laws or judgments are not complied with. In general, none of DowDuPont, Dow or Corteva will make any representations or warranties regarding any assets or liabilities transferred or assumed, any consents or governmental approvals that may be required in connection with such transfers or assumptions, or any other matters.

Information in this information statement with respect to the assets and liabilities of the parties following the separation is presented based on the allocation of such assets and liabilities pursuant to the separation agreement, unless the context otherwise requires. Certain of the liabilities and obligations to be assumed by one party or for which one party will have an indemnification obligation under the separation agreement and the other agreements relating to the separation are, and following the separation may continue to be, the legal or contractual liabilities or obligations of another party. Each such party that continues to be subject to such legal or contractual liability or obligation will rely on the applicable party that assumed the liability or obligation or the applicable party that undertook an indemnification obligation with respect to the liability or obligation, as applicable, under the separation agreement, to satisfy the performance and payment obligations or indemnification obligations with respect to such legal or contractual liability or obligation.

Further Assurances. To the extent that any transfers of assets or assumptions of liabilities contemplated by the separation agreement have not been consummated on or prior to the applicable distribution date, the parties will agree to cooperate with each other to effect such transfers or assumptions while holding such assets or liabilities for the benefit of the appropriate party so that all the benefits and burdens relating to such asset or liability inure to the party entitled to receive or assume such asset or liability. Each party will agree to use commercially reasonable efforts to take or to cause to be taken all actions, and to do, or to cause to be done, all things reasonably necessary under applicable law or contractual obligations to consummate and make effective the transactions contemplated by the separation agreement.

The Distribution. The separation agreement will govern the rights and obligations of the parties regarding the distribution and certain actions that must occur prior to the distribution. DowDuPont will cause its agent to distribute to holders of record of DowDuPont common stock as of the applicable record date all of the then-issued and outstanding shares of Dow common stock. DowDuPont will have the sole and absolute discretion to determine the terms of, and whether to proceed with, the distribution and, to the extent it determines to so proceed, to determine the date of the distribution.

Conditions. The separation agreement will provide that the distribution is subject to several conditions that must be satisfied or waived by DowDuPont in its sole discretion. For further information regarding these conditions, see the section entitled “The Distribution—Conditions to the Distribution.”

Shared Contracts. Generally, shared contracts will be assigned in part if so assignable, or amended, bifurcated or replicated to facilitate the separation of Dow’s business from DowDuPont so that the appropriate party receives the rights and benefits and assumes the related portion of any liabilities inuring to the business of the appropriate party, and each party will use commercially reasonable efforts to obtain the consents required to partially assign, amend, bifurcate or replicate any shared contract.

Intercompany Accounts. The separation agreement will provide that, subject to certain specified exceptions in the separation agreement, schedules or any ancillary agreement, certain accounts that were formerly intercompany accounts within Historical Dow or within Historical DuPont will be settled prior to the completion of the Business Realignment (or, as between members of Historical DuPont that will be subsidiaries of Corteva or New DuPont, prior to the distribution of Corteva).

Release of Claims and Indemnification. Except as otherwise provided in the separation agreement, each party will release and forever discharge the other parties and their respective subsidiaries and affiliates from all liabilities existing or arising from any acts or events occurring or failing to occur or alleged to have occurred or to have failed to occur or any conditions existing or alleged to have existed on or before the separation. The releases will not extend to obligations or liabilities under any agreements between the parties that remain in effect following the separation pursuant to the separation agreement or any ancillary agreement. These releases will be subject to certain exceptions set forth in the separation agreement.

The separation agreement will provide for cross-indemnities that, except as otherwise provided in the separation agreement, are principally designed to place financial responsibility for the obligations and liabilities allocated to Dow under the separation agreement with Dow and financial responsibility for the obligations and liabilities allocated to Corteva and/or New DuPont under the separation agreement with Corteva and/or New DuPont, as applicable. Specifically, each party will indemnify, defend and hold harmless the other parties, their respective affiliates and subsidiaries and each of their respective officers, directors, employees and agents for any losses to the extent relating to, arising out of or resulting from:

•	the liabilities each party assumed or retained pursuant to the separation agreement (or any third party claim that would, if resolved in favor of the claimant, constitute such a liability); and

•	any breach by such party of any provision of the separation agreement.

Each party’s indemnification obligations will be uncapped; provided that the amount of each party’s indemnification obligations will be subject to reduction by any insurance proceeds or other third-party proceeds received by the party being indemnified that reduce the amount of the loss. In addition, a party’s indemnifiable losses will be subject to, in certain cases, a “de minimis” threshold amount and, in certain cases, a deductible amount (which, for indemnifiable losses related to certain discontinued operations and/or businesses of Historical Dow, is $75 million for claims by Corteva and $75 million for claims by New DuPont, and, for indemnifiable losses related to certain discontinued operations and/or businesses of Historical DuPont, is $37.5 million for claims by Dow against Corteva and $37.5 million for claims by Dow against New DuPont). The separation agreement will also specify procedures with respect to claims subject to indemnification and related matters. Indemnification with respect to taxes will be governed by the tax matters agreement.

Except with respect to indemnification claims for (1) certain liabilities that relate to certain businesses and operations of Historical DuPont and Historical Dow that were previously discontinued but do not constitute an entire business, business unit, business operation or product line (for which a notice must be provided within 15 years after the distribution of Dow), (2) certain liabilities that relate to certain sites of Historical Dow or Historical DuPont that were previously discontinued but do not constitute an entire site or plant (for which a notice must be provided within five years after the distribution of Dow), (3) certain liabilities that relate to certain intercompany accounts that were formerly intercompany accounts within Historical Dow or within Historical DuPont that were not settled prior to the completion of the Business Realignment (for which a notice must be provided prior to the expiration of the statute of limitations under applicable law applicable to the underlying third party claim) and (4) certain liabilities known to senior management of Historical Dow primarily related to its agriculture business or specialty products business, and certain liabilities known to senior management of Historical DuPont primarily related to its materials science business, in each case not scheduled or otherwise known by the applicable company to which they would otherwise be allocated (for which a notice must be provided within three years after the distribution of Dow), the parties’ indemnification rights and obligations under the Separation Agreement will survive indefinitely.

Legal Matters. Except as otherwise set forth in the separation agreement or any ancillary agreement, each party to the separation agreement will assume the liability for, and control of, all pending and threatened legal matters related to the liabilities it has been allocated and (unless allocated specifically to one of the other parties) its ongoing business and will indemnify the other parties for their respective indemnifiable losses, if any, arising out of or resulting from such assumed legal matters.

Each party to a claim will agree to cooperate in defending any claims against two or more parties for events that took place prior to, on or after the date of the separation of such party from DowDuPont.

Insurance. Following the separation, Dow will generally be responsible for obtaining and maintaining, at its own cost, Dow’s own insurance coverage for liabilities for which Dow is assuming responsibility, although Dow will continue to have coverage under certain of Historical DuPont’s insurance policies for certain matters that are related to occurrences prior to the separation and distribution of Dow, subject to the terms, conditions and exclusions of such policies. Such insurance coverage generally will be shared with (x) Corteva for other liabilities existing prior to the distribution date that Corteva retained and (y) New DuPont for liabilities of Historical DuPont existing prior to the distribution date for which New DuPont assumed responsibility. Each of Corteva and New DuPont will continue to have coverage under certain of Dow’s insurance policies for certain matters that are related to occurrences prior to the separation and distribution of Dow for liabilities for which Corteva or New DuPont, as applicable, is assuming responsibility, in each case, subject to the terms, conditions and exclusions of such policies.

Dispute Resolution. Except as otherwise set forth in the separation agreement, if a dispute arises between Dow, Corteva and/or New DuPont under the separation agreement, the general counsels of the parties and such other executive officers as the parties may designate will negotiate to resolve any disputes for a reasonable period of time. If the parties are unable to resolve the dispute in this manner, then the dispute will be resolved through binding arbitration.

Termination and Amendment. Prior to the distribution of Dow, DowDuPont has the unilateral right to terminate or modify the terms of the separation agreement. After the distribution of Dow but before the distribution of Corteva, the separation agreement may only be terminated or modified with the prior written consent of DowDuPont and Dow. After the distribution of Corteva, the separation agreement may only be terminated or modified with the prior written consent of each of Dow, New DuPont and Corteva.

Other Matters Governed by the Separation Agreement. Other matters governed by the separation agreement include access to financial and other information, confidentiality, access to and provision of records and separation of guarantees and other credit support instruments.

Tax Matters Agreement

Dow NewCo intends to enter into a tax matters agreement with DowDuPont and Corteva immediately prior to the distribution that will govern the parties’ respective rights, responsibilities and obligations with respect to tax liabilities and benefits, tax attributes, the preparation and filing of tax returns, the control of audits and other tax proceedings and other matters regarding taxes. This summary of the tax matters agreement is qualified in its entirety by reference to the full text of the agreement, the form of which is filed as Exhibit 10.1 to the Form 10 and is incorporated by reference into this information statement.

The party responsible for any tax liability under the tax matters agreement will generally indemnify any other party which may become liable for such taxes. Except as described below, none of the parties’ obligations under the tax matters agreement will be limited in amount or subject to any cap.

Allocation of Historic Taxes

In general, under the tax matters agreement:

•

Following the distribution, but prior to the distribution of Corteva, (A) Dow will be responsible for tax liabilities (and any related interest, penalties or audit adjustments) of (i) Historical Dow, (ii) each subsidiary of Historical Dow, for periods and portions thereof prior to any such subsidiary being transferred to DowDuPont or Corteva pursuant to the Internal Reorganization and Business Realignment, and (iii) each former subsidiary of Historical DuPont for periods or portions thereof after such subsidiary is transferred, pursuant to the Internal Reorganization and Business Realignment, from Historical DuPont to either Dow or DowDuPont; and (B) DowDuPont will be responsible for tax liabilities (and any related interest, penalties or audit adjustments) of (i) Historical DuPont, (ii) each subsidiary of Historical DuPont, for periods and portions thereof prior to any such subsidiary being transferred, pursuant to the Internal Reorganization and Business Realignment, to DowDuPont or Dow, and (iii) each former subsidiary of Historical Dow for periods or portions thereof after such subsidiary is transferred, pursuant to the Internal Reorganization and Business Realignment, from Historical Dow to either Historical DuPont or DowDuPont. For purposes of the foregoing, and subject to compensation for certain consolidated tax attributes as described further below, DowDuPont and its subsidiaries will generally allocate the consolidated U.S. federal income tax liability of the DowDuPont consolidated U.S. tax group (which currently includes DowDuPont and its domestic corporate subsidiaries, including Dow NewCo, TDCC, Corteva, EID and their respective domestic corporate subsidiaries) among the domestic corporate entities in accordance with the consolidated U.S. tax items attributable to each such entity under methods described in United States Treasury Department Regulations concerning the computation of consolidated taxes.

•

Prior to the distribution of Corteva, Corteva and New DuPont are expected to enter into an agreement regarding the sharing of responsibility for tax liabilities (and any related interest, penalties or audit adjustments) of DowDuPont described in the bullet point above for which DowDuPont is responsible. Absent any such agreement, following the distribution of Corteva, New DuPont will be responsible for all such liabilities of DowDuPont. Dow will remain responsible for tax liabilities (and any related interest, penalties or audit adjustments) of DowDuPont described in the bullet point above for which Dow is responsible.

Notwithstanding the general rules described above, under the tax matters agreement, taxes directly resulting from certain types of transactions or conduct undertaken pursuant to Dow’s exercise of control over Historical DuPont’s materials science business prior to the transfer of such business to Dow, pursuant to the Internal Reorganization and Business Realignment, will be allocated to Dow, and taxes directly resulting from certain types of transactions or conduct undertaken pursuant to Historical DuPont’s exercise of control over Historical Dow’s agriculture business or specialty products business prior to the transfer of such business to DowDuPont or Corteva, pursuant to the Internal Reorganization and Business Realignment, will be allocated to DowDuPont.

Allocation of Taxes on the Distributions

Notwithstanding the general rules described above, under the tax matters agreement, a company will be responsible for taxes that arise from the failure of the distribution of Dow common stock or the distribution of Corteva common stock to qualify as tax-free transactions under Sections 355 and 368(a)(1)(D) of the Code, if, in either case, such failure to qualify is attributable to the actions of or transactions undertaken by such company or its direct or indirect subsidiaries (including the prohibited actions described below under “—Preservation of the Tax-free Status of the Distributions and the Internal Reorganization and Business Realignment”) after the applicable distribution or to any breach of the company’s representations made in connection with the IRS Ruling or in any representation letter provided to a tax advisor in connection with certain tax opinions, including the Tax Opinions, regarding the tax-free status of the distributions and certain related transactions. In the event taxes arising from the failure of the distribution of Dow common stock or the distribution of Corteva common stock to qualify as tax-free transactions under Sections 355 and 368(a)(1)(D) of the Code (other than failures as a result of the application of Section 355(e) of the Code) are attributable to the actions or transactions undertaken by more than one company or its direct or indirect subsidiaries, liability for such taxes will be equitably apportioned among the responsible companies in accordance with relative fault. In addition, Dow and DowDuPont will generally share (in accordance with their relative equity values on the first trading day following the distribution of Dow) responsibility for taxes resulting from the failure of the distribution of Dow common stock or the distribution of Corteva common stock to qualify as tax-free transactions under Sections 355 and 368(a)(1)(D) of the Code, if such failure is attributable to certain reasons relating to the overall structure of the Merger and the distributions. DowDuPont’s responsibility for any such taxes is expected to be shared between New DuPont and Corteva following the distribution of Corteva in accordance with a fixed percentage to be agreed by the parties (though absent any such agreement, following the distribution of Corteva, New DuPont will be responsible for all such liabilities of DowDuPont). Further, if, under Section 355(e) of the Code, a distribution fails to qualify for tax-free treatment because of any direct or indirect transfer of the stock of DowDuPont, New DuPont, Corteva or Dow following the distribution, the company whose transferred stock resulted in the application of Section 355(e) of the Code to the distribution will be responsible for any resulting taxes. Prior to the distribution of Corteva, Corteva and New DuPont are expected to reach an agreement regarding the sharing of responsibility for all liabilities of DowDuPont described in the preceding sentence as a result of actions or transactions of DowDuPont preceding the distribution of Corteva. Absent any such agreement, following the distribution of Corteva, New DuPont will be responsible for all such liabilities of DowDuPont.

Finally, Dow generally will be responsible for tax liabilities imposed as a result of the failure of the distribution of Dow common stock to qualify as a tax-free transaction under Sections 355 and 368(a)(1)(D) and Corteva generally will be responsible for tax liabilities imposed as a result of the failure of the distribution of Corteva to qualify as a tax-free transaction under Sections 355 and 368(a)(1)(D), in each case, for reasons not described in the preceding paragraph.

Allocation of Internal Reorganization and Business Realignment Taxes

Pursuant to the tax matters agreement, Dow will generally be responsible for any taxes attributable to business separation activities of Historical Dow and its subsidiaries pursuant to the Internal Reorganization and Business Realignment and any transfers of assets or entities from DowDuPont to Dow, regardless of when the activities giving rise to such taxes occur. Similarly, DowDuPont and its subsidiaries (including Corteva and its subsidiaries) will generally be responsible for any taxes attributable to business separation activities of Historical DuPont and its subsidiaries pursuant to the Internal Reorganization and Business Realignment, and any transfers of assets or entities from DowDuPont to Historical DuPont or Corteva, regardless of when the activities giving rise to such taxable income occur. Notwithstanding this general rule, a party will be responsible for any taxes resulting from the failure of certain transactions pursuant to the Internal Reorganization and/or Business Realignment to qualify for their intended tax-free status as a result of certain actions of or transactions undertaken by such party or its direct or indirect subsidiaries. Prior to the distribution of Corteva, Corteva and

New DuPont are expected to reach an agreement regarding the sharing of responsibility for all such liabilities of DowDuPont. Absent any such agreement, following the distribution of Corteva, New DuPont will be responsible for all such liabilities of DowDuPont.

Additionally, Dow will generally indemnify New DuPont and Corteva for taxes (net of certain direct U.S. foreign tax credit benefits recognized and, in certain identified cases, only for a fixed percentage of such taxes up to an aggregate fixed dollar cap) incurred, with limited exception, on or prior to December 31, 2020, in connection with maintaining and/or settling certain intercompany balances (i) among subsidiaries of Historical Dow that are transferred to DowDuPont in the Internal Reorganization and Business Realignment and (ii) among subsidiaries of Historical Dow that are transferred to Corteva in the Internal Reorganization and Business Realignment. Corteva and New DuPont will generally indemnify Dow for taxes (net of certain direct U.S. foreign tax credit benefits recognized and, in certain identified cases, only for a fixed percentage of such taxes up to an aggregate fixed dollar cap) incurred on or prior to December 31, 2020, in connection with maintaining and/or settling certain intercompany balances among subsidiaries of Historical DuPont that are transferred to Dow in the Internal Reorganization and Business Realignment. Dow will also generally indemnify New DuPont and Corteva, and Corteva and New DuPont will generally indemnify Dow, for taxes incurred by the indemnified party on or prior to December 31, 2020, in connection with distributing or otherwise returning to the United States certain cash from certain entities transferred in the Internal Reorganization and Business Realignment (subject to an aggregate fixed dollar cap). To the extent legal restrictions prevent a distribution of cash (that would otherwise give rise to an indemnification obligation as described in the preceding sentence) prior to December 31, 2020, the party that would be required to indemnify for taxes imposed on such distribution will be required to pay to the appropriate party an amount equal to the taxes that would have been incurred had such distribution or return been permitted. Any indemnification obligations described in the previous two sentences will generally be reduced by the amount, if any, of cash held by such entities above a certain threshold (net of any taxes payable on such excess cash).

Responsibility for Filing Tax Returns and Audits

The tax matters agreement will also assign responsibilities for administrative matters, such as the filing of returns, payment of taxes due, retention of records and conduct of audits, examinations or similar proceedings. In general, the party with economic responsibility for any tax liability will control the portions of audits, litigations and/or settlements with respect to such liability, with customary participation and settlement rights for the other parties. Audits, litigation or settlements concerning tax liabilities or matters which may affect more than one of the parties will be jointly controlled by the affected parties. In addition, the agreement provides for cooperation and information sharing with respect to tax matters, and restrictions on any party amending tax returns with respect to periods that are the responsibility of another party, unless required by applicable law or as may be reasonably agreed by the parties.

Preservation of the Tax-free Status of the Distributions and the Internal Reorganization and Business Realignment

Dow, DowDuPont and Corteva intend for the distribution of Dow common stock and the distribution of Corteva common stock to each qualify as tax-free transactions under Section 355 and Section 368(a)(1)(D) of the Code. In addition, Dow, DowDuPont and Corteva intend for certain other aspects of the Internal Reorganization and Business Realignment to qualify for tax-free treatment under U.S. federal, state and local tax law and/or foreign tax law.

In connection with the Merger, DowDuPont sought and received the IRS Ruling, as described above. In addition, Dow expects to receive the Dow Tax Opinions and DowDuPont expects to receive the DowDuPont Tax Opinion from their respective outside tax advisors regarding the tax-free status of the distributions and certain related transactions. The Tax Opinions will rely on the continued validity of the IRS Ruling, as well as certain representations regarding the past and future conduct of Dow’s, DowDuPont’s, and Corteva’s respective businesses and certain other matters.

Dow, Corteva and DowDuPont will agree to certain covenants that contain restrictions intended to preserve the tax-free status of the distribution of Dow common stock, the distribution of Corteva common stock and certain transactions pursuant to the Internal Reorganization and Business Realignment. During the time period ending two years after the date of the applicable distribution these covenants will include specific restrictions on Dow’s ability to:

•	enter into any transaction resulting in acquisitions of a certain percentage of its assets, whether by merger or otherwise;

•	dissolve, merge, consolidate or liquidate;

•	undertake or permit any transaction relating to Dow stock, including issuances, redemptions or repurchases, other than certain, limited, permitted issuances and repurchases;

•	affect the relative voting rights of Dow stock, whether by amending Dow NewCo’s certificate of incorporation or otherwise; or

•	cease to actively conduct Dow’s business.

In addition, Dow will be precluded from taking certain actions with respect to certain subsidiaries of Historical DuPont that are transferred to Dow in the Internal Reorganization and Business Realignment in order to preserve the intended tax-free treatment of certain parts of the Internal Reorganization and Business Realignment involving such subsidiaries for certain periods of time.

Dow may take certain actions prohibited by these covenants only if Dow receives a private letter ruling from the IRS or Dow obtains and provides to New DuPont and Corteva a tax opinion, in form and substance reasonably acceptable to New DuPont and Corteva, to the effect that such action would not jeopardize the tax-free status of these transactions.

Payment for Consolidated Taxes and Compensation for Consolidated Tax Attributes

During the period following the Merger and prior to the distribution of Dow common stock, TDCC and its domestic corporate subsidiaries join in the filing of a consolidated U.S. federal income tax return with DowDuPont and its domestic corporate subsidiaries. Each domestic corporate entity directly or indirectly owned by DowDuPont will generally be required to pay to DowDuPont its allocable share of the consolidated U.S. federal income tax liability of the DowDuPont consolidated U.S. tax group for the period during which such domestic corporate entity is a member of the DowDuPont consolidated U.S. tax group. In some cases, payments of such amounts may be required to be made after such domestic corporate entity is no longer a member of the DowDuPont consolidated U.S. tax group, for example, following the distribution of Dow common stock. In such case, the tax matters agreement will require such entity, or its parent entity, to make a payment to New DuPont of its allocable portion of the consolidated U.S. federal income tax liability of the DowDuPont consolidated U.S. tax group.

Additionally, during the period a domestic corporate entity is included in the DowDuPont consolidated U.S. tax group, losses, loss carryforwards, interest deductions, and credits (hereinafter referred to as “tax attributes”) generated by such entity may be used to offset the consolidated U.S. federal income tax attributable to another entity, or vice versa. DowDuPont and Dow will agree in the tax matters agreement that a net payment will be made between the two to compensate for the use or receipt by one party or its subsidiaries of certain tax attributes generated by the other party or its subsidiaries. A party will generally be required to make a payment to the other to the extent it and its subsidiaries benefited from joining a consolidated U.S. tax group with the other party, either as a result of bearing a decreased portion of the U.S. federal income tax liability of the DowDuPont consolidated U.S. tax group, or through being allocated an increased portion of certain tax attributes, in each case, as compared to the U.S. federal income tax liability or tax attributes that would be borne by or allocated to such party and its subsidiaries assuming that the party and its subsidiaries (other than the other party and its subsidiaries) had been members of a separate stand-alone consolidated group, determined using certain simplifying assumptions. To the extent one party’s benefit as so determined exceeds the other party’s detriment, the amount of the payment will equal the average of such party’s benefit and the other party’s detriment. A separate payment will be calculated on similar principles with respect to U.S. state income consolidated taxes and certain state tax attributes that Dow and DowDuPont share for periods from the Merger to the distribution of Dow. Such payments are intended to ensure that (i) to the extent Dow, and the subsidiaries that Dow is responsible for under “—Allocation of Historic Taxes” above, utilize tax attributes generated by DowDuPont or the subsidiaries that DowDuPont is responsible for under “—Allocation of Historic Taxes” above, Dow compensates DowDuPont for the value of such tax attributes, and (ii) to the extent DowDuPont, and the subsidiaries that DowDuPont is responsible for under “—Allocation of Historic Taxes” above, utilize tax attributes generated by Dow or the subsidiaries that Dow is responsible for under “—Allocation of Historic Taxes” above, DowDuPont compensates Dow for the value of such tax attributes.

The payments for U.S. federal and applicable state income tax attributes described in the preceding paragraph will generally be netted and be due from Dow to DowDuPont (or vice versa) within 120 or 150 days, respectively, after New DuPont files its consolidated U.S. federal income tax return for the taxable year that includes the distribution of Dow. Prior to the distribution of Corteva, Corteva and New DuPont are expected to reach an agreement regarding sharing any such DowDuPont obligation to pay Dow, and sharing any such DowDuPont right to receive payment from Dow. Absent any such agreement, following the distribution of Corteva, New DuPont will be responsible for making any such payment to Dow, and will be entitled to receive any such payment from Dow.

Tax Refunds

Except with respect to certain types of refunds, each of Dow, DowDuPont (or, following the distribution of Corteva, New DuPont) and Corteva will generally be entitled to any tax refund to the extent that it would be responsible for the underlying tax that is refunded.

Compensation for Certain Attributes Relating to the Distribution

Pursuant to the tax matters agreement, DowDuPont has agreed to make a protective election under Section 336(e) of the Code with respect to Dow and each of Dow’s domestic corporate subsidiaries to treat the distribution, solely for U.S. income tax purposes, as a taxable transfer of Dow’s assets and the assets of Dow’s domestic corporate subsidiaries. This election is protective in nature and will have no effect if, as expected, the distribution qualifies for tax-free treatment for U.S. federal income tax purposes. In the event the distribution fails to qualify for tax-free treatment, the election would provide Dow with an increased tax basis in Dow’s assets and in the assets of Dow’s domestic corporate subsidiaries in amounts equal to their fair market values. Any such increased tax basis would be expected to result in additional depreciation and amortization deductions in the calculation of Dow’s taxable income. To the extent that either DowDuPont (or, following the distribution of Corteva, New DuPont) or Corteva would be responsible under the tax matters agreement for the taxes resulting from the failure of the distribution of Dow common stock to qualify for tax-free treatment, Dow will be required to compensate them for the resulting tax savings Dow receives from such increased tax basis.

Employee Matters Agreement

Prior to the separation and distribution, Dow NewCo intends to enter into an employee matters agreement with DowDuPont and Corteva. The employee matters agreement will identify employees and employee-related liabilities (and attributable assets) to be allocated (either retained, transferred and accepted, or assigned and assumed, as applicable) to Dow, Corteva and New DuPont as part of the separation of DowDuPont into three companies, and will describe when and how the relevant transfers and assignments will occur. This summary of the employee matters agreement is qualified in its entirety by reference to the full text of the employee matters agreement, the form of which is filed as Exhibit 10.2 to the Form 10 and is incorporated by reference into this information statement. The terms described in this summary are also subject to exceptions with respect to applicable law, applicable labor agreements and certain other situations.

Each of Dow, Corteva and New DuPont will honor all labor agreements covering its respective employees in accordance with the terms of those agreements, notwithstanding any provisions in the employee matters agreement to the contrary. Each of Dow, Corteva and New DuPont will also have engaged in, and cooperated with one another to satisfy, any consultation or information obligations with respect to unions and works councils that may arise under applicable law prior to the date of the applicable distribution.

With some exceptions, following the applicable distribution, each of Dow, Corteva and New DuPont will provide the employees identified to it with target total direct compensation that is no less than that which the employee received immediately prior to the applicable distribution, as well as market competitive benefits, and each of Dow, Corteva and New DuPont will cause the employees identified to it to commence participation in its benefit plans, on or prior to the date of the applicable distribution, and will recognize prior years of service.

With some exceptions, each of Dow, Corteva and New DuPont will assume or retain liabilities arising out of or in connection with the employment or termination of the employees identified to it, whether arising before or after the applicable distribution. Liabilities attributable to former employees generally will be allocated to Dow, Corteva or New DuPont depending on the business to which the liability relates (i.e., to Dow if related to the materials science business, to Corteva if related to the agriculture business, and to New DuPont if related to the specialty products business).

With some exceptions, the employee matters agreement will not cause any transfer of assets or liabilities between or in respect of any defined benefit pension plan, defined contribution plan, nonqualified deferred compensation plan or other post-employment pension benefit plan, but will cause a trustee-to-trustee transfer of assets and liabilities from Corteva’s U.S. and Puerto Rico tax qualified defined contribution pension plans to those of New DuPont.

With some exceptions, the employee matters agreement will provide for the equitable adjustment of existing equity incentive compensation awards denominated in the common stock of DowDuPont to reflect the occurrence of the distributions. For a discussion of the treatment of outstanding equity awards and equity-based compensation, see the section entitled “Compensation Discussion and Analysis—Treatment of Equity Awards Outstanding at the Time of the Distribution.”

If any of Dow, Corteva or New DuPont terminates an employee’s employment within 12 months following the distribution of Dow (in the case of Dow) or the distribution of Corteva (in the case of Corteva and New DuPont) and such employee is entitled to severance under the terms of the severance plan then applicable to the employee, the amount of severance will be not less than the cash severance to which the employee would have been entitled under the severance plan applicable to him or her immediately before the applicable distribution (taking into account any service and changes in eligible compensation following the distribution). In any event, however, each of Dow, Corteva and New DuPont will honor the provisions of the EID Senior Executive Severance Plan and Key Employee Severance Plan with respect to terminations occurring on or before August 31, 2019.

With some exceptions, each of Dow, Corteva and New DuPont will, effective as of the applicable distribution date, assume liabilities for accrued but unused vacation benefits for employees identified to it. However, certain grandfathered vacation benefits will be paid out, along with other accrued but unused vacation benefits where required by local law.

For a period commencing on the Dow distribution date and ending on the shorter of (a) 24 months following the date of the distribution of Corteva, but no longer than 26 months following the distribution of Dow or (b) the maximum period permitted by applicable law in each applicable jurisdiction, none of Dow, Corteva or New DuPont will solicit for employment (not including through non-targeted public advertisements or job postings)

any of (i) the other companies’ current employees, (ii) the other companies’ former employees during the 90 days following a voluntary termination (other than individuals who are covered by the following clause (iii)), or (iii) any Historical Dow or Historical DuPont employee who was ring-fenced to Dow, Corteva or New DuPont (or its subsidiary), as the case may be, but exercised a right under applicable law or contract not to be employed by such entity in connection with the distributions. These restrictions will not prohibit Dow, Corteva or New DuPont from soliciting or hiring an individual who provided services to it under certain manufacturing related agreements.

The employee matters agreement will also provide that employee transfers outside of the United States will generally operate under the same principles described above and applicable to employee transfers in the United States, except as otherwise provided in the employee matters agreement or as required by applicable law or labor agreement.

Intellectual Property Cross-License Agreements

Prior to the separation and distribution, Dow, New DuPont and Corteva will enter into separate intellectual property cross license agreements with each other (the “IP Cross Licenses”), which will set forth the terms and conditions under which each company may use in its business, following the separation and distribution, certain patents, know-how (including trade secrets), copyrights, and software allocated to the other party pursuant to the separation agreement. The IP Cross License that Dow will enter into with New DuPont is referred to as the Dow-DuPont IP Cross License and the IP Cross License that Dow will enter into with Corteva is referred to as the Dow-Corteva IP Cross License. All licenses under the IP Cross License will be worldwide, royalty-free and sublicensable to affiliates and third parties in the operation of the licensee’s business, but not for the independent use of any third party.

This summary of the IP Cross Licenses is qualified in its entirety by reference to the full text of the form of intellectual property cross license agreement, which is attached as Exhibit 10.3 to the Form 10 and is incorporated by reference into this information statement. The form attached as Exhibit 10.3 to the Form 10 is the form of Dow-DuPont IP Cross License (i.e., the MatCo/SpecCo agreement). Dow expects that the Dow-Corteva IP Cross License will be on terms substantially similar to the Dow-DuPont IP Cross License, except that (x) Corteva’s licensed fields of use will relate to DowDuPont’s agriculture business and (y) DowDuPont continues to consider whether any patents allocated to Dow are relevant to the agriculture business and whether any patents allocated to Corteva are relevant to the materials science business (and it is therefore possible that the Dow-Corteva IP Cross License may not contain licenses to patents).

Dow-DuPont IP Cross License.

Under the Dow-DuPont IP Cross License, each of Dow and New DuPont will grant worldwide royalty-free licenses to the other to certain patents, know-how, copyrights, and proprietary software to continue to use in the operation of their respective businesses after separation, as further described below. The license with respect to certain patents will be exclusive, while the licenses to know-how, copyrights, software and certain other patents will be non-exclusive. Under this agreement, New DuPont also will license to Dow certain engineering, safety, health and environmental standards owned by New DuPont or to which New DuPont will have certain rights. The foregoing licenses are limited by field of use, which are generally directed to Dow’s and New DuPont’s respective businesses (and in the case of the fields for certain patent licenses, further limited based on negotiated scope specific to the applicable patents).

Under the Dow-DuPont IP Cross License, Dow and New DuPont also will each grant the other a license under certain patents owned by such party that had been owned by the other party prior to the Merger, to exploit products that such other party commercialized prior to the Merger and that are within its business scope, in the same manner as prior to the Merger, and updates, modifications, and enhancements with respect to such products in which the essential character of such products and their pre-Merger use is maintained in all material respects (but solely within the licensee’s allocated business scope).

The Dow-DuPont IP Cross License will expire on a licensed patent-by-licensed patent and licensed copyright-by-licensed copyright basis upon expiration of the relevant intellectual property, and will be perpetual with respect to know-how, standards and software licensed by the parties.

Under the Dow-DuPont IP Cross License, if the licensee party challenges certain patents licensed under the agreement, that party could have to pay liquidated damages of $50 million or $100 million and its rights relating to certain patents or all patents licensed to it could be terminated or, in the case of exclusively licensed patents, converted to nonexclusive licenses. The Dow-DuPont IP Cross License is not otherwise terminable other than by mutual agreement of the parties.

Except for certain restrictions on assigning the provisions of the agreement related to challenges of patents described in the preceding paragraph to non-practicing entities, the Dow-DuPont IP Cross License will be assignable in whole or in relevant part to affiliates or to a successor to all or a portion of the business or assets to which the agreement relates, but will not otherwise be assignable without consent.

Other Agreements

Dow or certain of its subsidiaries also intend to enter into certain other agreements with DowDuPont and/or Corteva in connection with the separation and distribution, including those described below.

Transitional Trademark House Marks License Agreements

Prior to the separation and distribution, Dow, Corteva and DowDuPont intend to enter into separate transitional trademark house marks license agreements pursuant to which, with respect to certain house trademarks and tradenames owned by the licensor as of the distribution date, (i) Dow will provide non-exclusive licenses (including to the “Dow” name and diamond) to New DuPont and Corteva with respect to each of New DuPont’s and Corteva’s respective businesses, (ii) New DuPont will provide non-exclusive licenses (including to the “DuPont” name and oval) to Dow and Corteva with respect to each of Dow’s and Corteva’s respective businesses and (iii) Dow and New DuPont will agree not to use or license to a third party such trademarks (including to the “Dow” name and diamond, and the “DuPont” name and oval, respectively) with respect to Corteva’s core agricultural pesticides and seeds products used in its business as of the distribution date, subject to certain exceptions for current activities, if any, of Dow or New DuPont in such field for a period of three years from the distribution date.

These license agreements will permit sublicensing in the ordinary course to the subsidiaries of each respective licensee, third parties solely in support of each respective licensee’s business and, in the case of licenses to certain businesses of New DuPont, branding partners under certain circumstances. In addition, these license agreements will be royalty-free and extend to uses in connection with (i) current products and certain extensions as of the distribution date and (ii) certain limited new products. Each transitional trademark house marks license agreement providing for a license to Dow or New DuPont will have a term of three years, subject in each case to regulatory exceptions extending the term of certain licenses for up to a maximum of six years. Each transitional trademark house marks license agreement providing for a license to Corteva will have a term of four years, subject in each case to regulatory exceptions extending the term of certain licenses for up to a maximum of seven years. The transitional trademark house marks license agreements will not be terminable by the respective licensors other than in connection with a material breach causing direct damages from a single occurrence of at least $250 million, with certain licenses surviving any such termination in connection with regulatory name change requirements for a period of time according to the terms of the agreement.

Product Marks Trademark License Agreements

Prior to the separation and distribution, Dow, Corteva and DowDuPont intend to enter into product marks trademark license agreements pursuant to which, with respect to certain trademarks owned by each respective licensor upon the distribution date that are used to identify certain products or services of each respective licensee: (i) Dow will provide non-exclusive and exclusive licenses to New DuPont and Corteva with respect to such products and services of New DuPont and Corteva, respectively, and (ii) New DuPont will provide non-exclusive and exclusive licenses to Dow with respect to such respective products and services of Dow.

These license agreements will permit sublicensing in the ordinary course to the subsidiaries of each respective licensee and to third parties solely in support of each respective licensee’s business. In addition, these license agreements will be royalty-free with initial terms of (a) for certain long-term trademarks, 10 years with automatic 10 year renewal terms in perpetuity, and (b) for certain transitional trademarks, for two years, in each case, unless the parties agree on a different term or the agreement is terminated (i) by mutual agreement, (ii) by the respective licensee upon notice or (iii) by the respective licensor on a trademark-by-trademark basis, for certain uncured material breaches.

Regulatory Transfer and Support Agreements

Prior to the separation and distribution, Dow, Corteva and DowDuPont intend to enter into separate regulatory transfer and support agreements pursuant to which each company will maintain, support and transfer certain designated product registrations and related data that are allocated to the transferee pursuant to the separation agreement but are held by the transferor as of the distribution date.

Regulatory Cross-License Agreements

Prior to the separation and distribution, Dow, Corteva and DowDuPont intend to enter into separate regulatory cross-license agreements pursuant to which each company will license certain designated product registrations and data that are allocated to the licensor pursuant to the separation agreement but are also used in the licensee’s business as of the distribution date (or, with respect to the agreement between New DuPont and Corteva, as of the Corteva distribution date).

MOD 5 Computerized Process Control Software Agreement

Prior to the separation and distribution, Dow, Corteva and DowDuPont intend to enter into a MOD 5 computerized process control software agreement pursuant to which Dow will grant non-exclusive licenses to Corteva and New DuPont to use Dow’s MOD 5 software and related documentation for operation of facilities that use such software and certain related hardware as of the distribution date. Under this agreement, Dow will also agree to provide New DuPont and Corteva with certain maintenance and support services subject to certain service fees. The license term expires on December 31, 2028, subject to the ability to extend to December 31, 2030 under certain circumstances, and Dow’s obligation to provide maintenance and support services expires on December 31, 2024. This agreement will be assignable in whole or in relevant part to affiliates or to a successor to all or a portion of the business or assets to which the agreement relates (which, in the case of Dow, must include all or substantially all of Dow’s assets related to the licensed MOD 5 software and technology), but will not otherwise be assignable without consent.

Operating Systems and Tools License Agreements

Prior to the separation and distribution, Dow intends to enter into separate operating systems and tools license agreements with Corteva and DowDuPont pursuant to which Dow will grant non-exclusive licenses to Corteva and to New DuPont to use certain operating systems and tools (other than the MOD 5 software) and related documentation for operation of facilities of New DuPont or Corteva (as applicable), their affiliates, and their personnel (including consultants and contractors) in the conduct of New DuPont’s or Corteva’s (as applicable) allocated business and natural evolutions thereof. If New DuPont or Corteva acquire certain competitors of Dow, the licensed operating systems and tools may not be used in facilities owned by such entity prior to such transaction (subject to certain limited exceptions). These agreements will be assignable in whole or in relevant part to affiliates or, solely with respect to those licensed operating systems and tools that are incorporated into or reasonably necessary to use any operating systems and tools that were allocated to New DuPont or Corteva (as applicable) pursuant to the separation agreement, to a third party whom is sold all or a portion of the business related to the operating systems and tools or any of the sites and facilities at which the operating systems and tools are used (which third party purchaser will have a 12 month license to transition away from use of any other licensed operating systems and tools not so assigned), but will not otherwise be assignable without consent. These agreements will not be terminable other than by mutual agreement of the parties.

General Services Agreements

Prior to the separation and distribution, Dow, Corteva and DowDuPont intend to enter into separate general services agreements pursuant to which (i) Corteva will provide certain transitional services to New DuPont and Dow (ii) New DuPont will provide certain transitional services to Corteva and Dow and (iii) Dow will provide certain transitional services to Corteva and New DuPont. The services, including information technology support, technical services support (including consulting and management of certain process applications) and data management support services, will be provided for a limited time, generally for no longer than one (1) year following the date of the applicable distribution, for specified fees, which are generally based on the cost of services provided.

Site Services Agreements

Prior to the separation and distribution, Dow, Corteva and DowDuPont intend to enter into separate site services agreements for the provision of site services at shared sites (i) by Corteva to New DuPont and/or Dow at sites owned by Corteva and on which (or adjacent to which) New DuPont and/or Dow will maintain operations, as applicable, (ii) by New DuPont to Corteva and/or Dow at sites owned by New DuPont on which (or adjacent to which) Corteva and/or Dow will maintain operations, as applicable, and (iii) by Dow to Corteva and/or New DuPont at sites owned by Dow on which (or adjacent to which) Corteva and/or New DuPont will maintain operations, as applicable. These site services agreements will generally address the provision of services relating to site security and access, access to electricity, water and steam, waste water treatment, infrastructure, site logistics and other applicable services, in each case, to the extent permitted by applicable law.

Such site services agreements will generally have a term coextensive with the related lease agreement, although certain services set forth therein will terminate after 5 years, 20 years or such other periods as are set forth in such agreements. The site services agreements will provide for service fees, which are generally based on the cost of services provided.

Manufacturing and Supply Agreements

Prior to the separation and distribution, Dow, Corteva and DowDuPont intend to enter into various product supply agreements, manufacturing product agreements and certain other manufacturing related agreements pursuant to which (a) New DuPont will manufacture products for Corteva and Dow, as applicable, and (b) Dow will manufacture products for Corteva and New DuPont, as applicable.

Under the product supply agreements, Dow and New DuPont will supply products and/or raw materials to each other and/or Corteva at specified prices based on market prices. For example, (i) Dow will supply surfactants, ethyleneamines, propylene glycols, alkanolamines, glycol ethers, and ethylene copolymers to Corteva and polyols, MDI, monomers, glycol ethers, and propylene & ethylene oxides to New DuPont and (ii) New DuPont will supply biocides, and ion exchange and membrane products to Dow. The product supply agreements will generally have a term of five years and thereafter continue until a party provides at least one year’s (or in some cases three year’s) prior written notice of termination unless earlier terminated in accordance with the terms of the product supply agreement.

Under the manufacturing product agreements, New DuPont and Dow will manufacture, label and package a limited number of products currently manufactured at a facility owned by New DuPont or Dow, as applicable, as to which the parties have agreed to share capacity because the facility produces one or more unique or significant products for the business of each of the parties to the particular agreement. Each manufacturing product agreement generally will have a term of either 10 years or 20 years and will be automatically renewed for additional five-year terms unless the buyer provides written notice of non-renewal at least six months prior to the end of the then-current term, or seller provides notice of non-renewal at least 24 months prior to the end of the then-current term, subject to certain additional contingent termination rights set forth in the agreement. For example, Dow will supply laminated adhesives, compressor lubricants, silicone based lubricants, and silicone based healthcare products to New DuPont and New DuPont will supply polyethylene oxide polymers, carboxymethylcellulose, ethylcellulose polymers, and hydroxypropyl methylcellulose to Dow. In addition, New DuPont will supply STC, Product Grade TCS, Technical Grade TCS and Chemical Grade TCS to Dow.

Ground Leases

As a result of the separation, Dow, Corteva and New DuPont will own certain real property, which will have historically supported the operation of more than one business. Dow, Corteva and DowDuPont intend to enter into ground leases with terms that are essentially equivalent to a fee simple transfer with all tenets of fee ownership, including appropriate provisions relating to termination, permitted use, assignability, financability and defaults and remedies. The length of the ground leases will generally be 99 years from the execution date, provided that the lessee will also have the right to terminate the ground lease upon two years’ prior written notice.

MATERIAL U.S. FEDERAL INCOME TAX CONSEQUENCES OF THE DISTRIBUTION

The following is a summary of the material U.S. federal income tax consequences to DowDuPont and DowDuPont stockholders in connection with the distribution. This summary is based on the Code, the Treasury Regulations promulgated thereunder, and judicial and administrative interpretations thereof, all as in effect as of the date of this information statement and all of which are subject to differing interpretations and may change at any time, possibly with retroactive effect. Any such change could affect the tax consequences described below. This summary assumes that the separation will be consummated in accordance with the separation agreement and as described in this information statement.

Except as specifically described below, this summary is limited to DowDuPont stockholders that are “U.S. Holders” (as defined immediately below). For purposes of this summary, a U.S. Holder is a beneficial owner of DowDuPont common stock that is, for U.S. federal income tax purposes:

•	an individual who is a citizen or a resident of the U.S.;

•	a corporation, or other entity taxable as a corporation for U.S. federal income tax purposes, created or organized under the laws of the U.S. or any state thereof or the District of Columbia;

•	an estate, the income of which is subject to U.S. federal income taxation regardless of its source; or

•

a trust, if (1) a court within the U.S. is able to exercise primary jurisdiction over its administration and one or more U.S. persons have the authority to control all of its substantial decisions, or (2) in the case of a trust that was treated as a domestic trust under the law in effect before 1997, a valid election is in place under applicable Treasury Regulations.

This summary also does not discuss all tax considerations that may be relevant to DowDuPont stockholders in light of their particular circumstances, nor does it address the consequences to DowDuPont stockholders subject to special treatment under the U.S. federal income tax laws, such as:

•	dealers or traders in securities or currencies;

•	tax-exempt entities;

•	cooperatives;

•	banks, trusts, financial institutions, or insurance companies;

•	persons who acquired shares of DowDuPont common stock pursuant to the exercise of employee stock options or otherwise as compensation;

•	stockholders who own, or are deemed to own, at least 10 percent or more, by voting power or value, of DowDuPont’s equity;

•

holders owning DowDuPont common stock as part of a position in a straddle or as part of a hedging, conversion, constructive sale, synthetic security, integrated investment, or other risk reduction transaction for U.S. federal income tax purposes;

•	certain former citizens or former long-term residents of the U.S.;

•	holders who are subject to the alternative minimum tax; or

•	persons that own DowDuPont common stock through partnerships or other pass-through entities.

This summary does not address the U.S. federal income tax consequences to stockholders who do not hold shares of DowDuPont common stock as a capital asset. Moreover, this summary does not address any state, local, or foreign tax consequences or any estate, gift or other non-income tax consequences.

If a partnership (or any other entity treated as a partnership for U.S. federal income tax purposes) holds shares of DowDuPont common stock, the tax treatment of a partner in that partnership generally will depend on the status of the partner and the activities of the partnership. Such a partner or partnership should consult its own tax advisor as to the tax consequences of the distribution.

YOU SHOULD CONSULT YOUR OWN TAX ADVISOR WITH RESPECT TO THE SPECIFIC U.S. FEDERAL, STATE AND LOCAL, AND NON-U.S. TAX CONSEQUENCES OF THE DISTRIBUTION IN LIGHT OF YOUR PARTICULAR CIRCUMSTANCES AND THE EFFECT OF POSSIBLE CHANGES IN LAW THAT MIGHT AFFECT THE TAX CONSEQUENCES DESCRIBED IN THIS INFORMATION STATEMENT.

Treatment of the Distribution

It is a condition to the distribution that Dow receive the Dow Tax Opinions and DowDuPont receive the DowDuPont Tax Opinion, each in form and substance acceptable to Dow or DowDuPont, as applicable, substantially to the effect, among other things, that the distribution and certain related transactions will qualify as a tax-free transaction under Section 368(a)(1)(D) and Section 355 of the Code.

Assuming the distribution qualifies as tax-free under Section 368(a)(1)(D) and Section 355 of the Code, for U.S. federal income tax purposes:

•	no gain or loss will be recognized by DowDuPont as a result of the distribution;

•	no gain or loss will be recognized by, or be includible in the income of, a DowDuPont stockholder solely as a result of the receipt of Dow common stock in the distribution;

•

the aggregate tax basis of the shares of DowDuPont common stock and shares of Dow common stock in the hands of each DowDuPont stockholder immediately after the distribution (including any fractional shares deemed received, as discussed below) will be the same as the aggregate tax basis of the shares of DowDuPont common stock held by such holder immediately before the distribution, allocated between the shares of DowDuPont common stock and shares of Dow common stock (including any fractional shares deemed received) in proportion to their relative fair market values immediately following the distribution; and

•

the holding period with respect to shares of Dow common stock received by DowDuPont stockholders (including any fractional shares deemed received) will include the holding period of their shares of DowDuPont common stock.

DowDuPont stockholders that have acquired different blocks of DowDuPont common stock at different times or at different prices should consult their tax advisors regarding the allocation of their aggregate adjusted basis among, and their holding period of, Dow’s shares distributed with respect to blocks of DowDuPont common stock.

The Tax Opinions will be based on, among other things, certain assumptions as well as on the accuracy of certain factual representations and statements that Dow and DowDuPont make. In rendering the Tax Opinions, the tax advisors also will rely on certain covenants that Dow and DowDuPont enter into, including the adherence by New DuPont (or, following the distribution of Corteva, New DuPont and Corteva) and Dow to certain restrictions on their future actions. The Tax Opinions will be expressed as of the date of the distribution and will not cover subsequent periods. As a result, the Tax Opinions are not expected to be issued until after the date of this information statement. Additionally, the Tax Opinions will rely on the IRS Ruling regarding the proper time, manner and methodology for measuring common ownership in the stock of DowDuPont, Historical Dow and Historical DuPont for purposes of determining whether there has been a 50 percent or greater change of ownership under Section 355(e) of the Code, described further below, as a result of the Merger, as well as certain factual representations from DowDuPont as to the extent of common ownership in the stock of Historical Dow and Historical DuPont immediately prior to the Merger. Based on the representations made by DowDuPont as to the common ownership in the stock of Historical Dow and Historical DuPont immediately prior to the Merger and assuming the continued validity of the IRS Ruling, the Tax Opinions will conclude that there was not a 50 percent or greater change of ownership in DowDuPont, Historical Dow or Historical DuPont for purposes of Section 355(e) as a result of the Merger. If any of the facts, representations, assumptions, or undertakings described or made in connection with the IRS Ruling or the Tax Opinions are not correct, are incomplete or have been violated, the IRS Ruling could be revoked retroactively or modified by the IRS, and the ability to rely on the Tax Opinions could be jeopardized. Dow is not aware of any facts or circumstances, however, that would cause these facts, representations, or assumptions to be untrue or incomplete, or that would cause any of these undertakings to fail to be complied with, in any material respect.

An opinion represents the advisor’s best judgment based on current law and is not binding on the IRS or any court. Dow cannot assure you that the IRS will agree with the conclusions expected to be set forth in the Tax Opinions, and it is possible that the IRS or another tax authority could adopt a position contrary to one or all of those conclusions and that a court could sustain that contrary position. You should note that, other than the IRS Ruling previously mentioned, DowDuPont does not intend to seek a ruling from the IRS as to the U.S. federal income tax treatment of the distribution or related transactions. The Tax Opinions are not binding on the IRS or a court, and there can be no assurance that the IRS will not challenge the validity of the distribution and related transactions as a reorganization for U.S. federal income tax purposes under Section 368(a)(1)(D) and Section 355 of the Code or that any such challenge ultimately will not prevail.

If, notwithstanding the conclusions in the IRS Ruling and those that Dow expects to be included in the Tax Opinions, it is ultimately determined that the distribution does not qualify as tax-free under Section 355 of the Code for U.S. federal income tax purposes, then DowDuPont would recognize corporate level taxable gain on the distribution. Pursuant to the tax matters agreement, DowDuPont has agreed to make protective elections under Section 336(e) of the Code for Dow and all of Dow’s domestic subsidiaries with respect to the distribution. In the event the distribution is ultimately determined not to qualify as tax-free under Section 355 of the Code for U.S. federal income tax purposes, these Section 336(e) elections would generally cause the distribution to be treated as a deemed sale of the assets of Dow and each of its domestic corporate subsidiaries, causing DowDuPont to recognize gain to the extent the fair market value of the assets (excluding stock in any domestic corporate subsidiary) of Dow and its domestic corporate subsidiaries exceeded the basis of Dow and its domestic corporate subsidiaries in such assets. In addition, if the distribution is ultimately determined not to qualify as tax-free under Section 355 of the Code for U.S. federal income tax purposes, each DowDuPont stockholder that receives shares of Dow common stock in the distribution would be treated as receiving a distribution in an amount equal to the fair market value of Dow common stock that was distributed to the stockholder, which generally would be taxed as a dividend to the extent of the stockholder’s pro rata share of DowDuPont’s current and accumulated earnings and profits, including DowDuPont’s taxable gain, if any, on the distribution, then treated as a non-taxable return of capital to the extent of the stockholder’s basis in DowDuPont stock and thereafter treated as capital gain from the sale or exchange of DowDuPont stock.

Even if the distribution otherwise qualifies for tax-free treatment under Section 355 of the Code, the distribution may result in corporate level taxable gain to DowDuPont under Section 355(e) of the Code if either Dow or DowDuPont undergoes a 50 percent or greater ownership change as part of a plan or series of related transactions that includes the distribution, potentially including transactions occurring after the distribution. The process for determining whether one or more acquisitions or issuances triggering this provision has occurred, the extent to which any such acquisitions or issuances results in a change of ownership and the cumulative effect of any such acquisitions or issuances together with any prior acquisitions or issuances (including the Merger) is complex, inherently factual and subject to interpretation of the facts and circumstances of a particular case. If an acquisition or issuance of stock triggers the application of Section 355(e) of the Code, DowDuPont would recognize taxable gain as described above, but the distribution would be tax-free to each DowDuPont stockholder (except for tax on any cash received in lieu of fractional shares). In certain cases, Dow may be required to indemnify DowDuPont for all or part of the tax liability resulting from the application of Section 355(e). For further details regarding Dow’s potential indemnity obligation, see the section entitled “Dow’s Relationship with New DuPont and Corteva Following the Distribution—Tax Matters Agreement.”

A U.S. Holder that receives cash instead of fractional shares of Dow common stock should be treated as though the U.S. Holder first received a distribution of a fractional share of Dow common stock, and then sold it for the amount of cash. Such U.S. Holder should recognize capital gain or loss, measured by the difference between the cash received for such fractional share and the U.S. Holder’s basis in the fractional share, as determined above. Such capital gain or loss should generally be a long-term capital gain or loss if the U.S. Holder’s holding period for such U.S. Holder’s DowDuPont common stock exceeds one year.

U.S. Treasury Regulations require certain stockholders that receive stock in a distribution to attach a detailed statement setting forth certain information relating to the distribution to their respective U.S. federal income tax returns for the year in which the distribution occurs. Within 45 days after the distribution, DowDuPont will provide stockholders who receive Dow common stock in the distribution with the information necessary to comply with such requirement. In addition, all stockholders are required to retain permanent records relating to the amount, basis, and fair market value of Dow common stock received in the distribution and to make those records available to the IRS upon request of the IRS.

DESCRIPTION OF MATERIAL INDEBTEDNESS

Dow expects to retain Historical Dow’s then-existing third-party indebtedness arrangements in the separation. As a result, Dow expects to have third-party indebtedness of approximately $19.8 billion (excluding operating leases) following the distribution. Upon the separation, Dow expects to receive a cash payment of approximately $2.024 billion from DowDuPont, which Dow expects to use to pay down a portion of such indebtedness. The amount of this cash payment is included in the pro forma figure for “cash and cash equivalents” in the section entitled “Capitalization.” The following is a summary of the material terms of Historical Dow’s current material indebtedness:

Historical Dow’s outstanding long-term debt has been primarily issued under indentures which contain, among other provisions, certain customary restrictive covenants that Dow will be required to comply with following the distribution while the underlying notes are outstanding. The failure of Dow to comply with any of these covenants could result in a default under the applicable indenture and allow the note holders to accelerate the due date of the outstanding principal and accrued interest on the underlying notes. Historical Dow’s indenture covenants include obligations to not allow liens on principal U.S. manufacturing sites, enter into sale and lease-back transactions with respect to principal U.S. manufacturing sites, merge or consolidate with any other corporation, or sell, lease or convey, directly or indirectly, all or substantially all of Historical Dow’s assets. In addition, Dow NewCo is obligated, should it issue a guarantee in respect of outstanding or committed indebtedness under the Revolving Credit Agreement, to enter into a supplemental indenture with TDCC and the trustee under Historical Dow’s existing 2008 base indenture governing certain notes issued by TDCC, substantially concurrently with the issuance of such guarantee, pursuant to which it will guarantee all outstanding debt securities and all amounts due under such existing base indenture and will become subject to certain covenants and events of default under the existing base indenture. Historical Dow’s outstanding debt also contains customary default provisions.

Historical Dow has also entered into private credit agreements that contain certain customary restrictive covenant and default provisions in addition to the covenants set forth above. Significant other restrictive covenants and default provisions related to these agreements include:

•

the obligation of TDCC to maintain the ratio consolidated indebtedness to consolidated capitalization at no greater than 0.65 to 1.00 at any time the aggregate outstanding amount of loans under the Revolving Credit Facility, equals or exceeds $500 million;

•

a default if TDCC or an applicable subsidiary fails to make any payment, including principal, premium or interest, under the applicable agreement on other indebtedness of, or guaranteed by, the company or such applicable subsidiary in an aggregate amount of $100 million or more when due, or any other default or other event under the applicable agreement with respect to such indebtedness occurs which permits or results in the acceleration of $400 million or more in the aggregate of principal;

•	a default if TDCC or any applicable subsidiary fails to discharge or stay within 60 days after the entry of a final judgment against TDCC or such applicable subsidiary of more than $400 million; and

•

a default if Dow NewCo incurs or guarantees third party indebtedness for borrowed money in excess of $250 million or engages in any material business activity or directly owns any material assets, in each case, subject to certain conditions and exceptions, which default may, at Dow NewCo’s option, be cured by delivering an unconditional and irrevocable guaranty within 30 days of the event or events giving rise to such default.

Failure of Dow to comply with any of the covenants or default provisions could result in a default under the applicable credit agreement which would allow the lenders to not fund future loan requests and to accelerate the due date of the outstanding principal and accrued interest on any outstanding indebtedness.

DESCRIPTION OF DOW’S CAPITAL STOCK

In the distribution, DowDuPont stockholders will receive shares of Dow common stock. Dow NewCo is the newly formed holding company for Dow.

Dow NewCo’s certificate of incorporation and bylaws will be amended and restated prior to the separation. The following is a summary of the material terms of Dow NewCo’s capital stock. The summaries and descriptions below do not purport to be complete statements of the relevant provisions of Dow NewCo’s amended and restated certificate of incorporation and amended and restated bylaws as will be in effect at the time of the distribution, or of the applicable provisions of Delaware law, and the summaries are qualified in their entirety by reference to the forms of Dow NewCo’s amended and restated certificate of incorporation and amended and restated bylaws, which are attached as Exhibits 3.1 and 3.2, respectively, to the Form 10, along with the applicable provisions of Delaware law. For more information on how you can obtain copies of Dow NewCo’s amended and restated certificate of incorporation and amended and restated bylaws, see the section entitled “Where You Can Find More Information.” Dow urges you to read Dow NewCo’s amended and restated certificate of incorporation and amended and restated bylaws in their entirety.

Authorized Capital Stock

At the time of the distribution, Dow NewCo’s authorized capital stock will consist of 5 billion shares of common stock, par value $0.01 per share, and 250 million shares of preferred stock, par value $0.01 per share.

Common Stock

Dow expects that, immediately following the distribution, approximately 750 million shares of Dow NewCo common stock will be issued and outstanding, based upon 2,245,895,753 shares of DowDuPont common stock outstanding as of February 28, 2019 and the distribution ratio, and no shares of Dow NewCo’s preferred stock will be issued or outstanding.

Voting Rights. Holders of Dow common stock will be entitled to one vote for each voting share held of record by such stockholder. In any question or matter brought before any meeting of stockholders (other than the election of directors), the affirmative vote of a majority of the votes actually cast on any such question or matter at a meeting where there is a quorum shall be the act of the stockholders.

Quorum. The holders of a majority of the voting power of all of the shares of capital stock of Dow entitled to vote with respect to any one of the purposes for which the meeting is called, present in person or represented by proxy, constitutes a quorum.

Election of Directors. Directors are generally elected by a majority of the votes cast at a meeting where there is a quorum; however, directors are elected by a plurality of the votes cast at a meeting where there is a quorum if, as of the record date for such meeting, the number of nominees exceeded the number of directors to be elected.

Dividends and Liquidation Rights. Subject to any preferential rights of any outstanding preferred stock, Dow stockholders will be entitled to receive ratably the dividends, if any, as may be declared from time to time by the Dow board of directors out of funds legally available for that purpose. If there is a liquidation, dissolution or winding up of Dow NewCo, Dow stockholders will be entitled to ratable distribution of Dow NewCo’s assets remaining after the payment in full of liabilities and any preferential rights of any then-outstanding preferred stock.

Miscellaneous. Upon the distribution, all outstanding shares of Dow common stock will be fully paid and non-assessable. Dow stockholders will not have any preemptive rights to subscribe for any additional shares of capital stock or other obligations convertible into or exercisable for shares of capital stock that Dow NewCo may issue in the future. There will be no redemption or sinking fund provisions applicable to the Dow common stock. The rights, preferences and privileges of the holders of Dow common stock are subject to, and may be adversely affected by, the rights of the holders of shares of any series of preferred stock that the Dow board of directors may designate and issue in the future.

Preferred Stock

Dow NewCo’s amended and restated certificate of incorporation will authorize the Dow board of directors, without further action by Dow stockholders but subject to the applicable provisions of Delaware law, to issue shares of preferred stock and to fix by resolution the designations, preferences and relative, participating, optional or other special rights, and such qualifications, limitations or restrictions thereof, including, without limitation, redemption rights, dividend rights, liquidation preferences and conversion or exchange rights of any class or series of preferred stock, and to fix the number of classes or series of preferred stock, the number of shares constituting any such class or series and the voting powers for each class or series.

The authority possessed by the Dow board of directors to issue preferred stock could potentially be used to discourage attempts by third parties to obtain control of Dow through a merger, tender offer, proxy contest or otherwise by making such attempts more difficult or more costly. The board of directors may issue preferred stock with voting rights or conversion rights that, if exercised, could adversely affect the voting power of Dow stockholders. There are no current agreements or understandings with respect to the issuance of preferred stock and the Dow board of directors has no present intention to issue any shares of preferred stock.

Unless otherwise stated in the resolutions designating any series of preferred stock or any applicable certificate of designations, holders of preferred stock will not have any preemptive rights to subscribe for any additional shares of Dow NewCo’s capital stock or other obligations convertible into or exercisable for shares of capital stock that Dow NewCo may issue in the future. Unless otherwise stated in the resolutions designating any series of preferred stock or any applicable certificate of designations, there will be no redemption or sinking fund provisions applicable to Dow NewCo’s preferred stock.

Anti-Takeover Considerations

The provisions of the DGCL contain, and Dow NewCo’s amended and restated certificate of incorporation and amended and restated bylaws will contain, provisions that could serve to discourage or to make more difficult a change in control of Dow without the support of the Dow board of directors or without meeting various other conditions. These provisions, summarized below, are expected to discourage certain types of coercive takeover practices and takeover bids that the Dow board of directors may consider inadequate and to encourage persons seeking to acquire control of Dow to first negotiate with the Dow board of directors. Dow believes that the benefits of increased protection of Dow’s ability to negotiate with the proponent of an unfriendly or unsolicited proposal to acquire or restructure Dow outweigh the disadvantages of discouraging takeover or acquisition proposals because, among other things, negotiation of these proposals could result in an improvement of their terms.

State Takeover Legislation. Upon the distribution, Dow NewCo will be subject to Section 203 of the DGCL, an anti-takeover statute. In general, Section 203 of the DGCL, subject to certain exceptions set forth therein, prohibits a business combination between a corporation and an interested stockholder within three years of the time such stockholder became an interested stockholder, unless (a) prior to such time, the board of directors of the corporation approved either the business combination or the transaction that resulted in the stockholder becoming an interested stockholder, (b) upon consummation of the transaction that resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85 percent of the voting stock of the corporation outstanding at the time the transaction commenced, exclusive of shares owned by directors who are also officers and by certain employee stock plans, or (c) at or subsequent to such time, the business combination is approved by the board of directors and authorized by the affirmative vote at a stockholders’ meeting of at least 66 2⁄3 percent of the outstanding voting stock which is not owned by the interested stockholder.

Except as otherwise set forth in Section 203 of the DGCL, an interested stockholder is defined to include (i) any person that is the owner of 15 percent or more of the outstanding voting stock of the corporation, or is an affiliate or associate of the corporation and was the owner of 15 percent or more of the outstanding voting stock of the corporation at any time within three years immediately prior to the date of determination; and (ii) the affiliates and associates of any such person.

The provisions of Section 203 of the DGCL may encourage persons interested in acquiring Dow to negotiate in advance with the Dow board of directors, because the stockholder approval requirement would be avoided if a majority of the directors then in office approve either the business combination or the transaction which results in any such person becoming an interested stockholder. These provisions also may have the effect of preventing changes in Dow’s management. It is possible that these provisions could make it more difficult to accomplish transactions which Dow stockholders may otherwise deem to be in their best interests.

Stockholder Action by Written Consent. Delaware law provides that, unless otherwise stated in the certificate of incorporation, any action which may be taken at an annual meeting or special meeting of stockholders may be taken without a meeting, if a consent in writing is signed by the holders of the outstanding stock having the minimum number of votes necessary to authorize the action at a meeting of stockholders. Dow NewCo’s certificate of incorporation will provide that any action required or permitted to be taken by the stockholders of Dow NewCo must be effected at a duly called annual or special meeting of the stockholders and may not be effected by any consent in writing by such stockholders.

Meetings of Stockholders. Dow NewCo’s amended and restated certificate of incorporation will provide that except as otherwise required by law and subject to the rights of the holders of any class or series of preferred stock, special meetings of stockholders of Dow NewCo: (i) may be called by the Dow board of directors pursuant to a resolution adopted by a majority of the entire board, and (ii) shall be called by the Chairman of the Dow board or the Secretary of Dow NewCo upon a written request from stockholders of Dow NewCo holding at least 25 percent of the voting power of all the shares of capital stock of Dow NewCo then entitled to vote on the matter or matters to be brought before the proposed special meeting that complies with the procedures for calling a special meeting of stockholders set forth in Dow NewCo’s amended and restated bylaws, as may be amended from time to time. Only such business shall be conducted at a special meeting of stockholders as shall have been brought before the meeting pursuant to Dow NewCo’s notice of meeting.

No Cumulative Voting. Delaware law permits stockholders to cumulate their votes and either cast them for one candidate or distribute them among two or more candidates in the election of directors only if expressly authorized in a corporation’s certificate of incorporation. Dow NewCo’s amended and restated certificate of incorporation will not authorize cumulative voting.

Requirements for Advance Notification of Stockholder Nominations and Proposals. Dow NewCo’s amended and restated bylaws will establish advance notice procedures with respect to stockholder proposals and nomination of candidates for election as directors other than nominations made by or at the direction of the Dow board of directors or a committee thereof. Generally, such proposal shall be made not later than the close of business on the 90th day, nor earlier than the close of business on the 120th day in advance of the anniversary of the previous year’s annual meeting.

These advance-notice provisions may have the effect of precluding a contest for the election of Dow NewCo’s directors or the consideration of stockholder proposals if the proper procedures are not followed, and of discouraging or deterring a third party from conducting a solicitation of proxies to elect its own slate of directors or to approve its own proposal, without regard to whether consideration of those nominees or proposals might be harmful or beneficial to Dow and Dow stockholders.

Removal of Directors. Dow NewCo’s amended and restated certificate of incorporation will provide that, except as otherwise required by law and subject to the rights of the holders of any class or series of preferred stock, any director, or the entire Dow board of directors, may be removed from office at any time, with or without cause, only by the affirmative vote of the holders of a majority of the voting power of all of the shares of capital stock of Dow NewCo then entitled to vote generally in the election of directors, voting as a single class.

Size of the Dow Board of Directors. Dow NewCo’s amended and restated bylaws will provide that the number of directors on the Dow board of directors will be not less than six nor more than 21, with the exact number of directors to be fixed exclusively by the board of directors.

Vacancies. Dow NewCo’s amended and restated bylaws will provide that any vacancies created on the board of directors for any reason, including resulting from any increase in the authorized number of directors or the death, resignation, disqualification or removal from office of any director, will be filled exclusively by a majority of the directors then in office, even if less than a quorum, or by a sole remaining director. Any director elected to fill a vacancy on the Dow board of directors will hold office until the next annual meeting of stockholders or until their successor is duly elected and qualified.

Amendments to Certificate of Incorporation. The DGCL provides that, provided a meeting or vote of stockholders is required to amend a corporation’s certificate of incorporation pursuant to §242 of the DGCL, an amendment to a corporation’s certificate of incorporation requires that (i) the board of directors adopt a resolution setting forth the proposed amendment and either calling a special meeting of the stockholders entitled to vote in respect thereof for consideration of such amendment or directing that the amendment be considered at the next annual meeting of the stockholders and (ii) the stockholders approve the amendment by a majority of outstanding shares entitled to vote (and a majority of the outstanding shares of each class entitled to vote, if any).

Dow NewCo’s amended and restated certificate of incorporation will provide that Dow NewCo reserves the right at any time and from time to time to amend, alter, change or repeal any provision contained in Dow NewCo’s certificate of incorporation, and any other provisions authorized by the DGCL may be added or inserted, in the manner now or hereafter prescribed by the DGCL, and all rights, preferences and privileges of whatsoever nature conferred on stockholders, directors or any other persons whomsoever therein granted are subject to this reservation.

Amendments to Bylaws. Dow NewCo’s amended and restated certificate of incorporation and amended and restated bylaws will provide that the bylaws may be amended by the board of directors.

Undesignated Preferred Stock. The authority that the board of directors will possess to issue preferred stock could potentially be used to discourage attempts by third parties to obtain control of Dow through a merger, tender offer, proxy contest or otherwise by making such attempts more difficult or more costly. The board of directors may be able to issue preferred stock with voting rights or conversion rights that, if exercised, could adversely affect the voting power of the stockholders.

Limitations on Liability, Indemnification of Officers and Directors, and Insurance

The DGCL authorizes corporations to limit or eliminate the personal liability of directors to corporations and their stockholders for monetary damages for breaches of directors’ fiduciary duties as directors, and Dow NewCo’s amended and restated certificate of incorporation will include such an exculpation provision.

Dow NewCo’s amended and restated certificate of incorporation will provide that Dow’s directors, officers, employees and agents may be indemnified by Dow NewCo to the fullest extent as is permitted by the laws of the State of Delaware as it presently exists or may hereafter be amended and as Dow NewCo’s bylaws may from time to time provide.

The limitation of liability and indemnification provisions in Dow NewCo’s amended and restated certificate of incorporation and amended and restated bylaws may discourage stockholders from bringing a lawsuit against directors for breach of their fiduciary duty. These provisions may also have the effect of reducing the likelihood of derivative litigation against Dow’s directors and officers, even though such an action, if successful, might otherwise benefit Dow and Dow stockholders. However, these provisions will not limit or eliminate Dow’s rights, or those of any stockholder, to seek non-monetary relief such as injunction or rescission in the event of a breach of a director’s duty of care. The provisions will not alter the liability of directors under the federal securities laws. In addition, your investment may be adversely affected to the extent that, in a class action or direct suit, Dow pays the costs of settlement and damage awards against directors and officers pursuant to these indemnification provisions. There is currently no pending material litigation or proceeding against any directors, officers or employees for which indemnification is sought.

Exclusive Forum

Dow NewCo’s amended and restated bylaws will provide that unless Dow NewCo consents in writing to the selection of an alternative forum, the Court of Chancery of the State of Delaware will be the sole and exclusive forum for (i) any derivative action or proceeding brought on behalf of Dow NewCo, (ii) any action asserting a claim of breach of a fiduciary duty owed by any Dow NewCo director, officer or other employee to Dow NewCo or Dow NewCo’s stockholders, (iii) any action asserting a claim arising pursuant to any provision of the DGCL, or (iv) any action asserting a claim governed by the internal affairs doctrine. The amended and restated bylaws will provide that the exclusive forum provision will not preclude or contract the scope of exclusive federal or concurrent jurisdiction for actions brought under the Exchange Act or the Securities Act or the respective rules and regulations promulgated thereunder.

Sale of Unregistered Securities

On August 30, 2018, Dow NewCo issued 100 shares of Dow common stock to DowDuPont pursuant to Section 4(a)(2) of the Securities Act. Dow NewCo did not register the issuance of the shares under the Securities Act because the issuance did not constitute a public offering.

Transfer Agent and Registrar

After the distribution, the transfer agent and registrar for Dow common stock will be Computershare Trust Company, N.A.

Listing

Dow intends to list the Dow common stock on the NYSE under the symbol “DOW.”

WHERE YOU CAN FIND MORE INFORMATION

Dow NewCo has filed a registration statement on Form 10 with the SEC with respect to the shares of Dow common stock being distributed as contemplated by this information statement. This information statement is a part of, and does not contain all of the information set forth in, the registration statement and the exhibits and schedules to the registration statement. For further information with respect to Dow and the Dow common stock, please refer to the registration statement, including its exhibits and schedules. Statements made in this information statement relating to any contract or other document are not necessarily complete, and you should refer to the exhibits attached to the registration statement for copies of the actual contract or document. You may review a copy of the registration statement, including its exhibits and schedules, as well as the annual and quarterly reports of Historical Dow and other information filed by TDCC with the SEC, on the Internet website maintained by the SEC at www.sec.gov. Information contained on any website referenced in this information statement is not incorporated by reference into this information statement.

Since the Merger, Historical Dow has been a subsidiary of DowDuPont and has not had a class of equity securities registered with the SEC. Consequently, TDCC has had reduced reporting obligations under the Exchange Act. As a result of the distribution, Dow NewCo will become subject to the full information and reporting requirements of the Exchange Act and, in accordance with the Exchange Act, Dow NewCo will be required to file periodic reports with the SEC and will also file proxy statements, current reports and other information with the SEC, which will be available on the Internet website maintained by the SEC at www.sec.gov.

You can obtain any of the documents listed above from the SEC, through the SEC’s website at the address described above, through Dow’s website at www.dow.com, or by requesting them in writing or by telephone at the following address:

Dow Inc.

2211 H.H. Dow Way

Midland, MI 48674

Attention: Investor Relations

1-989-636-1463

These documents are available without charge, excluding any exhibits to them, unless the exhibit is specifically listed as an exhibit to the registration statement on Form 10 of which this information statement forms a part.

Unless Dow or DowDuPont has received contrary instructions, if multiple DowDuPont stockholders share an address, only one Notice of Internet Availability of this information statement is being delivered to such address. This practice, known as “householding,” is designed to reduce printing and postage costs.

Dow undertakes to deliver promptly upon written or oral request a separate copy of this information statement to DowDuPont stockholders at a shared address to which a single copy of the Notice of Internet Availability was delivered. If you are a registered DowDuPont stockholder, you may request such separate copy by contacting the Office of the Corporate Secretary at 2211 H.H. Dow Way, Midland, MI 48674. If you hold your stock with a bank, broker or other nominee, you may request such separate copy by contacting Broadridge Financial Solutions Inc. (Attn: Householding Department) at 51 Mercedes Way, Edgewood, NY 11717, or by calling 1-866-540-7095. If you are a registered DowDuPont stockholder receiving multiple copies at the same address or if you have a number of accounts at a single brokerage firm, you may submit a request to receive a single copy in the future by contacting the Office of the Corporate Secretary. If you hold your DowDuPont common stock with a bank or broker, contact Broadridge Financial Solutions Inc. at the address and telephone number provided above.

Following the distribution, Dow intends to furnish its stockholders with annual reports containing consolidated financial statements prepared in accordance with U.S. generally accepted accounting principles and audited and reported on by, and with an opinion expressed by, an independent registered public accounting firm.

You should rely only on the information contained in this information statement or to which Dow has referred you. Dow has not authorized any person to provide you with different information or to make any representation not contained in this information statement.

TRADEMARK LISTING

The following trademarks or service marks of Historical Dow and certain affiliated companies of Historical Dow appear in this information statement: ACOUSTICRYL, ACRYSOL, AFFINITY, AQUASET, AVANSE, BETAFORCE, BETAMATE, BETASEAL, CANVERA, CARBOWAX, DOW, DOW CORNING, DOWSIL, ELITE, EVOLV3D, EVOQUE, FILMTEC, FORMASHIELD, GREAT STUFF, INTUNE MAINCOTE, MOLYKOTE, MULTIBASE, NORDEL, PRIMAL, RHOPLEX, ROPAQUE, SENTRY, SILASTIC, STYROFOAM, TAMOL, TERGITOL, TPSiV, TRITON, UCAR, UCARTHERM, UCON, VERSENE, VORAFUSE, WALOCEL

The following registered service mark of American Chemistry Council appears in this information statement: RESPONSIBLE CARE

The following registered service mark of Papierfabrik August Koehler SE appears in this information statement: Blue4est

DOW INC.

Dow Inc. (f/k/a Dow Holdings Inc., “Dow NewCo”) is a wholly owned subsidiary of DowDuPont and was formed on August 30, 2018 to serve as a holding company for Dow. Dow NewCo has engaged in no business operations to date and has no assets or liabilities of any kind, other than those incident to its formation.

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